Form 20-F
period 2020-12-31
Silence Therapeutics plc
filed 2021-03-30
CIK 1479615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-39487

Silence Therapeutics plc

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable

(Translation of Registrant’s Name into English)

United Kingdom

(Jurisdiction of incorporation or organization)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Mark Rothera

Chief Executive Officer

Silence Therapeutics plc

72 Hammersmith Road

London W14 8TH

United Kingdom

Tel: +44 20 3457 6900

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 3 ordinary shares, nominal value £0.05 per share	SLN	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £0.05 per share: 83,306,259 as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒    Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

i

GENERAL INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this report to the terms “Silence,” “Silence Therapeutics,” “Silence Therapeutics plc,” “the company,” “we,” “us” and “our” refer to Silence Therapeutics plc together with its subsidiaries. In this Annual Report, the U.S. Securities and Exchange Commission is referred to as the “SEC”, the Securities Act of 1933, as amended, is referred to as the “Securities Act” and the Securities Exchange Act of 1934, as amended, is referred to as the “Exchange Act.”

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in pounds sterling and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements included in this report were prepared in accordance with generally accepted accounting principles in the United States. All references in this report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Except with respect to U.S. dollar amounts presented as contractual terms or otherwise indicated, all amounts presented in this report in U.S. dollars have been translated from pounds sterling solely for convenience at an assumed exchange rate of $1.37 per £1.00, based on the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. We make no representation that any pounds sterling or U.S. dollar amounts referred to in this Annual Report could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, or at all. These translations should not be considered representations that any such amounts have been, could have been or could be converted from pounds sterling into U.S. dollars at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Additionally, numerical figures under £100,000 have been rounded to the nearest thousand in this Annual Report.

All references to “shares” in this Annual Report refer to ordinary shares of Silence Therapeutics plc with a nominal value of £0.05 per share.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of preclinical studies or clinical trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements through the end of 2022; and
•	regulatory developments in the United States, United Kingdom, EU and other jurisdictions.

You should refer to the section of this Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data.

The following tables present selected consolidated financial data as of the dates and for the periods indicated. We have derived the selected consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2020, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the PCAOB (United States).

You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report and the information under the section “Operating and Financial Review and Prospects.” Our historical results are not necessarily indicative of our future results.

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s

Revenue	5,479	244	-
Cost of sales	(3,762)
Gross (loss) / profit	1,717	244	-
Research and development costs	(20,209)	(13,336)	(9,743)
Administrative expenses	(13,983)	(9,642)	(10,828)
Other (losses)/gains - net	(3,372)	-	6
Operating loss	(35,847)	(22,734)	(20,565)
Finance and other expenses	(323)	(163)	-
Finance and other income	129	27	39
Loss for the year before taxation	(36,041)	(22,870)	(20,526)
Taxation	3,494	3,288	2,115
Loss for the year after taxation	(32,547)	(19,582)	(18,411)
Loss per ordinary equity share (basic and diluted)	(39.8) pence	(26.1) pence	(26.2) pence

		December 31,
	Note	2020	2019	2018
		£000s	£000s	£000s
Non-current assets
Property, plant and equipment	12	1,127	611	921
Goodwill	13	8,125	7,692	8,127
Other intangible assets	14	17	34	64
Financial assets at amortized cost	17	303	275	275
		9,572	8,612	9,387
Current assets
Cash and cash equivalents	15	27,449	13,515	21,494
Derivative financial instrument	16	1,492	-	-
Financial assets at amortized cost – term deposit	17	10,000	20,000	5,000
Financial asset at amortized cost – other	17	-	1	43
R&D tax credit receivable	10	3,536	3,060	2,080
Other current assets	18	4,616	885	881
Trade receivables	19	29,306	4	-
		76,399	37,465	29,498
Non-current liabilities
Contract liabilities	22	(51,337)	(15,515)	-
		(51,337)	(15,515)	-
Current liabilities
Contract liabilities	22	(17,042)	(2,478)	-
Trade and other payables	20	(8,192)	(6,888)	(3,830)
Lease liability	21	(341)	(287)	-
		(25,575)	(9,653)	(3,830)
Net assets		9,059	20,909	35,055
Capital and reserves attributable to the owners of the parent
Share capital	24	4,165	3,919	3,554
Capital reserves	26	186,891	167,243	163,121
Translation reserve		2,218	1,746	2,157
Accumulated losses		(184,215)	(151,999)	(133,777)
Total shareholders equity		9,059	20,909	35,055

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Investing in ADSs representing our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report, including our consolidated financial statements and the related notes, before investing in the ADSs. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this report and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

•	The approach we are taking to discover and develop drugs is novel and we may not be successful in our efforts to identify or discover potential drug product candidates to bring into clinical trials.
•

If clinical trials of our product candidates fail to commence or, once commenced, fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•	We have a history of net losses and we anticipate that we will continue to incur significant losses for the foreseeable future.
•	We will need to raise additional capital, which may not be available on acceptable terms, or at all.
•

We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies develop drugs more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.

•

We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of research or clinical testing.

•	If we are unable to obtain or protect intellectual property rights related to our current or future product candidates, we may not be able to compete effectively in our markets.
•	An active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the price you pay for them, if at all.
•

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

•	If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

•

The withdrawal of the United Kingdom from the European Union, or EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the EU, result in restrictions or imposition of taxes and duties for importing our product candidates into the EU, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the EU.

•

The ongoing COVID-19 pandemic could adversely affect our operations, including at our clinical trial sites, as well as the business or operations of our contract research organizations, or CROs, or other third parties with whom we conduct business.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;
•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (2) the last day of 2025; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur on the last day of any fiscal year that the aggregate worldwide market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, and current reports on Form 8-K upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Risks Related to Our Financial Condition and Need for Additional Capital

We have a history of net losses and we anticipate that we will continue to incur significant losses for the foreseeable future.

In recent years, our operations have been primarily limited to developing our siRNA product platform, undertaking basic research around siRNA targets, conducting preclinical studies for our initial development programs and out-licensing some of our intellectual property rights. We have not yet completed any clinical trials for, nor have we obtained marketing regulatory approval for any product candidates. Consequently, any predictions about our future success or viability, or any evaluation of our business and prospects, may not be accurate.

We have incurred losses in each year since our inception. Our net losses were £32.5 million for the year ended December 31, 2020,£19.6 million for the year ended December 31, 2019 and £18.4 million for the year ended December 31, 2018. We have devoted most of our financial resources to research and development, including our preclinical and clinical development activities.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, although these losses may fluctuate significantly between periods. We anticipate that our expenses will increase substantially as we continue the research and preclinical and clinical development of our product candidates, both independently and under our collaboration agreements with third parties. We would also incur additional expenses in connection with seeking marketing approvals for any product candidates that successfully complete clinical trials, if any, and ultimately establishing a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval. We will also need to maintain, expand and protect our intellectual property portfolio, hire additional personnel, and create additional infrastructure to support our operations and our product development and planned future commercialization efforts. We expect that all of these additional expenses will cause our total expenses to substantially exceed our revenue over the near term, resulting in continuing operating losses and increasing accumulated deficits.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaboration partners, to successfully complete the development of, obtain the necessary regulatory approvals for and commercialize our product candidates. We do not anticipate generating revenues from sales of products for the foreseeable future, if ever. Our ability to generate future revenues from product sales will depend heavily on our success in:

•	identifying and validating therapeutic targets;
•	completing our research and preclinical development of product candidates;
•	initiating and completing clinical trials for product candidates;
•	seeking and obtaining marketing approvals for product candidates that successfully complete clinical trials;

•	establishing and maintaining supply and manufacturing relationships with third parties;
•

launching and commercializing product candidates for which we obtain marketing approval, either with a collaborator or, if launched independently, successfully establishing a sales force, marketing and distribution infrastructure;

•	maintaining, protecting and expanding our intellectual property portfolio; and
•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase if we were required by the FDA, the European Medicines Agency, or EMA, the United Kingdom Medicines and Healthcare products Regulatory Agency, or MHRA, or other regulatory agencies to perform studies and trials in addition to those that we currently anticipate.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product on our own. Even if we were able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will need to raise additional capital, which may not be available on acceptable terms, or at all.

We have used substantial funds to develop our RNAi technologies and will require substantial funds to conduct further research and development, including preclinical testing and clinical trials of our product candidates, and to manufacture, market and sell any of our products that may be approved for commercial sale. Because the length of time or activities associated with successful development of our product candidates may be greater than we anticipate, we are unable to estimate the actual funds we will require to develop and commercialize them.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We will need to raise additional capital to fund our operations and such funding may not be available to us on acceptable terms, or at all. We may need to raise additional capital or otherwise obtain funding through additional strategic collaborations if we choose to initiate clinical trials for product candidates other than those currently licensed to Mallinckrodt and AstraZeneca. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates.

For the foreseeable future, we expect to rely primarily on additional non-dilutive collaboration arrangements, as well as equity and/or debt financings, to fund our operations. Raising additional capital through the sale of securities could cause significant dilution to our shareholders. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Our ability to raise additional funds will depend, in part, on the success of our preclinical studies and clinical trials and other product development activities, regulatory events, our ability to identify and enter into licensing or other strategic arrangements, and other events or conditions that may affect our value or prospects, as well as factors related to financial, economic and market conditions, many of which are beyond our control. There can be no assurances that sufficient funds will be available to us when required or on acceptable terms, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of any future product candidates;
•	seek strategic alliances for research and development programs at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	dispose of technology assets, or relinquish or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize; and
•	file for bankruptcy or cease operations altogether.

Any of these events would have a material adverse effect on our business, operating results and prospects and could significantly impair the value of your investment in our ADSs.

Raising additional capital may cause dilution to our holders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanded research and development activities and potential commercialization efforts. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants and tax credits.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

If we raise funds through research grants or take advantage of research and development tax credits, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders, and may cause the market price of our ADSs to decline.

Risks Related to the Discovery, Development, Regulatory Approval and Potential Commercialization of Our Product Candidates

The approach we are taking to discover and develop drugs is novel and may never lead to marketable products.

We have concentrated our therapeutic product research and development efforts on siRNA technology, and our future success depends on the successful development of this technology and products based on our siRNA product platform. Although the FDA has approved three siRNA treatments for marketing in the United States since 2018, no assurance can be given that the FDA will approve any other siRNA treatments such as ours.

The scientific discoveries that form the basis for our efforts to discover and develop product candidates based on siRNA technology are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable and the value of our ordinary shares may decline.

Further, our focus solely on siRNA technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our ordinary shares. If we are not successful in developing any product candidates using siRNA technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and successfully implement an alternative product development strategy.

We may not be successful in our efforts to identify or discover potential product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize siRNA therapeutics. Our research programs may show initial promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our research methodology or that of any strategic collaborator may be unsuccessful in identifying potential product candidates that are successful in clinical development;
•	potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•	our current or future strategic collaborators may change their development profiles for potential product candidates or abandon a therapeutic area; or
•	new competitive developments in the evolving field of RNAi, including gene therapy or gene editing, may render our product candidates obsolete or noncompetitive.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

We may not be successful in our efforts to increase our pipeline, including by pursuing additional indications for our current product candidates, identifying additional indications for our proprietary platform technology or in-licensing or acquiring additional product candidates for other indications.

We may not be able to develop or identify product candidates that are safe, tolerable and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify, in-license or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance.

Preclinical studies and clinical trials of our product candidates may not be successful. If we are unable to generate successful results from these studies and trials, or experience significant delays in doing so, our business may be materially harmed.

We have invested a significant portion of our efforts and financial resources in the identification and development of siRNA-based product candidates. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates.

The success of our product candidates will depend on several factors, including, inter alia, the following:

1.	successfully designing preclinical studies which may be predictive of clinical outcomes;
2.	successfully conducting clinical trials;
3.	receipt of marketing approvals from applicable regulatory authorities;
4.	obtaining and maintaining patent or trade secret protection for future product candidates;

5.	establishing and maintaining supply and manufacturing relationships with third parties or establishing our own manufacturing capability; and
6.	successfully commercializing our products, if and when approved, whether alone or in collaboration with others.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete the development of, or commercialize, our product candidates, which would materially harm our business.

If clinical trials of our product candidates fail to commence or, once commenced fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

In clinical development, the risk of failure for product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of product candidates, we or a strategic collaborator must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. As of the date hereof,  two of our product candidates are in Phase 1 clinical trials, and our other product candidates are pre-clinical. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval for their products.

Events which may result in a delay or unsuccessful completion of clinical development include, among other things:

•	delays in reaching an agreement with the FDA, EMA, MHRA or other regulatory authorities on final trial design;
•	imposition of a clinical hold on our clinical trial operations or trial sites by the FDA or other regulatory authorities;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
•	inability to adhere to clinical trial requirements directly or with third parties such as CROs;
•	delays in obtaining required institutional review board approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in a trial;
•	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	delays caused by patients dropping out of a trial due to protocol procedures or requirements, product side effects or disease progression;
•	clinical sites dropping out of a trial to the detriment of enrollment;

•	time required to add new clinical sites;
•	investigator fraud, including data fabrication by clinical trial personnel;
•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•

delays in delivering sufficient supply of clinical trial materials to clinical sites due to the global lockdown as a result of the COVID-19 pandemic, further challenges of patient recruitment during the COVID-19 pandemic, as well as challenges regarding global clinical trial supply shipments, importation and customs clearances.

If we or our current or future strategic collaborators are required to conduct additional clinical trials or other testing of any product candidates beyond those that are currently contemplated, are unable to successfully complete clinical trials of any such product candidates or other testing, or if the results of these trials or tests are not positive or are only moderately positive, or if there are safety concerns, we and they may:

•	be delayed in obtaining marketing approval for our future product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as originally intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements; or
•	have the product removed from the market after obtaining marketing approval.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. In addition, our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any inability to successfully complete clinical development, whether independently or with a strategic collaborator, could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestone payments and royalties.

Conducting successful clinical trials requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; the number of ongoing clinical trials in the same indication that compete for the same patients; proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of research or clinical testing, or may terminate our agreements.

We do not expect to independently conduct all aspects of our drug discovery activities, research or preclinical and clinical studies of product candidates. We currently rely and expect to continue to rely on third parties to conduct some aspects of our drug development studies and chemical syntheses. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the necessary preclinical studies to enable us to progress viable product candidates for investigational new drug, or IND, submissions and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize such product candidates.

Although our research and development services can only be performed by us or at our discretion, we rely on third party clinical investigators, CROs, clinical data management organizations, medical institutions and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials in relation to our product candidates. Because we rely on third parties and do not have the ability to conduct clinical trials independently, we have less control over the timing, quality and other aspects of clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development program could be delayed or otherwise adversely affected. In all events, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and comparable foreign regulatory agencies require us to comply with good clinical practices, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, accurate and complete and that the rights, integrity and confidentiality of trial participants are protected. We rely, for example, on third parties for aspects of quality control which are especially important in monitoring compliance with GCP requirements and avoiding any investigator fraud or misconduct in clinical research, such as practices including adherence to an investigational plan; accurate recordkeeping; drug accountability; obtaining completed informed consent forms; timely reporting or any adverse drug reactions; notifying appropriate Institutional Review Boards, or IRBs, and Ethics Committees of progress reports and any significant changes; and obtaining documented IRB approvals. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties with which we contract might not be diligent, careful or timely in conducting our clinical trials, as a result of which we could experience one or more lapses in quality controls or other aspects of clinical trial management, and the clinical trials could be delayed or unsuccessful. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborators may have additional termination rights for convenience with respect to the collaboration or a particular program under the collaboration, under certain circumstances. For example, our collaboration agreement with Mallinckrodt, for an exclusive worldwide license for SLN500 and additional complement-target products, and our collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, may be terminated by Mallinckrodt and AstraZeneca, respectively, at any time upon prior written notice to us. If we were to lose a commercialization collaborator, we would have to attract a new collaborator or develop expanded sales, distribution and marketing capabilities internally, which would require us to invest significant amounts of financial and management resources.

We rely on third-party manufacturers to produce our preclinical and clinical product candidates, and we intend to rely on third parties to produce future clinical supplies of product candidates that we advance into clinical trials and commercial supplies of any approved product candidates.

Reliance on third-party manufacturers entails risks, including risks that we would not be subject to if we manufactured the product candidates ourselves, including:

•	the inability to meet any product specifications and quality requirements consistently;
•	a delay or inability to procure or expand sufficient manufacturing capacity;
•	manufacturing and product quality issues related to scale-up of manufacturing;
•	costs and validation of new equipment and facilities required for scale-up;
•	a failure to comply with applicable government regulations;
•	the inability to negotiate manufacturing or supply agreements with third parties under commercially reasonable terms or at all;
•	termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
•

the reliance on a limited number of sources, such that if we were unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell future product candidates in a timely fashion, in sufficient quantities or under acceptable terms; and

•

the losses incurred by us if our insurance coverage is insufficient to cover any loss, contamination or damage of chemical materials, product components or products made by any of our CMOs, once the materials or products have been shipped to us and the risk of loss has been transferred to us.

We face risks inherent in relying on contract manufacturing organizations, or CMOs, as any disruption, such as a fire, natural hazards, pandemic, epidemic, or outbreak of an infectious disease at a CMO could significantly interrupt our manufacturing capability. If necessary to avoid future disruption, we may have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.

Neither we nor any strategic collaborator can commercialize a product until the appropriate regulatory authorities, such as the FDA, EMA or MHRA, have reviewed and approved the product candidate. The regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, or similar foreign governmental institution, recommends restrictions on approval or recommends non-approval. In addition, we or a strategic collaborator may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States and the European Union, or EU, the FDA and the EMA may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved new drug application, or NDA, in the United States, or a marketing authorization, or MA, in the EU is obligated to monitor and report adverse events, or AEs, and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA or MA must also submit new or supplemental applications and obtain regulatory approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with the relevant regulatory rules and, in the United States, are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections regulatory authorities for compliance with current good manufacturing practices, or cGMP, and adherence to commitments made in the NDA or MA. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions such as:

•	issuing a warning letter asserting that we are in violation of the law;
•	seeking an injunction or impose civil or criminal penalties or monetary fines;
•	suspending or withdrawing regulatory approval;
•	suspending any ongoing clinical trials;
•	refusing to approve a pending NDA or MA or supplements to an NDA or MA submitted by us;
•	seizing product; or
•	refusing to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our future products and generate revenues.

Even if we obtain and maintain approval for our product candidates in one jurisdiction, we may never obtain approval for our product candidates with other regulatory authorities in other jurisdictions. Sales of our product candidates outside of the United States and the EU will be subject to foreign regulatory requirements governing clinical trials and marketing approval and continual regulatory review. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products.

We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug available in the United States for these types of diseases or conditions will be recovered from sales of the drug. However, orphan drug designation must be requested before submitting an NDA and there can be no assurance that any such designation will be granted. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, orphan drug designation recipients can take advantage of special incentives provided by the FDA such as (i) potential market exclusivity of the product for seven years, as the first sponsor (ii) tax credits of the qualified clinical research for a designated orphan product and (iii) waiver of associated fees when submitting a marketing application to the FDA.

Similarly, in the EU, orphan designation is intended to promote the development of medicinal products that are intended for (i) the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in, or that are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales in Europe would be sufficient to justify the necessary investment, and (ii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorized in Europe or, if such method exists, that the medicinal product will be of significant benefit to those affected. In Europe, orphan designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.  European orphan medicines also benefit from ten years of market exclusivity, which precludes the EMA from approving another marketing application during this time period for the same drug and indication.  This marketing exclusivity period can however, be reduced to six years if a drug no longer meets the criteria for orphan designation or if the drug is sufficiently profitable, such that market exclusivity is no longer justified.

Our product candidate SLN124 has received orphan drug designation from the EMA for the treatment of beta-thalassemia and from the FDA for the treatment of both beta-thalassemia in adults and MDS. Even though we have these designations, or if we obtain orphan drug exclusivity in the future for a product candidate for these or other indications, exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the regulatory authority later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the regulatory authority from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity.

Although we have obtained Rare Pediatric Disease Designation for SLN124 for the treatment of beta-thalassemia, we may not realize the expected benefits of this designation.

In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

SLN124 has been granted rare pediatric disease designation, but designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Specifically, on December 27, 2020, the Rare Pediatric Disease Priority Review Voucher Program was extended by Congress. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers. Furthermore, a Rare Pediatric Disease Designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit from receiving a voucher.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to leverage our existing licensing and collaboration agreements and may enter into new strategic collaboration agreements for the development and commercialization of our programs and potential product candidates in indications with potentially large commercial markets while focusing our internal development resources, and any future internal sales and marketing organization that we may establish, on research programs and product candidates intended for selected markets or patient populations, such as rare diseases. As a result, and even as we prioritize rare indications with expansion opportunities to large populations, we may forego or delay pursuit of other programs or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

Any of our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

AEs caused by our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. Certain oligonucleotide therapeutics have been observed to result in injection site reactions and pro-inflammatory effects and may also lead to impairment of kidney or liver function. There is a risk that our future product candidates may induce similar AEs.

If AEs are observed in any clinical trials of our product candidates, including those that a strategic collaborator may develop under an agreement with us, our or our collaborators’ ability to obtain regulatory approval for product candidates may be negatively impacted.

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on our distribution in the form of a modified risk evaluation and mitigation strategy;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer.

Any of these events could prevent us or our collaborators from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our future products and impair our ability to generate revenues from the commercialization of these products either on our own or with the collaborator.

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success.

The product candidates that we are developing are based upon new technologies or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept a product intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our product, or to provide favorable reimbursement. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages of any of our product candidates compared to alternative treatments;
•	our ability to offer our products for sale at competitive prices;
•	the stability, shelf life, convenience and ease of storage and administration compared to alternative treatments;
•	the willingness of the target patient population to try new treatments and of physicians to prescribe these treatments;
•	our ability to hire and retain a sales force, or to engage one or more third party distributors for our products;
•	the strength of marketing and distribution support;
•	the availability of third-party coverage and adequate reimbursement for our product candidates;
•	the prevalence and severity of any side effects; and
•	any restrictions on the use of our products together with other medications.
•	Risks Related to Our Business Operations and Compliance with Government Regulations

The ongoing COVID-19 pandemic could adversely affect our operations, including at our clinical trial sites, as well as the business or operations of our CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of the rapidly evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in London and Berlin, where our European operations are focused and in New York, where our U.S. operations are focused. The State of New York declared a state of emergency related to the spread of COVID-19, and the Governor of New York and other health officials in

New York and surrounding states have announced aggressive orders, health directives and recommendations to reduce the spread of the disease. Further, the Governor of New York issued an executive order directing that all non-essential businesses close their physical operations and implement work-from-home schedules, effective as of March 20, 2020, while the United Kingdom issued a similar order on March 23, 2020 and Germany issued social distancing measures on March 22, 2020. Accordingly, we implemented work-from-home policies for all employees and continue to follow national, regional and local government guidance and rules in the jurisdictions in which we operate. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

In addition, our planned clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation, patient enrollment and first dosing have been delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to the virus that causes COVID-19, may adversely impact our clinical trial operations. This may be particularly challenging in the context of trials that seek to enroll patients with underlying conditions such as cardiovascular disease or diabetes which increase the risk of serious morbidity and mortality related to COVID-19. In addition, it is possible that COVID-19 exposure or inoculation by any of the available COVID-19 vaccines may affect the response to one or more of our drug candidates or confound the interpretation of our clinical trial results in unknown ways in patients exposed to the virus prior to or following enrollment in clinical trials or future clinical trials.  Our ability to evaluate and adjust for the potential effects of COVID-19 or of  a COVID-19 vaccine on our clinical trial data may be difficult if reliable COVID-19 antibody tests are not available or molecular assay results for the virus in an acutely infected patient are unavailable or falsely negative.

Our business, operations and clinical development timelines and plans could also be adversely affected by the COVID-19 pandemic if our CMOs, CROs and other service providers upon whom we rely experience delays in providing services.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread and lasting pandemic could result in prolonged significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs.

The global pandemic of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements, the unknown timing or effectiveness of any vaccine or treatment and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Although recent declines in the infection rate have been observed in several western European countries, including the United Kingdom, Germany, Spain, Italy and France, as well as some regions of North America, decisions on the part of states and countries to relax social distancing requirements, or widespread noncompliance with infection control precautions within a region, may result in local resurgence of COVID-19 infection. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies develop drugs more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.

In addition to the competition we face from competing drugs in general, we also face competition from other companies working to develop novel drugs using technology that competes more directly with our own. We are aware of several other companies that are working to develop RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNA molecules as drugs. Others are following a gene therapy approach, with the goal of treating patients not with synthetic siRNAs but with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Companies working on chemically synthesized siRNAs include, but are not limited to, Aligos Therapeutics, Alnylam Pharmaceuticals, Arbutus Biopharma, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Atalanta Therapeutics, Avidity Biosciences, Dicerna Pharmaceuticals, e-Therapeutics, Genevant Sciences, Nanopeptide Biotechnology, Nitto Biopharma, OliX Pharmaceuticals, Quark Pharmaceuticals, Sirnaomics, Suzhou Ribo Life Sciences. Alnylam Pharmaceuticals, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Aviditym Biosciences, Dicerna Pharmaceuticals, Genevant Sciences, OliX Pharmaceuticals, Nitto BioPharma and Quark Pharmaceuticals. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing Pelacarsen (TQJ230), a single-stranded antisense oligonucleotide therapeutic directed against Lp(a). Arrowhead Pharmaceuticals partnered with Amgen is developing Olpasiran (AMG 890), a different siRNA directed against Lp(a). Eli Lilly is developing an oral small molecule Lp(a) inhibitor with an undisclosed mechanism of action. We consider all three to be potentially competitive products. Abcentra is developing Orticumab, an antibody targeting oxidized LDL, which may reduce the pathogenicity of Lp(a) and is therefore also a potential competitor. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing TQJ230, a single-stranded antisense oligonucleotide therapeutic directed against Lp(a), Arrowhead Pharmaceuticals partnered with Amgen are developing AMG 890, a different siRNA directed against Lp(a), and Eli Lilly partnered with Dicerna Pharmaceuticals are also developing LY3849889, a different siRNA molecule directed against Lp(a), which we consider to be potentially competitive products. Abcentra is developing Orticumab, an antibody targeting oxidized LDL, which may reduce the pathogenicity of Lp(a) and is therefore also a potential competitor. With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s VIT-2763, Disc Medicine’s matriptase-2 inhibitor, Protagonist’s PTG-300, Bluebird’s Lentiglobin (Zynteglo®), Orchard Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, Imara’s IMR-687, Agios’ Mitapivat, Phoenicia’s Benserazide, Roivant’s ARU-1801, Kymab’s KY-1066, Astellas’ Roxadustat, Geron’s Imetelstat, Apogenix’ Asunercept, Keros’ KER-050, Astex’s ASTX727, MedPacto’s Vactosertib (TEW-7197), Lixte’s LB-100, Syntrix’s SX-682 and Eisai’s H3B-8800. Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s VIT-2763, Disc Medicine’s matriptase-2 inhibitor, Protagonist’s PTG-300, Bluebird’s Lentiglobin (Zynteglo®), Orchard Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, MedPacto’s Vactosertib (TEW-7197), Geron’s Imetelstat, Imara’s IMR-687, Agios’s Mitapivat, AstraZeneca/Astellas’s Roxadustat, H3 Biomedicine’s H3B-8800, Boehringer Ingelheim’s BI-836858, and Astex’s ASTX727. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to relevant cell and tissue types. Safe and effective means to deliver siRNAs to the relevant cell and tissue types may be developed by our competitors, and our ability to successfully commercialize a competitive product would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop a safe and effective means of delivering siRNAs into relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

There has also been in the past, and there may again be in the future, instances of our competitors using developing product candidates for the same gene targets or indications that we are targeting once they are revealed to the public, in which case we may lose a competitive advantage or market share. Our competitors may also attempt to appropriate our technologies, which may force us to enforce our intellectual property rights through legal action, which may be costly and time consuming and may or may not ultimately prove to be effective.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives.  Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous life sciences companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies and clinical trials may make it more challenging to recruit and retain qualified personnel.

The inability to recruit or loss of the services of any executive or key employee might impede the progress of our research, development and commercialization objectives.

We may need to expand our organization and may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2020 we had 74 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. Moreover, if our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

We spend a relatively low amount on technological innovation compared to our larger competitors. There is a risk that competitors will be quicker to develop new technologies, new products for the same gene targets or new delivery methods of nucleic acids into novel cell types, particularly once competitors learn about new gene targets that we or our collaborators have selected for development of siRNA molecules. We will need to successfully introduce new products to achieve our strategic business objectives. Our successful product development will depend on many factors, including our ability to attract strong talent to lead our research and development efforts, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner, obtain appropriate intellectual property protection for our products, gain and maintain market acceptance of our products, and differentiate our products from those of our competitors. In addition, patents attained by others may preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval or gain market acceptance. If we cannot successfully introduce new products or adapt to changing technologies, our products may become obsolete and our revenue and profitability could suffer.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims, including claims related to impurities in our products or potential product recalls. Product liability claims might be brought against us by consumers, healthcare providers, life sciences companies or others selling or otherwise coming into contact with our products. Certain single-stranded oligonucleotide therapeutics have led to injection site reactions and pro-inflammatory effects and may also lead to impairment of kidney or liver function. There is a risk that our current and future product candidates, although double-stranded, may induce similar or other adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	costs due to related litigation;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize our product candidates; and
•	decreased demand for our product candidates, if approved for commercial sale.

We maintain product liability insurance relating to the use of our therapeutics in clinical trials. However, such insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, and internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

Our business requires manipulating, analyzing and storing large amounts of data. We also maintain personally identifiable information about our employees. Our business therefore depends on the continuous, effective, reliable, and secure operation of our computer hardware, software, networks, internet servers, third party technology service providers and related infrastructure. To the extent that our hardware or software malfunctions or access to our data by internal research personnel is interrupted, our business could suffer. The integrity and protection of our employee and company data is critical to our business and employees have a high expectation that we will adequately protect their personal information. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve, as further described below. Maintaining compliance with applicable security and privacy regulations may increase our operating costs. Although our computer and communications hardware is protected through physical and software safeguards, we are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, accidental or malicious insider-action and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world and increasingly involve highly resourced threat actors such as organized criminals and nation states. As a result, we cannot provide assurance that our efforts to address these techniques proactively or implement adequate preventative measures will always be successful. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. In addition, any sustained disruption in internet systems or network access provided by other companies could harm our business.

The collection, processing and cross-border transfer of personal information is subject to restrictive laws and regulations.

We are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on compliance in this area, with the potential to affect our business.

In the EU, the collection and use of personal data (including health data) is governed by the provisions of the General Data Protection Regulation, or the GDPR, which became effective and enforceable across all then-current member states of the EU on May 25, 2018. The GDPR enhances data protection obligations for both processors and controllers of personal data, including by materially expanding the definition of what is expressly noted to constitute personal data, requiring additional disclosures about how personal data is to be used, imposing limitations on retention of personal data, creating mandatory data breach notification requirements in certain circumstances, and establishing onerous new obligations on services providers who process personal data simply on behalf of others, as well as obligations regarding the security and confidentiality of the personal data.  The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area to third countries, including the United States.  The GDPR has expanded its reach to include any business, regardless of its location, that processes personal data in relation to the offering of goods or services to individuals in the EU and/or the monitoring of their behavior.  This expansion would incorporate any clinical trial activities in EU member states. The GDPR imposes special protections for “sensitive information” which includes health and genetic information of data subjects residing in the EU. The GDPR also grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Failure to comply with the requirements of the GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20,000,000, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors.  While we have taken steps to comply with the GDPR, and implementing legislation in applicable member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

Further, the United Kingdom’s withdrawal from the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and EU, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained a Member State of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of  law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments, etc.) (EU Exit) Regulations)). However, going forward, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. For example, it is unclear whether transfers of personal data from the EEA to the United Kingdom will be permitted to take place on the basis of a future adequacy decision of the European Commission, or whether a “transfer mechanism,” such as the

Standard Contractual Clauses, will be required. For the meantime, under the post-Brexit trade and cooperation agreement between the European Union and the United Kingdom, or the Trade and Cooperation Agreement, it has been agreed that transfers of personal data to the United Kingdom from EU Member States will not be treated as “restricted transfers” to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension, or the extended adequacy assessment period. This will also apply to transfers to the United Kingdom from EEA Member States, assuming those Member States accede to the relevant provision of the Trade and Cooperation Agreement. Although the current maximum duration of the extended adequacy assessment period is six months it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the United Kingdom, or the United Kingdom amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/ Data Protection Act 2018 without the consent of the EU (unless those amendments or decisions are made simply to keep relevant United Kingdom laws aligned with the EU’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the United Kingdom prior to the expiry of the extended adequacy assessment period, from that point onwards the United Kingdom will be an “inadequate third country” under the GDPR and transfers of data from the EEA to the United Kingdom will require a “transfer mechanism,” such as the Standard Contractual Clauses.

Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations (for example, the power to impose fines up to the greater of either 4% of total global annual revenue, or €20,000,000 (for the EU) or £17,500,000 (for the United Kingdom)). Also, following the expiry of the post-Brexit transitional arrangements, the United Kingdom Information Commissioner’s Office is not able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, with effect from January 1, 2021, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation.  Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could further expose us to penalties under privacy and data protection laws. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business.

Our employees, consultants and contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, consultants or contractors could include intentional failures to comply with governmental regulations, comply with healthcare fraud and abuse and anti-kickback laws and regulations in the United States, the United Kingdom and other jurisdictions, or failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including improper trading based upon, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics and a robust compliance program, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States, there have been, and continue to be, legislative and regulatory developments regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that they will continue to seek new legislative and / or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our drugs.

The withdrawal of the United Kingdom from the EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the EU, result in restrictions or imposition of taxes and duties for importing our product candidates into the EU, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the EU.

Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. The Trade and Cooperation Agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the EU. For example, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and a separate marketing authorization will be required to market our product candidates in Great Britain. It is currently unclear whether the MHRA is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.  Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, could make it more difficult for us to commercialize our product candidates in the EU or in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the EU, there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period.  Further, should the United Kingdom diverge from the EU from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future.  We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the EU, and make travel between our United Kingdom and German offices more difficult, time-consuming and expensive than previously was the case.

Legal, political and economic uncertainty surrounding Brexit may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, revenue, financial condition, and results of operations.

The lack of clarity on future U.K. laws and regulations, including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, after the expiration of the Transition Period may negatively impact foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict access to capital.

The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the EU after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the United Kingdom and the EU are unable to negotiate acceptable trading and customs terms or if other EU member states pursue withdrawal, barrier-free access between the United Kingdom and other EU member states or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the EU and, in particular, any arrangements for the United Kingdom to retain access to EU markets after the Transition Period.

Such a withdrawal from the EU is unprecedented, and it is unclear how the United Kingdom’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers.

There may continue to be economic uncertainty surrounding the consequences of Brexit, following the Transition Period, which could adversely impact customer confidence resulting in customers reducing their spending budgets on our products, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

Exchange rate fluctuations may adversely affect our results of operations and cash flows.

Our functional currency is pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros. As a result, fluctuations in exchange rates, particularly between the pound sterling on the one hand and the U.S. dollar and Euro on the other hand, may adversely affect our reported results of operations and cash flows. Since the Brexit referendum in 2016, there has been a significant increase in the volatility of these exchange rates and an overall weakening of the pound sterling. Our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates between the pound sterling and these and other currencies, any of which may have a significant impact on our results of operations and cash flows from period to period.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our current or future products and product candidates, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our current and future products and product candidates. The strength of patents in the biotechnology and life sciences field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in patents with claims that cover our current and future product candidates in the United States, European countries or in other territories. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, or our current and future product candidates, and may not prevent others from designing around our claims.

If the patent applications we hold and/or have out-licensed with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including post-grant challenges, re-examination or opposition before the United States Patent Office or European Patent Office and in other jurisdictions. For example, re-examination of, or oppositions to, patents owned by us have previously been initiated, and while we believe these concluded proceedings did not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate or a siRNA related technology or method. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States claiming the same subject matter, an administrative proceeding, previously known as an interference, which may now fall under the scope of an action known as a derivation proceeding, can be initiated to determine which applicant is entitled to the patent on that subject matter. Such administrative proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in substantial costs and distract our management and other employees.

In addition, patents have a limited lifespan. In the United States and many other countries and regions of the world, the natural expiration of a patent is generally 20 years after it is filed as a non-provisional patent application, or a PCT international patent application. Various extensions may be available, however, the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from generic medications. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although each of our employees agrees to assign their inventions to us through an employee inventions agreement, and all of our employees, consultants, advisers and any third parties who have access to our proprietary know-how, information or technology enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or confidential proprietary information and independently develop substantially equivalent information and techniques. In addition, others may independently discover our trade secrets, proprietary know-how and information. For example, the FDA, as part of its transparency initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property in the United States, Europe and in other jurisdictions. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and life sciences industries, including patent infringement lawsuits. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our strategic collaborators are pursuing development candidates.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to sequences, structures, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of our management, other employees and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming, even if we ultimately prevail. For example, in 2017, we commenced patent infringement litigation against Alnylam Pharmaceuticals Inc., or Alnylam. In December 2018, we and Alnylam entered into a settlement and license agreement to settle the litigation, which was related to Alnylam’s RNAi product ONPATTRO. As part of the settlement, we now license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of its net sales of ONPATTRO in the EU.

In addition to the costs and potential distraction associated with enforcing our patents in a lawsuit, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Our efforts in a litigation may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADSs.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or life sciences companies. We may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to Our ADSs and Shares

An active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the price you pay for them, if at all.

While our ordinary shares have been traded on AIM since 1995 and our ADSs have been listed on Nasdaq since September 8, 2020, there can be no assurance that an active trading market for the ADSs will be sustained. The lack of an active trading market may also reduce the fair market value of the ADSs and could also affect the market price for our ordinary shares on AIM. The price at which our ADSs trade on Nasdaq may or may not be correlated with the price at which our ordinary shares trade on AIM.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, factors that are expected to affect the market price of our securities include:

•	the commencement, enrollment or results of our planned and future clinical trials;
•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	the results of our efforts to discover, develop, acquire or in-license additional product candidates and technologies;
•	the loss of any of our key scientific or management personnel;
•	regulatory, legal or tax developments in the United States, United Kingdom, the EU and other countries;
•	the success of competitive products or technologies;
•	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•	changes or developments in laws or regulations applicable to our product candidates or technologies;
•	changes to our relationships with collaborators, manufacturers or suppliers;
•	concerns regarding the safety of our product candidates;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions, financings, collaborations or other corporate transactions;
•	the trading volume of our ADSs on Nasdaq;
•	coordinated trading in our ordinary shares and/or ADSs by third parties, including market manipulation;
•	publication of information in the media, including online blogs and social media, about our company by third parties;
•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders;
•

general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, the United Kingdom, the EU, and other countries, including the global and regional impacts of the COVID-19 pandemic;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry; and

•	investors’ general perception of us and our business.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ADSs at or above the price paid for the ADSs and may otherwise negatively affect the liquidity of our ADSs.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s and key employees’ attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Future sales, or the possibility of future sales, of a substantial number of ADSs representing our shares or our shares could adversely affect the price of such securities.

Future sales of a substantial number of ADSs or shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs.  If holders sell substantial amounts of ADSs on Nasdaq or ordinary shares on AIM, or if the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs will be influenced by the research and reports that equity research analysts publish about us and our business. As a company admitted to trading on AIM, our equity securities are currently subject to coverage by a number of analysts.  However, we do not currently have and may never obtain broad research coverage by equity research analysts published in the United States. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

The dual listing of ordinary shares may adversely affect the liquidity and value of our ordinary shares and ADSs.

Our ordinary shares trade on AIM and our ADSs are listed on Nasdaq. The dual listing of ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs.  The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 70.4% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of March 1, 2021. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

•	delaying, deferring, or preventing a change in control;
•	entrenching our management and/or the board of directors;
•	impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the current market price for an ordinary share on AIM and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Because we do not anticipate paying any cash dividends on our ordinary shares (including ordinary shares represented by ADSs) in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our ADSs to provide dividend income. Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development of our technologies and product candidates and the growth of our business. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs.

We incur increased costs as a result of simultaneously having our ADSs listed in the United States and our ordinary shares admitted to trading on AIM in the United Kingdom, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company,” or EGC, we incur significant legal, accounting and other expenses that we did not incur prior to the listing of the ADSs on Nasdaq in the third quarter of 2020. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. For example, it has become more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC we will be required to furnish a report by our senior management on our internal control over financial reporting, beginning with our annual report filed with the SEC for the year ending December 31, 2021, which we expect to file by April 2022. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Further, being a U.S. listed company with ADS listed on Nasdaq and an English public company with ordinary shares admitted to trading on AIM impacts the disclosure of information and requires compliance with two sets of applicable rules.  From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.  As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our financial statements for the year ended December 31, 2020, we identified material weaknesses in our internal controls over our financial close and reporting process. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses identified relate to controls to address timely reconciliation and analysis of certain key accounts, including those related to revenue recognition and the recognition and accrual of research and development related expenses such as CRO and CMO activities.  We have concluded that these material weaknesses arose because, as a company that has recently become public on NASDAQ, the financial resources, business processes and related internal controls necessary to satisfy the accounting and financial reporting requirements of a NASDAQ listed company are still being developed and established.

We are still considering the full extent of the procedures to implement to remediate the material weaknesses described above. Our preliminary remediation plan includes implementing a more robust review process, and an increase in the supervision and monitoring of the financial reporting processes and our accounting personnel. We will ensure that corporate accounting personnel have the level of accounting and controls knowledge and experience commensurate with our financial reporting requirements, and institute a training program when necessary on proper internal control procedures over financial reporting. The preliminary remediation plan also includes implementing controls over calculations, analysis and conclusions associated with revenue and research and development related expenses at a more precise level. We will also allocate additional resources to the corporate accounting function, which may include the use of independent consultants with sufficient expertise to assist in the preparation and review of certain non-recurring transactions, timely review of the account reconciliations and the preparation of mid-year and year-end reporting.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiency that led to this material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent auditor has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent auditors performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our financial statements, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an EGC as defined in the SEC’s rules and regulations and we will remain an EGC until the earlier to occur of (1) the last day of 2025, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” under SEC rules, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404;
•

not being required to comply with any requirement that has or may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	an exemption from the requirement to seek nonbinding shareholder advisory votes on executive compensation or golden parachute arrangements.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this report. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in England, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of England nor our articles of association require a majority of our directors to be independent; we may include non-independent directors as members of our nominations and remuneration committees; and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We are required to follow the AIM Rules for Companies published by London Stock Exchange plc, and have adopted the Corporate Governance Code published by the Quoted Companies Alliance. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See Item 16.G. Corporate Governance for the exemptions to the Nasdaq corporate governance rules applicable to foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage and/or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, New York Stock Exchange or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, the ADSs, or the ordinary shares underlying the ADSs, may not reflect the underlying value of our company.

Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may increase the risk of holding ADSs and ordinary shares.

The share price of our ordinary shares is quoted on AIM in British pence sterling, while our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may result in differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such exchange rate differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the British pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary, and the U.S. dollar equivalent of any cash dividends paid in British pounds sterling on ordinary shares represented by the ADSs, could also decline.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders who hold our ordinary shares directly and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will use commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when deemed necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to certain rights to cancel ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or because we are paying a dividend on our ordinary shares or similar corporate actions.

The depositary for our ADSs is entitled to charge holders fees for various services, including annual service fees.

The depositary for our ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions.  We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.  We are also permitted under English law to disapply preemptive rights (subject to the approval of our shareholders by special resolution or the inclusion in our articles of association of a power to disapply such rights) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income, or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on estimates of our income and assets, and certain assumptions with respect to the characterization of our assets as active or passive, we do not believe we were a PFIC for our taxable year ended December 31, 2020. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled ‘‘Taxation—Material U.S. Federal Income Considerations for U.S. Holders.”

We may be unable to use U.K. carryforward tax losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2020, we had cumulative carryforward tax losses of £135.6 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs. Under the SME scheme, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of one patent and several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business in the United Kingdom, Germany and the United States and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our ADSs.

The Takeover Code applies, amongst other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a multilateral trading facility in the United Kingdom, which includes AIM.  We are therefore currently subject to the Takeover Code.

The Takeover Code provides a framework within which takeovers of certain companies organized in the United Kingdom are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

•

In connection with a potential offer, if, following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

•

When a person or group of persons acting in concert (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company (which percentage is treated by the Takeover Code as the level at which effective control is obtained) or (b) increases the aggregate percentage interest they have when they are already interested in not less than 30% and not more than 50%, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the 12 months before the offer was announced.

•

When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e. a bidder) or any person acting in concert with them in the offer period (i.e. before the shares subject to the offer have been acquired) or within the previous 12 months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires for cash any interest in shares during the offer period, the offer must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.

•

If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e. a target) at a price higher than the value of the offer, the offer must be increased accordingly.

•

The board of directors of the offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•

Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree company.

•	All shareholders must be given the same information.
•	Those issuing documents in connection with a takeover must include statements taking responsibility for the contents thereof.
•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.
•

Actions during the course of an offer by the offeree company which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•

Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•

Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” filed as Exhibit 2.3 to this report for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

As an English public company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or grant rights to subscribe for, or to convert any security into, shares) with the prior authorization of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. In either case, this authorization would need to be renewed by our shareholders upon expiration (i.e., at least every five years). Typically, English public companies renew the authorization of their directors to allot shares on an annual basis at their annual general meeting.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Typically, English public companies renew the disapplication of preemptive rights on an annual basis at their annual general meeting.

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association” filed as Exhibit 2.3 to this report.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our senior management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in England and Wales. In addition, uncertainty exists as to whether the English and Welsh courts would entertain original actions brought in England and Wales against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt so that no retrial of the issues would be necessary, provided that certain requirements are met consistent with English law and public policy. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws is an issue for the English court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Our articles of association provide that the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Our articles of association provide that the U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although such a provision has been determined to be enforceable under the laws of Delaware by the courts of Delaware, there is uncertainty as to whether other courts would enforce such provision, and the enforceability of similar choice of forum provisions in other companies’ constitutive documents has been challenged in legal proceedings. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits.

In addition, holders of ADSs may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to the ADSs or to the withdrawal of our ordinary shares or other deposited securities.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any owner or holder of our ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company.

We were incorporated as a public limited company under the laws of England and Wales on November 18, 1994 under the name Stanford Rook Holdings plc with company number 2992058. In July 2005, we acquired Atugen AG, a company specializing in siRNA. On April 26, 2007, we changed our name to Silence Therapeutics plc. Our principal executive offices are located at 72 Hammersmith Road, London W14 8TH, United Kingdom and our telephone number is +44 (0)20-3457-6900. Our registered office address is 27 Eastcastle Street, London, W1W 8DH. Our ADSs have been listed on the Nasdaq Capital Market under the symbol “SLN” since September 2020. Our ordinary shares are traded on AIM under the symbol “SLN”.  Our website address is www.silence-therapeutics.com.

Our agent for service of process in the United States is Silence Therapeutics Inc., 434 West 33rd Street, Office 840, New York, NY 10001.

B. BUSINESS OVERVIEW

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform is a platform of precision-engineered medicines designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: hematology, cardiovascular disease, and rare diseases.

Our wholly owned clinical development programs include SLN360 for the high and prevalent unmet need in reducing cardiovascular risk in people born with high Lipoprotein(a), or Lp(a), levels and SLN124 for rare ‘iron loading’ anemia conditions, including thalassemia and myelodysplastic syndrome, or MDS. We are evaluating SLN360 in the APOLLO Phase 1 clinical program in up to 88 people with high levels of Lp(a) and anticipate data from the single-ascending dose portion of the study in the second half of 2021. We are evaluating SLN124 in the GEMINI Phase 1 study in up to 24 adult healthy volunteers and expect to report data in the first half of 2021, which will be the first in-human data from our mRNAi GOLD™ platform. In parallel, we are evaluating SLN124 in the GEMINI II Phase 1b study in up to 112 adults with non-transfusion dependent thalassemia and very-low and low-risk MDS. We anticipate interim data from the single-ascending dose portion of the SLN124 GEMINI II Phase 1b study in the second half of 2021.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca PLC, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt, and Takeda Pharmaceutical Company Limited, or Takeda. These collaborations collectively represent up to 14 pipeline programs and up to $6 billion in potential milestones plus royalties.

We believe the opportunity for our mRNA GOLD™ platform to silence disease-associated genes in the liver is substantial. There are around 14,000 liver-expressed genes and only around one percent of them have been targeted by publicly known siRNAs. We aim to maximize output of our mRNAi GOLD™ platform through high-quality target identification using translational genomics, machine learning to enable lower attrition rates in discovery, and leveraging strategic partnerships to enhance pipeline opportunities (e.g. target selection). We intend to file two to three initial new drug applications per year from 2023 through our proprietary and partnered pipeline programs.

Background on siRNA Molecules and RNA Interference

Messenger RNA (mRNA) plays an essential role in the process used by cells to translate genetic information from DNA to create proteins. Transcription from DNA in the cell nucleus generates different types of RNA, including mRNA, which carries in the sequence of its nucleotides the genetic information which serves as molecular blueprints required for translation, or protein synthesis, outside of the nucleus where proteins are made. In some cases, cells produce mRNA erroneously, resulting in synthesis of too much of a particular protein or a mutated protein variant, which can lead to disease. Our siRNAs are designed to bind to undesirable mRNA, whereupon a natural process known as RNA interference, or RNAi, is triggered, resulting in catalytic degradation of the mRNA and reduced production and activity of the disease-associated protein.

RNAi is a naturally occurring biological pathway within cells for sequence-specific silencing and regulation of gene expression. RNAi was discovered by Andrew Fire and Craig Mello, for which they were awarded the 2006 Nobel Prize in Physiology or Medicine. RNAi therapeutics represent a novel advance in drug development that has the potential to transform the care of patients with genetic and other diseases. Historically, the pharmaceutical industry had developed only small molecules or recombinant proteins to inhibit the activity of disease-associated proteins. While this approach is effective for many diseases, a number of proteins cannot be inhibited by either small molecules or recombinant proteins. Some proteins lack the binding pockets small molecules require for interaction. Other proteins are solely intracellular and are therefore inaccessible to recombinant protein-based therapeutics, which are limited to cell surface and extracellular proteins. The unique advantage of RNAi is that, instead of targeting proteins, RNAi silences the expression of genes themselves via the targeted destruction of the mRNAs made from the gene. Rather than seeking to inhibit a protein directly, the RNAi approach works upstream to prevent its creation in the first place.

Once inside a cell, siRNA molecules are recognized by the endogenous RNAi cellular machinery, which removes one of the strands, referred to as a passenger strand, of the siRNA construct thereby allowing the other strand, referred to as a guide strand, to find its target mRNA and bind to it through Watson-Crick base pairing. This site-specific binding triggers the biological process of RNAi interference, by which natural cellular machinery degrades target mRNA bound by the guide strand and thereby prevents it from being translated into functional proteins.

Our medicines are designed to harness this natural pathway to develop a new generation of therapeutics by designing tailored siRNA sequences that are able to bind through Watson-Crick base pairing to mRNAs that code for specific disease-associated genes, or genes that regulate them. Our siRNA molecules are administered by subcutaneous injection. Once administered, our siRNA molecules are taken up specifically by target liver cells or cleared from the body within hours. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can degrade thousands of targeted mRNAs due to the catalytic nature of the cell’s RNAi machinery. Because the catalytic activity of the RNAi pathway eventually fades, RNAi-mediated protein reduction is not permanent. In our preclinical studies, we have observed a durable, dose-dependent silencing effect with our product candidates, with the highest dose resulting in reductions of between 50% and 85% or more of the target protein level over the course of several weeks following subcutaneous injection. Although we have not yet reported results from clinical trials with our product candidates, we believe that these observed results suggest that our product candidates could lead to similar results in humans. The graphic below shows the steps involved in the pairing of our siRNA molecules with the bases contained in the mRNA sequence for a particular target gene.

We believe that siRNA molecules can, in theory, be engineered to bind specifically to and silence almost any gene in the human genome to which siRNA can be delivered. This potentially broad application of siRNA therapeutics could allow them to become a new major class of drugs. We are currently able to deliver siRNA molecules to liver cells using N-acetylgalactosamine, or GalNAc, for receptor-mediated targeting. GalNAc is an amino-modified monosaccharide that binds to asialoglycoprotein receptors, or ASGPRs, with high affinity and specificity. When GalNAc-conjugated siRNA molecules reach the surface of liver cells, they are internalized in those cells, with those not internalized being excreted. Once internalized, the siRNAs specifically bind to their target mRNAs, degrading them through the cell’s natural RNAi pathway. This GalNAc-siRNA drug modality is intended to enable precision medicine through the accuracy of Watson-Crick base pairing of the siRNA to its target gene mRNA, coupled with the specificity of GalNAc-mediated delivery to the target gene-containing liver cell.

Our mRNAi GOLD™ platform uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted liver cells. We incorporate proprietary chemical modifications to enhance drug properties of our siRNA molecules, such as potency, stability and tissue distribution. We believe this approach results in a powerful modular technology that will be well-suited to tackle life-changing diseases. Particular siRNA molecules are designed to reduce the levels of a disease-associated protein directly, such as in the case of SLN360, which in our preclinical studies has been shown to directly reduce Lp(a) expression. Alternatively, in cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules are designed to increase the levels of the disease-associated protein by silencing the inhibitory protein, thereby relieving inhibition and indirectly increasing levels of the protein normally subject to inhibition.  In preclinical studies, SLN124 was shown to indirectly up-regulate hepcidin levels by reducing the expression of a specific gene, TMPRSS6, which normally inhibits the production of hepcidin. We will use this approach to address ‘iron loading’ anemia conditions in which hepcidin expression is typically low. Using these techniques, we believe we can design siRNA molecules to decrease high protein levels, and in some cases, to increase low protein levels, depending on the particular disease genes being targeted.

Our mRNAi GOLD™ Platform

Our mRNAi GOLD™ platform comprises elements of our GalNAc-siRNA toolbox, our liver cell targeting technology and our target selection and screening process.

GalNAc-siRNA Toolbox. Our mRNAi GOLD™ platform is a toolbox comprising several different elements that can be incorporated into our double-stranded siRNA structure, known as blunt-ended 19-mers, either singly or in different combinations depending on individual siRNA sequences.  The toolbox elements include:

•	sugar modifications of one or more select individual nucleotides;
•	stabilizing modifications of one or more internucleoside linkages in the sense and antisense strands;
•	stabilizing modifications at one or more of the ends of the siRNA molecules;
•	a five-prime, or 5’, modification of the antisense strand of siRNA for improved binding to an RNA-induced silencing complex, or RISC; and
•	a versatile linker chemistry for GalNAc ligand conjugation in various numbers and configurations.

When applying these elements of our toolbox, we also aim to reduce the overall content of the sugar modifications and the number of undefined stereogenic centers in the siRNA molecule.

Liver Cell Targeting Technology. Blood flow and fenestra, or small openings in the endothelium, result in a large amount of the injected dose of a conjugated siRNA passing through the liver and reaching the main cell type of the liver known as a hepatocyte. Hepatocytes are cuboidal epithelial cells that line the liver sinusoids. Hepatocytes have approximately 0.5 to 1.0 million cell surface ASGPRs. GalNAc binds to ASGPRs with high affinity so that when GalNAc-conjugated siRNA reach the hepatocytes, they are internalized into the cells where siRNA can bind and, as a result, can degrade the target mRNA, which in turn reduces production of the encoded protein and that protein’s activity, thereby silencing the respective gene. Only a small fraction of the initial dose reaches the hepatocyte and the right compartment of the cell, but once the siRNA is there, it can last for several months, allowing a small number of internalized siRNA molecules to exert a potent effect on the target mRNA. We apply the toolbox elements in the lead optimization phase to identify candidates that we believe will be potent with a long duration of action and have a favorable safety profile.

Target Selection and Screening Process. We are able to source potential product candidates through a proprietary target selection process. The selection of new targets involves a careful analysis of the biology underlying an indication, disease epidemiology and addressable population, the current standard of care and resulting medical need, the commercial landscape and the envisaged clinical path.

Our screening process relies on a proprietary in silico algorithm that seeks to predict the most efficacious and specific siRNAs for any given target. This bioinformatics function is designed to continuously improve in silico predictions for finding potentially potent and safe siRNA sequences. The highest scoring drug candidates subsequently undergo a multi-step evaluation process involving several rounds of in vitro screening in cell lines and primary hepatocytes to identify the most potent molecules. Top candidates identified in vitro are then tested for safety and potential efficacy in animal models. At this point in the process, additional modification patterns and new chemistries are introduced for improvement of activity and duration of action while maintaining the desired safety profile. To be selected as a drug candidate for clinical trials, it further needs to be shown that a molecule is well tolerated, elicits no serious adverse effects, and achieves strong and long-lasting knockdown of the targeted gene in a study with non-human primates.

Our Pipeline

Our pipeline is centered around our liver-targeting mRNAi GOLD™ platform and consists of a diversified set of therapeutic areas, including rare and metabolic indications.

In addition to our clinical development pipeline, we have also out-licensed some of the intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting. The resulting product candidate, which is referred to as QPI-1002, is being developed by Quark and is currently in later-stage clinical trials.

Our siRNA Product Candidates

SLN360

Overview

SLN360 is a siRNA molecule designed for the treatment of cardiovascular disease associated with elevated Lp(a), a fatty particle in the blood. Available human data validate Lp(a) as an independent risk factor increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction. SLN360 has the potential to reduce these diseases by specifically binding to and inducing RNAi-mediated degradation of the mRNAs made from LPA, the gene that encodes apolipoprotein(a), a protein specifically found in Lp(a). SLN360’s mode of action creates an opportunity to develop this product candidate for several indications for which Lp(a) has been shown to be a causal, independent risk factor. In our preclinical studies,

SLN360 significantly reduced Lp(a) levels in healthy non-human primates. We believe the broad applicability of SLN360 against LPA to potentially treat various cardiovascular diseases provides us with significant opportunity for market expansion if it is approved. We are also considering a variety of developmental options as an alternative to a cardiovascular outcomes trial.

We believe SLN360 could be beneficial in addressing increased cardiovascular risk associated with raised levels of Lp(a) greater than 50mg/dL, which is considered to affect up to 20% of the world’s population. The incidence of elevated Lp(a) is higher in people with established cardiovascular disease and calcific aortic valvular stenosis.  Additionally, elevated Lp(a) concentrations are associated with an increased risk of myocardial infarction and ischemic stroke, particularly in stroke patients 55 years of age and younger. There is a genetic link between plasma Lp(a) level and cardiovascular risk. Mutations that genetically cause elevated Lp(a) levels have been linked with increases in myocardial infarction, ischemic stroke, carotid stenosis, peripheral arterial disease (including femoral artery stenosis), abdominal aortic aneurysm, obstructed coronary vessels (i.e. coronary atherosclerotic burden), earlier onset of coronary artery disease, cardiovascular and all-cause mortality, increased risk of heart failure and reduced longevity. Importantly, these causal relationships are independent of concentrations of other lipids and lipoproteins, including low-density lipoprotein, or LDL, and conventional cardiovascular disease risk factors. Conversely, a genetically-determined decrease in Lp(a) has been associated with a 29% lower risk of coronary artery disease, 31% lower risk of peripheral vascular disease, 17% lower risk of heart failure, 13% lower risk of stroke and a 37% lower risk of aortic stenosis.

SLN360 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for fewer treatments, such as once monthly, every two months or longer. In August 2020, we received approval from the United States FDA of our IND application to start Phase 1 dose escalation studies in people with high Lp(a). We initiated dosing in the APOLLO Phase 1 study of SLN360 in people with high Lp(a) in February 2021 and intend to report data from the single-ascending dose portion of the study in the second half of 2021.

Disadvantages of existing treatment options

Lp(a) is not susceptible to lifestyle changes and there are no currently available pharmacological treatments that cause an appreciable reduction in Lp(a). The only existing treatment to reduce Lp(a) is apheresis, which involves the removal of blood plasma from the body by the withdrawal of blood, its separation into plasma and cells, and the reintroduction of the cells, used especially to remove antibodies in treating autoimmune diseases. This process can take between two and four hours and is performed every one to two weeks. Consequently, it is invasive and burdensome for patients and it is only available at limited centers at a high cost. Apheresis is primarily used in Europe and it is not incorporated in the treatment guidelines in the United States.

There are currently no approved lipid-lowering agents specific to Lp(a). Several non-specific agents, largely targeting LDL cholesterol, have been observed to have only marginal or modest Lp(a) reductions, including ezetimibe (7%), niacin therapy (23%), cholesteryl ester transfer protein (CETP) inhibitors (25-40%), and antisense oligonucleotide-mediated inhibition of apo(b) by mipomersen (26%).2  Additionally, two monoclonal antibodies that inhibit proprotein convertase subtilisin/kexin type 9, or, PCSK9, have been observed to reduce Lp(a) levels by 20%-30%. However, randomization studies have suggested that to produce a clinically significant reduction in cardiovascular risk, a larger reduction in Lp(a) may be required, something that we believe may be achieved by targeted RNA-based approaches such as ours.

Preclinical Data

In a proof of mechanism study in cynomolgus monkeys, non-human primates also known as long-tailed macaques, administration of SLN360 lowered blood serum Lp(a) levels in a sustained manner. The chart below shows changes from baseline, or BL, levels with each data plot shown as an arithmetic mean plus or minus one standard deviation, or SD. As shown in the chart below, over nine weeks following administration of either a single dose of SLN360 (3 mg/kg or 9 mg/kg) on day 0 or three doses (of 3 mg/kg each) on days 0, 7 and 14, the largest dose resulted in a 95% reduction in Lp(a) levels. Individual animals observed in the study had their serum Lp(a) normalized to their own baseline levels, which are expressed as a nominal value of 100 in the chart below.

SLN360-Induced Reduction in Serum Lp(a) in Cynomolgus Monkeys

SLN360 has undergone an extensive nonclinical safety and pharmacokinetic evaluation, including rat biodistribution, repeat dose toxicity in two animal species (rat and the pharmacologically relevant cynomolgus monkey), including safety pharmacology investigations, and in vitro and in vivo genetic toxicity studies. SLN360 has displayed a typically short pharmacokinetic profile, where the compound is almost completely cleared from circulation in the blood after 24 hours. SLN360 distribution was largely restricted to the liver and kidney, with levels in other organs (including reproductive organs) at less than 1% of peak liver levels. SLN360 was shown to be non-genotoxic in the standard battery of genotoxic tests. In good laboratory practice (GLP) toxicology studies, SLN360 was well tolerated up to the maximum dose administered. All findings in both species were considered to be non-adverse. In the cynomolgus monkey, the most relevant species, the No Observed Adverse Effect Level, or NOAEL, was 60 times the pharmacologically active dose, and no dose-related changes in clinical chemistry, hematology, circulatory and electrocardiography, or ECG, parameters, respiratory rate, neurobehavior, plasma cytokines, complement activation or c-reactive protein levels were noted.

APOLLO Phase 1 Clinical Program

The APOLLO Phase 1 clinical program is a global randomized, double-blind, placebo controlled single-ascending dose and multiple-ascending dose study to investigate the safety, tolerability, pharmacodynamic and pharmacokinetic response of SLN360 administered subcutaneously in up to 88 people total with high Lp(a) levels of approximately ≥ 60mg/dL. We initiated dosing in the single-ascending dose portion of the APOLLO study in February 2021 and plan to report data in the second half of 2021.

SLN124

Overview

SLN124 is an siRNA molecule designed to treat ineffective erythropoiesis, or the production of red blood cells, associated with iron overload disorders and with primary or secondary dysregulation of hepcidin synthesis. These constitute diseases associated with pathologically low hepcidin and diseases in which there is inadequate hepcidin response for the degree of iron loading, such as beta-thalassemia, MDS, and other iron-loading anemias.  Left untreated, iron overload disorders cause damage to the heart, liver, pituitary gland, adrenal gland, testes, pancreas, ovaries and kidney and endocrine organs. Beta-thalassemia is often accompanied by the destruction of a large number of red blood cells, which causes the body’s spleen to enlarge and work harder than normal, potentially worsening the anemia. Beta-thalassemia is a rare disease, with an overall prevalence of 1 per 100,000 persons, rising in certain regions (such as Mediterranean Europe, Middle East and South East Asia) to 1 per 10,000 persons. Globally, there are over 60,000 new cases of beta-thalassemia each year, of which there are approximately 15,000 cases in the United States and the top five countries in Europe. Myelodysplastic syndrome (MDS) is defined as rare genetic disease, with an overall prevalence of less than 20 per 100,000 persons, and impacts more than 100,000 people in Europe and the United States. SLN124 has the potential to reduce systemic iron, prevent organ iron overload and enhance erythropoiesis. It does so by specifically binding to and inducing RNAi-mediated degradation of mRNAs made from the gene TMPRSS6, a negative regulator of hepcidin, which is the main hormone controlling iron homeostasis.

SLN124 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for once monthly treatments. The EMA granted orphan drug designation for SLN124 in January 2019 for the treatment of beta-thalassemia. In the United States, the FDA granted rare pediatric disease designation for SLN124 in March 2020 for the treatment of beta-thalassemia and granted orphan drug designation in April 2020 and July 2020 for the treatment of MDS and adult beta-thalassemia, respectively.

We are evaluating SLN124 in the GEMINI Phase 1 study in healthy volunteers and the GEMINI II Phase 1b study in adults with non-transfusion dependent thalassemia and very-low and low-risk MDS.

Disadvantages of existing treatment options

The cornerstone of treatment for iron loading anemias, like beta-thalassemia and MDS, is the regular transfusion of packed red blood cell, or RBC, units. Despite providing immediate symptomatic relief by boosting hemoglobin levels (therefore reducing anemia), RBC transfusions are burdensome, require frequent hospital visits (every two to five weeks) and carry the risk of further iron overload. Iron chelators are the standard of care for the prevention of iron overload and can be administered by intravenous or subcutaneous twice daily injections (deferoxamine) or taken orally once (deferasirox) to three times daily (deferiprone). While orally available chelators, particularly Deferasirox (Exjade) are currently prescribed due to their ease of administration, some patients still need to receive deferoxamine infusions. Regardless of administration profile, chelator use carries a known risk of severe side effects with several restrictions of use and black box warnings regarding potential renal, ophthalmic, hepatic and gastrointestinal, or GI, toxicity/failure, with common acute GI side effects including abdominal pain, diarrhea, nausea and vomiting. The side effect profile as well as frequency of administration and perceived bad taste are reported as drivers of poor patient compliance with this existing treatment option.

Luspatercept (Reblozyl) is approved for the treatment of adults with transfusion-dependent beta-thalassemia, and adults with erythropoiesis-stimulating agent (ESA) refractory MDS with ringed sideroblasts. We believe that the limited response rates observed in the MEDALIST and BELIEVE pivotal studies suggest that there remains a substantial unmet need among these patients. Lentiglobin (Zynteglo) is a gene therapy currently approved in Europe for the treatment of a subset of patients with transfusion-dependent beta-thalassemia who do not have the β0/β0 genotype. We believe that outstanding questions surrounding the cost, safety and durability of gene therapies and their associated pre-conditioning regimens will limit their uptake, leaving a substantial unmet need for the treatment of beta-thalassemia.

Preclinical Data

In a beta-thalassemia rodent disease model, SLN124 reduced expression of its target gene, TMPRSS6, in the liver after 35 days, while also increasing serum hepcidin levels and lowering transferrin saturation. On days 1 and 15 of the study, mice with heterozygous deletion of two different β-globin genes, also known as Hbbth3/+, were treated with either 3 mg/kg of SLN124 subcutaneously as monotherapy or with the same dose of SLN124 in combination with 1.25 ng/mL of deferiprone supplied in drinking water. One cohort of mice was treated with deferiprone alone. The control group consisted of mice having TMPRSS6 siRNA without a ligand.

TMPRSS6 mRNA levels were assessed by quantitative Reverse Transcription Polymerase Chain Reaction, or qRT-PCR, a common laboratory technique, and were normalized to the endogenous reference actin relative to their expression levels in control treated animals. These TMPRSS6 mRNA levels are shown in the left panel of the figure below. Serum hepcidin levels were determined using an ELISA assay and are shown in the middle panel of the figure below. Transferrin saturation, a clinical biomarker for serum iron levels, was calculated based on total serum iron and total iron binding capacity, and the observations from the study are shown in the right panel of the figure below.

In the figure below, we show the results from administration on individual animals as well as the mean for each group plus or minus one standard deviation. The figures show that administration of SLN124, either as monotherapy or in combination with deferiprone, reduced TMPRSS6 mRNA levels as compared to the control group or treatment with deferiprone alone. The two mouse groups receiving SLN124 also experienced comparatively higher hepcidin levels and lower transferrin saturation levels than the control group or the deferiprone only group (the deferiprone only control data being non-statistically signficant or “ns”). However, because this is a preclinical study, the observed results will need to be confirmed in human clinical trials.

SLN124 reduced liver TMPRSS6 mRNA levels in β-thalassemic mice compared to deferiprone

SLN124 increased serum hepcidin levels in β-thalassemic mice compared to deferiprone

SLN124 reduced transferrin saturation in β-thalassemic mice compared to deferiprone

In our preclinical studies of beta-thalassemic mice, we also observed that administration of SLN124 improved anemia, which led to reduced extramedullary erythropoiesis, evident by the reduction in spleen weight shown in the left panel of the figure below.  In these studies, mice were dosed twice over two weeks, following which their spleen weight and hemoglobin levels were measured over five weeks. As shown in the right panel of the figure below, we observed a median increase of 2.5 g/dL in hemoglobin levels, or 30% more than the control group, in the mice receiving SLN124 in this study. Increases of at least 1.5 g/dL are generally considered to be clinically relevant responses, based on 2018 International Working Group standardized response criteria for showing hematologic improvement in patients with MDS.

SLN124 reduced spleen weight and improved anemia in β-thalassemic mice

Data based on collaboration with Dr. J. Vadolas, Australia, Monash Medical Centre/Melbourne.

SLN124 has undergone an extensive nonclinical safety and pharmacokinetic evaluation including mouse biodistribution, single and repeat dose toxicity in two relevant animal species (mouse and cynomolgus monkey) including safety pharmacology investigations, and in vitro genetic toxicity studies. Drug‑drug interaction studies have also been carried out as the initial clinical trial will also be performed in a patient population that may be using concomitant medications. The toxicological data obtained so far are regarded as adequate to support single and repeated intermittent monthly treatment in humans.

In these nonclinical evaluations, SLN124 was highly absorbed within hours, while its pharmacodynamic effects were sustained over weeks. SLN124 was distributed to the liver and kidney with little or no detectable tissue concentrations in other tissues, including brain and reproductive organs. The nonclinical safety has been assessed in a series of GLP pharmacology studies. In these studies, ECG, blood pressure and respiration were assessed in cynomolgus monkeys without any test-article related observations. Evaluation of SLN124 in weekly repeat dose GLP studies in mouse and non-human primates has not revealed any unexpected findings. The NOAEL was more than 25 times the predicted efficacious pharmacological dose in both the mouse and monkey species. In vitro experiments in mammalian assay systems confirmed the lack of genotoxicity. In drug-drug interaction studies, SLN124 was not a direct or time-dependent inhibitor of analyzed cytochrome enzymes and was neither an inhibitor nor a substrate of analyzed transporters under the conditions examined.

GEMINI Phase 1 Clinical Trial

The GEMINI Phase 1 study is a randomized, double-blind, placebo controlled, single-ascending dose study to investigate the safety, tolerability, PK and PD response of SLN124 administered subcutaneously in up to 24 healthy volunteers. We completed enrollment in the GEMINI study in February 2021 and plan to report data in the first half of 2021. This will be the first in-human data from our mRNAi GOLD™ platform.

GEMINI II Phase 1b Clinical Trial

The GEMINI II Phase 1b study is a global, randomized, single-blind, placebo controlled, single-ascending and multiple-ascending dose study to investigate the safety, tolerability, PK and PD response of SLN124 in up to 112 adults with thalassemia and very low- and low-risk MDS. We initiated the GEMINI II study in the first half of 2021 and plan to report data from the single-ascending dose portion of the study in the second half of 2021.

Collaborations

In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment to us of $20 million in May 2020 and has unconditionally agreed to make an additional cash payment to us of $40 million no later than the first half of 2021. AstraZeneca also made an equity investment of $20 million in our company in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each option exercised to collaborate on an additional target. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions.  For each target selected, we will also be eligible to receive up to $250 million in milestone payments as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN500, with options to license additional complement-mediated disease targets from us, with Mallinckrodt exercising two additional targets in July 2020. We are responsible for preclinical activities, and for conducting each development program until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in potential research milestone payments, in addition to funding for Phase 1 clinical development of SLN500 including GMP manufacturing. We will fund all other preclinical activities. We received a $2 million research milestone payment in October 2019 upon the initiation of work on the first C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program.

SLN500: Complement Factor C3 Program

Overview

Our SLN500 program candidates are siRNAs designed to specifically bind to and induce RNAi-mediated degradation of the mRNAs that encode the complement factor C3 for the treatment of complement pathway-mediated diseases. The SLN500 development program is fully funded, directly and through potential milestone payments under our collaboration with Mallinckrodt. We have nominated a lead candidate in the SLN500 program with Mallinckrodt.

Overview of the complement system

The complement system plays a pivotal role in both innate and adaptive immune systems. Complement proteins are produced primarily by the liver and circulate in the blood and through the body’s tissues. The complement system may be activated through three principal pathways, known as the classical, lectin and alternative pathways, each of which requires the C3 protein to enable three principal immune responses: opsonization, inflammation and formation of the membrane attack complex, or MAC. When C3 is activated, C3 fragments, such as C3b, tag cell surfaces in a process called opsonization, which marks the cells for removal from tissues or the bloodstream. Two other fragments, C3a and C5a, are released, contributing to inflammation in the surrounding tissues. Further complement activation causes MAC formation on cell surfaces, piercing holes and causing cells to lyse, or rupture.

Under conditions of excessive or uncontrolled activation, the complement system is believed to play a key role in the incidence and progression of several autoimmune and inflammatory diseases. In these diseases, the complement system acts directly through tissue destruction by the MAC and indirectly by signaling other elements of the immune system to inappropriately target otherwise healthy tissues. Because the contribution of complement activation to the development and progression of these diseases is not fully understood, it has been difficult to develop therapeutics that ameliorate the conditions contributing to these diseases by targeting only one of the complement activation pathways.

Complement activation and its effects can be inhibited in multiple ways. By targeting complement proteins upstream of C3, one of the three principal activation pathways can be inhibited. For example, inhibition of factor B or factor D results in inhibition of the alternative pathway, but not the classical or lectin pathways. The complement system can also be inhibited by targeting complement proteins downstream of C3, which results in limited inhibition of complement effects. For example, inhibition of C5 leads to inhibition of the formation of the membrane attack complex and C5a-mediated inflammation but does not affect opsonization or C3a-mediated inflammation.

The following graphic illustrates the mechanism of action of SLN500 in targeting the complement system:

Classical pathway
Lectin pathway
Alternative pathway
C1q
C1r
C1s
MBL
Ficolins
MASPs
FP
C3 'tick-over'
C3(H2O)
Initiation
C3b
FB
FD
C2
C4
C4b2b
SLN500
C3bBb
C3(H2O)Bb
C3 activation
C3a
AP amplification loop
C3b
FH
FB
FD
CFHRs (FHR-1,2,5)
Direct cleavage by coagulation/fibrinolytic proteases
C3bBb
C3bBb3b
C5
C5a
Terminal (lytic) pathway
C5b
Intracellular C3/C5 cleavage
CTSL
MAC
C5b-9
C3a/C3b, C5a
Shuttling across membrane-receptor triggering
Intracellular receptor stimulation
Key:
Complement regulator CD46/C3b binder
C5aR1
C5aR2
C3a receptor
Convertases
Trends in Immunology

Illustration reproduced courtesy of Mastellos D.C. et al., Trends in Immunology.

Potential Market Opportunity

The commercial potential of treatment for complement-mediated disorders has been demonstrated by eculizumab (anti-C5 Ab), the first FDA-approved drug for complement mediated disease. In 2019, eculizumab had global revenues of $4 billion for rare disease indications.

QPI-1002

We have also out-licensed certain intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting.  The resulting product candidate, which is referred to as QPI-1002, is currently being developed by Quark in later-stage clinical trials.

Competition

The life sciences industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.

We consider a number of companies to be our competitors in developing siRNA molecules, including, but not limited to, Alnylam Pharmaceuticals, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Avidity Biosciences, Dicerna Pharmaceuticals, Genevant Sciences, OliX Pharmaceuticals, Nitto BioPharma and Quark Pharmaceuticals. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing TQJ230, a single-stranded antisense oligonucleotide therapeutic directed against Lp(a), Arrowhead Pharmaceuticals partnered with Amgen are developing AMG 890, a different siRNA directed against Lp(a) and Eli Lilly partnered with Dicerna Pharmaceuticals are developing LY3849889, a different siRNA molecule directed against Lp(a), which we consider to be potentially competitive products. Abcentra is developing Orticumab, an antibody targeting oxidized LDL, which may reduce the pathogenicity of Lp(a) and is therefore also a potential competitor. With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s VIT-2763, Disc Medicine’s Matriptase-2 inhibitor, Protagonist’s PTG-300, Bluebird’s Lentiglobin (Zynteglo®), Orchard Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, MedPacto’s Vactosertib (TEW-7197), Geron’s Imetelstat, Imara’s IMR-687, Agios’s Mitapivat, AstraZeneca/Astellas’s Roxadustat, H3 Biomedicine’s H3B-8800, Boehringer Ingelheim’s BI-836858, and Astex’s ASTX727. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient friendliness, price and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Patents

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting our related know-how for our siRNA platform technologies such as siRNA stabilization chemistries, as well as for our specific siRNA targeting sequences and related therapeutics and processes, whether developed internally or licensed to third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See the “Risk Factors-Risks Related to Intellectual Property” section of this report.

Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is followed by the filing of an international patent application under the Patent Cooperation Treaty, or PCT, claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys and collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering, when legally possible, siRNA sequences alone and with chemical modifications, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes when possible. We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.

Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted. In general, patents provide exclusionary rights for 20 years from the effective filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid. In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in granting a patent. The patent term of a European patent is 20 years from its effective filing date, which, unlike in the United States, is not subject to patent term adjustments in the same way as U.S. patents.

The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.

In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In the future, if and when our products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.

As of March 1, 2021, we solely owned 30 granted patents, of which 15 are U.S.-issued patents, and 106 pending patent applications, of which eleven are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): Australia, Brazil, Canada, China, Egypt, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, South Korea and Vietnam. In addition, we own three international PCT patent applications.

Our granted patents and pending patent applications include compositions of matter claims directed to siRNA molecules and compositions. They also include claims directed to siRNA molecules having specific nucleic acid modifications and linkers as well as specific nucleic acid sequences. In addition, our pending patent applications with an effective filing date after 2003 also include claims directed to methods of use and processes relating to such siRNA molecules and compositions.

Our earliest filed patent applications directed to 19-mer blunt-ended siRNAs with particular siRNA modification patterns expire in August 2023, subject to potential extension. Our current patent application families directed to toolbox elements, if and when granted, would not be expected to expire until at least 2036. Our current patent families covering siRNA sequences directed to specific target genes and associated uses for our SLN360, SLN124 and SLN500 product candidates, if and when granted, would not be expected to expire until at least 2038.

Government Regulation and Product Approval

Review and Approval of New Drug Products in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;
•

performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

•	payment of user fees;
•	submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; and
•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

The testing and approval process for an NDA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Rare Pediatric Disease, or RPD, designation by FDA enables priority review voucher, or PRV, eligibility upon U.S. market approval of a designated drug for rare pediatric diseases. The RPD-PRV program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The voucher, which is awarded upon NDA approval to the sponsor of a designated RPD, can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, which reduces the FDA review time of such future submission from ten to six months. However, priority review does not guarantee that the FDA will review and approve an application within six months of submission.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute our products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members.

We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement in the United States

The future commercial success of our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding.

Foreign Corrupt Practices Act, the Bribery Act and Other Laws

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Our operations are also subject to non-U.S. anti-corruption laws such as the Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Review and Approval of New Drug Products in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our siRNA products will be regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell-based therapies, which could apply to our products. Additionally, there may be local legislation in various European Union Member States, which may be more restrictive than the European Union legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Given the current stage of the development of our product candidates, we have not yet sought any such advice from the EMA. However, to the extent that we do obtain such scientific advice in the future, such advice will, in accordance with the EMA’s policy, be not legally binding with regard to any future marketing authorization application of the product concerned.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need, and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement in the European Union

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit and the United Kingdom officially withdrew from the European Union on January 31, 2020.

Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain.  For two years from January 1, 2021, the MHRA may adopt decisions taken by the European Commission on the approval of new marketing authorizations through the centralized procedure, and the MHRA will have regard to marketing authorizations approved in a country in the European Economic Area (although in both cases a marketing authorization will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required).  The data exclusivity periods in the United Kingdom are currently in line with those in the EU, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.

Orphan designation in Great Britain following Brexit is essentially identical to the position in the EU, but is based on the prevalence of the condition in Great Britain.  It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the EU will be designated as such in Great Britain.

The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union.

In the short term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective United Kingdom and EU customs agencies that may delay time sensitive shipments and negatively impact supply chains.

C. Organizational Structure.

A full list of subsidiaries and the address of the registered offices as of December 31, 2020 is set forth below.

Name	Place of incorporation and operation	Registered Address	Principal technology area	Proportion of ownership interest
Silence Therapeutics GmbH	Germany	Robert-Rössle-Strasse 10, 13125 Berlin, Germany	RNA therapeutics	100%
Silence Therapeutics (London) Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Innopeg Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Silence Therapeutics Inc.	USA	434 West 33rd Street, Office 814, New York, NY 10001	RNA therapeutics	100%

D. Property, Plants and Equipment.

We lease office space in London, England for our corporate headquarters and other administrative functions under a lease with a term through September 2022, although we have the ability to terminate the lease in September 2021. We also lease regional offices and laboratory space in Berlin, Germany (2 leases: (1) terminating April 2021, (2) terminating March 2021{3 month ongoing rollover basis}) and New York, New York (terminating April 2021).

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Environmental Issues

For information on environmental issues that may affect our utilization of our facilities, see Item 3.D. Risk Factors⸺Risks Related to Our Business Operations and Compliance with Government Regulations⸺If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

You should read the following discussion and analysis of financial condition and operating results together with the information in “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those financial statements included elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section of this Annual Report titled “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.”
Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform is a platform of precision engineered medicines designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: hematology, cardiovascular disease, and rare diseases.

Our wholly owned clinical development programs include SLN360 for the high and prevalent unmet need in reducing cardiovascular risk in people born with high Lipoprotein(a), or Lp(a), levels and SLN124 for rare ‘iron loading’ anemia conditions, including thalassemia and myelodysplastic syndrome, or MDS. We are evaluating SLN360 in the APOLLO Phase 1 clinical program in up to 88 people with high levels of Lp(a) and anticipate data from the single-ascending dose portion of the study in the second half of 2021. We are evaluating SLN124 in the GEMINI Phase 1 study in up to 24 adult healthy volunteers and expect to report data in the first half of 2021, which will be the first in-human data from our mRNAi GOLD™ platform. In parallel, we are evaluating SLN124 in the GEMINI II Phase 1b study in up to 112 adults with non-transfusion dependent thalassemia and very-low and low-risk MDS. We anticipate interim data from the single-ascending dose portion of the SLN124 GEMINI II Phase 1b study in the second half of 2021.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca PLC, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt, and Takeda Pharmaceutical Company Limited, or Takeda. These collaborations collectively represent up to 14 pipeline programs and up to $6 billion in potential milestones plus royalties.

We believe the opportunity for our mRNA GOLD™ platform to silence disease-associated genes in the liver is substantial. There are approximately 14,000 liver-expressed genes and only around one percent of them have been targeted by publicly known siRNAs. We aim to maximize output of our mRNAi GOLD™ platform through high-quality target identification using translational genomics, machine learning to enable lower attrition rates in discovery, and leveraging strategic partnerships to enhance pipeline opportunities (e.g. target selection). We intend to file 2-3 initial new drug applications per year from 2023 through our proprietary and partnered pipeline programs.

Executive Summary

Our results of operations for the year ended December 31, 2020 compared to the prior year, reflect the following:

•	Advanced both wholly owned product candidates, SLN360 for cardiovascular disease due to high Lipoprotein(a), or Lp(a), levels and SLN124 for thalassaemia and myelodysplastic syndrome (MDS)
o	SLN360 received approval of an investigational new drug application (IND) from the FDA and we initiated the APOLLO Phase 1 study in people with high Lp(a) levels
o	SLN124 was granted rare paediatric disease designation for thalassaemia and orphan drug designations for MDS and adults with thalassemia by the FDA
o	Initiated the GEMINI Phase 1 study of SLN124 in healthy volunteers
•	Secured significant collaboration with AstraZeneca to discover and develop siRNA therapeutics for up to 10 targets in cardiovascular, renal, metabolic and respiratory diseases
o	Upfront cash payment of $20 million and an equity investment of $20 million received; another $40 million due in the first half of 2021
•

Expanded our RNAi collaboration with Mallinckrodt for complement-mediated diseases with Mallinckrodt exercising its option to license two additional complement protein targets from us, bringing the total to the maximum three programmes envisaged in the collaboration deal

•	Commenced a technology evaluation with Takeda to explore the potential of using our mRNAi GOLD™ platform against a novel, undisclosed and proprietary target
•

Appointed Dr. Giles Campion as Executive Director, Dr. Marie Wikström Lindholm as Senior Vice President, Molecular Design, Dr. Eric Floyd as Senior Vice President, Head of Global Regulatory Affairs and Quality Assurance and Dr. Barbara Ruskin as Senior Vice President, General Counsel and Chief Patent Officer

•	Launched a Scientific Advisory Board comprising world-leading scientists and clinicians to support the optimization of our mRNAi GOLD™ platform and guide development strategies for SLN360 and SLN124
•	Completed U.S. listing and our American Depository Shares (ADSs) began trading on the Nasdaq Capital Market (Nasdaq) under the symbol ‘SLN’ on 8 September 2020
•	Appointed Mark Rothera as our President, Chief Executive Officer and Board member

Post Period Highlights

•	Completed an oversubscribed $45 million private placement led by top-tier US institutional healthcare funds
•

Appointed Dr. Michael H. Davidson, a leading expert in lipidology and cardiovascular clinical trials, to our Board of Directors as Non-Executive Director, and Craig Tooman to our Executive Leadership Team as Chief Financial Officer

•	Initiated work with Mallinckrodt on the third complement target which triggered a $2.0 million research milestone payment to us
•	Initiated dosing in the APOLLO Phase 1 study of SLN360 in people with high Lp(a) levels

•	Completed enrolment in the GEMINI Phase 1 study of SLN124 in healthy volunteers
•	Initiated the GEMINI II Phase 1b study of SLN124 in people with thalassemia and MDS

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.  Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020 (equivalent to £16.0 million as of the payment date). AstraZeneca is obligated to make an additional unconditional cash payment to us of $40.0 million no later than the first half of 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to an additional five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions.  For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN500, with options to license two additional complement-mediated disease targets from us. Mallinckrodt exercised options to license two additional complement targets from us in July 2020.

While we are responsible for the Phase 1 clinical trial in each case, Mallinckrodt will be funding all of our research personnel costs on a full-time equivalent, or FTE, basis associated with preparing for and conducting the Phase 1 clinical trials. We are also responsible for the provision of drug product for preclinical activities and for the Phase 1 clinical trials, but any manufacturing expense relating to the Phase 1 trial will be paid for by Mallinckrodt. After completion of the Phase 1 clinical trials, Mallinckrodt will assume clinical development and responsibility for potential global commercialization.

The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program. We received a research milestone payment of $2 million in October 2019 upon the initiation of work for the first complement C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment.

In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt plc, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date).

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO.  As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the EU. We are eligible to receive these royalties until 2023.  We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2020, we recognized a total of £226,000 in royalty income from Alnylam.

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of $20.0 million (£16.4 million as of the payment date) and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of $2.0 million (£1.7 million as of the payment date) during the year ended December 31, 2020. In addition to these potential payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15. During the year ended December 31, 2020, we recognized a total of £3.8 million in revenue under this agreement.

Under our collaboration agreement with Takeda, we received a milestone payment of £1.7 million ($2 million) during the year ended December 31, 2020. We recognize the milestone payments over time, in accordance with IFRS 15. During the year ended December 31, 2020, we recognized a total of £1.4 million in revenue under this agreement.

Cost of sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs based on stage of completion and classify them as either direct or indirect.

Our direct research and development expense primarily consists of:

•

salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	costs incurred under agreements with CROs and investigative sites that conduct preclinical studies and clinical trials;
•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials; and
•	costs for materials used for in-house research and development activities.

Our indirect research and development expense primarily consists of:

•	costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•	consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials;
•	costs associated with obtaining and maintaining patents for intellectual property; and
•	depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;
•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements, if any;
•	any significant changes in government regulation;
•	the terms and timing of any regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development expenses on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services and public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expense for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United Kingdom. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur additional expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to interest earned on our cash, cash equivalents and short-term deposits, as well as foreign exchange gains. Finance and other expense primarily relates to lease liability interest expense and foreign exchange losses.  Foreign exchange gains and losses relate to cash held in foreign currencies (primarily Euros).

Taxation

We are subject to corporate taxation in the United Kingdom and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a credit to “Taxation.”

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs.  Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.35% of such qualifying R&D expenditures. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if we cease to qualify as a small or medium-sized company. However, we may be able to file under the U.K. research and development expenditure credit, or RDEC, regime for large companies. However, the relief available under RDEC is not as favorable as that of the SME regime.

Total estimated tax losses of £135.6 million and £112.6 million as of December 31, 2020 and 2019, respectively, were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £84.1 million as of December 31, 2020. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £51.5 of accumulated tax losses as of December 31, 2020 related to our operations in Germany.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Results of Operations

Comparison of the years ended December 31, 2020, 2019 and 2018

The following tables summarize the results of our operations for the years ended December 31, 2020, 2019 and 2018.

Consolidated Income statements

	Year ended December 31,
	2020		2019		2018
	£000s		£000s		£000s
Revenue	5,479		244		-
Cost of sales	(3,762)
Gross (loss) / profit	1,717		244		-
Research and development costs	(20,209)		(13,336)		(9,743)
Administrative expenses	(13,983)		(9,642)		(10,828)
Other (losses)/gains - net	(3,372)		-		6
Operating loss	(35,847)		(22,734)		(20,565)
Finance and other expenses	(323)		(163)		-
Finance and other income	129		27		39
Loss for the year before taxation	(36,041)		(22,870)		(20,526)
Taxation	3,494		3,288		2,115
Loss for the year after taxation	(32,547)		(19,582)		(18,411)
Loss per ordinary equity share (basic and diluted)	(39.8	) pence	(26.1	) pence	(26.2	) pence

Revenue

Revenue for the year ended December 31, 2020 was £5.5 million (2019: £0.2m; 2018: £nil).  The increase was primarily due to the Mallinckrodt and Takeda collaborations which delivered £3.8m (2019: £0.2m; 2018: £nil) and £1.4m (2019: £nil; 2018: £nil) of revenue respectively in 2020.

Research and Development Expenses

The following table summarizes our research and development costs for the years ended December 31, 2020, 2019 and 2018, based on their classification as direct or indirect.

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Research and development expenses
Direct	16,415	10,385	6,649
Indirect	3,794	2,951	3,094
Total	20,209	13,336	9,743

Research and development expenses for the year ended December 31, 2020 were £20.2 million as compared to £13.3 million for the year ended December 31, 2019, an increase of £6.9 million. Direct research and development expenses increased by £6.0 million, while indirect expenses increased by £0.8 million. The largest contributor to the increase in R&D spend is R&D personnel costs (payroll, consultants, travel, recruitment fees) which increased from £4.8 million in 2019 to £7.4 million in 2020, largely driven by consultant spend relating to the SLN124 and SLN360 proprietary programs and the Mallinckrodt and AstraZeneca partnered programs,

Administrative Expenses

Administrative expenses were £14.0 million for the year ended December 31, 2020 as compared to £9.6 million for the year ended December 31, 2019. This increase was mainly attributable as follows:

•	NASDAQ listing finance and legal costs of £1.2m in 2020 (2019: £nil)
•	Share-based payments charge of £3.0m in 2020 (2019: £0.7m)
•	Consultancy fees, £1.1m in 2020 (2019: £0.5m), relating to system improvements and other business development support.

Finance and Other Income (Expense)

Finance income represents bank interest and was £129,000 and £27,000 for the years ended December 31, 2020 and 2019, respectively; the increase can mainly be attributed to more funds being placed on term deposits throughout 2020 due to higher available cash balances.

Finance expense for the year ended December 31, 2020 was £16,000, resulting from interest expense incurred in connection with lease liabilities, compared to £33,000 for the prior year. The reduction was mainly due to the London lease termination in 2020; there was lower aggregate lease liability which in turn translated into a lowering of the 2020 interest expense charge.

Contribution to the Finance and other expense total  emanated from foreign exchange losses of £307,000 and £130,000 for the years ended December 31, 2020 and 2019, respectively.  Net foreign exchange gains and losses result primarily from foreign currency (Euro and USD) denominated bank accounts.

Taxation

During 2020 and 2019, we have recognized U.K. research and development tax credits of £3.5 million and £3.1 million, respectively in respect of R&D expenditures incurred; the higher tax credit in current year due to an increase in R&D expenditure compared to previous year. We received the amount in respect of 2019 during 2020.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 30, 2020, we had cash, cash equivalents and term deposits of £37.4 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. During the years ended December 31, 2020 and 2019, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2020.

Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2020 and 2019, which consisted solely of amounts due from Astra Zeneca, Mallinckrodt and Alnylam.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Revenue Recognition under Collaboration Agreements

During the year ended December 31, 2020 and the year ended December 31, 2019, a significant portion of our revenue from collaboration agreements was derived from our agreement with Mallinckrodt (in 2020 & 2019) and

Takeda (in 2020). Mallinckrodt obtained an exclusive worldwide license for an early stage RNAi program targeting C3 in the complement cascade (known as SLN500), with options to license additional complement-mediated disease targets.

On January 7, 2020, the Group entered into a Technology Evaluation Agreement with Takeda to explore the potential of utilizing the Silence’s platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda. Silence Therapeutics will receive single-digit million US dollar of research funding.

The companies have also agreed to negotiate the terms of a license agreement should the initial evaluation study prove successful.

We have also out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.

AstraZeneca agreed to make an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million will be paid unconditionally no later than the first half of 2021.  AstraZeneca also made an equity investment of $20 million in us. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca would be obligated to pay us an option exercise payment of $10 million for each option exercised.

Under the collaboration, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and Phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. We will have the option to negotiate for co-development of two programs beginning with Phase 2 clinical trials.

For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we are also eligible to receive up to $250 million in sales-based milestone payments upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

The agreement with AstraZeneca will expire on the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of (1) 10 years from the first commercial sale of the licensed product in the country, (2) the last to expire valid claim within the patent covering the composition of matter of the licensed compound contained in the licensed product in the country or (3) expiration of regulatory exclusivity granted by the prevailing governmental authority for the licensed product in the country. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance

The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights).  We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The agreement with Mallinckrodt has four elements of consideration:

•	a fixed upfront payment, which we received in July 2019;
•	subsequent milestone payments, which are variable and depend upon our achievement of specified development, regulatory and commercial milestones;
•	payments in respect of certain research personnel costs on an FTE, basis, which costs are variable depending on activity under the collaboration; and
•	funding for Phase 1 clinical development and certain preparatory activities, including GMP manufacturing, which costs are also variable.

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront payment will be recognized as revenue in line with the time period over which services are expected to be provided.

As there is only a single performance obligation per target under the collaboration agreement, the revenue for each element of consideration will be recognized over the contract period based on a cost to cost method, which is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during a Phase 1 clinical trial for which we will be reimbursed. Other variable elements of consideration will only begin to be recognized when the amounts are considered probable.

For the year ended December 31, 2020 and 2019, we determined actual costs and forecast costs for the remainder of the contract. We then calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We then multiplied this percentage by the consideration deemed probable, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming probable, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued expenses related to our preclinical studies and clinical trials. In order to obtain reasonable estimates, we review open contracts and purchase orders. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. Examples of our accrued expenses include fees paid to CROs for services performed on preclinical studies and clinical trials and fees paid for professional services.

Recent Accounting Pronouncements

See Note 2 “Significant Accounting Policies—Accounting Standards” of the notes to our audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this report for a discussion of new standards and interpretations recently and not yet adopted by us.

Jumpstart Our Business Startups Act of 2012

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107(b) of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies in the United States.

We intend to rely on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we may rely on certain of these exemptions, including exemptions from (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain an EGC until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an EGC, we will not be entitled to the exemptions provided in the JOBS Act.

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company in the United States. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of December 31, 2020, we had cash, cash equivalents and term deposits of £37.4 million, which amount gives effect to the proceeds from the issuance of ordinary shares to AstraZeneca in March 2020 and the upfront payment from AstraZeneca received in May 2020. We are unconditionally entitled to receive a further $40.0 million from AstraZeneca no later than the first half of 2021.

We do not currently have any approved products and have never generated any revenue from product sales or otherwise. To date, we have financed our operations primarily through the issuances of our equity securities and from upfront, milestone and research payments under collaboration agreements with third parties.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2020, 2019 and 2018.

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Net cash (outflow)/inflow from operating activities	(10,776)	1,727	(16,760)
Net cash inflow/(outflow) from investing activities	9,618	(15,015)	(4,830)
Net cash inflow from financing activities	15,428	5,273	341
Increase/(decrease) in cash and cash equivalents	14,270	(8,015)	(21,249)

Operating activities

The increase in net cash used by operating activities to £10.8 million for the year ended December 31, 2020 from net cash inflow of £1.7m million for the year ended December 31, 2019 was primarily due to higher research, development and administrative costs, share based payments charge, increase in contract liabilities and a decrease in trade & other receivables partially offset by the receipt of the $20.0 million upfront payment from AstraZeneca in the first half of 2020 (equivalent to £16.0 million based on the exchange rate at the payment date).

The increase in net cash provided by operating activities to £1.7 million for the year ended December 31, 2019 from net cash used of £16.8 million for the year ended December 31, 2018 was primarily due to the receipt of $22.0 million (equivalent to £18.1 million based on the exchange rates at the respective payment dates) in upfront and milestone payments received in 2019 under our collaboration agreement with Mallinckrodt, as well as an increase in 2019 of £1.9 million relating to the in-year increase in trade and other payables versus the comparative increase in 2018, and a £0.5 million increase in R&D tax credit received, offset in part by the £2.2 million increase in our operating loss between the years.

Investing activities

Net cash inflow in investing activities was £9.6 million for the year ended December 31, 2020, compared to £15.0 outflow for the year ended December 31, 2019. This change was primarily due to the redemption of short-term deposits. Short-term deposits at December 31, 2020 were £10.0 million, an increase of £10.0 million from December 31, 2019.

Net cash used in investing activities was £15.0 million for the year ended December 31, 2019, compared to £4.8 million for the year ended December 31, 2018. This change was primarily due to the purchase of short-term deposits. Short-term deposits at December 31, 2019 were £20.0 million, an increase of £15.0 million from the previous year. This increase in short-term deposits contributed to an overall increase in cash, cash equivalents and term deposits from £26.5 million at December 31, 2018 to £33.5 million at December 31, 2019, representing a net increase of £7.0 million.

Financing activities

The increase in net cash from financing activities to £15.4 million for the year ended December 31, 2020 (2019: £5.2m; 2018: £0.3m), was due to the $20.0 million investment in our ordinary shares made by AstraZeneca in the first half of 2020 (equivalent to £15.6 million based on the exchange rate at the payment date). The only other financing activities for the year ended December 31, 2020 £0.4m (2019: £nil); 2018: £nil) was the repayment of lease liabilities.

The increase in net cash from financing activities to £5.2 million for the year ended December 31, 2019 from £0.3 million for the year ended December 31, 2018 was due to the $5.0 million investment in our ordinary shares made by Mallinckrodt, as well as proceeds received from the issuance of ordinary shares upon the exercise of share options.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company in the United States, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least through the end of 2022.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities; and
•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Off-Balance Sheet Arrangements

We did not have during the years presented, and do not currently have, any off-balance sheet arrangements.

C. Research and Development, Patent and Licenses, etc.

For a discussion of our research and development activities, including amounts spent on company-sponsored research and development activities for the last three financial years, see Item 4.B. Business Overview and Item 5.A. Operating Results.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For more information, see Item 4.B. Business Overview, Item 5.A. Operating Results, and Item 5.B. Liquidity and Capital Resources.

E. Off-Balance Sheet Arrangements

None

We did not have during the years presented, and do not currently have, any off-balance sheet arrangements.

F. Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of December 31, 2020.

	At December 31,
	2020	2019	2018
	£000s	£000s	£000s
Short lease liability	341	287	-

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this report, including their ages as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers:
Mark Rothera	58	President, Chief Executive Officer and Executive Director
Giles Campion, M.D.	66	Head of R&D, Chief Medical Officer and Executive Director
Craig Tooman	55	Chief Financial Officer
Non-Executive Directors:
Iain Ross	67	Non-Executive Chairman
James Ede-Golightly	41	Non-Executive Director
Alistair Gray	72	Senior Independent Non-Executive Director
Dave Lemus	58	Non-Executive Director
Steven Romano, M.D.	61	Non-Executive Director
Michael Davidson, M.D.	64	Non-Executive Director

Executive Officers

Mark Rothera has served as our President and Chief Executive Officer and as a member of our board of directors since September 2020. From August 2017 to March 2020, Mr. Rothera served as President and Chief Executive Officer and member of the board of Orchard Therapeutics, during which time Orchard completed an initial public offering of American Depositary Shares on the Nasdaq Global Market.  From 2013 to August 2017, Mr. Rothera served as Chief Commercial Officer of PTC Therapeutics, becoming a Nasdaq listed biopharmaceutical company with a global commercial footprint during his tenure. From 2012 to 2013, he served as Global President of Aegerion Pharmaceuticals Inc. and from 2006 to 2012 as Vice President and General Manager for the commercial operations of Shire Human Genetic Therapies, Inc. in Europe, the Middle East and Africa. Mr. Rothera served as Area VP Europe, Middle East and Africa for Chiron BioPharmaceuticals from 2000 to 2005 and previously held various global strategic and operational marketing and sales roles with French and UK operations of Glaxo Wellcome. Mr. Rothera currently sits on the board of GenPharm. Mr. Rothera received an M.A. in Natural Sciences from Cambridge University, an M.B.A. from the European Institute for Business Administration (INSEAD) and a Diploma in Company Direction from Institute of Directors, United Kingdom.

Craig Tooman has served as our Chief Financial Officer since January 2021. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including 15 years of experience as a public company CFO. Prior to joining us, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc.

and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board, and the Audit and Remuneration Committees of CureVac. Mr. Tooman received a BA degree in Economics from Kalamazoo College. He earned his MBA in finance from the University of Chicago.

Giles Campion, M.D. has served as our EVP, Head of R&D and Chief Medical Officer since June 2019 and as a member of our board of directors since May 2020.  Dr. Campion is an expert in translational medicine and a highly experienced biotech and pharmaceutical professional across many therapeutic areas, most recently in orphan neuromuscular disorders. He has held senior global research and development roles in several large pharmaceutical, diagnostics and biotech companies, including responsibilities at the board level. Dr. Campion served as Chief Medical Officer for Albumedix Ltd. from January 2017 to July 2018.  He previously served Group Vice President, Neuromuscular Franchise at BioMarin Pharmaceutical Inc., or BioMarin, from February 2015 to March 2016, following BioMarin’s acquisition of Prosensa Holding N.V., or Prosensa. Dr. Campion served as Chief Medical Officer and Senior Vice President of Research and Development at Prosensa from 2009 until its acquisition by BioMarin. Dr. Campion has also served as a medical advisor to MyoTherix, Inc. and a co-founder of PepGen Ltd. Dr. Campion holds bachelors and doctorate degrees in medicine from the University of Bristol, is listed on the General Medical Council (UK) Specialist Register (Rheumatology).

Non-Executive Directors Officers

Iain Ross has served as our Non-Executive Chairman since September 2020 after serving as Executive Chairman from December 2019 to September 2020. He previously served as our Non-Executive Chairman from April 2019 to December 2019 and as our Chairman from 2004 to 2010. Mr. Ross experience in the international life sciences and technology sectors and has held significant roles in multi-national companies including Sandoz, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has completed multiple financing transactions, and has over 30 years experience in cross- border management as a chairman and CEO. He has led and participated in seven Initial Public Offerings (IPOs) and has direct experience of M&A transactions in Europe, the USA and the Pacific Rim. Currently he is non-executive chairman of Redx Pharma plc (LSE), and Kazia Therapeutics Limited (ASX & NASDAQ), and was responsible for leading the turnaround of both these companies before appointing new executive management. In addition he is a non-executive director of Palla Pharma Limited (ASX) and advises a number of private companies in the biotechnology sector. He is a qualified Chartered Director and former Vice Chairman of the Council of Royal Holloway, London University.

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly currently chairman of Oxehealth Ltd, East Balkan Properties Plc and Oxford Advanced Surfaces Ltd. Among other directorships, Mr. Ede-Golightly is non-executive director of Sarossa plc and Serendipity Capital Ltd and has extensive experience as a non-executive director of AIM-quoted companies with international business interests. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors.

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust and of the Scottish Enterprise’s Pension Trustee Board and Life Assurance Scheme Trustee Board. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young (now EY) Management Consultants and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde

Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. He is also a Visiting Professor at Loughborough University London and the University of Stirling.

Dave Lemus has served as a member of our board of directors since June 2018. Mr. Lemus is currently the Chief Executive Officer of Ironshore Pharmaceuticals Inc.. From January 2016 to May 2017, Mr. Lemus served as Chief Operating Officer and Chief Financial Officer of Medigene AG. From 2011 to 2015, he served as Chief Executive Officer of Sigma Tau Pharmaceuticals, Inc. Mr. Lemus was Chief Financial Officer and Executive Vice President of MorphoSys AG from 1998 to 2011, during which time he helped take the company public on the Frankfurt Stock Exchange in Germany’s first biotechnology initial public offering. In addition to his position on our board of directors, Mr. Lemus also currently serves as non-executive director of Sorrento Therapeutics Inc. and BioHealthInnovation, Inc.. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and received a B.S. in accounting from the University of Maryland College Park. Mr. Lemus is also a Certified Public Accountant in the United States.

Steven Romano, M.D. has served as a member of our board of directors since July 2019. Dr. Romano is a board-certified psychiatrist and pharmaceutical executive with 25 years of research and development experience across a wide range of therapeutic and disease areas. Dr. Romano currently serves as executive vice president and chief scientific officer at Mallinckrodt plc, where he has responsibility for research and development and regulatory and medical affairs. Prior to joining Mallinckrodt, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior research and development and medical roles of increasing responsibility, culminating in his most recent position as SVP, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. Dr. Romano received his M.D. from the University of Missouri-Columbia School of Medicine and graduated from Washington University in St. Louis with a bachelor’s degree in biology and English literature.

Michael H. Davidson, M.D. FACC, FNLA, has served as a member of our board of directors since January 2021. Dr. Davidson is Professor of Medicine and Director of the Lipid Clinic at the University of Chicago.  He also serves as Chief Executive Officer of New Amsterdam Pharma. Dr. Davidson is a leading expert in the field of Lipidology. He has conducted over 1000 clinical trials, published more than 350 medical journal articles and written three books on Lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson founded the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996. Additionally, he founded Omthera Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440M, and most recently, he was Founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1B in 2020. Dr. Davidson is board-certified in internal medicine, cardiology, and clinical lipidology.  He was President (2010-2011) of the National Lipid Association , named as one The Best Doctors in America for the past 15 years and “Father of the Year” by the American Diabetes Association, 2010. He also serves on the Board of Directors of NASDAQ-listed Caladrius BioScience.

B. Compensation

Executive Officer Remuneration

The following table sets forth the remuneration paid during the year ended December 31, 2020, to our current executive officers.

Name and Principal Position[1]	Salary £000s	Bonus(1) £000s	Option Awards(2) £000s	All Other Compensation(3) £000s	Total £000s
Mark Rothera	127	76	-	18	221
President and Chief Executive Officer
Craig Tooman	-	-	-	-	-
Chief Financial Officer
Giles Campion, M.D.	178	98	686	21	983
Executive Vice President, Head of R&D
Total	305	174	686	39	1,204

(1)	Amount shown reflect bonuses awarded for achievement of performance goals, including retention bonuses in 2020.
(2)

Amount shown represents the aggregate grant date fair value of option and restricted share units awards granted in 2020 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 24 to our Annual Consolidated Financial Statements included elsewhere in this Annual Report.

(3)	Amount shown represents health benefits payments and pension contributions made by us.

Executive Service Agreements

Service Agreement of Mark Rothera

Mark Rothera, our President and Chief Executive Officer, entered into an employment agreement with us on September 11, 2020 pursuant to which his employment commenced on September 14, 2020.  This agreement also governs the terms of his appointment as a director.

Pursuant to the terms of the employment agreement, Mr. Rothera is entitled to an annual base salary, initially $575,000, which is subject to annual review. Under the terms of the employment agreement, Mr. Rothera is also entitled to: (1) a cash payment in lieu of pension contributions equal to 6% of Mr. Rothera’s annual base salary from time to time; (2) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions; (3) 5 weeks’ paid holiday per annum; (4) payment for the preparation and submission of Mr. Rothera’s annual tax returns in the UK and USA, including returns for the year in which his employment terminates; (5) payment of reasonable attorney’s fees for the review of his employment agreement and all related documents up to a maximum of $10,000; and (6) payment of a relocation allowance of up to $50,000 for expenses incurred in the first 12 months of the employment, and reimbursement of the cost of renting an apartment in New York City for a total of six months up until December 31, 2021 up to a maximum of $9,000 per month, on a tax grossed-up basis.

Mr. Rothera is eligible to participate in our discretionary bonus plan.  Mr. Rothera’s maximum annual bonus entitlement is 150% of his annual base salary (with payout at 60% of his annual base salary for target performance).  Any bonus payment for the first bonus year in which Mr. Rothera is employed by us will be pro-rated.  If Mr. Rothera’s employment is terminated by us (other than for “Cause”, as defined in the employment agreement, disability or death) or by Mr. Rothera for “Good Reason” (as defined in the employment agreement) and provided he is not in breach of the restrictive covenants (including post-termination) applicable to him (a “Severance Good Leaver”) prior to the end of any bonus year, he is eligible to be paid: (i) in full for any complete bonus year worked and in respect of which a bonus payment is not made prior to the termination date; and (ii) subject to Mr. Rothera executing a customary release of claims, such release becoming effective (the “Release Condition”), and to company performance conditions being met, (A) a pro-rata bonus in respect of the proportion of such year worked by Mr Rothera (or deemed to have been worked by him, if he is not required to work all or part of the 180 day notice period that would otherwise apply on his termination) and (B) a pro-rata bonus in respect of any portion of the following bonus year that would have been worked by Mr. Rothera had he worked his notice period in full.

Mr. Rothera’s employment is “at will” and is terminable by either party on not less than 180 days’ prior written notice (other than in the case of his death, disability or termination by us for Cause). If Mr. Rothera’s employment is terminated and he is not a Severance Good Leaver, he will only be entitled to payments and benefits accrued at the termination date.

If Mr. Rothera is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, he is eligible to receive (i) continuation of his annual base salary for a period of 180 days (the “Separation Period”), paid over the Separation Period in accordance with normal payroll practices and (ii) if elected by Mr. Rothera, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with an additional monthly payment equal to the excess of the premium charged for such continuation coverage over the amount charged to active employees for the same coverage.  In the event that the Company elects to terminate Mr. Rothera without giving the required 180 days’ notice, the Separation Period will be extended by a period of time equal to the portion of the notice period that is not worked by Mr. Rothera.

Any equity based awards held by Mr. Rothera will be treated on his termination in accordance with the relevant plan rules and award documentation save that, if Mr. Rothera becomes a Severance Good Leaver: (i) such termination shall be deemed to be for a “Good Leaver Reason” for the purposes of the applicable share plan and any vested options will be exercisable for the period of one year following the termination of employment (or, if earlier, on their normal expiration date); and (ii) if termination occurs prior to September 11, 2021, then those options otherwise scheduled to vest on such date will instead vest on the termination date in proportion to the number of full months served in the 12 months to the termination date.

The severance provisions of Mr. Rothera’s employment agreement are subject to review after September 11, 2021.

In the event of a “Change of Control” (as defined in the employment agreement), any equity awards held by Mr. Rothera will vest and become exercisable in full. In addition, if Mr. Rothera becomes a Severance Good Leaver within 12 months after the occurrence of a “Change of Control”, Mr. Rothera will be entitled to the severance benefits described above save that the Separation Period shall be increased to 12 months.

If Mr. Rothera’s employment is terminated by reason of his death or disability (in the circumstances described in the employment agreement), Mr. Rothera (or his estate) will be entitled to be receive: (i) payments and benefits accrued at the termination date; (ii) the annual bonus actually earned for the preceding bonus year to the extent unpaid on termination; and (iii) a pro-rata bonus in respect of the proportion of such year during which Mr Rothera is employed by us.

During the term of his employment, Mr. Rothera is restricted from accepting appointments with third parties save as agreed by us.  He is permitted to continue his role on the board of directors of Genpharm.

Compensation paid to Mr. Rothera is subject to repayment and/or claw-back obligations arising under applicable law or otherwise implemented under any Company clawback policy in effect from time to time.

The employment agreement contains customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Mr. Rothera is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment, non-inducement and non-compete restrictive covenants for a period of 12 months post-termination of his employment.

Service Agreement of Iain Ross

Iain Ross, our Chairman, entered into an employment agreement with us on May 26, 2020 pursuant to which his employment commenced on June 1, 2020.  This agreement also governs the terms of his appointment as a director. The employment agreement covered the period through our appointment of a new Chief Executive Officer on September 14, 2020. Following the appointment of Mr. Rothera as our new Chief Executive Officer, Mr. Ross has returned to his role as our Non-Executive Chairman with an annual base salary of £120,000 and six-month notice period.

Pursuant to the terms of the employment agreement, Mr. Ross was entitled to an annual base salary, initially £360,000, which is subject to annual review. Under the terms of the employment agreement, Mr. Ross was also: (1) eligible to join any pension scheme we operate from time to time and, should he so join, we will make contributions to such pension scheme at a rate of 10% of Mr. Ross’s annual base salary each year (or make an equivalent cash payment in lieu of such contributions if Mr. Ross does not join such pension scheme provided Mr. Ross provides evidence that he already has pension savings at or in excess of the U.K. “Lifetime Allowance”); (2) entitled to a monthly reimbursement of £544.86 in respect of private medical insurance; (3) entitled to participate, at our expense, in our life insurance scheme; and (4) entitled to 30 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Mr. Ross was eligible to participate in our discretionary bonus plan.  In respect of the 2020 bonus year, Mr. Ross’s maximum bonus entitlement was 60% of his annual base salary.  In respect of the 2020 bonus year (only), Mr. Ross was paid £75,000 in May 2020 by way of an advance in respect of the bonus payment which would usually be paid in January 2021. On May 21, 2020, Mr. Ross was awarded options over 500,000 share under the Employee LTIP Plan, of which 350,000 options had an exercise price of £4.40 (such options vesting quarterly over three years) and 150,000 had an exercise price of £0.05 (of which 100,000 will vest on April 25, 2022, subject to our shares having been listed on a U.S. stock exchange, and the remaining 50,000 options will vest upon following such a listing provided that a share price of at least £4.40 is maintained over 30 days).

Mr. Ross’s employment was for an initial fixed term of 18 months, and was set to terminate automatically on December 1, 2021.  The employment agreement has ended (by mutual agreement with Mr. Ross), following the appointment of Mr. Rothera as our new Chief Executive Officer.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Mr. Ross is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of six months post-termination of his employment (less any time spent by Mr. Ross on garden leave).

Upon Mr. Ross’ assumption of his previous position as our Non-Executive Chairman, Mr. Ross entered into a letter of appointment with us on September 21, 2020 governing the terms of his services as the Non-Executive Chairman of our board of directors. Pursuant to the terms of the letter of appointment, Mr. Ross is entitled to an annual fee of £120,000, which covers all duties, including service on and chairing the board of directors and any committees thereof. Under the terms of the appointment letter, Mr. Ross is also eligible to participate in our 2018 Non-Employee Long Term Incentive Plan in the form of non-performance restricted stock units and entitled to remain a member, at our expense, in our life insurance scheme. The appointment of Mr. Ross as Non-Executive Chairman can be terminated either by us or by Mr. Ross upon six calendar months’ written notice, or by us in our absolute discretion at any time with immediate effect on payment of money in lieu of notice. For further discussion of the conditions upon which we may terminate Mr. Ross’ appointment as non-executive director, see the section titled “Non-executive Director Letters of Appointment” in this report.

Service Agreement of Giles Campion

Giles Campion, our executive director, Chief Medical Officer and Head of R&D, entered into an employment agreement with us on May 26, 2020 (with an effective date of June 1, 2020).  This agreement also governs the terms of his appointment as a director.  Dr. Campion’s employment with us (under a prior agreement) commenced on June 1, 2019.

Pursuant to the terms of the employment agreement, Dr. Campion is entitled to an annual base salary, initially £306,000, which is subject to annual review. Under the terms of the employment agreement, Dr. Campion is also: (1) entitled to employer pension contributions at a rate of twice the contributions made by Dr. Campion, up to a maximum employer contribution of 10% of Dr. Campion’s annual base salary each year (or to receive an equivalent cash payment in lieu of such contributions if Dr. Campion opts out of our pension scheme provided Dr. Campion provides evidence that he already has pension savings at or in excess of the U.K. “Lifetime Allowance”); (2) entitled to participate, at our expense, in our life and private medical insurance schemes; and (3) entitled to 25 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays.  Dr. Campion is eligible to participate in our discretionary bonus plan.  Dr. Campion’s maximum annual bonus entitlement is 50% of his annual base salary.  If Dr. Campion’s employment is terminated prior to the end of any bonus year, he is eligible to be paid a pro-rata bonus in respect of the proportion of such year worked by him.

Dr. Campion’s employment is terminable by either party on not less than six months’ prior written notice (increasing to twelve months’ following a change of control of the Company). We may elect to terminate Dr. Campion’s employment at any time by notifying him of such in writing and paying him his basic salary, benefits, bonus and holiday pay in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly instalments over the period of unworked notice and, if we so elect, Dr. Campion is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received.  The remaining instalments due to Dr. Campion will then be reduced by the amount of such net income.  We may elect to put Dr. Campion on garden leave for all or part of any period of notice.

The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Dr. Campion is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of 12 months post-termination of his employment (less any time spent by Dr. Campion on garden leave).

Service Agreement of Craig Tooman

Craig Tooman, our Chief Financial Officer, entered into an employment agreement with us on December 22, 2020 pursuant to which his employment commenced on January 28, 2021.

Pursuant to the terms of the employment agreement, Mr. Tooman is entitled to an annual base salary, initially $425,000, which is subject to annual review. Under the terms of the employment agreement, Mr. Tooman is also entitled to: (1) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions; (2) 5 weeks’ paid holiday per annum; (3) payment of reasonable attorney’s fees for the review of his employment agreement and all related documents up to a maximum of $10,000; and (4) payment of $60,000 sign on bonus.

Mr. Tooman is eligible to participate in our discretionary bonus plan. Mr. Tooman’s maximum annual bonus entitlement is 40% of his annual base salary. If Mr. Tooman’s employment is terminated by us (other than for “Cause”, as defined in the employment agreement, disability or death) or by Mr. Tooman for “Good Reason” (as defined in the employment agreement) and provided he is not in breach of the restrictive covenants (including post-termination) applicable to him (a “Severance Good Leaver”) prior to the end of any bonus year, he is eligible to be paid: (i) subject to Mr. Tooman executing a customary release of claims, such release becoming effective (the “Release Condition”), any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

Mr. Tooman’s employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of his death, disability or termination by us for Cause). If Mr. Tooman’s employment is terminated and he is not a Severance Good Leaver, he will only be entitled to payments and benefits accrued at the termination date.

If Mr. Tooman is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, he is eligible to receive (i) continuation of his annual base salary for a period of 6 months (the “Separation Period”), paid over the Separation Period in accordance with normal payroll practices and (ii) if elected by Mr. Tooman, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

Any equity based awards held by Mr. Tooman will be treated on his termination in accordance with the relevant plan rules and award documentation save that, if Mr. Tooman becomes a Severance Good Leaver, such termination shall be deemed to be for a “Good Leaver Reason” for the purposes of the applicable share plan.

In the event of a “Change of Control” (as defined in the employment agreement), any equity awards held by Mr. Tooman will vest and become exercisable in full. In addition, if Mr. Tooman becomes a Severance Good Leaver within 12 months after the occurrence of a “Change of Control”, Mr. Tooman will be entitled to the severance benefits described above save that the Separation Period shall be increased to 12 months.

If Mr. Tooman’s employment is terminated by reason of his death or disability (in the circumstances described in the employment agreement), Mr. Tooman (or his estate) will be entitled to be receive: (i) payments and benefits accrued at the termination date; (ii) the annual bonus actually earned for the preceding bonus year to the extent unpaid on termination; and (iii) a pro-rata bonus in respect of the proportion of such year during which Mr. Tooman is employed by us.

During the term of his employment, Mr. Tooman is restricted from accepting appointments with third parties save as agreed by us. He is permitted to continue his role on the board of directors of CureVac.

Compensation paid to Mr. Tooman is subject to repayment and/or claw-back obligations arising under applicable law or otherwise implemented under any Company clawback policy in effect from time to time.

The employment agreement contains customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Mr. Tooman is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment, non-inducement and non-compete restrictive covenants for a period of 12 months post-termination of his employment.

Equity Incentive Plans

2018 Employee Long-Term Incentive Plan

On February 2, 2018, we adopted our 2018 Employee Long Term Incentive Plan, or the Employee LTIP. The Employee LTIP was subsequently amended on October 6, 2019 and on June 22, 2020 when the sub-plan for United States employees, or the Employee U.S. Sub-Plan, was adopted and the board of directors approved the restatement of the Employee LTIP to provide a new share reserve (subject to shareholder approval, which was obtained on July 23, 2020).

Eligibility and Administration

Our employees and the employees of our subsidiaries from time to time may be granted awards under the Employee LTIP at the discretion of the board of directors. No awards may be granted after the tenth anniversary of the adoption of the Employee LTIP.

The Employee LTIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (together, referred to in this summary as the board of directors).

Limits

Pursuant to the terms of the Employee LTIP, as restated and approved by our shareholders on July 23, 2020, we are permitted to grant awards over 8,700,000 of our ordinary shares, which reserve shall automatically increase on January 1st of each year, until 2028, in an amount equal to 5% of the total number of our outstanding ordinary shares on December 31st of the preceding calendar year. This cap covers awards granted under the Employee LTIP, the Employee U.S. Sub-Plan, the Non-Employee LTIP and the Non-Employee U.S. Sub-Plan (each as defined below), but excludes awards already satisfied by the issuance of shares prior to the date on which our shareholders approve such reserve. If an award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased or cancelled without having been fully exercised, the unused shares in respect of such award return to the reserve.

As of March 1, 2021, awards over 6,854,416 shares were outstanding under the Employee LTIP (all granted in the form of options).

Awards under the Employee LTIP may generally not be granted to an individual on or after October 1, 2019 if, when taken with any other awards granted to that individual on or after that date, the value of such awards normally vesting in a 12-month period would exceed 250% of that individual’s annual base salary.  If the board of directors determines that exceptional circumstances exist, awards in excess of this limit may be granted, subject to a higher limit of 300% of that individual’s annual remuneration.

Awards

Awards under the Employee LTIP may be in the form of a conditional right to acquire shares, or a Conditional Share Award, an option (including a CSOP option, as described below) to acquire shares with an exercise price which will not normally be less than £0.05 (being the nominal value of a share), unless arrangements are in place for such nominal value to be paid up as at the date of issue of the relevant shares, or a right to acquire shares subject to forfeiture in certain circumstances, or Restricted Shares.

Awards in the form of CSOP options may be granted to our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime.  Employees who have a material interest in our company cannot be granted CSOP options. A material interest is either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital.  CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime.

Awards granted as CSOP options are subject to the limits in respect of such awards under the CSOP regime.

Terms Generally Applicable to Awards

No payment is required to be made by the employee when an award is granted.

An award price, payable prior to vesting or exercise (as applicable) or an award may be specified.  If such award price is lower than the nominal value of a share, there must be arrangements in place for such nominal value to be paid up as at the date of issue of the relevant shares.  Awards granted in the form of CSOP options must be granted with a market value exercise price.

Awards may be granted subject to objective performance conditions or other conditions set on or before the date the award is granted. Any such conditions may be substituted, varied or waived if an event occurs such that we consider such conditions to no longer be appropriate.  Such substitution, variation or waiver must be implemented in such a manner as is reasonable in the circumstances and, in the case of a substitution or variation, which produces a fairer measure of performance and is not materially less difficult to satisfy than if the event had not occurred. Awards have typically been granted in the form of options vesting according to performance conditions measured over at least three years.

Awards may be granted subject to a post-vesting holding period during which the shares acquired on vesting of such award may not be transferred, assigned or otherwise disposed of other than to fund participation in a rights issue or to cover any applicable withholding taxes. The award holder may be required to take certain steps, including depositing the shares with a third party, to aid the enforcement of any such holding period.

Awards are not capable of transfer other than on death to the employee’s personal representative.

The number of shares subject to awards, the description thereof and/or any award price may be adjusted in the event of a variation in the share capital of the company.  Any adjustment to awards granted in the form of CSOP options must be made in accordance with the CSOP regime.

Awards other than CSOP options may be granted on terms that include a right to receive an additional amount of shares or cash on or following vesting of the award equal in value to the dividends which would have been paid had the award holder held an equivalent number of shares to those vesting during the period from the date of grant to the date of vesting.

Awards other than CSOP options may, in the discretion of the board of directors, be settled in cash, or ‘net’ settled.

Awards in the form of options granted to U.S. taxpayers with an exercise price of less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code must, if required for compliance with such Section, be exercised within 2.5 calendar months after the end of the relevant U.S. tax year (or, if later, the tax year of the entity engaging the U.S. taxpayer) in which the option first becomes exercisable.

Leavers

Leaver provisions apply to awards depending on whether the award is granted before October 1, 2019, or an Old Award, or on or after October 1, 2019 or a New Award.

Old Awards generally continue to vest and may only be exercised while the award holder remains employed by us or one of our subsidiaries, and such awards generally lapse on cessation of such employment.

Where the holder of the Old Award is a Good Leaver (as defined below), awards generally continue to vest until the normal vesting date, to the extent any applicable performance conditions were met at the date of grant.  The board of directors may determine that the Old Award will instead vest immediately to an extent determined by the board of directors taking into account such factors as it considers relevant.  Any vested portion of the Old Award may be exercised within a period of 90 days following the later of the date of termination or the vesting date, or such other period as the board of directors may determine, and shall lapse thereafter.

“Good Leaver” is defined to include cessation of employment by reason of injury, ill health, disability, the employing company or undertaking in which the award holder works being sold out of our group or cessation of employment in any other circumstances if the board of directors so decides (other than summary dismissal).

Where the holder of an Old Award dies, the treatment as for Good Leavers described above will apply, save that the default exercise period is 12 months.

New Awards generally continue to vest while the award holder remains employed by us or one of our subsidiaries.  Where the New Award holder is a Good Leaver (as defined above), dies or is terminated by his or her employer for a reason other than other than summary dismissal or termination for “cause” (as defined in his or her employment agreement), New Awards may be exercised for a period of twelve months following such termination (or such shorter period not less than 90 days as the board of directors may specify) and shall lapse thereafter. In all other circumstances, New Awards lapse on cessation of employment.

If the holder of a CSOP option dies, his or her option must be exercised within 12 months thereafter, and lapses to the extent not so exercised.

The board of directors may also take steps to preserve the interests of an award holder who relocates to a new country.

Corporate Transactions

The board of directors may in its discretion determine that all or a proportion of unvested awards will vest in connection with a change of control (as defined in section 995 of the U.K. Income tax Act 2007) of the Company. An option that is already vested or which vests in these circumstances may be exercised within one month of the change of control or such longer period as determined by the board of directors and shall lapse at the end of such period.  Vesting of awards may similarly be accelerated in the discretion of the board of directors in connection with (i) a person becoming entitled or bound to acquire shares in the Company under sections 979 to 982 of the Companies Act; (ii) a person obtaining control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 899 of the Companies Act; (iii) notice being given for the voluntary winding-up of the Company; or (iv) a demerger, distribution (which is not an ordinary dividend) or other transaction in respect of the Company. The board of directors may also determine that awards will vest in advance of the occurrence of the aforementioned corporate events.

Notwithstanding the above, the board of directors may determine that awards shall instead be exchanged for equivalent awards over shares in an acquiring company in connection with certain corporate events (and the vesting of such awards shall not be accelerated).

The treatment of awards granted in the form of CSOP options is subject to certain additional restrictions under the CSOP regime.

Clawback

Awards granted to applicable employees, including the Executive Officers, may be subject to clawback in the period of two years after vesting (or such longer period as may be specified by the board of directors and notified to the applicable employee). Clawback may be applied in certain circumstances including where there has been a material misstatement of our financial results, an error in assessing the performance conditions to which an award is subject or the determination of the number of shares subject to an award, a breach of confidentiality obligations, or certain acts of negligence, fraud or serious misconduct.

All awards are subject to adjustment (including a reduction in the number of shares under award to nil) prior to vesting in the same circumstances as in which clawback may be applied.

Amendment

The board of directors has the power to amend the Employee LTIP, including to adopt sub-plans for the benefit of employees located outside the United Kingdom. An amendment may not materially adversely affect the rights of existing award holders except to take account of legal or regulatory requirements or where all award holders affected by the amendment have been notified thereof and the majority of them have consented to it.

Employee U.S. Sub–Plan

On June 22, 2020, the board of directors adopted the Employee U.S. Sub-Plan under the Employee LTIP.  Our shareholders approved the Employee U.S. Sub-Plan on July 23, 2020. The Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Employee LTIP who are U.S. residents and U.S. taxpayers, including potentially tax efficient incentive stock options. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Internal Revenue Code, the exercise price of options granted under the Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code. Conditional share awards granted under the Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs. The maximum number of shares that may be issued under the Employee U.S. Sub-Plan upon the exercise of incentive stock options is 26,100,000.

2018 Non-Employee Long-Term Incentive Plan

On February 2, 2018, we adopted our 2018 Non-Employee Long Term Incentive Plan, or the Non-Employee LTIP.  The Non-Employee LTIP was subsequently amended on October 6, 2019 and on June 22, 2020 when the sub-plan for United States non-employees, or the Non-Employee U.S. Sub-Plan, was adopted and the board of directors approved the restatement of the Non-Employee LTIP to provide a new share reserve (subject to shareholder approval, which was obtained on July 23, 2020).

The terms of the Non-Employee LTIP are similar to those of the Employee LTIP described above, except that only individuals, partnerships or companies who providing services to us or a subsidiary under a contract for the provision of services (including our non-executive directors) may participate. Awards have typically been granted to our non-executive directors as options to purchase our ordinary shares which vest subject to certain performance conditions being met.

As of March 1, 2021, awards over 510,000 shares were outstanding under the Non-Employee LTIP (all granted in the form of options).

Non-Employee U.S. Sub –Plan

In June 2020, the board of directors adopted the Non-Employee U.S. Sub-Plan under the Non-Employee LTIP. Our shareholders approved the Non-Employee U.S. Sub-Plan on July 23, 2020. The Non-Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Non-Employee LTIP who are U.S. residents and U.S. taxpayers. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Internal Revenue Code, the exercise price of options granted under the Non-Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Internal Revenue Code. Conditional share awards granted under the Non-Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs.

2020 Grants

The following table summarizes the options that we granted to our directors and executive officers under the 2018 Long Term Incentive Plan in 2020:

Name	Ordinary Shares/Underlying Options	Exercise price per share	Grant Date	Expiration Date	Number
Iain Ross	Underlying Options	£0.05	21-May-20	20-May-30	150,000
Iain Ross	Underlying Options	£4.40	21-May-20	20-May-30	350,000
Mark Rothera	Underlying Options	£4.68	14-Sep-20	14-Sep-30	1,800,000

Iain Ross’ share options granted in May 2020 vest over three years with a one-year cliff and equal quarterly instalments thereafter subject to the meeting of specified performance conditions based on share price targets. 50,000 were related to the Nasdaq listing and vested as soon as the share price remained over £4.40 for 30 calendar days.

Mark Rothera was granted 1,800,000 share options in September 2020, 450,000 of which vest on 14 September 2021 with the remaining 1,350,000 vesting in twelve equal quarterly tranches of 112,500 each between September 2021 to June 2024.  These awards are not subject to any performance conditions.

Non-Employee Directors Remuneration

The following table sets forth the remuneration paid to our directors for service on our board of directors during the year ended December 31, 2020:

	Base salary	Taxable benefits	Pension	Total fixed remuneration
	£’000s	£’000s	£’000s	£’000s
Executive Directors:
Mark Rothera	127	18	-	145
Giles Campion	178	3	18	199
Non-Executive Directors:				-
Iain Ross	282	3	14	299
Alistair Gray	45	-	-	45
Dave Lemus	45	-	-	45
James Ede-Golightly	45	-	-	45
Dr Stephen Romano	45	-	-	45

Non-executive Director Letters of Appointment

We have entered into letters of appointment with each of our non-executive directors. The appointment of our non-executive directors can be terminated by either us or the director upon three calendar months’ written notice, or by us in our absolute discretion at any time with immediate effect on payment of money in lieu of notice.

Under the non-executive director appointment letters, we may also terminate each appointment with immediate effect if the non-executive director: (1) commits a material breach of his obligations under the letter of appointment; (2) commits a serious or repeated breach or non-observance of his obligations to us; (3) has been guilty of any fraud or dishonesty or acts in any manner which, in our opinion, brings or is likely to bring us into disrepute or is materially adverse to our interests; (4) is incompetent or guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of his obligations under the letter of appointment; (5) failed or refused after a written warning to carry out the duties reasonably and properly required under the letter of appointment; (6) is convicted of an arrestable criminal offence other than a road traffic offence for which a fine or non-custodial penalty is imposed; (7) is declared bankrupt or makes an arrangement with or for the benefit of his creditors, or suffers comparable proceedings in another jurisdiction; (8) is disqualified from acting as a director in any jurisdiction; (9) accepts a position with another company, without our prior agreement, which in the reasonable opinion of the Board may give rise to a conflict of interest between his position as a director of our company and his interest in such other company; or (10) commits any offence under the U.K. Bribery Act 2010.

C. Board Practices

Composition of our Board of Directors

Our board of directors is currently composed of eight members, consisting of Mr. Rothera, Dr. Campion and six non-executive directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that for the purposes of the Corporate Governance Code published by the Quoted Companies Alliance, which is the corporate governance code that we apply in the United Kingdom, all of our non-executive directors are independent. Our board of directors has determined that none of our directors, other than Mr. Rothera and Dr. Campion, who are executive officers of our company, and Mr. Ross, who, having served as our Executive Chairman until September 14, 2020, was employed by us within the last three years, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these four directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our executive officers or directors.

In accordance with our articles of association, any director who served as a director at each of the preceding two annual general meetings of shareholders and who was not appointed or re-appointed by the shareholders at a general meeting at, or since, either such meeting shall retire from office at the next annual general meeting of shareholders. Retiring directors are eligible for re-election. See “Description of Share Capital and Articles of Association—Articles of Association—Board of Directors” filed as Exhibit 2.3 to this report.

Committees of our Board of Directors

Our board of directors has three standing committees: an audit and risk committee, a remuneration committee and a nominations committee.

Audit and Risk Committee of the Board

Our audit and risk committee, which consists of Messrs. Ede-Golightly, Gray, and Lemus and Dr. Davidson, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Lemus serves as chairman of the audit and risk committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Lemus is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and risk committee is governed by a charter that complies with the rules of Nasdaq.

The audit and risk committee’s responsibilities include:

•	monitoring the integrity of our financial and narrative reporting, preliminary announcements and any other formal announcements relating to our financial performance;
•	reviewing the appropriateness and completeness of our internal controls;
•	considering annually whether we should have an internal audit function;
•

overseeing our relationship with the external auditors and assessing the effectiveness of the external audit process, including in relation to appointment and tendering, remuneration and other terms of engagement, and appropriate planning ahead of each annual audit cycle;

•

maintaining regular, timely, open and honest communication with the external auditors, ensuring the external auditors report to the committee on all relevant matters to enable the committee to carry out its oversight responsibilities;

•	monitoring risk;
•	reviewing accounting policies and key estimates and judgments; and
•	establishing procedures for compliance, whistleblowing and fraud.

Remuneration Committee of the Board

Our remuneration committee, which consists of Messrs. Ede-Golightly, Lemus and Dr. Romano and Dr. Davidson, assists the board of directors in determining executive officer compensation. Mr. Ede-Golightly serves as chairman of the remuneration committee.

The remuneration committee’s responsibilities include:

•	setting a remuneration policy that is designed to promote our long-term success;
•	ensuring that the remuneration of executive directors and other senior executives reflects both their individual performance and their contribution to our overall results;
•	determining the terms of employment and remuneration of executive directors and other senior executives, including recruitment and retention terms;
•	approving the design and performance targets of any annual incentive schemes that include the executive directors and other senior executives;
•	agreeing upon the design and performance targets, where applicable, of all share incentive plans requiring shareholder approval;
•	rigorously assessing the appropriateness and subsequent achievement of the performance targets related to any share incentive plans;
•	recommending to our board of directors the fees to be paid to our Chair, who is excluded from this process;
•	gathering and analyzing appropriate data from comparator companies in the biotechnology sector; and
•	the selection and appointment of external advisers to the remuneration committee, if any, to provide independent remuneration advice where necessary.

Nomination and Governance Committee of the Board

Our nomination committee, which consists of Messrs. Ross, Rothera and Gray and Dr. Romano, assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board in developing our corporate governance principles. Mr. Ross serves as chairman of the nomination committee.

The nominations committee’s responsibilities include:

•

regularly reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) required of our board of directors compared to its current position and making recommendations to the board of directors with regard to any changes;

•	determining the qualities and experience required of our executive and non-executive directors and identifying suitable candidates, assisted where appropriate by recruitment consultants;
•	formulating plans for succession for both executive and non-executive directors, and in particular for the key roles of Chair and Chief Executive Officer;
•

assessing the re-appointment of any non-executive director at the conclusion of his or her specified term of office, having given due regard to the director’s performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required; and

•

assessing the re-election by shareholders of any director, having due regard to his or her performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required and the need for progressive refreshing of the board of directors.

D. Employees

As of December 31, 2020, we had 74 employees. Of these employees, 49 employees are engaged in research and development activities and 25 employees are engaged in other functional areas. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of members of our board and executive officers and arrangements involving our employees in our share capital, see Item 6.B. Compensation, Item 7.A. Major Shareholders and Item 7.B. Related Party Transactions.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2021 by:

•	each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•	each of our directors and executive officers;
•	all of our directors and executive officers as a group; and
•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2021. Percentage ownership calculations are based on 89,398,841 ordinary shares issued and outstanding as of March 1, 2021, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of March 1, 2021.  The shares beneficially owned after the offering assumes that each selling shareholder sells all of the ordinary shares acquired by such holder in the Private Placement.

Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Silence Therapeutics plc, 72 Hammersmith Road, London W14 8TH, United Kingdom.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Ordinary Shares	Percentage	Number of Shares Being Offered	Number of Ordinary Shares	Percentage
Selling Shareholders:
3i, LP(1)	44,444	*	44,444	⸺	*
Adage Capital Partners L.P.(2)	444,444	*	444,444	⸺	*
Artemis Partners Ltd.(3)	88,888	*	88,888	⸺	*
Biomedical Offshore Value Fund, Ltd(4)	224,444	*	224,444	⸺	*
Biomedical Value Fund, L.P.(5)	220,000	*	220,000	⸺	*
Biotechnology Value Fund, L.P.(6)	353,741	*	353,741	⸺	*
Biotechnology Value Fund II, L.P.(7)	260,817	*	260,817	⸺	*
Biotechnology Value Trading Fund OS, L.P.(8)	42,530	*	42,530	⸺	*
MSI BVF SPV LLC(9)	9,578	*	9,578	⸺	*
Consonance Capital Opportunity Master Fund LP(10)	168,088	*	168,088	⸺	*
P Consonance Opportunities Ltd.(11)	54,134	*	54,134	⸺	*
Franklin M. Berger(12)	66,666	*	66,666	⸺	*
Chris W Capps(13)	44,444	*	44,444	⸺	*
5% or Greater Shareholders:
Richard Griffiths	20,918,948	25.1%	⸺	20,918,948	23.4%
Robert Keith	12,287,924	14.7%	⸺	12,287,924	13.7%
Compagnie Odier SCA(14)	10,717,182	12.9%	⸺	10,717,182	12.9%
Robert Quested	7,620,279	9.1%	⸺	7,620,279	8.5%
Mallinckrodt plc and affiliated entities (15)	5,062,167	6.1%	⸺	5,062,167	5.6%
AstraZeneca UK Limited (16)	4,418,022	5.3%	⸺	4,418,022	4.9%
Executive Officers and Directors:			⸺
Mark Rothera	17,100	*	⸺	17,100	*
Iain Ross (17)	316,617	*	⸺	316,617	*
Giles Campion, M.D. (18)	243,277	*	⸺	243,277	*
Craig Tooman	⸺	*	⸺	⸺	*
James Ede-Golightly	3,000	*	⸺	3,000	*
Alistair Gray	9,903	*	⸺	9,903	*
Dave Lemus	6,876	*	⸺	6,876	*
Steven Romano, M.D.	14,500	*	⸺	14,500	*
Michael Davidson, M.D.	⸺		⸺	⸺
All current directors and executive officers as a group (10 persons)	611,273	*	⸺	611,273	*

*	Represents beneficial ownership of less than one percent.
(1)

Consists of 133,332 ordinary shares held directly by 3i, LP, in the form of 44,444 ADSs. Beneficial ownership information is based on information known to us. The mailing address for 3i, LP is 140 Broadway, Floor 38, New York, New York 10005.

(2)

Consists of 1,333,332 ordinary shares held directly by Adage Capital Partners L.P., in the form of 444,444 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Adage Capital Partners L.P. is 200 Clarendon St., 52nd Fl. Boston, MA 021165.

(3)

Consists of 266,664 ordinary shares held directly by Artemis Partners Ltd. in the form of 88,888 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Artemis Partners Ltd. is Rm2865, 28F, AIA Central, 1 Connaught Road Central, Hong Kong.

(4)

Consists of 673,332 ordinary shares held directly by Biomedical Offshore Value Fund, Ltd, in the form of 244,444 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Biomedical Offshore Value Fund, Ltd is 165 Mason Street, 3rd Floor, Greenwich, CT, 06830.

(5)

Consists of 660,000 ordinary shares held directly by Biomedical Value Fund, L.P., in the form of 220,000 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Biomedical Value Fund, L.P. is 165 Mason Street, 3rd Floor, Greenwich, CT, 06830.

(6)

Consists of 1,061,223 ordinary shares held directly by Biotechnology Value Fund, L.P., in the form of 353,741 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Biotechnology Value Fund, L.P. is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(7)

Consists of 782,451 ordinary shares held directly by Biotechnology Value Fund II, L.P., in the form of 260,817 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Biotechnology Value Fund II, L.P., 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(8)

Consists of 127,590 ordinary shares held directly by Biotechnology Value Trading Fund OS, L.P, in the form of 42,530 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Biotechnology Value Trading Fund OS, L.P. is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(9)

Consists of 28,734 ordinary shares held directly by MSI BVF SPV LLC, in the form of 9,578 ADSs. Beneficial ownership information is based on information known to us. The mailing address for MSI BVF SPV LLC is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(10)

Consists of 504,264 ordinary shares held directly by Consonance Capital Opportunity Master Fund LP, in the form of 168,088 ADSs.  Consonance Capman GP LLC, or Capman, is the general partner of Consonance Capital Opportunity Master Fund LP, and Mitchell Blutt, as the Manager & Member of Capman, may be deemed to control Capman and Consonance Capital Opportunity Master Fund LP. Each of Capman and Mr. Blutt may be deemed to beneficially own these ordinary shares. Beneficial ownership information is based on information known to us. The mailing address for Consonance Capital Opportunity Master Fund LP is 1370 Avenue of the Americas, New York, NY, 10019.

(11)

Consists of 162,402 ordinary shares held directly by P Consonance Opportunities Ltd., in the form of 54,134 ADSs. Consonance Capital Opportunity Fund Management LP, or the Capital Opportunity Adviser, is the investment adviser of P Consonance, and pursuant to an investment advisory agreement, the Capital Opportunity Adviser exercises voting and investment power over the ordinary shares held by P Consonance. Beneficial ownership information is based on information known to us. The mailing address for P Consonance Opportunities Ltd. is 1370 Avenue of the Americas, New York, NY, 10019.

(12)

Consists of 199,998 ordinary shares held directly by Franklin Berger, in the form of 66,666 ADSs. Beneficial ownership information is based on information known to us. The mailing address for Franklin Berger is 257 Park Avenue South, 15th Floor, New York, NY 10010.

(13)

Consists of 133,332 ordinary shares held directly by Chris W. Capps, in the form of 44,444 ADSs.  Beneficial ownership information is based on information known to us. The mailing address for Chris W. Capps 31 Ocean Reef Dr, C1201 142, Key Largo, FL, 33037.

(14)

Lombard Odier Asset Management (USA) Corp. is the investment adviser to this holder, and as such it and its portfolio managers Adam McConkey and Robert Giles have the power to vote or dispose of the ordinary shares held of record by this holder and may be deemed to beneficially own those securities. Each of Mr. McConkey and Mr. Giles disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address of Lombard Odier Asset Management (USA) Corp. is 452 Fifth Avenue, 25th Floor, New York, NY 10018.

(15)

Shares are held of record by Cache Holdings, Limited, a wholly owned subsidiary of Mallinckrodt plc. The address of Cache Holdings, Limited is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(16)

Shares are held of record by AstraZeneca UK Limited, a private limited company incorporated in the United Kingdom. AstraZeneca UK Limited is a wholly-owned subsidiary of AstraZeneca PLC, a public limited company incorporated in England & Wales, which may be deemed to have sole voting and investment power. The registered office address of AstraZeneca UK Limited is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AA.

(17)	Consists of 54,443 ordinary shares held and 262,174 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2021.
(18)	Consists of 14,945 ordinary shares held and 228,332 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December March 1, 2021.

B. Related Party Transactions.

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

During the year ended December 31, 2020, the Group paid £75k (2019: £8k) to Gladstone Partners Limited, a company controlled by Director Iain Ross. The balance owed at the year-end was £nil (2019: £12k).

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this Annual Report, starting at page F-1, and are incorporated herein by reference.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. We are currently not party to any legal proceedings that are likely to have a material adverse effect on our results of operations, financial condition or cash flows.

Dividend Distribution Policy

We have never declared or paid any dividends on any class of our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. See “Description of Share Capital and Articles of Association” filed as Exhibit 2.3 to this report for additional information.

B. Significant Changes.

On February 5, 2021 Silence Therapeutics plc announced an oversubscribed private placement of 2,022,218 of the Company's American Depositary Shares ("ADSs"), each representing three ordinary shares of 5 pence each in the capital of the Company ("Ordinary Shares"), at a price of US $22.50 per ADS, with new and existing institutional and accredited investors (the "Private Placement").  The aggregate gross proceeds of the Private Placement were approximately US $45 million (approximately £33 million1) before deducting placement agent fees and other expenses. The offering closed on February 9, 2021.

The 2020 coronavirus (COVID-19) pandemic became increasingly prevalent in Europe and the US where the Group’s principal operations are conducted. Significant restrictions have now been imposed by the governments of those countries where the Group has operations, as well as the countries of external parties with which we conduct our business. In compliance with these restrictions, the Group and its employees have adapted to new working arrangements to ensure business continuity as far as is reasonably practicable in the short to medium term. This has so far proven to be effective, with Management maintaining a strong line of communication with all employees during this period.

The main risk posed to the Group by the pandemic is the potential slowing of Research & Development activities including possible knock-on delays in clinical trial data and sustained fixed costs during periods of relative inactivity. Whilst this would result in a lengthening of the Group’s cash runway in the medium term, in the longer term these factors could limit the Group’s ability to meet its corporate objectives. This risk is mitigated by the receipt by $60m of the unconditional upfront payments in respect of the AstraZeneca collaboration and the $45m from the private placement, both of which significantly increase the Group’s baseline cash runway

ITEM 9: THE OFFER AND THE LISTING

A. Offer and Listing Details.

Our ordinary shares are currently traded on AIM, a market operated by the London Stock Exchange, under the symbol “SLN”, and our ADSs are listed on the Nasdaq Capital Market under the symbol “SLN”.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ordinary shares are listed on AIM, a market operated by the London Stock Exchange, under the symbol “SLN” and our ADSs are listed on The Nasdaq Capital Market under the symbol “SLN”.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts.

Mallinckrodt License and Collaboration Agreement

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN500, with options to license additional complement-mediated disease targets from us, with Mallinckrodt exercising two such targets in July 2020. We are responsible for preclinical activities, and for conducting the development program for each product until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in research milestone payments for each program, in addition to funding for Phase 1 clinical development including GMP manufacturing. We will fund all other preclinical activities. We received a research milestone payment of $2 million in October 2019 upon the initiation of work under our work plan for a particular C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In March 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program.

The agreement will terminate on the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of (1) 10 years from the first commercial sale of the licensed product in the country, (2) the last to expire valid claim within the licensed patent in the country or (3) expiration of regulatory exclusivity granted by the prevailing governmental authority for the licensed product in the country. Mallinckrodt has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement in the event that Mallinckrodt begins a legal or administrative proceeding challenging the validity, ownership or enforceability of our patents. Either party may terminate the agreement upon a material breach by the other party that is not cured within a specified period after receiving written notice, or upon giving written notice following the other party’s bankruptcy, insolvency or similar instance. If Mallinckrodt terminates the agreement with respect to a target after we have commenced a Phase 1 trial of a product candidate directed to that target, then we would have the right to either complete or wind down the Phase 1 trial, and Mallinckrodt would be responsible for our costs incurred through the date of termination.

AstraZeneca Research Collaboration, Option and License Agreement

We have also out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases.

AstraZeneca agreed to make an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million will be paid unconditionally no later than the first half of 2021.  AstraZeneca also made an equity investment of $20 million in us in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each option exercised to collaborate on an additional target.

Under the collaboration, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and Phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. We will have the option to negotiate for co-development of two programs beginning with Phase 2 clinical trials.

For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we are also eligible to receive up to $250 million in sales-based milestone payments upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

The agreement with AstraZeneca will expire on the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of (1) 10 years from the first commercial sale of the licensed product in the country, (2) the last to expire valid claim within the patent covering the composition of matter of the licensed compound contained in the licensed product in the country or (3) expiration of regulatory exclusivity granted by the prevailing governmental authority for the licensed product in the country. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents.

Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

Lease

We lease office space in London, England for our corporate headquarters and other administrative functions under a lease with a term through September 2022, although we have the ability to terminate the lease in September 2021. We also lease regional offices and laboratory space in Berlin, Germany and New York, New York.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

D. Exchange Controls.

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non‑resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles on the right of non‑residents to hold or vote our shares.

E. Taxation

The following summary contains a description of material U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, the special tax accounting rules in Section 451(b) of the Code, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and
•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(1)	a citizen or individual resident of the United States;
(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4)

a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•

at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

We do not believe we were a PFIC for our taxable year ended December 31, 2019 or for the year ended December 31, 2020. Regardless, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We maintain a corporate website at www.silence-therapeutics.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this report solely as an inactive textual reference. We make available free of charge on our website our Reports on Form 6-K, our Annual Reports on Form 20-F, and any other reports that we file or furnish with the SEC.

The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically, such as us, with the SEC.

References made in this Annual Report to any contract or certain other document are not necessarily complete and you should refer to the exhibits attached or incorporated by reference into this Annual Report for copies of the actual contract or document.

I. Subsidiary Information.

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Credit and Liquidity Risk

Our cash, cash equivalents and short-term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2020, 2019 and 2018, which consisted solely of amounts due from Astra Zeneca, Mallinckrodt and Alnylam.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2020.

Interest rate Risk

As of December 31, 2020, we had cash, cash equivalents and short-term deposits of £37.4 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and certificates of deposit from time to time. During the years ended December 31, 2020, 2019 and 2018, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

See note 28 of the financial statements for quantitative disclosures about market risk.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request.

Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. None

B. None

C. None

D. None

E. Use of Proceeds.

In September 2020, we completed the listing of our ADSs on Nasdaq, which we refer to as the direct listing. In the direct listing we registered 53,732,291 ordinary shares, represented by an aggregate of 17,910,764 ADSs. We did not receive proceeds from the disposition, if any, of Registered Shares in the form of ADSs by the Registered Holders. The ordinary shares were registered under the Securities Act pursuant to a registration statement on Form F-1 (File No. 333-248203), which was declared effective by the SEC on September 4, 2020 and a registration statement on Form F-6 (File No. 333-248217) to register the ADSs, which was declared effective by the SEC on September 4, 2020.

ITEM 15: CONTROLS AND PROCEDURES

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2020, our disclosure controls and procedures were not effective due to a material weakness (see Part I, Section 3, Risks Related to Our ADSs and Shares and Our Nasdaq FPI Listing)..

Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In connection with the direct listing of American Depositary Shares representing our ordinary shares (“ADSs”) in the United States in 2020, we reassessed our critical accounting policies to ensure compliance with IFRS. As part of this reassessment, we identified an internal control weakness relating to the financial close and reporting process. We concluded that a lack of adequate controls surrounding the financial close reporting process constituted a material weakness in our internal control over financial reporting, as defined in the standards established by the U.S. Public Accounting Oversight Board.

We initiated remediation procedures and processes to address this material weakness by hiring our Chief Financial Officer in January 2021 and enhancing our financial reporting team’s technical accounting knowledge associated with the financial close and reporting process. However, we cannot be certain that these efforts will remediate the identified material weakness or prevent future material weaknesses or significant deficiencies from occurring.

Given the recent direct listing, we will need to be compliant with additional Sarbanes-Oxley requirements over a period of time, this will initially be achieved by in-house initiatives supported by external specialists. In 2020, BDO was appointed as implementation consultants to assist with the setting up of internal controls over financial reporting, or IFCR, the objective of which was to build up of evidence and controls not only from an internal control perspective but to permit management to attest to the ICFR as required under the Sarbanes Oxley Act 2002, or SOX, in our next annual report to be filed with the SEC in 2022.

Attestation Report of the Registered Public Accounting Firm

None.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dave Lemus qualifies as an audit committee financial expert as defined by the rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. Mr. Lemus is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq.

ITEM 16B: CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers, including our principal executive, principal financial and principal accounting officers, members of our board of directors, and consultants. The Code of Business Conduct and Ethics is available on our website at www.silence-therapeutics.com.

We intend to satisfy the disclosure requirement under Item 16B(d) and (e) of Form 20-F regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics, as well as Nasdaq’s requirement to disclose waivers with respect to directors and executive officers, by posting such information in the “Investors” section of our website at www.silence-therapeutics.com. Our executive officers are responsible for administering the Code of Business Conduct and Ethics. Amendment, alteration or termination of the Code of Business Conduct and Ethics requires the approval of our board of directors.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

	2020	2019
Fee Category	£’000s	£’000s
Audit Related Fees	284	105
Other Services	431	554
Total Fees	715	659

Audit-Related Fees

For the years ended December 31, 2020 and 2019, audit related services includes fees for half yearly interim reviews.

Tax Fees

We did not incur any tax fees for services from PricewaterhouseCoopers LLP in 2020 or 2019; in 2018 tax compliance fees were £93k.

All Other Fees

For the years ended December 31, 2020 and 2019 other fees related to advice relating to PCAOB and NASDAQ listing related fees and other general fees.

Audit Committee Pre-Approval Policy and Procedures

ITEM 16D: EXEMPTIONS FORM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEMS 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in our independent certifying accountant during our two most recent fiscal years.

ITEM 16G: CORPORATE GOVERNANCE

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we comply with certain home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards, and we comply with periodic report filing requirements under the Exchange Act applicable to foreign private issuers rather than domestic issuers. We currently avail ourselves of the following limited exemptions under such rules pertaining to foreign private issuers:

•	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;
•

Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;
•	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;
•

Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

ITEM 16H: MINE SAFETY DISCLOSURE

None

PART III

ITEM 17: FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18: FINANCIAL STATEMENTS

The financial statements required under this Item 18 are filed as part of this Annual Report beginning on page F-1.  The audit report of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the financial statements.

ITEM 19: EXHIBITS

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished Herewith

1.1	Amended and Restated Articles of Association	F-1	333-248203	3.1	8/20/2020
2.1	Deposit Agreement, by and among the registrant and The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 4, 2020	F-1	333-254021	4.1	3/8/2021
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-254021	4.2	3/8/2021
2.3	Description of Share Capital and Articles of Association					X
2.4	Description of American Depositary Shares					X
4.1#	Silence Therapeutics plc 2018 Long-Term Incentive Plan	F-1	333-248203	10.1	8/20/2020
4.2#	Silence Therapeutics plc 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.2	8/20/2020
4.3#	Employee U.S. Sub-Plan under the 2018 Employee Long-Term Incentive Plan	F-1	333-248203	10.3	8/20/2020
4.4#	Non-Employee U.S. Sub-Plan under the 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.4	8/20/2020
4.5†+	License and Collaboration Agreement, by and between the registrant and Mallinckrodt Pharma IP Trading DAC, dated July 18, 2019	F-1	333-248203	10.5	8/20/2020
4.6†+	Research Collaboration, Option and License Agreement, by and between the registrant and AstraZeneca AB, dated March 24, 2020	F-1	333-248203	10.6	8/20/2020
4.7	Form of Deed of Indemnity between the registrant and its directors	F-1	333-248203	10.7	8/20/2020
4.8	Form of Deed of Indemnity between the registrant and its executive officers	F-1	333-248203	10.8	8/20/2020
8.1	Subsidiaries of the Registrant	F-1	333-248203	21.1	8/20/2020
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					X
13.1	Section 1350 Certification of Chief Executive Officer					X
13.2	Section 1350 Certification of Chief Financial Officer					X
23.1	Consent of PricewaterhouseCoopers LLP					X

#	Indicates management contract or compensatory plan.
†

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

+

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILENCE THERAPEUTICS PLC
		By:	/s/ Mark Rothera
		Name:	Mark Rothera
Date:	March 30, 2021	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silence Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silence Therapeutics plc and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

March 30, 2021

We have served as the Company's auditor since 2014.

SILENCE THERAPEUTICS plc

Consolidated income statements

(in thousands, except for loss per share)

	Note	2020	2019	2018
		£000s	£000s	£000s
Revenue	3	5,479	244	-
Cost of sales		(3,762)	-	-
Gross (loss) / profit		1,717	244	-
Research and development costs		(20,209)	(13,336)	(9,743)
Administrative expenses		(13,983)	(9,642)	(10,828)
Other (losses)/gains - net	7	(3,372)	-	6
Operating loss	5	(35,847)	(22,734)	(20,565)
Finance and other expenses	8	(323)	(163)	-
Finance and other income	9	129	27	39
Loss for the year before taxation		(36,041)	(22,870)	(20,526)
Taxation	10	3,494	3,288	2,115
Loss for the year after taxation		(32,547)	(19,582)	(18,411)
Loss per ordinary equity share (basic and diluted)	11	(39.8) pence	(26.1) pence	(26.2) pence

SILENCE THERAPEUTICS plc

Consolidated statements of comprehensive income

(in thousands)

	2020	2019	2018
	£000s	£000s	£000s
Loss for the year after taxation	(32,547)	(19,582)	(18,411)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	472	(411)	94
Total other comprehensive income/(expense) for the year	472	(411)	94
Total comprehensive expense for the year	(32,075)	(19,993)	(18,317)

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated balance sheets

(in thousands)

		December 31,
	Note	2020	2019	2018
		£000s	£000s	£000s
Non-current assets
Property, plant and equipment	12	1,127	611	921
Goodwill	13	8,125	7,692	8,127
Other intangible assets	14	17	34	64
Financial assets at amortized cost	17	303	275	275
		9,572	8,612	9,387
Current assets
Cash and cash equivalents	15	27,449	13,515	21,494
Derivative financial instrument	16	1,492	-	-
Financial assets at amortized cost – term deposit	17	10,000	20,000	5,000
Financial asset at amortized cost – other	17	-	1	43
R&D tax credit receivable	10	3,536	3,060	2,080
Other current assets	18	4,616	885	881
Trade receivables	19	29,306	4	-
		76,399	37,465	29,498
Non-current liabilities
Contract liabilities	22	(51,337)	(15,515)	-
		(51,337)	(15,515)	-
Current liabilities
Contract liabilities	22	(17,042)	(2,478)	-
Trade and other payables	20	(8,192)	(6,888)	(3,830)
Lease liability	21	(341)	(287)	-
		(25,575)	(9,653)	(3,830)
Net assets		9,059	20,909	35,055
Capital and reserves attributable to the owners of the parent
Share capital	24	4,165	3,919	3,554
Capital reserves	26	186,891	167,243	163,121
Translation reserve		2,218	1,746	2,157
Accumulated losses		(184,215)	(151,999)	(133,777)
Total shareholders equity		9,059	20,909	35,055

The financial statements on pages 52 to 86 were approved by the Board on March 31, 2021 and signed on its behalf.

Mark Rothera

Chief Executive Officer

Company number: 02992058

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS PLC

Consolidated statements of changes in equity

(in thousands)

	Note	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
		£000s	£000s	£000s	£000s	£000s
At January 1, 2018		3,500	163,215	2,063	(116,428)	52,350
Recognition of share-based payments		-	681	-	-	681
Lapse of vested options in the year		-	(297)	-	297	-
Options exercised in the year		-	(765)	-	765	-
Proceeds from shares issued		54	287	-	-	341
Transactions with owners recognized directly in equity		54	(94)	-	1,062	1,022
Loss for year		-	-	-	(18,411)	(18,411)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations		-	-	94	-	94
Total comprehensive expense for the year		-	-	94	(18,411)	(18,317)
At December 31, 2018		3,554	163,121	2,157	(133,777)	35,055
Adoption of IFRS 16		-	-	-	(10)	(10)
At January 1, 2019		3,554	163,121	2,157	(133,787)	35,045
Recognition of share-based payments		-	584	-	-	584
Options exercised in the year		-	(1,370)	-	1,370	-
Proceeds from shares issued		365	4,908	-	-	5,273
Transactions with owners recognized directly in equity		365	4,122	-	1,370	5,857
Loss for year		-	-	-	(19,582)	(19,582)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations		-	-	(411)	-	(411)
Total comprehensive expense for the year		-	-	(411)	(19,582)	(19,993)
At December 31, 2019		3,919	167,243	1,746	(151,999)	20,909
Recognition of share-based payments	26	-	4,395	-	-	4,395
Options exercised in the year	26	-	(331)	-	331	-
Proceeds from shares issued	24 / 26	246	15,584	-	-	15,830
Transactions with owners recognized directly in equity		246	19,648	-	331	20,225
Loss for year		-	-	-	(32,547)	(32,547)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	472	-	472
Total comprehensive expense for the year		-	-	472	(32,547)	(32,075)
At December 31, 2020		4,165	186,891	2,218	(184,215)	9,059

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated cash flow statements

(in thousands)

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Cash flow from operating activities
Loss before tax	(36,041)	(22,870)	(20,526)
Depreciation charges	476	452	379
Amortization charges	20	30	20
Charge for the year in respect of share-based payments	4,395	584	681
Net foreign exchange loss/(gain)	4,864	-	(6)
Gain on derivative financial instrument	(1,492)	-	-
Finance and other expenses	323	163	-
Finance and other income	(129)	(27)	(39)
(Gain)/loss on disposal of property, plant and equipment	(3)	2	6
Revaluation of trade and other receivables related to contract liabilities	(4,864)
(Increase)/decrease in trade and other receivables	(29,302)	(4)	691
Increase in other current assets	(3,731)	(4)	(881)
Decrease/(increase) in current financial assets at amortized cost – other	1	42	(43)
Increase in trade and other payables	1,303	3,058	1,146
Increase in contract liabilities	50,386	17,993	-
Cash spent on operations	(13,794)	(581)	(18,572)
R&D tax credits received	3,018	2,308	1,812
Net cash (outflow)/inflow from operating activities	(10,776)	1,727	(16,760)
Cash flow from investing activities
Disposal of financial assets available for sale	-	-	319
Net redemption/(purchase) of financial assets at amortized cost – term deposits	10,000	(15,000)	(5,000)
Interest received/(paid)	129	(6)	39
Purchase of property, plant and equipment	(511)	(9)	(130)
Purchase of intangible assets	(3)	-	(58)
Proceeds from sale of property, plant and equipment	3	-	-
Net cash inflow/(outflow) from investing activities	9,618	(15,015)	(4,830)
Cash flow from financing activities
Repayment of lease liabilities	(402)	-	-
Proceeds from issue of share capital	15,830	5,273	341
Net cash inflow from financing activities	15,428	5,273	341
Increase/(decrease) in cash and cash equivalents	14,270	(8,015)	(21,249)
Cash and cash equivalents at start of year	13,515	21,494	42,745
Effect of exchange rate fluctuations on cash and cash equivalents held	(336)	36	(2)
Cash and cash equivalents at end of year	27,449	13,515	21,494

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Notes to the consolidated financial statements

1.	General information
1.1	Group

Silence Therapeutics plc and its subsidiaries (together the ‘Group’) are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc, a public Company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent Company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

2.	Principal accounting policies
2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board). The consolidated financial statements have been prepared under the historical cost convention as modified by revaluation to fair value of the derivative financial instrument. The accounting policies set out below have, unless otherwise stated, been prepared consistently for all periods presented in these consolidated financial statements. The financial statements are prepared in sterling and presented to the nearest thousand pounds.

New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

•	Definition of Material – amendments to IAS 1 and IAS 8

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These include amendments to IAS1 'Presentation of financial statements' on classification of liabilities. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2	Basis of consolidation

The Consolidated financial statements consolidate those of the Company and its controlled subsidiary undertakings drawn up to December 31, 2020. The Group controls an entity when the Group is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies into line with those used for reporting the operations of the Group. All intra Group transactions, balances, income and expenses are eliminated on consolidation.

2.3	Going concern

The 2020 coronavirus (COVID-19) pandemic became increasingly prevalent in Europe and the US where the Group’s principal operations are conducted. Significant restrictions have now been imposed by the governments of those countries where the Group has operations, as well as the countries of external parties with which we conduct our business. In compliance with these restrictions, the Group and its employees have adapted to new working

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

arrangements to ensure business continuity as far as is reasonably practicable in the short to medium term. This has so far proven to be effective, with Management maintaining a strong line of communication with all employees during this period.

The main risk posed to the Group by the pandemic is the potential slowing of Research & Development activities including possible knock-on delays in clinical trial data and sustained fixed costs during periods of relative inactivity. Whilst this would result in a lengthening of the Group’s cash runway in the medium term, in the longer term these factors could limit the Group’s ability to meet its corporate objectives. This risk is mitigated by the receipt by $60m of the unconditional upfront payments in respect of the AstraZeneca collaboration and the $45m from the private placement, both of which significantly increase the Group’s baseline cash runway.

Based on the Directors’ current forecasts and plans and, considering the cash, cash equivalents and term deposit at December 31, 2020; together with the unconditional cash receipt in May 2021 under the AstraZeneca plc agreement and the $45m of new equity raised in February 2021, the directors are confident that the Group has sufficient funding for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the strategic report on pages 1 to 24.

2.4	Research and development

The Group recognise expenditure incurred in carrying out its research and development activities in line with management’s best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or, where applicable, product, has been received. Further details on research and development can be found in note 2.11.

2.5	Revenue recognition

The Group’s revenue for the year ended December 31, 2020 consists of royalty income and revenue from collaboration agreements.

Royalty income

The Group’s royalty income is generated by a settlement and license agreement with Alnylam. Under this contract, Alnylam is obliged to pay royalties to the Group on the net sales of ONPATTRO™ in the European Union in a manner commensurate with the contractual terms. Invoices are raised in arrears on a quarterly basis based on sales information provided by Alnylam no later than 75 days after the quarter end.

The royalty exemption under IFRS 15 requires sales-based data. Royalty revenue is recognized based on the level of sales when the related sales occur.

Revenue from collaboration agreements

We have considered the Mallinckrodt and AstraZeneca contracts and assessed whether the research and development services and licence of the IP in respect of each target are distinct.

For both contracts we have concluded the license of the intellectual property and the R&D services are not distinct, as both Mallinckrodt and AstraZeneca cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The contracts have multiple elements of consideration (some or all of the following), namely:

•	Upfront payments (fixed);
•	Subsequent milestone payments (variable);
•	FTE costs rechargeable (variable);
•	Recharges of direct costs for certain research activities (variable).

The Group’s effort under the contracts continue throughout their entire duration. On this basis revenue is recognised over the contract period based on costs to completion.

Revenue has been calculated on the following ongoing basis for the year ended 31 December 2020:

•	Actual FTE and direct costs incurred up to 31 December 2020 and forecast FTE and direct costs for the remainder of the contract are determined
•	Actual costs incurred up until 31 December 2020 are calculated as a percentage of total contract costs (actual and forecast)
•

This percentage is then multiplied by the consideration allocated to the performance obligation in question, thus calculating the cumulative revenue which is then used to calculate the revenue to be recognised in that six-month period. In the case of the FTE recharges and other direct cost recharges, the consideration that is multiplied includes all amounts to the end of the contract (including the forecast amounts).  In the case of the upfront and milestones, the consideration that is multiplied is in relation to the upfront and completed milestones only.  Consideration in relation to milestones not yet been achieved is excluded from the calculation.

Forecast costs are monitored each period, with revenue recognised reflecting any changes in forecast or over/under spend in actuals.

Further details of the revenue amounts recognised in the year ended 31 December 2020 can be found in note 3.

2.6	Foreign currency translation

The consolidated financial statements are presented in sterling. The individual financial statements of each Group entity are prepared in the currency of the primary economic environment in which the entity operates (its functional currency).

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the year.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are translated into sterling using exchange rates prevailing on the balance sheet

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

date. Income and expense items (including comparatives) are translated at the average exchange rates for the year unless individually significant to the Group at which point they are translated at spot rate. Exchange differences arising, if any, are recognised in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.7	Defined contribution pension funds

The contributions payable to defined contribution retirement schemes are recognised as an expense in the period to which they relate. On the payment of the contribution the Group has no further liability.

2.8	Business combinations

There were no new business combinations as defined by IFRS 3 during 2019 or 2020.

Business combinations which occurred in and after 2010 were accounted for by applying the acquisition method described in IFRS 3 as at the acquisition date, which is the date on which control is transferred to the Group. In arriving at the cost of acquisition, the fair value of the shares issued by the Company is taken to be the bid price of those shares at the date of the issue. Where this figure exceeds the nominal value of the shares, the excess amount is treated as an addition to the merger reserve.

For acquisitions which occurred before 1 January 2010, goodwill represents the excess of the cost of the acquisition over the Group’s interest in the recognised amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurred in connection with business combinations were capitalised as part of the cost of the acquisition.

2.9	Property, plant and equipment

The Group hold no property assets other than leased property assets classified as right-of-use assets. See note 2.14 for further details.

All equipment and furniture is stated in the financial statements at its cost of acquisition less a provision for depreciation.

Depreciation is charged to write off the cost less estimated residual values of furniture and equipment on a straight-line basis over their estimated useful lives. All equipment and furniture is estimated to have a useful economic life of between three and ten years. Estimated useful economic lives and residual values are reviewed each year and amended if necessary.

2.10	Goodwill

Goodwill is stated at cost less any accumulated impairment losses; it is allocated to those cash generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows. Goodwill is not amortised but is tested for impairment annually, or sooner when an indication of impairment has been identified. Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary at the date of acquisition. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal..

2.11Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and less accumulated impairment losses.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life and goodwill are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licences and software10 – 15 years.

Capitalisation of research and development costs

Costs associated with research activities are treated as an expense in the period in which they are incurred.

Costs that are directly attributable to the development phase of an internal project will only be recognised as intangible assets provided they meet the following requirements:

•	an asset is created that can be separately identified;
•	the technical feasibility exists to complete the intangible asset so that it will be available for sale or use and the Group has the intention and ability to do so;
•	it is probable that the asset created will generate future economic benefits either through internal use or sale;
•	sufficient technical, financial and other resources are available for completion of the asset; and
•	the expenditure attributable to the intangible asset during its development can be reliably measured.

Careful judgement by management is applied when deciding whether recognition requirements for development costs have been met. This is necessary as the economic success of any product development is uncertain and may be subject to future technical problems at the time of recognition. Judgements are based on the information available at each balance sheet date.

To date, no development costs have been capitalised in respect of the internal projects on the grounds that the costs to date are either for the research phase of the projects or, if relating to the development phase, then the work so far does not meet the recognition criteria set out above. In most cases recognition would not occur until regulatory approval.

2.12Impairment testing of goodwill, other intangible assets and property, plant and equipment

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. If there is such an indication the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

The recoverable amount of the asset or asset’s cash generating unit is the higher of the fair value less costs to sell and value in use.

Impairment losses recognised for cash generating units to which goodwill has been allocated are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

2.13Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the periods presented in these financial statements, financial assets were classified in the following categories: derivative financial instruments, and financial assets at amortised cost. Currently other categories of financial asset are not used. Management determines the classification of its financial assets at initial recognition.

The de-recognition of financial instruments occurs when the rights to receive cash flows from investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

Derivative financial instruments

The Group uses forward contracts to manage exposure to risks from foreign exchange movements. Derivatives are initially recognised at fair value at the date that the contract is entered into and subsequently remeasured at each balance sheet date. The resulting gain or loss is recognised in the income statement.

Financial assets at amortized cost

Financial assets at amortised cost include trade receivables held in order to collect contractual cash flows, a term deposit held to collect solely payment of the principal and interest, and deposits on property operating leases and for the procurement of materials. These are measured at initial recognition at fair value plus, if appropriate, directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less provision for impairment.. Any impairment is assessed using the Expected Credit Losses (ECL) model. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. For assessing the recoverability of intercompany loans the Group applies IFRS 9’s three stage ECL model in determining the recoverable amount. Any impairment is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits with original maturities of three months or less that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. A financial liability is a contractual obligation to either deliver cash or another financial asset to another entity or to exchange a financial asset or financial liability with another entity, including obligations which may be settled using its equity instruments. An equity instrument is any contract that evidences a residual interest in the assets after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Financial liabilities

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, all financial liabilities are measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Group are recorded as the proceeds received, net of direct issue costs.

2.14Leased assets

For any new contracts entered into on or after 1 January 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

asset) for a period of time in exchange for consideration’. To apply this definition, the Group assesses whether the contract meets two key evaluations, which are whether:

•	the contract contains an identifiable asset;
•	the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use

Measurement and recognition

At lease commencement date, the Group recognises a right-of-use asset (as part of the appropriate underlying class of assets in property, plant and equipment) and a lease liability on the balance sheet.

The right-of-use asset is measured at cost. The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest.

The Group has elected to account for short-term leases (leases with a duration of less than12 months) and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term.

The interest payments for leases are recognised in the statement of cashflows under finance and other expenses.

Lease break clauses and extension options

When the Group has the option to extend a lease, management uses its judgement to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances including past practice and any cost that will be incurred to change the asset if an option to extend is not taken, to help determine the lease term.

Similarly, when a break clause exists in the lease agreement, management must consider the likelihood of this option to curtail the lease being exercised. In respect to the Group’s leased Berlin facility, £150k of potential lease payments have been excluded from the lease liabilities as it was assessed at 1 January 2019 that the break clause pertaining to the lease could reasonably be exercised at any point (as remains the case) – thus allowing continued exemption using the practical expedients referred to above.

2.15Share-based payments

Historically the Group have issued equity settled share-based payments to certain employees (see note 25). Equity settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value so determined is expensed on a straight-line basis over the vesting period, based on the Group of the number of shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

The value of the charge is adjusted to reflect expected and actual levels of award vesting, except where failure to vest is as a result of not meeting a market condition.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cancellations of equity instruments are treated as an acceleration of the vesting period and any outstanding charge is reversed in full immediately.

Fair value is measured using a binomial pricing model or Monte Carlo model. The key assumptions used in the model have been adjusted, based on management’s best estimate, for the effects of non‑transferability, exercise restrictions and behavioural considerations.

Any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments (even if this occurs after the vesting date) should be accounted for as a repurchase of an equity interest (that is, as a deduction from equity). But, if the payment exceeds the fair value of the equity instruments repurchased (measured at the repurchase date), any such excess should be recognised as an expense.

2.16Equity

Share capital is determined using the nominal value of shares that have been issued.

The share premium account includes any premiums received on the initial issuing of the share capital. Any transaction costs associated with the issuing of shares are deducted from the share premium account, net of any related income tax benefits.

The merger reserve represents the difference between the nominal value and the market value at the date of issue of shares issued in connection with the acquisition by the Group of an interest in over 90% of the share capital of another company.

Equity settled share-based payments are credited to a share-based payment reserve as a component of equity until related options or warrants are exercised.

Foreign currency translation differences are included in the translation reserve.

Profit and loss account (deficit) includes all current and prior period results as disclosed in the income statement.

2.17Taxation

Current tax payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Current tax liabilities are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Tax receivable arises from the UK legislation regarding the treatment of certain qualifying research and development costs, allowing for the surrender of tax losses attributable to such costs in return for a tax rebate. Research and development tax credits are recognised when the receipt is probable.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.18Critical accounting estimates and judgements and key sources of estimation uncertainty

In the process of applying the entity’s accounting policies, management makes estimates and judgements that have an effect on the amounts recognised in the financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The critical judgements concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

•	Application of IFRS 15 in determining revenue from contracts with customers specifically:
•

The determination of the numbers of performance obligations.  Judgement was required in determining whether the license and the R&D activities are distinct performance obligations or not.  It is considered the license of the IP and the R&D activities are not distinct as the R&D services are essential to discover and develop a drug candidate and enhance the value in the underlying IP.  In addition, the gene targets are highly specialized such that only the Group has the specialist knowledge to apply the IP to the specific target.  On this basis, it has been concluded that there is only one single performance obligation covering both the R&D services and licenses of the IP in respect of each target;

•

The allocation of the upfront payments between performance obligations (judgment).  Mallinckrodt have paid the Group $20m and AstraZeneca have agreed to pay the Group $60m upfront under their respective contracts, which is considered to be the initial transaction price.  A judgment was required in determining how this should be allocated across SLN500 and the additional optioned complement-mediated disease targets for Mallinckrodt; and across target options for AstraZeneca.  It was concluded in 2019 that because the compounds are at similar stages of development, the $20 million amount should be allocated evenly, on the basis of a benchmarking exercise considering the standalone selling price per target of past deals announced to the market by comparable companies.  It was similarly concluded in the year that the $60 million amount should be allocated evenly across the targets.

•	The estimate of future costs to be incurred to determine percentage of completion of revenue contracts:
•

In determining the percentage of completion of the revenue projects, the Group estimated the total future costs expected to be incurred through the life of the contract and its ability to be reimbursed for these in line with the contractual terms of the arrangement and its revenue recognition policy as set out in Note 2.5.  As all projects are at an early stage of their lifecycle we consider that any reasonably expected change in the estimate of costs to complete would not result in a material change in the revenue recognized to date.

2.19	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group’s Board. The Group has a single reportable segment (see note 4).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	Revenue

Revenue from collaboration agreements for the year ended December 31, 2020 relates to the Research collaboration agreements the Group entered into with Mallinckrodt plc in July 2019, Takeda Pharmaceutical Company Limited in January 2020 and AstraZeneca plc in March 2020.

Revenue comprised £226k of royalty income (2019: £73k; 2018: £nil) and £5,253k of Research collaboration income (2019: £171k; 2018: £nil). Disaggregation of Revenue from Contracts with Customers is as follows:

	Year ended December 31,
	2020	2019	2018
Revenue from Contracts with Customers	£000s	£000s	£000s
Research collaboration - Mallinckrodt plc	3,817	171	-
Research collaboration - Takeda Pharmaceutical Company Limited	1,414	-	-
Research collaboration - other	22	-	-
Research collaboration - total	5,253	171	-
Royalties	226	73	-
Total revenue from contracts with customers	5,479	244	-

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of £1.5 million or $2 million (2019: £1.7m) during the year ended December 31, 2020. In addition to these payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15. During the year ended December 31, 2020, we recognized a total of £3.8 million in revenue under this agreement.

Under our collaboration agreement with Takeda, we received a milestone payment of £1.6 million ($2 million) during the year ended December 31, 2020. We recognize the milestone payments over time, in accordance with IFRS 15. During the year ended December 31, 2020, we recognized a total of £1.4 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20m) in 2020 with a further amount of £30.8 million ($40 million) due to be received in May 2021.   We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15. During the year ended December 31, 2020, we recognized a total of £22k in revenue under this agreement.

4.	Segment reporting

In 2020, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the CODM. For the 12 months ended December 31, 2019 and 2020, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is in line with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

An analysis of the group’s assets and revenues by location is shown below:

	U.K.	Germany	Total
Non-current assets	£000s	£000s	£000s
As at December 31, 2018	651	8,736	9,387
As at December 31, 2019	557	8,055	8,612
As at December 31, 2020	689	8,883	9,572

Revenue analysis for the year ended December 31, 2018
Research collaboration	-	-	-
Royalties	-	-	-
	-	-	-

Revenue analysis for the year ended December 31, 2019
Research collaboration	171	-	171
Royalties	-	73	73
	171	73	244

Revenue analysis for the year ended December 31, 2020
Research collaboration	5,253	-	5,253
Royalties	-	226	226
	5,253	226	5,479

5.	Operating loss

This is stated after charging/(crediting):

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Depreciation of property, plant and equipment	476	452	379
Amortization of intangibles	20	30	20
Share-based payments charge	4,395	584	681
(Gain)/loss on disposal of property, plant and equipment	(3)	2	6
Short lease payments on premises	347	374	416
Fees payable to the Company's auditors for the audit of the Company and the consolidation:	-
- audit of these financial statements	284	105	151
- other assurance services	431	554	175
- tax compliance services	-	-	93

6.	Directors and staff costs

Staff costs, including Directors’ remuneration, during the year for the Group were as follows:

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Wages and salaries	6,656	5,060	4,246
Social security costs	827	1,391	237
Other pension costs	201	163	131
Share-based payments charge	4,395	584	681
Total aggregate remuneration	12,079	7,198	5,295

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31,
	2020	2019	2018
	Number	Number	Number
Research and development and related support services	39	30	26
Administration	26	16	19
Total average number of employees	65	46	45

7.	Other (losses)/gains

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Net foreign exchange (losses)/gains	(4,864)	-	6
Net fair value gain on derivative	1,492	-	-
Total Other (losses)/gains	(3,372)	-	6

8.	Finance and other expenses

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Lease liability interest expense	16	33	-
Net foreign exchange losses	307	130	-
Total Finance and other expenses	323	163	-

9.	Finance and other income

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Bank interest receivable	129	27	39
Total Finance and other income	129	27	39

10.	Taxation

The deferred tax charge in 2020 was nil (2019: nil). Reconciliation of current tax credit at standard rate of UK corporation tax to the current tax credit:

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Loss before tax	(36,041)	(22,870)	(20,526)
Tax credit at the standard rate of U.K. corporation tax of 19% (2019: 19% ; 2018: 19%)	6,848	4,345	3,900
Effect of overseas tax rate	(85)	5	10
Impact of unrelieved tax losses not recognized	(6,763)	(4,350)	(3,937)
Adjustment in respect of prior year	(42)	228	62
Research and development tax credit in respect of current year	3,536	3,060	2,080
	3,494	3,288	2,115

Estimated tax losses of £135.6m (2019: £112.6m) are available for relief against future profits.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The deferred tax asset not recognised in these financial statements on the estimated losses and the treatment of the equity settled share- based payments, net of any other temporary timing differences is detailed in note 23. During the year, the Group received a research and development tax credit of £3,018k (2019: £2,308k). The Group has accrued £3,536k (2019: £3,060k) recognising a current tax asset in respect of 2020 research and development tax credits.

The corporation tax main rate during 2020 was 19% (2019: 19%).

11.	Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the financial year after taxation of £32,547k (2019: loss of £19,582k; 2018: loss of £18,411k) and on the weighted average of 81,772,124 (2019: 75,126,869 ; 2018: 70,312,880) ordinary shares in issue during the year.

The options outstanding at December 31, 2020, December 31, 2019 and December 31, 2018 are considered to be anti-dilutive as the Group is loss-making.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12.	Property, plant and equipment

	Equipment and furniture	Right-of-use asset	Total
	£000s	£000s	£000s
Cost
At January 1, 2018	4,834	-	4,834
Additions	130	-	130
Disposals	(1,436)	-	(1,436)
Translation adjustment	34	-	34
At December 31, 2018	3,562	-	3,562
Change in accounting policy	-	160	160
At January 1, 2019	3,562	160	3,722
Additions	9	-	9
Disposals	(15)	-	(15)
Translation adjustment	(153)	-	(153)
At December 31, 2019	3,403	160	3,563
At January 1, 2020	3,403	160	3,563
Additions	511	456	967
Disposals	(2)	(160)	(162)
Translation adjustment	154	-	154
At December 31, 2020	4,066	456	4,522
Accumulated depreciation
At January 1, 2018	3,664	-	3,664
Charge for the year	379	-	379
Eliminated on disposal	(1,430)	-	(1,430)
Translation adjustment	28	-	28
At December 31, 2018	2,641	-	2,641
At January 1, 2019	2,641	-	2,641
Charge for the year	356	96	452
Eliminated on disposal	(13)	-	(13)
Translation adjustment	(128)	-	(128)
At December 31, 2019	2,856	96	2,952
At January 1, 2020	2,856	96	2,952
Charge for the year	291	185	476
Eliminated on disposal	(2)	(160)	(162)
Translation adjustment	129	-	129
At December 31, 2020	3,274	121	3,395
Net book value
As at December 31, 2018	921	-	921
As at December 31, 2019	547	64	611
As at December 31, 2020	792	335	1,127

13.	Goodwill

	Year ended December 31,
	2020	2019	2018
	£000s	£000s	£000s
Balance at start of year	7,692	8,127	8,029
Translation adjustment	433	(435)	98
Balance at end of year	8,125	7,692	8,127

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The recoverable amount is based on fair value less cost of disposal.

The key assumptions used in the valuation models to determine the fair value less cost of disposal are as follows:

•	Fair value has been determined as market capitalisation (share price x number of shares in issue) at December 31, 2020
•	Disposal costs have been estimated to be minimal

Goodwill is assessed at a segment level. Management has assessed that the headroom in the valuation model used demonstrates that there is no reasonably possible change to a key assumption used in determining fair value less cost of disposal that would cause the carrying amount of goodwill to exceed its recoverable amount (market capitalisation at December 31, 2020 was £428,194,171, with share price not dropping significantly below its December 31, 2020 value at any point so far in 2021), and therefore a sensitivity analysis has not been presented.

14.	Other intangible assets

	Licenses & software	Internally generated patents	Total
	£000s	£000s	£000s
Cost
At January 1, 2018	2,354	884	3,238
Additions	58	-	58
Disposals	(2,311)	(884)	(3,195)
Translation adjustment	3	-	3
At December 31, 2018	104	-	104
At January 1, 2019	104	-	104
Translation adjustment	(2)	-	(2)
At December 31, 2019	102	-	102
At January 1, 2020	102	-	102
Additions	3	-	3
Translation adjustment	2	-	2
At December 31, 2020	107	-	107
Accumulated depreciation
At January 1, 2018	2,326	884	3,210
Charge for the year	20	-	20
Eliminated on disposal	(2,309)	(884)	(3,193)
Translation adjustment	3	-	3
At December 31, 2018	40	-	40
At January 1, 2019	40	-	40
Charge for the year	30	-	30
Translation adjustment	(2)	-	(2)
At December 31, 2019	68	-	68
At January 1, 2020	68	-	68
Charge for the year	20	-	20
Translation adjustment	2	-	2
At December 31, 2020	90	-	90
Net book value
As at December 31 2018	64	-	64
As at December 31 2019	34	-	34
As at December 31 2020	17	-	17

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The intangible assets included above have finite useful lives estimated to be of 10–15 years from the date of acquisition, over which period they are amortised or written down if they are considered to be impaired. Internally generated patent costs are only recorded where they are expected to lead directly to near-term revenues. These costs are amortised on a straight-line basis over 10–15 years, commencing from the date that the asset is available for use. The charge for amortisation is included in the research and development costs in the income statement

15.	Cash and cash equivalents

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Cash at bank and in hand	12,449	13,515	21,494
Short term bank deposits	15,000	-	-
Total Cash and cash equivalents	27,449	13,515	21,494

Cash at bank comprises balances held by the Group in current and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

16.Derivative financial instruments

Derivative financial instruments relate to an open forward currency contract measured at fair value through the income statement. The fair value was calculated from data sourced from an independent financial market data provider using mid-market-end-of-day data as of Close of Business date as December 31, 2020.

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Derivatives carried at fair value	1,492	-	-

The fair value of the derivative is calculated based on level 2 inputs under IFRS 13.

The fair value of financial instruments that are not traded in active market, in the case an over-the-counter derivative, is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity specific estimates.  As all significant inputs required to fair value an instrument are observable, this derivative financial instrument is included in level 2.

The specific valuation technique used to value this derivative has been the use the present value of future cash flows based on the forward exchange rate relative to its value based on the year-end exchange rate.

17.	Financial assets at amortized cost

Non-current financial assets at amortized cost primarily relate to deposits for properties.

Current financial assets at amortized cost, other than trade receivables as disclosed in note 17, include fixed interest £10,000k six-month term deposits (2019: £20,000k ; 2018: £5,000k). The other current financial asset at amortized

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

cost in 2019 was an advance payment for the former CEO which was subsequently deducted from his remuneration. No interest was charged on this amount.

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Current financial assets at amortized cost – term deposit	10,000	20,000	5,000
Current financial assets at amortized cost – other	-	1	43
Total current financial assets at amortized cost	10,000	20,001	5,043
Non-current financial assets at amortized cost	303	275	275
Total financial assets at amortized cost	10,303	20,276	5,318

18.	Other current assets

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Prepayments	3,940	431	515
VAT receivable	676	454	366
Total other current assets	4,616	885	881

19.	Trade receivables

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trade receivables	29,306	4	-

The 2020 receivable balance relates to the upfront payment from AstraZeneca.

The Directors consider that the carrying amount of trade receivables approximates to their fair value.

No interest is charged on outstanding receivables. There were no overdue trade receivables balances.

The Group has applied an expected credit loss model to the balance and determined that £nil (2019: £nil) provision is required.

20.	Trade and other payables

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trade payables	2,285	1,790	1,147
Social security and other taxes	1,107	362	189
Accruals and other payables	4,800	4,736	2,494
Total trade and other payables	8,192	6,888	3,830

The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.	Lease liability

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Lease liability	341	287	-
Total lease liability	341	287	-

In 2020 the lease liability recognized on the face of the balance sheet comprises of the Group’s London office and New York office (terminating May 2021).  The repayment of the principal portion of these lease liabilities for the year-ending December 31, 2020 was £450k (2019: £nil; 2018: £nil).

There are 2 short leases relating to the Buch, Germany operation not included in the lease liability above.  One is a 3-month rolling lease ending to March 2021 and the other is a 6-month rolling lease to April 2021, both automatically renew unless cancellation notice is given.

22.	Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, Takeda and AstraZeneca plc Research collaborations.

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Contract liabilities:
Current	17,042	2,478	-
Non-current	51,337	15,515	-
Total contract liabilities	68,379	17,993	-

	Current	Non-current	Total
	£000s	£000s	£000s
Contract liabilities:
At January 1, 2020	2,478	15,515	17,993
Additions during year	19,779	35,822	55,601
Revenue unwound during year - from 2019	(1,048)	-	(1,048)
Revenue unwound during year - from current year	(4,167)	-	(4,167)
At December 31, 2020	17,042	51,337	68,379

23.	Deferred tax

The following are the major deferred tax liabilities and assets in respect of trading losses recognized by the Group and Company:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Deferred tax liability in respect of intangible assets	25	24	13
Deferred tax assets	(25)	(24)	(13)
Total deferred tax position	-	-	-

The company has recognized deferred tax assets of £25k to offset its deferred tax liability resulting from acquired intangible assets.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Due to the uncertainty of future profits, a deferred tax asset in respect of trading losses was not recognized at December 31, 2020 (2019: nil; 2018: £nil).

The Group has the following unrecognized deferred tax assets as at December 31, 2020:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trading losses	31,426	20,214	24,398
Share based payments	3,443	2,024	167
Capital losses	1,496	2,874	1,302
Total unrecognized deferred tax asset	36,365	25,112	25,867

Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilise losses. Due to the uncertainty of future capital gains, a deferred tax asset in respect of capital losses was not recognized at December 31, 2020 (2019: nil; 2018: £nil).

24.	Share capital

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Authorised, allotted, called up and fully paid ordinary shares, par value £0.05	4,165	3,919	3,554

	Number	Number	Number
Number of shares in issue	83,306,259	78,370,265	71,069,933

 The Group has only one class of share. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of the shares issued during the current and previous year are as follows:

Number of shares in issue at January 1, 2018	69,991,624
Shares issued during the year	-
Options exercised at £0.25	1,000,000
Options exercised at £1.17	30,000
Options exercised at £1.15	48,309
Number of shares in issue at December 31, 2018	71,069,933
Shares issued during the year	5,062,167
Options exercised at £0.05	581,101
Options exercised at £0.25	728,078
Options exercised at £1.00	40,000
Options exercised at £1.06	23,986
Options exercised at £1.10	200,000
Options exercised at £1.12	5,000
Options exercised at £1.17	500,000
Options exercised at £1.25	160,000
Number of shares in issue at December 31, 2019	78,370,265
Shares issued during the year	4,276,580
Options exercised at £0.05	496,666
Options exercised at £0.85	56,470
Options exercised at £1.00	60,000
Options exercised at £1.90	46,278
Number of shares in issue at December 31, 2020	83,306,259

At December 31, 2020, there were options outstanding over 6,756,594 (2019: 4,302,617 ; 2018: 4,718,302) unissued ordinary shares.

Details of the options outstanding are as follows:

Year of issue	Exercise price (£)	At January 1, 2020	Options granted	Options forfeited	Options expired	Options exercised	At December 31, 2020	Expiry date
2013	1.06	10,000					10,000	15/07/2023
2014	1.06	12,000					12,000	16/06/2024
2014	1.06	9,000					9,000	31/01/2021
2015	1.06	10,000					10,000	06/07/2025
2015	1.06	6,000					6,000	16/11/2025
2016	1.63	10,736					10,736	05/01/2026
2016	1.28	13,672					13,672	04/04/2026
2016	0.05	480,000				(480,000)	-	06/01/2021
2016	1.12	8,839					8,839	23/05/2026
2016	1.04	16,968					16,968	02/07/2026
2016	1.00	60,000				(60,000)	-	07/06/2020
2016	1.06	10,000					10,000	01/09/2026
2017	0.85	56,470				(56,470)	-	18/04/2027
2017	0.94	27,500					27,500	03/07/2027
2017	1.47	24,000					24,000	18/09/2027
2017	2.05	50,000					50,000	13/11/2027
2017	1.99	70,000					70,000	01/12/2027
2018	0.05	148,458		(7,760)			140,698	01/02/2028
2018	0.05	19,000					19,000	22/07/2028
2018	0.05	8,200					8,200	12/08/2028
2018	0.05	19,000					19,000	02/09/2028
2018	0.05	22,068					22,068	30/09/2028

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2018	0.05	23,625		(23,625)			-	15/01/2020
2018	0.05	14,800					14,800	14/10/2028
2019	0.05	9,075					9,075	02/01/2029
2019	0.05	10,206					10,206	13/01/2029
2019	0.05	100,000					100,000	16/04/2029
2019	0.05	200,000					200,000	02/06/2029
2019	0.05	30,000					30,000	03/09/2029
2019	0.05	150,000					150,000	30/09/2029
2019	0.05	23,000					23,000	03/11/2029
2019	0.05 - 1.90	2,650,000				(62,944)	2,587,056	06/10/2029
2020	0.05	-	47,407				47,407	23/02/2030
2020	0.05	-	10,000				10,000	30/01/2030
2020	0.05	-	5,500				5,500	09/03/2030
2020	0.05	-	13,000				13,000	29/03/2030
2020	0.05	-	9,000				9,000	02/03/2023
2020	1.90 - 4.07	-	360,000				360,000	15/03/2024
2020	0.05	-	16,200				16,200	30/04/2030
2020	0.05	-	32,600				32,600	10/05/2030
2020	0.05 - 4.40	-	500,000				500,000	20/05/2030
2020	0.05	-	13,000				13,000	25/05/2030
2020	0.05	-	19,000				19,000	31/05/2030
2020	0.05	-	8,740	(8,740)			-	30/06/2020
2020	0.05	-	42,800				42,800	14/06/2030
2020	0.05	-	20,000				20,000	30/06/2030
2020	0.05	-	16,000				16,000	19/07/2030
2020	0.05	-	12,400	(12,400)			-	23/10/2020
2020	0.05	-	23,600				23,600	12/07/2030
2020	0.05	-	10,340				10,340	19/07/2030
2020	0.05	-	72,000				72,000	05/07/2023
2020	0.05	-	44,000				44,000	02/08/2023
2020	0.05	-	11,500				11,500	02/08/2030
2020	0.05 - 4.68	-	1,813,000				1,813,000	14/09/2030
2020	0.05	-	18,000				18,000	05/10/2030
2020	0.05	-	9,600				9,600	07/09/2030
2020	0.05	-	10,400				10,400	03/11/2030
2020	0.05 - 4.37	-	15,119				15,119	01/10/2030
2020	4.16	-	1,250				1,250	05/10/2030
2020	3.45	-	3,710				3,710	02/11/2030
2020	4.41		4,308				4,308	09/11/2030
2020	4.55		1,846				1,846	16/11/2030
2020	4.26		1,596				1,596	23/11/2030
Total		4,302,617	3,165,916	(52,525)	-	(659,414)	6,756,594

The market price of Company shares at the year-end was 514 pence (2019: 350 pence ; 2018: 52.3 pence). During the year the minimum and maximum prices were 304.0 pence and 515.0 pence, respectively (2019: 41.0 pence and 610.0 pence ; 2018: 51.0 pence and 206.0 pence).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.	Equity-settled share-based payments

The Group has issued share options under the 2018 Long Term Incentive Plan (LTIP), 2018 Non-Employee Long Term Inventive Plan (Non-Employee LTIP), and individual share option contracts, open to all employees of the Group, as well as EMI shares (none of which remain outstanding at December 31, 2020). Under the LTIP, Non-Employee LTIP, individual contracts and schemes available, the options typically vest after 3 years, with the exception of some options granted to certain members of key management personnel. The vesting period for these options ranges from 3 to 33 months.. The options usually lapse after one year following the employee leaving the Group.

	2020		2019		2018
	Number of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price
	000s	Pence	000s	Pence	000s	Pence
Options
Outstanding at the beginning of the year	4,302,617	102.46	4,718,302	70.17	6,101,764	82.68
Granted during the year	3,165,916	351.90	4,722,281	129.40	1,036,523	0.05
Lapsed or forfeited during the year	(52,525)	5.00	(2,899,801)	105.32	(1,341,676)	109.78
Exercised during the year	(659,414)	33.48	(2,238,165)	57.51	(1,078,309)	31.59
Outstanding at the year-end	6,756,594	226.83	4,302,617	102.46	4,718,302	70.17
Exercisable at the year-end	1,079,609	151.33	647,215	31.96	2,689,300	81.60

The options outstanding at the year-end have a weighted average remaining contractual life of 7.4 years (2019: 7.2 years; 2018: 5.5 years). The weighted average share price at the time of exercise during the year was 435.19 pence (2019: 126.24 pence; 2018: 141.16 pence).

The Group granted 3,165,916 options during the year (2019: 4,722,281; 2018: 1,036,523). The fair value of options granted were calculated using a Binomial or Monte Carlo model and inputs into the model were as follows:

Inputs and assumptions for options granted in the year	2020	2019	2018
Weighted average fair value at grant (pence)	324.0	118.6	147.1
Weighted average share price (pence)	461.0	175.9	171.7
Weight average hurdle price (pence)	90.0	218.6	187.1
Weighted average exercise price (pence)	352.0	129.4	5.0
Option life (years)	10.0	10.0	10.0
Expected volatility	70%-72%	50%-72%	48%-51%
Risk free rate	0.19%-0.44%	0.41%-1.32%	1.37%-1.62%
Expected dividend yield	nil	nil	nil

The Group recognised total charges of £4,395k (2019: £584k; 2018: 681k) related to equity settled share-based payment transactions during the year.

Fair value of the grants has been calculated using volatility assumptions between 70.7% and 72%, based on the three year historical volatility as at the respective date of grant.

The Group does not bear any responsibility to settle any employee tax obligations that arise on the exercise of share options. The estimated employer tax obligation on outstanding options at the year-end was £491k (2019: £711k).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

26.	Capital reserves

The capital redemption reserve was created in 2012 following the reduction of nominal share capital to 0.1p per share. It is required under Section 733 of the Companies Act 2006, held to maintain the capital of the Company when shares are bought back and subsequently cancelled without court approval.

Due to the size of the deficit on the accumulated losses account, the Company has no distributable reserves.

The share premium account reflects the premium to nominal value paid on issuing shares less costs related to the issue. The merger reserve was created on issuance of shares relating to the acquisition of Silence Therapeutics GmbH.

The share-based payments reserve reflects the cost to issue share-based compensation, primarily employee share options.

	Share Premium account	Merger reserve	Share-based Payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2018	132,955	22,248	2,818	5,194	163,215
Shares issued	287	-	681	-	968
On options in issue during the year	-	-	(297)	-	(297)
On options exercised during the year	-	-	(765)	-	(765)
Movement in the year	287	-	(381)	-	(94)
At December 31, 2018	133,242	22,248	2,437	5,194	163,121
Shares issued	3,767	-	-	-	3,767
On options in issue during the year	1,141	-	584	-	1,725
On options exercised during the year	-	-	(1,370)	-	(1,370)
Movement in the year	4,908	-	(786)	-	4,122
At December 31, 2019	138,150	22,248	1,651	5,194	167,243
Shares issued	15,396	-	-	-	15,396
On options in issue during the year	-	-	4,395	-	4,395
On options exercised during the year	188	-	(331)	-	(143)
Movement in the year	15,584	-	4,064	-	19,648
At December 31, 2020	153,734	22,248	5,715	5,194	186,891

27.	Capital commitments and contingent liabilities

There were no capital commitments at December 31, 2020 (2019: nil; 2018: nil).

28.	Commitments under short leases

At December 31, 2020, the Group had a gross commitment on its office rental and service charge at Robert-Rössle-Strasse 10, 13125 Berlin equal to £100k (2019: £100k; 2018:£100k) in the next year. No amounts are payable after more than one year.

In addition, the Group enters into contracts in the normal course of business with contract research organisations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the disclosure above.

29.Financial instruments and risk management

The Group’s financial instruments comprise primarily cash and other financial assets and various items such as receivables and trade payables which arise directly from its operations. The main purpose of these financial

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

instruments is to provide working capital for the Group’s operations. The Group assesses counterparty risk on a regular basis. Board approval is required for adoption of any new financial instrument or counterparty. The primary focus of the treasury function is preservation of capital.

The Directors consider that the carrying amount of these financial instruments approximates to their fair value.

Financial assets by category

The categories of financial assets included in the balance sheet and the heading in which they are included are as follows. The measurement of financial assets is at amortised cost unless otherwise stated:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trade receivables	29,306	4	-
Cash and cash equivalents	27,449	13,515	21,494
Term deposits	10,000	20,000	5,000
Derivative financial instruments held at fair value	1,492	-	-
Other current assets at amortized cost	-	1	43
Non-current financial assets at amortized cost	303	275	275
	68,550	33,795	26,812

Financial liabilities by category

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trade and other payables	7,085	6,526	3,641
Lease liability	341	287	-
	7,426	6,813	3,641

All amounts are short-term.

Credit quality of financial assets (loans and receivables)

The maximum exposure to credit risk at the reporting date by class of financial asset was:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Trade receivables	29,306	4	-
Financial assets at amortized cost – non-current	303	275	275
Financial assets at amortized cost – current	-	1	43
	29,609	280	318

Cash and cash equivalents and term deposits are not considered to be exposed to credit risk due to the fact they sit with banks with top credit ratings. The Group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be unlikely.

The Group continually monitors the creditworthiness its customers and at the reporting date, no financial assets are credit impaired.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Capital management

The Group considers its capital to be equal to the sum of its total equity. The Group monitors its capital using a number of measures including cash flow projections, working capital ratios, the cost to achieve pre-clinical and clinical milestones and potential revenue from existing partnerships and ongoing licensing activities. The Group’s objective when managing its capital is to ensure it obtains sufficient funding for continuing as a going concern. The Group funds its capital requirements through the issue of new shares to investors, milestone and research support payments received from existing licensing partners and potential new licensees.

Interest rate risk

The nature of the Group’s activities and the basis of funding are such that the Group has significant liquid resources. The Group uses these resources to meet the cost of future research and development activities. Consequently, it seeks to minimize risk in the holding of its bank deposits while maintaining a reasonable rate of interest. The Group is not financially dependent on the income earned on these resources and therefore the risk of interest rate fluctuations is not significant to the business. Nonetheless, the Directors take steps to secure rates of interest which generate a return for the Group.

Credit and liquidity risk

Credit risk is managed on a Group basis. Funds are deposited with financial institutions with a credit rating equivalent to, or above, the main UK clearing banks. The Group’s liquid resources are invested having regard to the timing of payments to be made in the ordinary course of the Group’s activities. All financial liabilities are payable in the short term (between zero and three months) and the Group maintains adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due.

The Group only enters into collaboration agreements with large, reputable companies and the creditworthiness of customers is monitored on an ongoing basis.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Expected loss rates are based on payment profiles of past receivables and the aging profiles of outstanding balances at the reporting period end date. At the year-end there were no debts that were past due. It was therefore concluded on this basis that there were no expected credit losses for the trade receivable.

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery includes, but is not limited to, a failure to engage in a repayment plan with the Group.

Currency risk

The Group operates in a global market with revenue possibly arising in a number of different currencies, principally in US dollars, sterling or euros. The majority of the operating costs are incurred in euros with the rest predominantly in sterling. Additionally, to a lesser extent, a number of operating costs are incurred in US dollars. The Group makes use of forward contracts to reduce its exposure to foreign currency risk where the existence, timing and quantum of future cash inflows can be accurately predicted.

Financial assets and liabilities denominated in euros and translated into sterling at the closing rate were:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Financial assets	467	2,032	1,481
Financial liabilities	(1,190)	(2,672)	(1,043)
Net financial (liabilities)/assets	(723)	(640)	438

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets and liabilities denominated in US dollars and translated into sterling at the closing rate were:

	December 31,
	2020	2019	2018
	£000s	£000s	£000s
Financial assets	29,427	1,691	711
Financial liabilities	(2,123)	(94)	(86)
Net financial (liabilities)/assets	27,304	1,597	625

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regard to the exchange rate for sterling against the euro.

During the year sterling rose by 6% against the euro. The table shows the impact of an additional weakening or strengthening of sterling against the euro by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2020
Group result for the year	(32,547)	(29,056)	(37,784)
Euro denominated net financial liabilities	(724)	(603)	(904)
Total equity at December 31, 2020	9,059	9,180	8,878

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2019
Group result for the year	(19,582)	(18,645)	(21,257)
Euro denominated net financial liabilities	(640)	(533)	(800)
Total equity at December 31, 2019	20,909	18,879	23,995

2018
Group result for the year	(18,411)	(17,259)	(20,140)
Euro denominated net financial liabilities	438	364	546
Total equity at December 31, 2018	35,055	32,667	38,637

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regards to the exchange rate for sterling against the US dollar.

During the year sterling rose by 4% against the US dollar. The table shows the impact of an additional weakening or strengthening of sterling against the US dollar by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2020
Group result for the year	(32,547)	(31,283)	(34,442)
U.S. dollar denominated net financial assets	27,304	22,753	34,130
Total equity at December 31, 2020	9,059	4,508	15,885

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2019
Group result for the year	(19,582)	(19,337)	(19,950)
U.S. dollar denominated net financial assets	1,597	1,330	1,996
Total equity at December 31, 2019	20,909	20,643	21,308

2018
Group result for the year	(18,411)	(18,203)	(18,723)
U.S. dollar denominated net financial assets	625	522	782
Total equity at December 31, 2019	35,055	34,951	35,211

30.Notes to the cash flow statement

Changes in liabilities arising from financing activities

	January 1, 2020	Cash flows from financing activities : Repayments	Non-cash flows: New lease liabilities	December31, 2020
	£000s	£000s	£000s	£000s
Lease liabilities	287	(402)	456	341
Total liabilities from financing activities	287	(402)	456	341

31.Related party transactions

During the year the Group paid £75k (2019: £9k; 2018: £nil) to Gladstone Partners Limited, a company controlled by Director Iain Ross. The balance owed at the year-end was £nil (2019: £27k; 2018: £nil).

Key management are considered to be Directors of the Group.

32. Post Balance Sheet Events

On February 5, 2021 Silence Therapeutics plc announced an oversubscribed private placement of 2,022,218 of the Company's American Depositary Shares ("ADSs"), each representing three ordinary shares of 5 pence each in the capital of the Company ("Ordinary Shares"), at a price of US $22.50 per ADS, with new and existing institutional and accredited investors (the "Private Placement").  The aggregate gross proceeds of the Private Placement were approximately US $45 million (approximately £33 million) before deducting placement agent fees and other expenses. The offering closed on February 9, 2021.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33.Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, the address of the registered offices and effective percentages of equity owned as at December 31, 2020 are disclosed below.

All subsidiaries are wholly owned

Name	Place of incorporation and operation	Registered Address	Principal technology area	Proportion of ownership interest
Silence Therapeutics GmbH	Germany	Robert-Rössle-Strasse 10, 13125 Berlin, Germany	RNA therapeutics	100%
Silence Therapeutics (London) Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Innopeg Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Silence Therapeutics Inc.	USA	434 West 33rd Street, Office 814, New York, NY 10001	RNA therapeutics	100%