Form 20-F/A
period 2020-12-31
Silence Therapeutics plc
filed 2021-04-29
CIK 1479615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

EXPLANATORY NOTE:

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, originally filed with the Securities and Exchange Commission on March 30, 2021 (the "2020 Form 20-F”), is being filed solely for the purposes of: (1) amending the Major Shareholders table on page 100 of the 2020 Form 20-F; and (2) adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2020 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2020 Form 20-F, or reflect any events that have occurred after the 2020 Form 20-F was originally filed.

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

ITEM 4: INFORMATION ON THE COMPANY

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2021 by:

•	each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group; and

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

Name of Beneficial Owner	Number of Ordinary Shares	Percentage
5% or Greater Shareholders:
Richard Griffiths	20,918,948	23.4%
Robert Keith	12,287,924	13.7%
Compagnie Odier SCA(1)	10,717,182	12.9%
Robert Quested	7,620,279	8.5%
Mallinckrodt plc and affiliated entities (2)	5,062,167	5.6%
Executive Officers and Directors:
Mark Rothera	17,100	*
Iain Ross (3)	316,617	*
Giles Campion, M.D. (4)	243,277	*
Craig Tooman	–	–
James Ede-Golightly	3,000	*
Alistair Gray	9,903	*
Dave Lemus	6,876	*
Steven Romano, M.D.	14,500	*
Michael Davidson, M.D.	–	–
All current directors and executive officers as a group (9 persons)	611,273	*

*	Represents beneficial ownership of less than one percent.
(1)

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

(2)

Shares are held of record by Cache Holdings, Limited, a wholly owned subsidiary of Mallinckrodt plc. The address of Cache Holdings, Limited is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(3)	Consists of 54,443 ordinary shares held and 262,174 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2021.
(4)	Consists of 14,945 ordinary shares held and 228,332 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of December March 1, 2021.

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

B. Memorandum and Articles of Association.

A copy of our Articles of Association is set forth in Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.

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

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2020, our disclosure controls and procedures were not effective due to a material weakness (see Part I, Section 3, Risks Related to Our ADSs and Shares and Our Nasdaq FPI Listing).

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

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 19: EXHIBITS

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished Herewith

1.1	Amended and Restated Articles of Association	F-1	333-248203	3.1	8/20/2020
2.1	Deposit Agreement, by and among the registrant and The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 4, 2020	F-1	333-254021	4.1	3/8/2021
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-254021	4.2	3/8/2021
2.3*	Description of Share Capital and Articles of Association
2.4*	Description of American Depositary Shares
4.1#	Silence Therapeutics plc 2018 Long-Term Incentive Plan	F-1	333-248203	10.1	8/20/2020
4.2#	Silence Therapeutics plc 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.2	8/20/2020
4.3#	Employee U.S. Sub-Plan under the 2018 Employee Long-Term Incentive Plan	F-1	333-248203	10.3	8/20/2020
4.4#	Non-Employee U.S. Sub-Plan under the 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.4	8/20/2020
4.5†+	License and Collaboration Agreement, by and between the registrant and Mallinckrodt Pharma IP Trading DAC, dated July 18, 2019	F-1	333-248203	10.5	8/20/2020
4.6†+	Research Collaboration, Option and License Agreement, by and between the registrant and AstraZeneca AB, dated March 24, 2020	F-1	333-248203	10.6	8/20/2020
4.7	Form of Deed of Indemnity between the registrant and its directors	F-1	333-248203	10.7	8/20/2020
4.8	Form of Deed of Indemnity between the registrant and its executive officers	F-1	333-248203	10.8	8/20/2020
8.1	Subsidiaries of the Registrant	F-1	333-248203	21.1	8/20/2020
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					X
13.1	Section 1350 Certification of Chief Executive Officer					X
13.2	Section 1350 Certification of Chief Financial Officer					X
23.1*	Consent of PricewaterhouseCoopers LLP
101. INS	XBRL Instance Document.
101. SCH	XBRL Taxonomy Extension Schema Document.
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101. DEF	XBRL Taxonomy Extension Definition Document.

*	Previously filed.
#	Indicates management contract or compensatory plan.
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

SILENCE THERAPEUTICS PLC
		By:	/s/ Mark Rothera
		Name:	Mark Rothera
Date:	April 29, 2021	Title:	Chief Executive Officer

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