Form 20-F
period 2021-12-31
Silence Therapeutics plc
filed 2022-03-17
CIK 1479615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Craig Tooman

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

Ordinary shares, nominal value £0.05 per share: 89,784,720 as of December 31, 2021

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in pounds sterling and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements included in this report were prepared in accordance with generally accepted accounting principles in the United States. All references in this report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Except with respect to U.S. dollar amounts presented as contractual terms or otherwise indicated, all amounts presented in this report in U.S. dollars have been translated from pounds sterling solely for convenience at an assumed exchange rate of $1.35 per £1.00, based on the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021. We make no representation that any pounds sterling or U.S. dollar amounts referred to in this Annual Report could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, or at all. These translations should not be considered representations that any such amounts have been, could have been or could be converted from pounds sterling into U.S. dollars at that or any other exchange rate as of that or any other date.

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

•	our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements through early 2023; and
•	regulatory developments in the United States, United Kingdom, European Union, or EU, and other jurisdictions.

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

Reserved.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Investing in American Depositary Shares representing our ordinary shares, or ADS, involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report, including our consolidated financial statements and the related notes, before investing in the ADSs. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

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

•

We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies compete with us for limited manufacturing supplies, or for animals critical for preclinical testing, or otherwise develop drugs more rapidly than we do or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.

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
•

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

•	The Ukraine/Russia War could adversely affect our operations, including increases in the prices of the supplies used in our business, supply chain interruptions and increased cybersecurity risks.
•

The ongoing COVID-19 pandemic could adversely affect our operations, including at our clinical trial sites, as well as the business or operations of our contract research organizations, or CROs, and other third parties with whom we conduct business.

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

We have incurred losses in each year since our inception. Our net losses were £39.2 million for the year ended December 31, 2021, £32.5 million for the year ended December 31, 2020 and £19.6 million for the year ended December 31, 2019. We have devoted most of our financial resources to research and development, including our preclinical and clinical development activities.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, although these losses may fluctuate significantly between periods. We anticipate that our expenses will increase substantially as we continue the research, preclinical and clinical development of our product candidates, both independently and under our collaboration agreements with third parties. We would also incur additional expenses in connection with seeking marketing approvals for any product candidates that successfully complete clinical trials, if any, and establishing a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval. We will also need to maintain, expand and protect our intellectual property portfolio, hire additional personnel, and create additional infrastructure to support our operations and our product development and planned future commercialization efforts. We expect that all of these additional expenses will cause our total expenses to substantially exceed our revenue over the near term, resulting in continuing operating losses and increasing accumulated deficits.

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

•	maintaining, expanding and protecting our intellectual property portfolio; and
•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase if we were required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the U.K. Medicines and Healthcare products Regulatory Agency, or MHRA, or other regulatory agencies to perform studies and trials in addition to those that we currently anticipate.

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

We have concentrated our therapeutic product research and development efforts on siRNA technology, and our future success depends on the successful development of this technology and products based on our siRNA product platform. Although the FDA has approved four siRNA treatments for marketing in the United States since 2018, no assurance can be given that the FDA will approve any other siRNA treatments such as ours.

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

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborators may have additional termination rights for convenience with respect to the collaboration or a particular program under the collaboration, under certain circumstances. For example, our collaboration agreement with Mallinckrodt, for an exclusive worldwide license for SLN501 (SLN500 program candidate) and additional complement-target products, and our collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, may be terminated by Mallinckrodt and AstraZeneca, respectively, at any time upon prior written notice to us. If we were to lose a commercialization collaborator, we would have to attract a new collaborator or develop expanded sales, distribution and marketing capabilities internally, which would require us to invest significant amounts of financial and management resources.

We rely on third-party manufacturers to produce our preclinical, clinical product candidates and certain starting material components, and we intend to rely on third parties to produce future clinical supplies of product candidates that we advance into clinical trials and commercial supplies of any approved product candidates.

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

We face risks inherent in relying on contract manufacturing organizations, or CMOs, as any disruption, such as a fire, natural hazards, pandemic, epidemic, war or outbreak of an infectious disease at a CMO could significantly interrupt our manufacturing capability. If necessary to avoid future disruption, we may have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.

Neither we nor any strategic collaborator can commercialize a product until the appropriate regulatory authorities, such as the FDA, EMA or MHRA, have reviewed and approved the product candidate. The regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, or similar foreign governmental institution, recommends restrictions or conditions on approval or recommends non-approval. In addition, we or a strategic collaborator may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States and the European Union, the FDA and the EMA may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved new drug application, or NDA, in the United States, or a marketing authorization, or MA, in the European Union is obligated to monitor and report adverse events, or AEs, or adverse reactions and any failure of a product to meet the specifications in the NDA, or MA. The holder of an approved NDA or MA must also submit new or supplemental applications and obtain regulatory approval in order to make certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with the relevant regulatory rules and, in the United States and in some EU Member States, are subject to FDA review or national regulatory review, in addition to other potentially applicable federal and state laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees or may require manufacturing and import authorizations, or MIAs in the European Union, and continual review and periodic inspections by regulatory authorities for compliance with current good manufacturing practices, or cGMP, and adherence to commitments made in the NDA or MA. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, adverse reactions, or product quality issues, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions such as:

•	issuing a warning letter or untitled letter asserting that we are in violation of the law;
•	seeking an injunction or imposing civil or criminal penalties or monetary fines;
•	suspending or withdrawing regulatory approval;
•	suspending any ongoing clinical trials;
•	refusing to approve a pending NDA or MA or supplements to an NDA or MA submitted by us;
•	seizing product; or
•	refusing to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our future products and generate revenues.

Even if we obtain and maintain approval for our product candidates in one jurisdiction, we may never obtain approval for our product candidates with other regulatory authorities in other jurisdictions. Sales of our product candidates outside of the United States and the European Union will be subject to foreign regulatory requirements governing clinical trials and marketing approval and continual regulatory review. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products.

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

In the United States, orphan drug designation recipients can take advantage of special incentives provided by the FDA such as (i) potential market exclusivity of the product for seven years, as the first sponsor (ii) tax credits for qualified clinical research for a designated orphan product and (iii) waiver of associated fees when submitting a marketing application to the FDA.

Similarly, in the European Union, orphan designation is intended to promote the development of medicinal products that are intended for (i) the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union, or that are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales in Europe would be sufficient to justify the necessary investment, and (ii) there exists no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorized in Europe or, if such method exists, that the medicinal product will be of significant benefit to those affected. In Europe, orphan designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor. European orphan medicines also benefit from ten years of market exclusivity, which precludes the EMA from approving another marketing application during this time period for a similar drug and for the same indication. This marketing exclusivity period can however, be reduced to six years if, at the time the marketing authorization is renewed after five years, a drug no longer meets the criteria for orphan designation or if the drug is sufficiently profitable, such that market exclusivity is no longer justified.

Our product candidate SLN124 has received orphan drug designation from the EMA for the treatment of beta-thalassemia and from the FDA for the treatment of beta-thalassemia, myelodysplastic syndrome, or MDS, and polycythemia vera, or PV. Even though we have these designations, the EMA will reassess eligibility for orphan exclusivity at the time of MA review and can remove orphan status if the drug no-longer meets the eligibility criteria, including the offering a significant benefit to those affected, at that time. Moreover, even if we obtain orphan drug exclusivity in the future for a product candidate for these or other indications, exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or EMA can subsequently approve a different or a similar drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the regulatory authority later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the regulatory authority from approving competing drugs for the same disease or condition containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same disease or condition as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity.

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

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigation strategy;
•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer.

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

Our business could be adversely affected by the effects of the COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in London and Berlin, where our European operations are focused and in New Jersey, where our U.S. operations are focused. Accordingly, we implemented work-from-home policies for all employees and continue to follow national, regional and local government guidance and rules in the jurisdictions in which we operate. The effects of executive orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

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

The extent to which the COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements, the effectiveness of any vaccine or treatment and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Although recent declines in the infection rate have been observed in several western European countries, including the United Kingdom, Germany, Spain, Italy and France, as well as some regions of North America, decisions on the part of states and countries to relax social distancing requirements, or widespread noncompliance with infection control precautions within a region, may result in local resurgence of COVID-19 infection. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

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

In addition to the competition we face from competing drugs in general, we also face competition from other companies working to develop novel drugs using technology that competes more directly with our own. We are aware of several other companies that are working to develop RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNA molecules as drugs. Others are following a gene therapy approach, with the goal of treating patients not with synthetic siRNAs but with synthetic, exogenously introduced genes designed to produce siRNA-like molecules within cells. Companies working on chemically synthesized siRNAs include, but are not limited to, Aligos Therapeutics, Alnylam Pharmaceuticals, Altamira Therapeutics, Amgen Inc., Arbutus Biopharma, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Atalanta Therapeutics, Avidity Biosciences, Dicerna Pharmaceuticals (now NovoNordisk), Dyne Therapeutics, e-Therapeutics, Genevant Sciences, Nanopeptide Biotechnology, Nitto Biopharma, OliX Pharmaceuticals, Quark Pharmaceuticals, Sirnaomics, and Suzhou Ribo Life Sciences. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing Pelacarsen (TQJ230), a single-stranded antisense oligonucleotide therapeutic directed against Lp(a). Arrowhead Pharmaceuticals partnered with Amgen is developing Olpasiran (AMG 890), a different siRNA directed against Lp(a). Dicerna Pharmaceuticals (now NovoNordisk) partnered with Eli Lilly is developing LY3819469, another siRNA directed against Lp(a). Eli Lilly is also developing an oral small molecule Lp(a) inhibitor LY3473329 with an undisclosed mechanism of action. We consider all four to be potentially competitive products. Abcentra is developing Orticumab, an antibody targeting oxidized LDL, which may reduce the pathogenicity of Lp(a) and is therefore also a potential competitor.

With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ Sapablursen, Vifor Pharma’s Vamifeport, Disc Medicine’s matriptase-2 inhibitor, Protagonist’s Rusfertide, Bluebird’s Lentiglobin (Zynteglo®), Vertex’s CTX-001, Imara’s Tovinontrine, Agios’ Mitapivat, Forma Therapeutics’ Etavopivat, Fulcrum Therapeutics’ FTX-6058, Hangzhou Zede’s CN-128, Phoenicia’s Benserazide, Roivant’s ARU-1801, AstraZeneca/Astellas’ Roxadustat, Geron’s Imetelstat, Apogenix’ Asunercept, Keros’ KER-050, MedPacto’s Vactosertib, Lixte’s LB-100, Syntrix’s SX-682, Hemavant/Eisai’s H3B-8800, Astex’s ASTX727, Italfarmaco’s Givinostat, Kartos Therapeutics’ KRT-232, and Imago Biosciences’ Bomedemstat. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to relevant cell and tissue types. Safe and effective means to deliver siRNAs to the relevant cell and tissue types may be developed by our competitors or other third parties in both the academic and corporate sectors, which could adversely affect our ability to successfully commercialize a competitive product. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

There has also been in the past, and there may again be in the future, instances of our competitors developing product candidates for the same gene targets or indications that we are targeting once they are revealed to the public, in which case we may lose a competitive advantage or market share. Our competitors may also attempt to appropriate our technologies, which may force us to enforce our intellectual property rights through legal action, which may be costly and time consuming and may or may not ultimately prove to be effective.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. Certain of our executive officers are “at will” employees and may terminate their employment with us at any time upon prior written notice. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous life sciences companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies and clinical trials may make it more challenging to recruit and retain qualified personnel.

The inability to recruit or loss of the services of any executive or key employee might impede the progress of our research, development and commercialization objectives.

We may need to expand our organization and may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2021 we had 105 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

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

In the European Union and the United Kingdom, the collection and use of personal data (including health data) is governed by the provisions of the EU and U.K. General Data Protection Regulations, or collectively, the GDPR. The GDPR applies to the processing of personal data (i) by businesses established in the European Union or the United Kingdom, regardless of whether the processing takes place in the European Union or the United Kingdom, or (ii) of individuals located in the European Union or the United Kingdom, by businesses established outside of the European Union or the United Kingdom, where they process personal data to (a) offer goods or services to individuals in the European Union or the United Kingdom, or (b) monitor their behavior, as it takes place in the European Union or the United Kingdom (i.e., carrying out clinical trial activities in the European Union or the United Kingdom).

The GDPR imposes data protection obligations on organizations processing personal data, including:

•	disclosures to individuals, about, among others, how their personal data are processed, and the legal basis for such processing,
•	limitations on the retention of personal data,

•	mandatory data breach notification requirements in certain circumstances,
•	data processing obligations on service providers who process personal data on behalf of other organizations,
•	additional conditions when processing “sensitive data” under the GDPR (which includes health and genetic data of individuals located in the European Union or the United Kingdom),
•	having security measures in place appropriate to the risk of processing, and
•	responding to individuals exercising their data subject rights under the GDPR (i.e., right of access, erasure, rectification, restriction, objection, and data portability).

The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area, or EEA, or United Kingdom to third countries, including the United States. In order to transfer personal data outside of the EEA/United Kingdom, businesses will need to rely on (i) an adequacy decision (i.e., a finding by the European Commission or the United Kingdom that the destination country offers an “adequate” level of data protection). (ii) an appropriate safeguard (e.g., Standard Contractual Clauses), or (iii) a derogation. Failure to comply with the requirements of the GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20,000,000, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to data supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. While we have taken steps to comply with the GDPR, and implementing legislation in applicable EU member states and the United Kingdom, including seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, adopting an international transfer mechanism, where applicable, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

Additionally, the United Kingdom has transposed the GDPR into U.K. domestic law by way of the U.K. GDPR, As a result, we are exposed to two parallel regimes, each of which with enforcement powers (for example, the power to impose fines up to the greater of either 4% of total global annual revenue, or €20,000,000 (for the European Union) or £16,806,000 (for the United Kingdom) for violations of the GDPR). Also, following the expiry of the post-Brexit transitional arrangements, the U.K. Information Commissioner’s Office is not able to be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the EU GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the U.K. Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

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

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. The Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the EU was agreed in December 2020.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the EU. For example, while Northern Ireland continues to be subject to EU pharmaceutical laws and is covered by centralized authorizations, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and a separate marketing authorization will be required to market our product candidates in Great Britain. It is currently unclear whether the MHRA is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, could make it more difficult for us to commercialize our product candidates in the European Union or in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the EU, there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Although the United Kingdom currently remains aligned with EU pharmaceutical laws, should the United Kingdom diverge from the European Union from a regulatory perspective in relation to medicinal products, additional non-tariff barriers could arise on such trade. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom.

It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union, and make travel and staff transfers between our United Kingdom and German offices more difficult, time-consuming and expensive than previously was the case.

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

There is a risk that disagreements over the application of a Protocol to the Trade and Cooperation Agreement to Northern Ireland may lead to the suspension of the Trade and Cooperation Agreement as a whole, or parts thereof. This may lead to new tariffs or non-tariff barriers applying to such trade in the future. The uncertainty concerning the United Kingdom’s long-term legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

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

If other EU member states pursue withdrawal from the European Union, barrier-free access between the United Kingdom and those EU member states or among countries within the current European Economic Area overall could be diminished or eliminated.

There may continue to be economic uncertainty surrounding the longer-term consequences of Brexit, which could adversely impact customer confidence resulting in customers reducing their spending budgets on our products, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

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

If the patent applications we hold and/or have out-licensed with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including Inter Partes Review, Post Grant Review, re-examination or opposition before the U.S. Patent and Trademark Office (USPTO) or European Patent Office (EPO) and by way of similar proceedings in certain other jurisdictions. For example, re-examination of, or oppositions to, patents owned by us have previously been initiated, and while we believe these concluded proceedings did not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop. Since patent applications in the United States and most other countries are confidential for a period of up to 18 months after filing, and some remain confidential until issued, we cannot be certain that we were the first to file any patent application related to a product candidate or a siRNA related technology or method. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States claiming the same subject matter, an administrative proceeding, known as a derivation proceeding (previously known as an interference), can be initiated to determine which applicant is entitled to the patent on that subject matter. Such administrative proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in substantial costs and distract our management and other employees.

In addition, patents have a limited lifespan. In the United States and many other countries and regions of the world including Europe, the natural expiration of a patent is generally 20 years after it is filed as a non-provisional patent application, or a PCT international patent application. Various extensions may be available, however, the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from generic medications. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although each of our Silence Therapeutics GmbH employees either has to assign their inventions to us under German Employee Invention Law, or agrees to assign their inventions to us through an employee inventions agreement, and all of our employees, consultants, advisers and any third parties who have access to our proprietary know-how, information or technology enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or confidential proprietary information, or independently develop substantially equivalent information and techniques. In addition, others may independently discover our trade secrets, proprietary know-how and information. For example, the FDA, as part of its transparency initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

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

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of our management, other employees and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including up to treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming, even if we ultimately prevail. For example, in 2017, we commenced patent infringement litigation against Alnylam Pharmaceuticals Inc., or Alnylam. In December 2018, we and Alnylam entered into a settlement and license agreement to settle the litigation, which was related to Alnylam’s RNAi product ONPATTRO. As part of the settlement, we now license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of its net sales of ONPATTRO in the European Union.

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

Our ADSs have been listed on Nasdaq since September 8, 2020. There can be no assurance that an active trading market for the ADSs will be sustained. The lack of an active trading market may also reduce the fair market value of the ADSs.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, factors that are expected to affect the market price of our securities include:

•	the commencement, enrollment or results of our planned and future clinical trials;
•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	the results of our efforts to discover, develop, acquire or in-license additional product candidates and technologies;
•	the loss of any of our key scientific or management personnel;
•	regulatory, legal or tax developments in the United States, United Kingdom, the European Union and other countries;
•	the success of competitive products or technologies;
•	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•	changes or developments in laws or regulations applicable to our product candidates or technologies;
•	changes to our relationships with collaborators, manufacturers or suppliers;
•	concerns regarding the safety of our product candidates;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions, financings, collaborations or other corporate transactions;
•	the trading volume of our ADSs on Nasdaq;
•	coordinated trading in our ordinary shares and/or ADSs by third parties, including market manipulation;
•	publication of information in the media, including online blogs and social media, about our company by third parties;

•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders;
•

general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, the United Kingdom, the European Union, and other countries, including impact of the Ukraine-Russia War and further global and regional impacts of the COVID-19 pandemic;

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

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s and key employees’ attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Future sales, or the possibility of future sales, of a substantial number of our ADSs or our ordinary shares could adversely affect the price of such securities.

Future sales of a substantial number of ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. If holders sell substantial amounts of ADSs on Nasdaq, or if the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs will be influenced by the research and reports that equity research analysts publish about us and our business. As a company admitted to trading on Nasdaq, our equity securities are currently subject to coverage by a number of analysts. However, we do not currently have and may never obtain broad research coverage by equity research analysts published in the United States. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 60% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of March 1, 2022. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

•	delaying, deferring, or preventing a change in control;
•	entrenching our management and/or the board of directors;
•	impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the current market price of our ordinary shares and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

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

We incur increased costs as a result of having our ADSs listed in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

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

We identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020 that have now been remediated. If we experience additional material weaknesses or deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our financial statements for the year ended December 31, 2020, we identified material weaknesses in our internal controls over our financial close and reporting process. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, the material weaknesses identified related to controls to address timely reconciliation and analysis of certain key accounts, including those related to revenue recognition and the recognition and accrual of research and development related expenses such as CRO and CMO activities. The material weaknesses arose because of insufficient business processes, related internal controls, and financial resources at the time to satisfy the additional accounting and financial reporting requirements required for a publicly US listed company.

As further described in Part II, Item 15 “Controls and Procedures,” we developed a detailed plan to address the material weaknesses and were successful in remediating them in the year ended December 31, 2021. However, there can be no assurance that we will not identify additional control deficiencies or material weaknesses in the future.

In addition, if we identify new material weaknesses in the future, if we are unable to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act, or Section 404, in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our financial statements, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage and/or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may increase the risk of holding ADSs and ordinary shares.

Our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the British pound sterling may result in differences between the value of our ADSs, as a result of fluctuations in the exchange rate between the U.S. dollar and the British pound sterling, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary, and the U.S. dollar equivalent of any cash dividends paid in British pounds sterling on ordinary shares represented by the ADSs, could also decline.

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

The depositary for our ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any U.K. stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, or withholding of taxes. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

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

Based on estimates of our income and assets, and certain assumptions with respect to the characterization of our assets as active or passive, we do not believe we were a PFIC for our taxable year ended December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled ‘‘Taxation—Material U.S. Federal Income Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of our ordinary shares, such United States person may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a United States person is treated as owning (directly, indirectly or constructively) 10% or more of our stock by vote or value, such U.S. holder will be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary, our non-U.S. subsidiaries and any non-U.S. subsidiaries we were to form or acquire in the future will be treated as controlled foreign corporations.

A United States shareholder of a controlled foreign corporation will be required to annually report and include in its U.S. federal taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporations, regardless of whether we make any distributions of such income. Special rules, however, apply to United States persons that are partnerships or other pass-through entities. Certain deductions and credits for foreign income taxes paid or accrued by the controlled foreign corporation may be allowed to a corporate United States shareholder, but will not be allowed to an individual United States shareholder. We cannot provide any assurance that we will furnish to any United States shareholder the information required to comply with the reporting and tax-paying obligations discussed applicable to a United States shareholder in respect of controlled foreign corporations. Failure to comply with such reporting obligations may subject a holder of our ordinary our ordinary shares that is a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to its U.S. federal income tax return for the year for which reporting was due from starting. Holders of our ordinary our ordinary shares that are United States persons should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary our ordinary shares.

We may be unable to use U.K. carryforward tax losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2021, we had cumulative carryforward tax losses of £152.6 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs. Under the SME scheme, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. From April 1, 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making

SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. We may also be restricted in our ability to claim payable research and development tax credits in the future if we become subject to the cap on available relief. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. As of December 31, 2021, we are the exclusive licensee or owner of 27 patent families with each family comprising several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business in the United Kingdom, Germany and the United States and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

The Takeover Code applies to an offer for a public company whose securities have been admitted to trading on a multilateral trading facility in the United Kingdom which includes AIM, at any time during the 10 years prior to the relevant date of an offer, provided that (i) the registered office of the company is in the United Kingdom and (ii) the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. The way in which the test for central management and control is applied for the purposes of the Takeover Code may be different from the way in which it is applied by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel looks to where the majority of the directors are resident, amongst other factors, for the purposes of determining where a company has its place of central management and control.

The Takeover Panel has confirmed that based on the current composition of our board, the Takeover Code will continue to apply to us. However, the Takeover Code could cease to apply if in the future if any changes to the board composition result in the majority of the directors not being resident in the United Kingdom, Channel Islands and Isle of Man. Our articles of association have been amended to include certain important protections which would apply in the event that the Takeover Code ceases to apply.

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

•

If after an announcement of a firm offer is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e. a target) at a price higher than the value of the offer, the offer must be increased accordingly.

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

•	All shareholders must be given the same information.
•	Those issuing documents in connection with a takeover must include statements taking responsibility for the contents thereof.
•	Profit forecasts quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•	Misleading, inaccurate or untrue statements made in documents or to the media must be publicly corrected immediately.
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

As an English company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company.

We were incorporated as a public limited company under the laws of England and Wales on November 18, 1994 under the name Stanford Rook Holdings plc with company number 2992058. In July 2005, we acquired Atugen AG, a company specializing in siRNA. On April 26, 2007, we changed our name to Silence Therapeutics plc. Our principal executive offices are located at 72 Hammersmith Road, London W14 8TH, United Kingdom and our telephone number is +44 (0)20-3457-6900. Our registered office address is 27 Eastcastle Street, London, W1W 8DH. Our ADSs have been listed on the Nasdaq Capital Market under the symbol “SLN” since September 2020. In June 2021, we moved our Nasdaq listing from the Nasdaq Capital Market tier to the Nasdaq Global Market tier. Our website address is www.silence-therapeutics.com. Our agent for service of process in the United States is Silence Therapeutics Inc., 221 River Street, Hoboken, New Jersey, 07030 USA.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 were £1.3 million, £0.5 million and £9 thousand, respectively. These capital expenditures consisted primarily of lab and computer equipment.

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

Our wholly owned clinical development programs include SLN360 designed to address the high and prevalent unmet need in reducing cardiovascular risk in people born with high Lipoprotein(a), or Lp(a), levels and SLN124 designed to address rare hematological conditions, including thalassemia, myelodysplastic syndrome, or MDS, and polycythemia vera, or PV. In February 2022, we reported positive topline data from the SLN360 phase 1 single-ascending dose study in 32 healthy adults with high Lp(a). In topline results from the study, SLN360 was not observed to exhibit any clinically important safety concerns, was well tolerated, and was observed to significantly lower Lp(a) in a dose dependent manner up to 98% with reductions of up to 81% persisting at 150 days. Full results will be presented in a late-breaking clinical abstract at the American College of Cardiology (ACC) on April 3, 2022. In January 2022, we started the multiple-ascending dose portion of the SLN360 phase 1 study in patients with high Lp(a) that have a confirmed history of stable atherosclerotic cardiovascular disease (ASCVD). We plan to start a phase 2 ASCVD study in the second half of 2022, pending regulatory discussions. In May 2021, we reported positive data from the SLN124 phase 1 study in 24 healthy volunteers, which was the first clinical data from our mRNAi GOLD™ platform. Data from the study showed that SLN124 was effective in reducing plasma iron levels, had a strong safety profile and long duration of action. In April 2021, we started evaluating SLN124 in a phase 1 program which included two study arms, an arm in patients with non-transfusion dependent thalassemia and an arm in very-low and low-risk MDS. In March 2022, we completed enrollment in the thalassemia single-ascending dose study, which includes 24 patients, and we expect topline data from this study in the third quarter of 2022. In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term. The FDA granted SLN124 orphan drug designation for PV in February 2022, and we plan to start a phase 1 study in this indication in the second half of 2022.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca plc, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt and Hansoh Pharmaceutical Group Company Limited or Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. If we assume only one to two percent of the remaining genes are targetable, that is still another 140 – 280 new programs. Once in the clinic, early-stage GalNAC-conjugated RNAi programs have a much greater likelihood of approval compared to the pharma industry average.

To build a pipeline that balances risk, we have a two-pronged approach to target selection, focused on both new “first in class” targets with solid genetic evidence and “well validated” targets with best-in-class potential. We have a dedicated translational genomics team applying big data and machine learning to accelerate target selection. Through our proprietary and partnered mRNAi GOLD™ platform programs, we plan to file two to three INDs in 2023.

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

Our medicines are designed to harness this natural pathway to develop a new generation of therapeutics by designing tailored siRNA sequences that are able to bind through Watson-Crick base pairing to mRNAs that code for specific disease-associated genes, or genes that regulate them. Our siRNA molecules are administered by subcutaneous injection. Once administered, our siRNA molecules are taken up specifically by target liver cells or cleared from the body within hours. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can degrade thousands of targeted mRNAs due to the catalytic nature of the cell’s RNAi machinery. Because the catalytic activity of the RNAi pathway eventually fades, RNAi-mediated protein reduction is not permanent. In our preclinical studies, we have observed a durable, dose-dependent silencing effect with our product candidates, with the highest dose resulting in reductions of between 50% and 85% or more of the target protein level over the course of several weeks following subcutaneous injection. As a result of the interim phase 1 clinical data we have gathered, we believe that these observed results suggest that our product candidates could lead to similar results in humans. The graphic below shows the steps involved in the pairing of our siRNA molecules with the bases contained in the mRNA sequence for a particular target gene.

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

Our mRNAi GOLD™ platform uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted liver cells. We incorporate proprietary chemical modifications to enhance drug properties of our siRNA molecules, such as potency, stability and tissue distribution. We believe this approach results in a powerful modular technology that will be well-suited to tackle life-changing diseases. Particular siRNA molecules are designed to reduce the levels of a disease-associated protein directly, such as in the case of SLN360. In preclinical studies and our phase 1 single-ascending dose study, SLN360 was shown to directly reduce Lp(a) expression. Alternatively, in cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules are designed to increase the levels of the disease-associated protein by silencing the inhibitory protein, thereby relieving inhibition and indirectly increasing levels of the protein normally subject to inhibition. In preclinical studies and in a phase 1 study in healthy volunteers, SLN124 was shown to indirectly up-regulate hepcidin levels by reducing the expression of a specific gene, TMPRSS6, which normally inhibits the production of hepcidin. We will use this approach to address ‘iron loading’ anemia conditions in which hepcidin expression is typically low. Using these techniques, we believe we can design siRNA molecules to decrease high protein levels, and in some cases, to increase low protein levels, depending on the particular disease genes being targeted.

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

Our Pipeline

Our pipeline is centered around our liver-targeting mRNAi GOLD™ platform and consists of a diversified set of therapeutic areas, including hematology, cardiovascular disease and rare diseases.

*Silence retains exclusive rights to this program outside of the China region, which includes Hong Kong, Macau and Taiwan.

We also previously out-licensed certain intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting. The resulting product candidate, which was referred to as QPI-1002, failed to meet the primary endpoints in a phase 3 study in AKI and the study was terminated in February 2021. There is no active ongoing development of the QPI-1002 product candidate.

Our siRNA Product Candidates

SLN360

Overview

SLN360 is a siRNA molecule designed for the treatment of cardiovascular disease associated with elevated Lp(a), a lipoprotein in the blood. Available human data validate Lp(a) as an independent risk factor increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction and ischemic stroke. SLN360 has the potential to reduce these diseases by specifically binding to and inducing RNAi-mediated degradation of the mRNAs made from LPA, the gene that encodes apolipoprotein(a), a protein specifically found in Lp(a). SLN360’s mode of action creates an opportunity to develop this product candidate for several indications for which Lp(a) has been shown to be a causal, independent risk factor.

We believe SLN360 could be beneficial in addressing increased cardiovascular risk associated with raised levels of Lp(a) greater than 50mg/dL, which is considered to affect up to 20% of the world’s population. The incidence of elevated Lp(a) is thought to be higher in people with established cardiovascular disease and calcific aortic valvular stenosis. Additionally, elevated Lp(a) concentrations are associated with an increased risk of myocardial infarction and ischemic stroke, particularly in stroke patients 55 years of age and younger. There is a genetic link between plasma Lp(a) level and cardiovascular risk. Mutations that genetically cause elevated Lp(a) levels have been linked with increases in myocardial infarction, ischemic stroke, carotid stenosis, peripheral arterial disease (including femoral artery stenosis), abdominal aortic aneurysm, obstructed coronary vessels (i.e. coronary atherosclerotic burden), earlier onset of coronary artery disease, cardiovascular and all-cause mortality, increased risk of heart failure and reduced longevity. Importantly, these causal relationships are independent of concentrations of other lipids and lipoproteins, including low-density lipoprotein, or LDL, and conventional cardiovascular disease risk factors. Conversely, a genetically determined decrease in Lp(a) has been associated with a 29% lower risk of coronary artery disease, 31% lower risk of peripheral vascular disease, 17% lower risk of heart failure, 13% lower risk of stroke and a 37% lower risk of aortic stenosis.

SLN360 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for fewer treatments, such as once monthly, every two months or less frequently. In our preclinical studies, SLN360 significantly reduced Lp(a) levels in healthy non-human primates. In topline results from our phase 1 single-ascending dose study of SLN360 in healthy volunteers with high Lp(a) (≥ 60 mg/dL or ≥ 150 nmol/L), SLN360 was not observed to exhibit any clinically important safety concerns, was well tolerated and was observed to significantly lower Lp(a) in a dose dependent manner up to 98% with reductions of up to 81% persisting at 150 days. We will present detailed results from the study in a late-breaking clinical abstract at the American College of Cardiology (ACC) on April 3, 2022. We are currently conducting longer term follow-up of the single-ascending dose cohorts to 365 days to further assess the duration of action and we expect data from this follow-up in the third quarter of 2022. In January 2022, we started the multiple-ascending dose portion of the SLN360 phase 1 study in patients with high Lp(a) that have a confirmed history of stable atherosclerotic cardiovascular disease (ASCVD). We plan to start a phase 2 ASCVD study in the second half of 2022, pending regulatory discussions. We are engaged in global partnership discussions for this program to ensure we are well positioned to scale up SLN360 development and future commercialization.

Disadvantages of existing treatment options

Lp(a) is not susceptible to lifestyle changes and there are no currently available pharmacological treatments that cause an appreciable reduction in Lp(a). The only existing treatment to reduce Lp(a) is apheresis, which involves the removal of blood plasma from the body by the withdrawal of blood, its separation into plasma and cells, and the reintroduction of the cells, used especially to remove antibodies in treating autoimmune diseases. This process can take between two and four hours and is performed every one to two weeks. Consequently, it is invasive and burdensome for patients, and it is only available at limited centers at a high cost. Apheresis is primarily used in Europe and it is not incorporated in the treatment guidelines in the United States.

There are currently no approved lipid-lowering agents specific to Lp(a). Several non-specific agents, largely targeting LDL cholesterol, have been observed to have only marginal or modest Lp(a) reductions, including ezetimibe (7%), niacin therapy (23%), cholesteryl ester transfer protein (CETP) inhibitors (25-40%), and antisense oligonucleotide-mediated inhibition of apo(b) by mipomersen (26%). Additionally, two monoclonal antibodies that inhibit proprotein convertase subtilisin/kexin type 9, or, PCSK9, have been observed to reduce Lp(a) levels by 20%-30%. However, randomization studies have suggested that to produce a clinically significant reduction in cardiovascular risk, a larger reduction in Lp(a) may be required, something that we believe may be achieved by targeted RNA-based approaches such as ours.

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

APOLLO Phase 1 Clinical Program

The APOLLO phase 1 clinical program is a global randomized, double-blind, placebo controlled single-ascending dose and multiple-ascending dose study to investigate the safety, tolerability, pharmacodynamic and pharmacokinetic response of SLN360 administered subcutaneously in up to 88 people total with high Lp(a) levels of approximately ≥ 60mg/dL or ≥ 150 nmol/L.

We initiated dosing in the single-ascending dose portion of the APOLLO study in February 2021 and completed patient enrollment in August 2021. In February 2022, we reported positive topline data in the single-ascending dose cohorts. The single-ascending dose study evaluated the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics of SLN360 at escalating doses in 32 adults with plasma concentrations at screening of Lp(a) ≥150 nmol/L (approximately ≥ 60 mg/dL) with no known cardiovascular disease. Individuals were randomly assigned to receive a single subcutaneous dose of SLN360 (30 mg, 100 mg, ≤ 300 mg or ≤ 600 mg) or placebo and were observed for up to 150 days. The primary safety objective was assessment of treatment-emergent adverse events. No clinically important safety concerns were identified. Low grade adverse events at the injection site were observed, most prominently at the highest dose. As expected, systemic exposures (PK) of SLN360 increased in a broadly dose-proportional manner. The key efficacy assessment was percent change from baseline in Lp(a). SLN360 reduced Lp(a) in a dose dependent manner from 46% up to a maximum of 98% with up to an 81% reduction persisting at 150 days. The study follow-up period in the single-ascending dose cohorts has been extended from 150 days to 365 days to further assess the duration of action and we expect data in the third quarter of 2022. Detailed results from the SLN360 phase 1 single-ascending dose study will be presented by principal investigator and Professor of Cardiovascular Medicine at the Cleveland Clinic, Steven E. Nissen, MD, at the American College of Cardiology (ACC) Annual Scientific Session & Expo on April 3, 2022.

In January 2022, we started the multiple-ascending dose portion of the SLN360 phase 1 study in patients with high Lp(a) that have a confirmed history of stable atherosclerotic cardiovascular disease, or ASCVD.

SLN124

Overview

SLN124 is an siRNA molecule designed to treat ineffective erythropoiesis, or the production of red blood cells, associated with iron overload disorders and with primary or secondary dysregulation of hepcidin synthesis. These constitute diseases associated with pathologically low hepcidin and diseases in which there is inadequate hepcidin response for the degree of iron loading, such as beta-thalassemia, MDS and PV. Left untreated, iron overload disorders cause damage to the heart, liver, pituitary gland, adrenal gland, testes, pancreas, ovaries and kidney and endocrine organs. Beta-thalassemia is often accompanied by the destruction of a large number of red blood cells, which causes the body’s spleen to enlarge and work harder than normal, potentially worsening the anemia. Beta-thalassemia is a rare disease, with an overall prevalence of 1 per 100,000 persons, rising in certain regions (such as Mediterranean Europe, Middle East and South East Asia) to 1 per 10,000 persons. Globally, there are over 60,000 new cases of beta-thalassemia each year, of which there are approximately 15,000 cases in the United States and the five major markets in Europe. MDS is defined as rare genetic disease, with an overall prevalence of less than 20 per 100,000 persons and impacts more than 100,000 people in Europe and the United States. PV is a chronic myeloproliferative neoplasm, where the body makes too many blood cells. This increases the thickness of the blood and can lead to an increased risk of thrombosis (blood clots). The disease often presents later in life (60-65 years) and affects approximately 44 per 100,000 persons in Europe and the United States. SLN124 has the potential to reduce systemic iron, prevent organ iron overload and normalise erythropoiesis. It does so by specifically binding to and inducing RNAi-mediated degradation of mRNAs made from the gene TMPRSS6, a negative regulator of hepcidin, which is the main hormone controlling iron homeostasis.

SLN124 is administered by subcutaneous injection and is anticipated to have a long duration of action, potentially allowing for once monthly treatments. The EMA granted orphan drug designation for SLN124 in January 2019 for the treatment of beta-thalassemia. In the United States, the FDA granted rare pediatric disease designation for SLN124 in March 2020 for the treatment of beta-thalassemia and granted orphan drug designation in April 2020 and July 2020 for the treatment of MDS and adult beta-thalassemia, respectively. In February 2022, the FDA granted orphan drug designation for SLN124 in PV.

In May 2021, we reported positive data from the SLN124 phase 1 study in 24 healthy volunteers, which was the first clinical data from our mRNAi GOLD™ platform. Data from the study showed that SLN124 was effective in reducing plasma iron levels, had a strong safety profile and a long duration of action. In March 2022, we completed enrollment in a phase 1 single-ascending dose study of SLN124 in patients with non-transfusion dependent thalassemia and expect topline data in the third quarter of 2022. We plan to start a phase 1 study of SLN124 in PV patients in the second half of 2022.

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

The primary treatment goal in PV is to reduce the risk of thrombotic events by reducing hematocrit (the number of blood cells in a given volume) to within target levels. The mainstay of treatment is therapeutic phlebotomy to reduce the number of blood cells by regularly removing blood from the patient. Phlebotomy results in erratic, suboptimal control of hematocrit, and regular phlebotomies can be burdensome to the patient. Patients over 60, or those with prior thrombotic events or additional cardiovascular risk factors are also treated with chemotherapy drugs (cytoreductive agents) to suppress blood cell production. The majority of these patients are treated with hydroxyurea, which is poorly tolerated and carries the risk of potential long term side effects. Patients who are resistant or intolerant to hydroxyurea may be treated with the JAK2 inhibitor ruxolitinib (Jakafi), which carries the risk of thrombocytopenia (low platelet count). Finally, some patients are treated with synthetic hepcidin mimetic dosed weekly by subcutaneous injection in clinical trials. In contrast to synthetic hepcidin mimetics, SLN124 elevates endogenous hepcidin produced and secreted by the liver, avoiding high local concentrations of hepcidin at the injection site. We believe the sustained duration of action will allow SLN124 to be dosed monthly, or less frequently, bringing additional value to patients.

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

GEMINI Phase 1 Clinical Trial

The GEMINI phase 1 study was a randomized, double-blind, placebo controlled, single-ascending dose study to investigate the safety, tolerability, PK and PD response of SLN124 (1.0, 3.0 and 4.5 mg/kg doses) administered subcutaneously in 24 healthy volunteers. In May 2021, we reported positive data from the SLN124 healthy volunteer study, which was the first clinical data from our mRNAi GOLD™ platform. In December 2021, we presented further clinical data from the study at the American Society of Hematology (ASH) Annual Meeting. Key outcomes included:

•	All 3 dose levels were well tolerated with no serious or severe treatment emergent adverse events (TEAEs) or TEAEs leading to withdrawal.
•	Average hepcidin, a key endogenous regulator of iron balance and distribution, increased up to ~4-fold after a single dose with effect sustained for at least 2 months.
•	Serum iron reduced by ~50% after a single dose with effect sustained for at least 2 months.
•

SLN124 was rapidly distributed (median tmax was 4.0 or 5.0 hours) and largely eliminated from plasma within 24 hours post-dose in all dosing groups. SLN124 plasma concentrations increased in a greater than dose-linear fashion between dosing groups.

•

All SLN124 doses induced marked reductions in transferrin saturation (TSAT); absolute levels of TSAT achieved (10–16%) are below the level (< 20%) where iron availability to tissue is restricted and at or below that (< 16%) required to support normal erythropoiesis in health.

GEMINI II Phase 1 Clinical Program

The GEMINI II phase 1 program is a global, randomized, single-blind, placebo controlled, single-ascending and multiple-ascending dose studies to investigate the safety, tolerability, PK and PD response of SLN124 in up to 112 adults with thalassemia and very low- and low-risk MDS. In April 2021, we started dosing patients in the single-ascending dose studies. In March 2022, we completed enrollment in the thalassemia single-ascending dose study, which includes 24 patients, and we expect topline data from this study in the third quarter of 2022. In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term.

Collaborations

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license additional complement-mediated disease targets from us, with Mallinckrodt exercising the option for two additional targets in July 2020. We are responsible for preclinical activities, and for conducting each development program until the end of phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million (£16.4 million) and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in potential research milestone payments, in addition to funding for the phase 1 clinical development of SLN501 including GMP manufacturing. We will fund all other preclinical activities. We received a $2 million (equivalent to £1.6 million based on the exchange rate at the payment date) research milestone payment in October 2019 upon the initiation of work on the first C3 target. In September 2020, we received another $2 million (£1.4 million) research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million (£1.5 million) research milestone payment. In April 2021, we also received $2 million (£1.5 million) for the second research milestone related to the first complement 3 target. The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program.

In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment to us of $20 million (equivalent to £17.1 million based on the exchange rate at the payment date) in May 2020 and an additional cash payment of $40 million (equivalent to £30.8 million based on the exchange rate at the payment date) in May 2021. AstraZeneca also made an equity investment of $20 million in our company in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each option exercised to collaborate on an additional target. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250 million in milestone payments as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh will have the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

SLN501: Complement Factor C3 Program

Overview

Our SLN501 program candidates are siRNAs designed to specifically bind to and induce RNAi-mediated degradation of the mRNAs that encode the complement factor C3 for the treatment of complement pathway-mediated diseases. The SLN501 development program is fully funded, directly and through potential milestone payments under our collaboration with Mallinckrodt. We have nominated a lead candidate in the SLN501 program with Mallinckrodt and initiated IND-enabling studies in April 2021.

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

The following graphic illustrates the mechanism of action of SLN501 in targeting the complement system:

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

QPI-1002

We have also out-licensed certain intellectual property associated with our siRNA stabilization chemistries to Quark Pharmaceuticals for p53 targeting. The resulting product candidate, which was referred to as QPI-1002, failed to meet the primary endpoints in a phase 3 study in AKI and the study was terminated in February 2021. There is no active ongoing development of the QPI-1002 product candidate.

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

We consider a number of companies to be our competitors in developing RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNA molecules as drugs. Others are following a gene therapy approach, with the goal of treating patients not with synthetic siRNAs but with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Companies working on chemically synthesized siRNAs include, but are not limited to, Aligos Therapeutics, Alnylam Pharmaceuticals, Altimara Therapeutics, Amgen Inc., Arbutus Biopharma, Arcturus Therapeutics, Arrowhead Pharmaceuticals, Atalanta Therapeutics, Avidity Biosciences, Dicerna Pharmaceuticals, e-Therapeutics, Genevant Sciences, Nanopeptide Biotechnology, Nitto Biopharma, OliX Pharmaceuticals, Quark Pharmaceuticals, Sirnaomics and Suzhou Ribo Life Sciences. With respect to our SLN360 product candidate targeting Lp(a), Ionis Pharmaceuticals and Akcea Therapeutics partnered with Novartis are developing TQJ230, a single-stranded antisense oligonucleotide therapeutic directed against Lp(a). Arrowhead Pharmaceuticals partnered with Amgen are developing AMG 890, a different siRNA directed against Lp(a). Dicerna Pharmaceuticals partnered with Eli Lilly is developing LY3849889, another siRNA directed against Lp(a). Eli Lilly is also developing an oral small molecule Lp(a) inhibitor LY3473329 with an undisclosed mechanism of action. We consider all four to be potentially competitive products. Abcentra is developing Orticumab, an antibody targeting oxidized LDL, which may reduce the pathogenicity of Lp(a) and is therefore also a potential competitor. With respect to our SLN124 product candidate targeting TMPRSS6 for iron regulation, potential competitors include, but are not limited to, Bristol-Myers Squibb’s Luspatercept (Reblozyl®), Ionis Pharmaceuticals’ IONIS-TMPRSS6-LRx, Vifor Pharma’s Vamifeport, Disc Medicine’s Matriptase-2 inhibitor, Protagonist’s Rusfertide, Bluebird’s Lentiglobin (Zynteglo®), Orchard Therapeutics’ OTL-300, Vertex’s CTX001, Sanofi’s ST-400, Imara’s IMR-687, Agios’s Mitapivat, Phoenicia’s Benserazide, Roivant’s ARU-1801, Kymab’s KY-1066, AstraZeneca/Astellas’s Roxadustat, Geron’s Imetelstat, Apogenix’ Asunercept, Keros’ KER-050, MedPacto’s Vactosertib (TEW-7197), Lixte’s LB-100, Syntrix’s SX-682, H3 Biomedicine’s H3B-8800, Boehringer Ingelheim’s BI-836858, and Astex’s ASTX727. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

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

In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a U.S. patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan, China and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In very few jurisdictions (such as in the U.S. and Europe), patent or regulatory exclusivities may potentially be further extended by a pediatric extension, to give an additional six months’ extension, if pre-defined clinical trial data for a pediatric indication are timely submitted and accepted. In the future, if and when our products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.

As of December 31, 2021, we solely owned 40 granted patents, of which 17 are U.S.-issued patents, and 146 pending patent applications, of which 13 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): Australia, Brazil, Canada, China, Egypt, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, South Korea and Vietnam. In addition, we own four priority applications (priority year pending) and co-own two international PCT patent applications in the international phase.

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

Our earliest filed patent applications directed to 19-mer blunt-ended siRNAs with particular siRNA modification patterns expire in August 2023, subject to potential extension. Our current patent application families directed to toolbox elements, if and when granted, would not be expected to expire until at least 2036. Our current patent families covering siRNA sequences directed to specific target genes and associated uses for our SLN360, SLN124 and SLN501 product candidates, if and when granted, would not be expected to expire until at least 2038.

Government Regulation and Product Approval

Review and Approval of New Drug Products in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential pharmacology and toxicology. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may result in the FDA not allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted.

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

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, phase 2 and phase 3 clinical trials might not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

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

In addition, under the Pediatric Research Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to a product for an indication with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the drug outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

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

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

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

If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same disease or condition as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same disease or condition as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different diseases or conditions. A competitor’s orphan drug exclusivity could block the approval of one of our products for seven years if the competitor obtains approval for a drug with the same active moiety intended for the same disease or condition before we do, unless we are able to demonstrate that grounds for revocation of the competitor’s orphan drug designation and orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Rare Pediatric Disease, or RPD, designation by FDA may enable priority review voucher, or PRV, eligibility upon U.S. market approval of a designated drug for rare pediatric diseases. The RPD-PRV program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The voucher, which is awarded upon NDA approval to the sponsor of a designated RPD, can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, which reduces the FDA’s target review time of such future submission from ten to six months from the date of “filing” of an NDA for a new molecular entity. However, priority review does not guarantee that the FDA will review and approve an application within six months of filing.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, many changes to the approved product, such as adding new indications, manufacturing changes or certain labeling changes, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products.

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

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety or effectiveness information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, untitled letters, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

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

Coverage and Reimbursement in the United States

The future commercial success of our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

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

Review and Approval of New Drug Products in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our siRNA products will be regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell-based therapies, which could apply to our products. Additionally, there may be local legislation in various EU Member States, which may be more restrictive than the EU legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Since the new Clinical Trials Regulation took effect in January 2022, there is now a centralized application procedure where applications are submitted via a portal maintained by the EMA and where one national authority takes the lead in reviewing the application and the other national authorities have more limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and EU-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure, but this can be eliminated for orphan medicinal products. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Given the current stage of the development of our product candidates, we have not yet sought any such advice from the EMA. However, to the extent that we do obtain such scientific advice in the future, while both the company and the EMA are expected to respect the outcome of the scientific advice procedure, such advice will, in accordance with the EMA’s policy, be not legally binding with regard to any future marketing authorization application of the product concerned.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the European Union and by extension to the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases, (iii) officially designated orphan medicines and (iv) ATMPs, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of specific issues that typically arise for ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, usually at day 120 and day 180 of the procedure, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

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

The EU medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

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

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of patent protection under a supplementary protection certificate (if any patent or supplementary protection certificate is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

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

Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain. For two years from January 1, 2021, the MHRA may adopt decisions taken by the European Commission on the approval of new marketing authorizations through the centralized procedure, and the MHRA will have regard to marketing authorizations approved in a country in the European Economic Area (although in both cases a marketing authorization will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data, market and pediatric exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.

Orphan designation in Great Britain following Brexit is essentially identical to the position in the European Union, but is based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.

The European Union’s regulatory environment for clinical trials has been harmonized by the Clinical Trials Regulation which entered into application on 31 January 2022. The U.K. clinical trial legislation is being updated and whilst the proposals are broadly in line with the European Union there are likely to be some divergences from the European Union in the final legislation. The impact of these divergences will need to be assessed.

In the short term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time sensitive shipments and negatively impact supply chains.

C. Organizational Structure.

A full list of subsidiaries and the address of the registered offices as of December 31, 2021 is set forth below.

Name	Place of incorporation and operation	Registered Address	Principal technology area	Proportion of ownership interest
Silence Therapeutics GmbH	Germany	Robert-Rössle-Strasse 10, 13125 Berlin, Germany	RNA therapeutics	100%
Silence Therapeutics (London) Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Innopeg Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Silence Therapeutics Inc.	USA	221 River Street, 9th Floor Hoboken, New Jersey 07030	RNA therapeutics	100%

D. Property, Plants and Equipment.

We lease approximately 4,000 sq ft of office space in London, England for our corporate headquarters and other general and administrative functions under a lease with a term through September 2022. We also lease regional offices and laboratory space in Berlin, Germany (two leases: rolling contract basis with either party being able to end the lease upon 11.5 months’ prior notice ) and Hoboken, New Jersey, USA (two leases: current lease end date November 2022 and February 2023).

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

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

You should read the following discussion and analysis of financial condition and operating results and our consolidated financial statements and the related notes to those financial statements included elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB.

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

Our wholly owned clinical development programs include SLN360 designed to address the high and prevalent unmet need in reducing cardiovascular risk in people born with high Lipoprotein(a), or Lp(a), levels and SLN124 designed to address rare hematological conditions, including thalassemia, MDS and PV. In February 2022, we reported positive topline data from the SLN360 phase 1 single-ascending dose study in 32 healthy adults with high Lp(a). In topline results from the study, SLN360 was not observed to exhibit any clinically important safety concerns, was well tolerated, and was observed to significantly lower Lp(a) in a dose dependent manner up to 98% with reductions of up to 81% persisting at 150 days. Full results will be presented in a late-breaking clinical abstract at the American College of Cardiology (ACC) on April 3, 2022. In January 2022, we started the multiple-ascending dose portion of the SLN360 phase 1 study in patients with high Lp(a) that have a confirmed history of stable atherosclerotic cardiovascular disease (ASCVD). We plan to start a phase 2 ASCVD study in the second half of 2022, pending regulatory discussions. In May 2021, we reported positive data from the SLN124 phase 1 study in 24 healthy volunteers, which was the first clinical data from our mRNAi GOLD™ platform. Data from the study showed that SLN124 was effective in reducing plasma iron levels, had a strong safety profile and long duration of action. In April 2021, we started evaluating SLN124 in a phase 1 program which includes two study arms, an arm in patients with non-transfusion dependent thalassemia and an arm in very-low and low-risk MDS. In March 2022, we completed enrollment in the thalassemia single-ascending dose study, which includes 24 patients, and we expect topline data from this study in the third quarter of 2022. In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term. The FDA granted SLN124 orphan drug designation for PV in February 2022, and we plan to start a phase 1 study in this indication in the second half of 2022.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca PLC, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt and Hansoh Pharmaceutical Group Company Limited or Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties.

Executive Summary

Our results of operations for the year ended December 31, 2021 reflect the following:

mRNAi GOLD™ Proprietary Programs

SLN360 Lp(a) Lowering Program

•	In February 2021, we started dosing in the phase 1 single-ascending dose study in healthy adults with high Lp(a). We completed patient enrollment in August 2021.
•

In October 2021, following recommendations from an independent safety review committee meeting, we extended the follow-up period in the single-ascending dose cohorts from 150 days to 365 days to further assess the duration of action. We also determined that the therapeutic dose range had been established based on Cohorts 1-4 to proceed to the multiple-ascending dose phase.

SLN124 Hepcidin Regulation Program

•

In May 2021, we reported positive topline data from the phase 1 healthy volunteer study, representing the first clinical data from our mRNAi GOLD™ platform. In December 2021, we presented further clinical data from the study at the American Society of Hematology (ASH) Annual Meeting. Key outcomes included:

o	All 3 dose levels were well tolerated with no serious or severe treatment emergent adverse events (TEAEs) or TEAEs leading to withdrawal.
o	Average hepcidin, a key endogenous regulator of iron balance and distribution, increased up to ~4-fold after a single dose with effect sustained for at least 2 months.
o	Serum iron reduced by ~50% after a single dose with effect sustained for at least 2 months.
•	In April 2021, we started dosing patients in the single-ascending dose studies in thalassemia and MDS.
•	In October 2021, FDA accepted the U.S. IND in MDS.

mRNAi GOLD™ Partnered Programs

Mallinckrodt

•

In February 2021, we initiated work with Mallinckrodt on the third and final target covered under our collaboration for complement-mediated diseases and received a $2.0 million research milestone payment. In April 2021, we initiated IND-enabling studies for the SLN501 C3 targeting program and received another $2.0 million research milestone payment.

AstraZeneca

•

In May 2021, we received the remaining $40 million payment from AstraZeneca as part of the upfront investment for our ongoing siRNA collaboration that started in March 2020. We also started work on the second undisclosed target and remain on-track to start work on five targets within the first three years of the collaboration.

Hansoh Pharma

•

In October 2021, we announced a collaboration with Hansoh Pharma to develop therapeutics leveraging our mRNAi GOLD™ platform, providing us with exclusive rights to two undisclosed targets in all territories except the China region (Greater China, Hong Kong, Macau and Taiwan). Hansoh received an exclusive option to license rights to those two targets in the China region and global rights to a third undisclosed target. We received an upfront cash payment from Hansoh of $16 million, net of taxes, in December 2021. We also have the potential to receive up to $1.3 billion in additional development, regulatory and commercial milestones.

Corporate Updates

•	We completed delisting from AIM on November 29, 2021. Our ADSs are now traded exclusively on the Nasdaq Global Market (Nasdaq) under the symbol ‘SLN’.
•

In February 2021, we completed an oversubscribed $45 million private placement led by accredited US institutional healthcare funds, including Adage Capital Management LP, BVF Partners LP, Consonance Capital, Great Point Partners LLC, and other investors.

•

In January 2021, we appointed Dr. Michael H. Davidson, a leading expert in lipidology and cardiovascular clinical trials, to our Board of Directors as Non-Executive Director, and Craig Tooman to our Executive Leadership Team as Chief Financial Officer.

Post Period Highlights

•	In January 2022, we started dosing patients in the multiple-ascending dose study of SLN360 in patients with high Lp(a) that have a confirmed history of stable ASCVD.
•	In February 2022, we reported positive topline data from the SLN360 phase 1 single-ascending dose study in 32 healthy adults with high levels of Lp(a). Key outcomes reported included:
o

The primary safety objective was assessment of treatment-emergent adverse events. No clinically important safety concerns were identified. Low grade adverse events at the injection site were observed, most prominently at the highest dose. As expected, systemic exposures (PK) of SLN360 increased in a broadly dose-proportional manner.

o

The key efficacy assessment was percent change from baseline in Lp(a). SLN360 reduced Lp(a) in a dose dependent manner from 46% up to a maximum of 98% with up to an 81% reduction persisting at 150 days.

o

Detailed results from the SLN360 phase 1 single-ascending dose study will be presented by principal investigator and Professor of Cardiovascular Medicine at the Cleveland Clinic, Steven E. Nissen, MD, in a late breaking clinical trial session at the American College of Cardiology (ACC) Annual Scientific Session & Expo on April 3, 2022.

•

In February 2022, we announced that Mark Rothera had stepped down as our President, Chief Executive Officer and Board member and that Craig Tooman, previously our Chief Financial Officer, was appointed President, CEO and Board member. Rhonda Hellums, previously our VP, Finance, was appointed CFO.

•

In February 2022, the FDA granted orphan drug designation for SLN124 in PV. SLN124 also has rare pediatric disease designation for thalassemia and orphan drug designations for thalassemia and MDS. We plan to start the phase 1 study in PV in the second half of 2022.

•	In March 2022, we completed enrollment in the thalassemia single-ascending dose study and remain on track to report topline data in the third quarter of 2022.
•

In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

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

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt plc, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets from us, with Mallinckrodt exercising the option for two additional complement targets from us in July 2020.

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

The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program. We received a research milestone payment of $2 million in October 2019 upon the initiation of work for the first complement C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. In April 2021, we also received $2 million for initiating IND-enabling studies in the SLN501 C3 targeting program.

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

Collaboration Agreement with Hansoh

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh will have the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

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

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of $20.0 million (£16.4 million as of the payment date) and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of $2.0 million (£1.7 million as of the payment date) during the year ended December 31, 2020. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. In April 2021, we also received $2 million for the second research milestone related to the first complement 3 target. In addition to these potential payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2021, we recognized a total of £8.7 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20.0 million) and an additional payment of £30.8 million ($40.0 million) in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2021, we recognized a total of £2.7 million in revenue under this agreement.

We entered into a Technology Evaluation Agreement with Takeda on January 7, 2020 to explore the potential of our platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda. Under our collaboration agreement, we received a milestone payment of £1.6 million ($2 million) during the year ended December 31, 2020. We recognize the milestone payments over time, in accordance with IFRS 15 para 35 c). Our activities under the Technology Evaluation Agreement were effectively complete as of June 30, 2021.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). There have been minimal activities performed in respect of this agreement to date.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties until 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2021, we recognized a total of £392,000 in royalty income from Alnylam.

Cost of sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and general and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted development expense primarily consists of:

•	costs incurred under agreements with CROs and investigative sites that conduct preclinical studies and clinical trials;
•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials; and
•	costs for materials used for in-house research and development activities.

Our personnel research and development expense primarily consists of:

•

salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced; and

•	consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials.

Our other research and development expense primarily consists of

•	costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•	costs associated with obtaining and maintaining patents for intellectual property; and
•	depreciation of capital assets used for research and development activities.

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

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur additional expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to interest earned on our cash, cash equivalents and short-term deposits, as well as foreign exchange gains. Finance and other expense primarily relates to lease liability interest expense and foreign exchange losses. Foreign exchange gains and losses relate to cash held in foreign currencies (primarily Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us. We have recorded the entire benefit from the U.K. R&D tax credit as a credit to “Taxation.”

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.35% of such qualifying R&D expenditures. From 1 April 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

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

Total estimated tax losses of £154.1 million and £135.6 million as of December 31, 2021 and 2020, respectively, were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £107.6 million as of December 31, 2021 (£84.1m as of December 31, 2020). However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £46.4 million of accumulated tax losses as of December 31, 2021 (£51.5 million as of December 31, 2020) related to our operations in Germany. The company had a foreign tax expense in Germany of £0.2m. (2020: £nil).

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

Results of Operations

Comparison of the years ended December 31, 2021, 2020 and 2019

The following tables summarize the results of our operations for the years ended December 31, 2021, 2020 and 2019.

Consolidated Income statements

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Revenue	12,415	5,479	244
Cost of sales	(7,456)	(3,762)	-
Gross profit	4,959	1,717	244
Research and development costs	(30,765)	(20,209)	(13,336)
General and administrative expenses	(20,008)	(13,983)	(9,642)
Other losses - net	-	(3,372)	-
Operating loss	(45,814)	(35,847)	(22,734)
Finance and other expenses	(52)	(323)	(163)
Finance and other income	10	129	27
Loss for the year before taxation	(45,856)	(36,041)	(22,870)
Taxation	6,446	3,494	3,288
Loss for the year after taxation	(39,410)	(32,547)	(19,582)
Loss per ordinary equity share (basic and diluted)	(44.1) pence	(39.8) pence	(26.1) pence

Revenue

Revenue for the year ended December 31, 2021 was £12.4 million (2020: £5.5 million; 2019: £0.2 million). The increase was primarily due to the advancement of targets in our Mallinckrodt and AstraZeneca collaborations which delivered £11.4 million in 2021 offset by the reduction in revenue due to the completion of other collaboration agreements (2020: £3.8 million; 2019: £0.2 million).

Research and Development Expenses

The following table summarizes our research and development costs for the years ended December 31, 2021, 2020 and 2019, based on their classification as direct or indirect.

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Research and development expenses
Contracted development costs	16,482	11,703	7,061
Personnel costs	12,663	7,256	4,885
Other costs	1,620	1,250	1,390
Total	30,765	20,209	13,336

Research and development expenses for the year ended December 31, 2021 were £30.8 million as compared to £20.2 million for the year ended December 31, 2020 and £13.3 million for the year ended December 31, 2019. Contract development costs increased by £4.8 million from 2020 as a result of additional clinical studies and an increase in contract manufacturing activities for our proprietary programs. Personnel costs also increased by £5.4 million from 2020 as we increased our capabilities and expertise to further advance our siRNA platform.

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts, which increased to £7.5 million for the year ended December 31, 2021 (2020: £3.8 million, 2019 £nil). The increase was largely due to the further advancement of our collaboration programs.

General and administrative Expenses

General and administrative expenses were £20.0 million for the year ended December 31, 2021 as compared to £14.0 million for the year ended December 31, 2020 and £9.6 million for the year ended December 31, 2019. This increase was mainly attributable as follows:

•	Share-based payments charge increased of £2.8 million in 2021 due to an increase in the number of annual grants and new employees.
•	Personnel costs increased £2.0 million due to increase in headcount to support the additional public company requirements and growth of our research and development portfolio
•	Public company requirements including finance, insurance, internal control, audit and legal costs of £1.4 million

Finance and Other Income (Expense)

Finance income represents bank interest and was £10,000, £129,000 and £27,000 for the years ended December 31, 2021, 2020 and 2019, respectively; the decrease from 2020 can mainly be attributed to less funds being placed on term deposits throughout 2021 and lower interest rates on investments.

Finance expense for the year ended December 31, 2021 was £8,000, resulting from interest expense incurred in connection with lease liabilities, compared to £16,000 for the prior year. The reduction was mainly due a lower aggregate lease liability which in turn translated into a lowering of the 2021 interest expense charge.

Also included in the Finance and other expense total is foreign exchange losses of £32,000, £307,000, and £130,000 for the years ended December 31, 2021, 2020 and 2019, respectively. Net foreign exchange gains and losses result primarily from foreign currency (Euro and USD) denominated bank accounts.

Taxation

During 2021 and 2020, we have recognized U.K. research and development tax credits of £6.9 million and £3.5 million, respectively in respect of R&D expenditures incurred; the higher tax credit in current year due to an increase in R&D expenditure compared to previous year. We received the amount in respect of 2020 during 2021 of £4.4 million, which resulted in an adjustment to the credit recorded in the year ended December 31, 2020 of a further £0.9 million. During the fourth quarter of 2021, $1.6 million China withholding tax was withheld as part of our upfront payment from Hansoh. As we are unsure whether this tax will be recoverable in the foreseeable future, the amount was included in tax expense.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2021, we had cash, cash equivalents and term deposits of £73.5 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. During the years ended December 31, 2021 and 2020, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2021.

Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2021 which consisted solely of amounts due from AstraZeneca and Mallinckrodt.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Revisions to accounting estimates for the current and/or futures periods impacted, are recognized in the period in which the estimate is revised.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Revenue Recognition under Collaboration Agreements

During the year ended December 31, 2021 and the year ended December 31, 2020, a significant portion of our revenue from collaboration agreements was derived from our agreements with Mallinckrodt (in 2021, 2020 & 2019), AstraZeneca (in 2021 & 2020), Hansoh (2021), and Takeda (in 2020). Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide license for up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

We have out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. The upfront payment has been allocated evenly between the ten targets on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront and milestone payments will be recognized as revenue in line with the time period over which services are expected to be provided. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. Under the collaboration, utilizing our technology, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

We granted an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets to Mallinckrodt plc, in July 2019 to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, with Mallinckrodt exercising the option for two additional targets from us in July 2020. The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

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

We granted an exclusive option to license two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies to Hansoh on October 15, 2021. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021 which has been allocated between the three targets based on geography for each option, amount of reimbursable costs for activities provided by Silence for each target, as well as a benchmarking exercise that took into account the standalone selling price per target based on similar precedent transactions that had been publicly announced by comparable companies. The upfront payment and subsequent milestone payments, which are variable and depend upon probability of achievement of specified development, regulatory and commercial milestones, will be recognized as revenue in line with the time period over which services are expected to be provided. The license of the intellectual property and the R&D services are not distinct, as Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

For all the collaboration agreements listed above, as there is only a single performance obligation per target, the revenue for each element of consideration will be recognized over the contract period based on a cost-to-cost method, which is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during the contract period. Other variable elements of consideration will only begin to be recognized when it is considered highly probable that a significant reversal of the amounts will not occur.

For the year ended December 31, 2021 and 2020, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

We entered into a Technology Evaluation Agreement with Takeda on January 7, 2020 to explore the potential of our platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda. Our activities under the Technology Evaluation Agreement with Takeda were effectively complete as of June 30, 2021.

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

Recent Accounting Pronouncements

See Note 2 “Significant Accounting Policies—Accounting Standards” of the notes to our audited consolidated financial statements for the year ended December 31, 2021 included elsewhere in this report for a discussion of new standards and interpretations recently and not yet adopted by us.

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

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company in the United States. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of December 31, 2021, we had cash, cash equivalents and term deposits of £73.5 million, which amount gives effect to the proceeds of £30.8 million ($40 million) from AstraZeneca in May 2021, private placement of the Company’s American Depositary Shares (“ADSs”) in February 2021 for aggregate gross proceeds of $45 million (approximately £33 million) before deducting approximately £2.3 million in placement agent fees and other expenses, and receipt of the $16 million upfront from Hansoh (approximately £10.7 million, net of taxes). We believe that we have funding through early 2023.

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

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Net cash inflow/(outflow) from operating activities	6,806	(10,776)	1,727
Net cash inflow/(outflow) from investing activities	8,676	9,618	(15,015)
Net cash inflow from financing activities	30,711	15,428	5,273
Increase/(decrease) in cash and cash equivalents	46,193	14,270	(8,015)

Operating activities

Net cash inflow from operating activities increased by £17.5 million to £6.8 million for the year ended December 31, 2021 from a net cash outflow of £10.8 million for the year ended December 31, 2020. This was primarily due to increases in upfront cash payments from customers of £25.5 million (£41.5 million in 2021, less £16.0 million in 2020) and additional milestones £2.9 million. These increases in cash flow were offset by net cash expenses which increased £16.8 million from research, development and administrative costs incurred as we continue to expand and advance our research and development portfolio. The remainder of the increase was due to additional amounts received from R&D tax credits received.

The increase in net cash used in operating activities to £10.8 million for the year ended December 31, 2020 from net cash inflow of £1.7 million for the year ended December 31, 2019 was primarily due to the increase in research, development and administrative costs, offset by the receipt of $20 million upfront payment from AstraZeneca in the first half of 2020 (equivalent to £16.0 million based on the exchange rate at the payment date).

Investing activities

Net cash inflow in investing activities was £8.7 million for the year ended December 31, 2021, compared to £9.6 million inflow for the year ended December 31, 2020. This change was primarily due to cash increase in purchases of property, plant and equipment of £0.8 million.

Net cash inflow in investing activities was £9.6 million for the year ended December 31, 2020, compared to £15.0 million outflow for the year ended December 31, 2019. This change was primarily due to the redemption of short-term deposits. Short-term deposits at December 31, 2020 were £10.0 million, a decrease of £10.0 million from December 31, 2019.

Financing activities

The increase in net cash from financing activities to £30.7 million for the year ended December 31, 2021 from £15.4 million inflow for the year ended December 31, 2020. was due to the proceeds from the issuance of share capital in February 2021. The increase in net cash from financing activities to £15.4 million for the year ended December 31, 2020 (2019: £5.2 million), was due to the $20.0 million investment in our ordinary shares made by AstraZeneca in the first half of 2020 (equivalent to £15.6 million based on the exchange rate at the payment date). The only other financing activities for the year ended December 31, 2020 was £0.4 million (2019: £nil) for the repayment of lease liabilities.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product candidate pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least through early 2023.

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

E. Critical Accounting Estimates

Not applicable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this report, including their ages as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers:
Mark Rothera	59	Former President, Chief Executive Officer and Executive Director
Craig Tooman	56	President, Chief Executive Officer and Executive Director
Giles Campion, M.D.	67	Head of R&D, Chief Medical Officer and Executive Director
Rhonda Hellums	50	Chief Financial Officer
Non-Executive Directors:
Iain Ross	68	Non-Executive Chairman
James Ede-Golightly	42	Non-Executive Director
Alistair Gray	73	Senior Independent Non-Executive Director
Dave Lemus	59	Non-Executive Director
Steven Romano, M.D.	62	Non-Executive Director
Michael Davidson, M.D.	65	Non-Executive Director

Executive Officers

Craig Tooman has served as our President, Chief Executive Officer and as a member of our board of directors since February 2022 and previously served as our Chief Financial Officer from January 2021 until February 2022. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including 15 years of experience as a public company CEO and CFO. Prior to joining us, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, Inc., where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals, Inc. until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology, Inc. and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board, and the Audit and Remuneration Committees of CureVac. He also serves on the Board of Directors of Ondine Biomedical Inc. Mr. Tooman received a BA degree in Economics from Kalamazoo College. He earned his MBA in finance from the University of Chicago.

Giles Campion, M.D. has served as our EVP, Head of R&D and Chief Medical Officer since June 2019 and as a member of our board of directors since May 2020. Dr. Campion is an expert in translational medicine and a highly experienced biotech and pharmaceutical professional across many therapeutic areas, most recently in orphan neuromuscular disorders. He has held senior global research and development roles in several large pharmaceutical, diagnostics and biotech companies, including responsibilities at the board level. Dr. Campion served as Chief Medical Officer for Albumedix Ltd. from January 2017 to July 2018. He previously served Group Vice President, Neuromuscular Franchise at BioMarin Pharmaceutical Inc., or BioMarin, from February 2015 to March 2016, following BioMarin’s acquisition of Prosensa Holding N.V., or Prosensa. Dr. Campion served as Chief Medical Officer and Senior Vice President of Research and Development at Prosensa from 2009 until its acquisition by BioMarin. Dr. Campion has also served as a medical advisor to MyoTherix, Inc. and a co-founder of PepGen Ltd. Dr. Campion holds bachelors and doctorate degrees in medicine from the University of Bristol, is listed on the General Medical Council (U.K.) Specialist Register (Rheumatology).

Rhonda Hellums has served as our Chief Financial Officer since February 2022 and has previously served as our Vice President, Finance since joining in April 2021. Ms. Hellums has over 25 years of corporate finance, accounting, strategic planning, M&A, treasury management, investor and public relations. Prior to joining Silence, from 2019 to 2021, she, she served as CFO of Deer Oaks Mental Health Associates and prior to that, from 2014 to 2019, Ms. Hellums served Vice President of Finance, and then subsequently as CFO of Aratana Therapeutics. Ms. Hellums has held management positions at several healthcare companies, including Kinetic Concepts, Inc. (now 3M+KCI), Enzon

Pharmaceutical, Inc. Genzyme Corporation, and ILEX Oncology, Inc. Ms. Hellums received her BBA degree in Accounting and Information Systems and MBA from the University of Texas at San Antonio.

Mark Rothera served as our President and Chief Executive Officer and as a member of our board of directors from September 2020 until February 2022. From August 2017 to March 2020, Mr. Rothera served as President and Chief Executive Officer and member of the board of Orchard Therapeutics plc, during which time Orchard completed an initial public offering of American Depositary Shares on the Nasdaq Global Market. From 2013 to August 2017, Mr. Rothera served as Chief Commercial Officer of PTC Therapeutics, becoming a Nasdaq listed biopharmaceutical company with a global commercial footprint during his tenure. From 2012 to 2013, he served as Global President of Aegerion Pharmaceuticals Inc. and from 2006 to 2012 as Vice President and General Manager for the commercial operations of Shire Human Genetic Therapies, Inc. in Europe, the Middle East and Africa. Mr. Rothera served as Area VP Europe, Middle East and Africa for Chiron BioPharmaceuticals from 2000 to 2005 and previously held various global strategic and operational marketing and sales roles with French and U.K. operations of Glaxo Wellcome. Mr. Rothera currently sits on the board of GenPharm. Mr. Rothera received an M.A. in Natural Sciences from Cambridge University, an M.B.A. from the European Institute for Business Administration (INSEAD) and a Diploma in Company Direction from Institute of Directors, United Kingdom.

Non-Executive Directors

Iain Ross has served as our Non-Executive Chairman since September 2020 after serving as Executive Chairman from December 2019 to September 2020. He previously served as our Non-Executive Chairman from April 2019 to December 2019 and as our Chairman from 2004 to 2010. Mr. Ross has experience in the international life sciences and technology sectors and has held significant roles in multi-national companies including Sandoz, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has completed multiple financing transactions, and has over 30 years’ experience in cross-border management as a chairman and CEO. He has led and participated in eight Initial Public Offerings (IPOs) and has direct experience of M&A transactions in Europe, the United States and the Pacific Rim. Currently he is non-executive chairman of ReNeuron Group plc (LSE), BiVictriX Therapeutics plc (LSE) and Kazia Therapeutics Limited (ASX & Nasdaq). In addition, he is a non-executive director of Palla Pharma Limited (ASX) and advises a number of private companies in the biotechnology sector. He is a qualified Chartered Director and Fellow of Royal Holloway, London University.

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly is currently chairman of Oxehealth Ltd, East Balkan Properties Plc and Oxford Advanced Surfaces Ltd. Among other directorships, Mr. Ede-Golightly is non-executive director of Sarossa plc and Serendipity Capital Ltd and has extensive experience as a non-executive director of AIM-quoted companies with international business interests. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors.

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust and chair of the Scottish Enterprise’s Pension Trustee Board and Life Assurance Scheme Trustee Board and as a non-executive director of Scottish Golf Ltd. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young (now EY) Management Consultants and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. He is also a Visiting Professor at Loughborough University London and the University of Stirling.

Dave Lemus has served as a member of our board of directors since June 2018. Mr. Lemus is currently the Chief Executive Officer of Ironshore Pharmaceuticals Inc. From January 2016 to May 2017, Mr. Lemus served as Chief Operating Officer and Chief Financial Officer of Medigene AG. From 2011 to 2015, he served as Chief Executive

Officer of Sigma Tau Pharmaceuticals, Inc. Mr. Lemus was Chief Financial Officer and Executive Vice President of MorphoSys AG from 1998 to 2011, during which time he helped take the company public on the Frankfurt Stock Exchange in Germany’s first biotechnology initial public offering. In addition to his position on our board of directors, Mr. Lemus also currently serves as non-executive director of Sorrento Therapeutics Inc. and BioHealthInnovation, Inc. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and received a B.S. in accounting from the University of Maryland College Park. Mr. Lemus is also a Certified Public Accountant in the United States.

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

Michael H. Davidson, M.D. FACC, FNLA, has served as a member of our board of directors since January 2021. Dr. Davidson is Professor of Medicine and Director of the Lipid Clinic at the University of Chicago. He also serves as Chief Executive Officer of New Amsterdam Pharma. Dr. Davidson is a leading expert in the field of Lipidology. He has conducted over 1,000 clinical trials, published more than 350 medical journal articles and written three books on Lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson founded the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996. Additionally, he founded Omthera Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440M, and most recently, he was Founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1B in 2020. Dr. Davidson is board-certified in internal medicine, cardiology, and clinical lipidology. He was President (2010-2011) of the National Lipid Association, named as one The Best Doctors in America for the past 15 years and “Father of the Year” by the American Diabetes Association, 2010. He also serves on the Board of Directors of Nasdaq-listed Caladrius BioScience.

Agreement to Appoint a Director

In July 2019, Mallinckrodt plc, through its affiliate, Cache Holdings Limited (“Cache”), purchased $5 million worth of our ordinary shares. In addition to the cash payment for the shares, we also provides Cache the right to nominate one person as a director on our board. The first director nominated pursuant to this provision was Dr. Romano. The Cache nominated director must resign if (i) prior to the issuance of new ordinary shares, Cache’s holding represent less than 5% of the voting rights of our shares outstanding, or (ii) following the issuance of new ordinary shares Cache’s holding represent less than 5% of the voting rights of our shares outstanding and they’ve transferred at least 2,531,083 of our ordinary shares. Cache must consult with us prior to making any nomination and is subject to the approval of our external advisor.

B. Compensation

Executive Officer Remuneration

The following table sets forth the remuneration paid during the year ended December 31, 2021, to our executive officers.

Name and Principal Position[1]	Salary £000s	Bonus(1) £000s	Option Awards(2) £000s	All Other Compensation(3) £000s	Total £000s
Mark Rothera	426	77	-	207	710
Former President and Chief Executive Officer (4)
Giles Campion, M.D.	321	154	609	32	1,116
Executive Vice President, Head of R&D
Craig Tooman	334	22	2,084	12	2,452
President and Chief Executive Officer (5)
Rhonda Hellums	152	-	318	19	489
Chief Financial Officer (6)
Total	1,233	253	3,011	270	4,767

(1)	Amount shown reflect bonuses awarded for achievement of performance goals, including retention bonuses in 2021.
(2)

Amount shown represents the aggregate grant date fair value of option and restricted share units awards granted in 2021 measured using the Binomial model. For a description of the assumptions used in valuing these awards, see note 24 to our Annual Consolidated Financial Statements included elsewhere in this Annual Report.

(3)

Amount shown represents health benefits payments for all executives and pension contributions made by us for Mark Rothera and Giles Campion, M.D. Mark Rothera’s other compensation also includes £110K for relocation costs.

(4)	Mr. Rothera stepped down as our President and Chief Executive Officer on February 21, 2022.
(5)	Mr. Tooman served as our Chief Financial Officer during 2021 and became our President and Chief Executive Officer on February 21, 2022.
(6)	Ms. Hellums served as our Vice President, Finance after joining in April 2021 and became our Chief Financial Officer on February 21, 2022

Executive Service Agreements

Service Agreement and Separation Agreement of Mark Rothera

Mark Rothera, our former President and Chief Executive Officer, entered into an employment agreement with us on September 11, 2020 pursuant to which his employment commenced on September 14, 2020 until he stepped down on February 21, 2022. This agreement also governed the terms of his appointment as a director during that period.

Pursuant to the terms of the employment agreement, Mr. Rothera was entitled to an annual base salary, initially $575,000, subject to annual review, and to: (i) a cash payment in lieu of pension contributions equal to 6% of Mr. Rothera’s annual base salary from time to time; (ii) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions; (iii) 5 weeks’ paid holiday per annum; (iv) payment for the preparation and submission of Mr. Rothera’s annual tax returns in the United Kingdom and the United States, including returns for the year in which his employment terminates; (v) payment of reasonable attorney’s fees for the review of his employment agreement and all related documents up to a maximum of $10,000; and (vi) payment of a relocation allowance of up to $50,000 for expenses incurred in the first 12 months of the employment, and reimbursement of the cost of renting an apartment in New Jersey for a total of six months up until December 31, 2021 up to a maximum of $9,000 per month, on a tax grossed-up basis.

In connection with Mr. Rothera’s departure, we entered into a separation agreement (the “Separation Agreement”) governing the terms of his departure. Pursuant to the Separation Agreement, Mr. Rothera is entitled to: (i) a cash payment of $604,095 (less applicable taxes and withholdings), payable in equal installments according to our normal payroll practices; (ii) a pro-rated bonus for our 2022 fiscal year to be determined based on our financial performance at the end of the year; (iii) if elected by Mr. Rothera, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with an additional monthly payment equal to the excess of the premium charged for such continuation coverage over the amount charged to active employees for the same coverage; (iv)

payment for the preparation of annual tax returns for 2021 and 2022, provided that we will not be required to pay more than $20,000 in the aggregate.

Under the Separation Agreement, Mr. Rothera’s equity awards will continue to vest until August 17, 2022 and vested options will be exercisable until and on February 18, 2023, as provided for in the applicable share plan. In the event that a third party obtains “control” (as defined in the Separation Agreement) in the six-month period following February 18, 2022, any equity awards held by Mr. Rothera will vest and become exercisable in full.

The employment agreement contained customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Mr. Rothera is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment, non-inducement and non-compete restrictive covenants for a period of 12 months post-termination of his employment. The Separation Agreement also contains a general release of all claims Mr. Rothera may have brought against us, except for Mr. Rothera’s right to enforce the terms of the Separation Agreement or bring a charge before the U.S. Equal Employment Opportunity Commission.

Service Agreement of Craig Tooman

Craig Tooman, our President and Chief Executive Officer, entered into an amended and restated employment agreement with us on February 21, 2022. Mr. Tooman’s employment with us (under a prior agreement) commenced on January 28, 2021.

Pursuant to the terms of the employment agreement, Mr. Tooman is entitled to an annual base salary, initially $575,000, which is subject to annual review. Under the terms of the employment agreement, Mr. Tooman is also entitled to: (i) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions; (ii) 5 weeks’ paid holiday per annum; (iii) payment of reasonable attorney’s fees for the review of his employment agreement and all related documents up to a maximum of $10,000; and (iv) payment for the preparation of annual tax returns up to a maximum of $10,000 per year.

Mr. Tooman is eligible to participate in our discretionary bonus plan. Mr. Tooman’s maximum annual bonus entitlement is 60% of his annual base salary. If Mr. Tooman’s employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Mr. Tooman for “Good Reason” (as defined in the employment agreement) and provided he is not in breach of the restrictive covenants (including post-termination) applicable to him (a “Severance Good Leaver”) prior to the end of any bonus year, he is eligible to be paid: (i) subject to Mr. Tooman executing a customary release of claims, such release becoming effective (the “Release Condition”), any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

In connection with Mr. Tooman’s promotion to President and Chief Executive Officer, we granted him options representing the right to acquire 125,000 of our ADSs. The ADSs will vest in equal installments monthly over the next 48 months. The exercise price of the ADSs is $ 18.99.

Mr. Tooman’s employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of his death, disability or termination by us for Cause). If Mr. Tooman’s employment is terminated and he is not a Severance Good Leaver, he will only be entitled to payments and benefits accrued at the termination date.

If Mr. Tooman is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, he is eligible to receive (i) continuation of his annual base salary for a period of 12 months (the “Separation Period”), paid over the Separation Period in accordance with normal payroll practices and (ii) if elected by Mr. Tooman, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

Any equity based awards held by Mr. Tooman will be treated on his termination in accordance with the relevant plan rules and award documentation save that, if Mr. Tooman becomes a Severance Good Leaver, such termination shall be deemed to be for a “Good Leaver Reason” for the purposes of the applicable share plan.

In the event of a “Change of Control” (as defined in the employment agreement), any equity awards held by Mr. Tooman will vest and become exercisable in full. In addition, if Mr. Tooman becomes a Severance Good Leaver within 12 months after the occurrence of a “Change of Control,” Mr. Tooman will be entitled to the severance benefits described above save that the Separation Period shall be increased to 18 months and the amount due will be paid in a single sum payment.

If Mr. Tooman’s employment is terminated by reason of his death or disability (in the circumstances described in the employment agreement), Mr. Tooman (or his estate) will be entitled to be receive: (i) payments and benefits accrued at the termination date; (ii) the annual bonus actually earned for the preceding bonus year to the extent unpaid on termination; and (iii) a pro-rata bonus in respect of the proportion of such year during which Mr. Tooman is employed by us. In addition, all vested equity awards will be treated in accordance with the relevant plan rules and award documentation as if Mr. Tooman was a “Good Leaver.”

During the term of his employment, Mr. Tooman is restricted from accepting appointments with third parties save as agreed by us. He is permitted to continue his role on the board of directors of CureVac N.V, Odine Biomedical Inc. and a privately-held company as approved by the Non-Executive Chairman of the board of directors.

Compensation paid to Mr. Tooman is subject to repayment and/or claw-back obligations arising under applicable law or otherwise implemented under any Company clawback policy in effect from time to time.

The employment agreement contains customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Mr. Tooman is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment and non-inducement restrictive covenants for a period of 12 months post-termination of his employment.

Service Agreement of Rhonda Hellums

Rhonda Hellums, our Chief Financial Officer, entered into an amended and restated employment agreement with us on February 21, 2022. Ms. Hellums’ employment with us (under a prior agreement) commenced in April 2021.

Pursuant to the terms of the employment agreement, Ms. Hellums is entitled to an annual base salary, initially $420,000, which is subject to annual review. Under the terms of the employment agreement, Ms. Hellums is also entitled to: (i) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions and (ii) 5 weeks’ paid holiday per annum.

Ms. Hellums is eligible to participate in our discretionary bonus plan. Ms. Hellums’ maximum annual bonus entitlement is 40% of her annual base salary. If Ms. Hellums’ employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Ms. Hellums for “Good Reason” (as defined in the employment agreement) and provided she is not in breach of the restrictive covenants (including post-termination) applicable to her (a “Severance Good Leaver”) prior to the end of any bonus year, she is eligible to be paid: (i) subject to Ms. Hellums executing a customary release of claims, such release becoming effective (the “Release Condition”), any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

In connection with Ms. Hellums’ promotion to Chief Financial Officer, we granted her options representing the right to acquire 50,000 of our ADSs. The ADSs will vest in equal installments monthly over the next 48 months. The exercise price of the ADSs is $ 18.99.

Ms. Hellums’ employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of her death, disability or termination by us for Cause). If Ms. Hellums’ employment is terminated and she is not a Severance Good Leaver, she will only be entitled to payments and benefits accrued at the termination date.

If Ms. Hellums is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, she is eligible to receive (i) continuation of her annual base salary for a period of 6 months (the “Separation Period”), paid over the Separation Period in accordance with normal payroll practices and (ii) if elected by Ms. Hellums, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

Any equity-based awards held by Ms. Hellums will be treated on her termination in accordance with the relevant plan rules and award documentation save that, if Ms. Hellums becomes a Severance Good Leaver, such termination shall be deemed to be for a “Good Leaver Reason” for the purposes of the applicable share plan.

In the event of a “Change of Control” (as defined in the employment agreement), any equity awards held by Ms. Hellums will vest and become exercisable in full. In addition, if Ms. Hellums becomes a Severance Good Leaver within 12 months after the occurrence of a “Change of Control,” Ms. Hellums will be entitled to the severance benefits described above, save that the Separation Period shall be increased to 12 months and the amount due will be paid in a single sum payment.

If Ms. Hellums’ employment is terminated by reason of her death or disability (in the circumstances described in the employment agreement), Ms. Hellums (or her estate) will be entitled to be receive: (i) payments and benefits accrued at the termination date; (ii) the annual bonus actually earned for the preceding bonus year to the extent unpaid on termination; and (iii) a pro-rata bonus in respect of the proportion of such year during which Ms. Hellums is employed by us. In addition, all vested equity awards will be treated in accordance with the relevant plan rules and award documentation as if Ms. Hellums was a “Good Leaver.”

During the term of her employment, Ms. Hellums is restricted from accepting appointments with third parties save as agreed by us.

Compensation paid to Ms. Hellums is subject to repayment and/or claw-back obligations arising under applicable law or otherwise implemented under any Company clawback policy in effect from time to time.

The employment agreement contains customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Ms. Hellums is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment and non-inducement restrictive covenants for a period of 12 months post-termination of her employment.

Service Agreement of Giles Campion

Giles Campion, our executive director, Chief Medical Officer and Head of R&D, entered into an employment agreement with us on May 26, 2020 (with an effective date of June 1, 2020). This agreement also governs the terms of his appointment as a director. Dr. Campion’s employment with us (under a prior agreement) commenced on June 1, 2019.

Pursuant to the terms of the employment agreement, Dr. Campion is entitled to an annual base salary, initially £306,000, which is subject to annual review. Under the terms of the employment agreement, Dr. Campion is also: (i) entitled to employer pension contributions at a rate of twice the contributions made by Dr. Campion, up to a maximum employer contribution of 10%, and no less than 5%, of Dr. Campion’s annual base salary each year (or to receive an equivalent cash payment in lieu of such contributions if Dr. Campion opts out of our pension scheme provided Dr. Campion provides evidence that he already has pension savings at or in excess of the U.K. “Lifetime Allowance”); (ii) entitled to participate, at our expense, in our life and private medical insurance schemes; and (iii) entitled to 25 days’ paid holiday per annum, plus holiday pay during the usual U.K. public holidays. Dr. Campion is eligible to participate in our discretionary bonus plan. Dr. Campion’s maximum annual bonus entitlement is 50% of his annual base salary. If Dr. Campion’s employment is terminated prior to the end of any bonus year, he is eligible to be paid a pro-rata bonus in respect of the proportion of such year worked by him.

Dr. Campion’s employment is terminable by either party on not less than six months’ prior written notice (increasing to twelve months’ following a change of control of the Company). We may elect to terminate Dr. Campion’s employment at any time by notifying him of such in writing and paying him his basic salary, benefits, bonus and holiday pay in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly instalments over the period of unworked notice and, if we so elect, Dr. Campion is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received. The remaining instalments due to Dr. Campion will then be reduced by the amount of such net income. We may elect to put Dr. Campion on garden leave for all or part of any period of notice. We retained the right to terminate Dr. Campion with immediate effect without notice or payment in lieu of notice in certain limited circumstances as defined in the employment agreement.

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

Equity Incentive Plans

2018 Employee Long-Term Incentive Plan

On February 2, 2018, we adopted our 2018 Employee Long Term Incentive Plan, or the Employee LTIP. The Employee LTIP was subsequently amended on October 6, 2019 and on June 22, 2020 when the sub-plan for U.S. employees, or the Employee U.S. Sub-Plan, was adopted and the board of directors approved the restatement of the Employee LTIP to provide a new share reserve (subject to shareholder approval, which was obtained on July 23, 2020).

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

As of December 31, 2021, awards of 8,052,699 which represents 2,684,233ADSs at a 3:1 ratio were outstanding under the Employee LTIP (all granted in the form of options).

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

Awards

Awards under the Employee LTIP may be in the form of a conditional right to acquire ADS/shares, or a Conditional Share Award, an option (including a CSOP option, as described below) to acquire shares with an exercise price which will not normally be less than £0.05 (being the nominal value of a share), unless arrangements are in place for such nominal value to be paid up as at the date of issue of the relevant shares, or a right to acquire shares subject to forfeiture in certain circumstances, or Restricted Shares.

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

Where the holder of an Old Award dies, a proportion of each Old Award will vest immediately, such proportion to be determined by the board. Alternatively, the board may decide that the Old Award will continue to vest according to the prescribed vesting schedule. The Old Awards may be exercised by the deceased employee’s representative for 12 months following the death. In the case where a holder of an Old Award ceases to be an employee by reason of injury, illness, disability or transfer outside of the company, a proportion of each Old Award will vest immediately, such proportion to be determined by the board. Alternatively, the board may decide that the Old Award will continue to vest according to the prescribed vesting schedule. The holder may exercise the Old Award during the period ending 90 days following the cessation of employment.

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

As of December 31, 2021, awards over 510,000 shares were outstanding under the Non-Employee LTIP (all granted in the form of options).

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
2020 Grants

The following table summarizes the options that we granted to our directors and executive officers under the 2018 Long Term Incentive Plan in 2021:

Name	Odinary Shares/Underlying Options	Exercise price per share	Exercise price per ADS	Grant Date	Expiration Date	Number of underlying shares	Number of underlying ADSs
Giles Campion	Underlying Options	£5.50	$22.29	23-Apr-21	23-Apr-31	160,000	53,333
Craig Tooman	Underlying Options	£5.26	$21.32	06-Jan-21	06-Jan-31	580,000	193,333
Rhonda Hellums	Underlying Options	£6.10	$24.72	29-Apr-21	29-Apr-31	75,000	25,000

Non-Executive Directors Remuneration

The following table sets forth the remuneration paid to our non-executive directors for service on our board of directors during the year ended December 31, 2021. The remuneration paid to our executive directors, Mr. Rothera and Dr. Campion, during the year ended December 31, 2021 is described in the section titled “Executive Officer Remuneration.”

	Base salary	Taxable benefits	Pension	Total fixed remuneration
	£’000s	£’000s	£’000s	£’000s
Non-Executive Directors:
Iain Ross	120	-	-	120
Alistair Gray	55	-	-	55
Dave Lemus	55	-	-	55
James Ede-Golightly	55	-	-	55
Dr Stephen Romano	55	-	-	55
Michael Davidson	54	-	-	54

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

C. Board Practices

Composition of our Board of Directors

Our board of directors is currently composed of eight members. In 2021, our board consisted of two executive directors, consisting of Mr. Rothera and Dr. Campion, and six non-executive directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that none of our directors, other than our executive directors, and Mr. Ross, who, having served as our Executive Chairman until September 14, 2020, was employed by us within the last three years, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these four directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our executive officers or directors.

In accordance with our articles of association, any director who served as a director at each of the preceding two annual general meetings of shareholders and who was not appointed or re-appointed by the shareholders at a general meeting at, or since, either such meeting shall retire from office at the next annual general meeting of shareholders. Retiring directors are eligible for re-election. See “Description of Share Capital and Articles of Association—Articles of Association— Directors” filed as Exhibit 2.3 to this report. Our executive directors are employed as officers on an “at will” basis and they will continue to serve unless terminated or unless they quit.

Committees of our Board of Directors

Our board of directors has four standing committees: an audit and risk committee, a remuneration committee, a nominations committee, and a science and technology committee.

Audit and Risk Committee of the Board

Our audit and risk committee, which consists of Messrs. Ede-Golightly, Gray, and Lemus and Dr. Davidson, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Lemus serves as chairman of the audit and risk committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Lemus is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our board has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq corporate governance rules. The audit and risk committee is governed by a charter that complies with the rules of Nasdaq.

The audit and risk committee’s responsibilities include:

•	monitoring the integrity of our financial and narrative reporting, preliminary announcements and any other formal announcements relating to our financial performance;
•	reviewing the appropriateness and completeness of our internal controls;
•	considering annually whether we should have an internal audit function;
•

overseeing our relationship with the external auditors and assessing the effectiveness of the external audit process, including in relation to appointment and tendering, remuneration and other terms of engagement, appropriate planning ahead of each annual audit cycle, the independence of external auditors, and approving any non-audit services to be provided by the external auditors;

•

maintaining regular, timely, open and honest communication with the external auditors, ensuring the external auditors report to the committee on all relevant matters to enable the committee to carry out its oversight responsibilities;

•	monitoring risk;
•	reviewing accounting policies and key estimates and judgments; and
•	establishing procedures for compliance, whistleblowing and fraud.

Remuneration Committee of the Board

Our remuneration committee, which consists of Messrs. Ede-Golightly, Lemus and Dr. Romano and Dr. Davidson, assists the board of directors in determining executive director and officer compensation. Mr. Ede-Golightly serves as chairman of the remuneration committee.

The remuneration committee’s responsibilities include:

•	setting a remuneration policy that is designed to promote our long-term success and reviewing the on-going appropriateness of such policy;
•	ensuring that the remuneration of executive directors and other senior executives reflects both their individual performance and their contribution to our overall results;
•	determining the terms of employment and remuneration of executive directors and other senior executives, including recruitment and retention terms;
•	approving the design and performance targets of any annual incentive schemes that include the executive directors and other senior executives;
•	agreeing upon the design and performance targets, where applicable, of all share incentive plans requiring shareholder approval;
•	rigorously assessing the appropriateness and subsequent achievement of the performance targets related to any share incentive plans;
•	recommending to our board of directors the fees to be paid to our Chair, who is excluded from this process;

•	gathering and analyzing appropriate data from comparator companies in the biotechnology sector; and
•	the selection and appointment of external advisers to the remuneration committee, if any, to provide independent remuneration advice where necessary.

Nominations Committee of the Board

Our nomination committee, which consists of Messrs. Ross, and Gray and Dr. Romano, assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board in developing our corporate governance principles. Mr. Ross serves as chairman of the nomination committee.

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

Science and Technology Committee of the Board

Our science and technology committee, which consists of Drs. Campion, Davidson and Romano, assists our board of directors in overseeing our scientific and research strategy. Dr. Campion serves as chairman of the science and technology committee. Our board of directors is responsible for appointing the members of the science and technology committee and each member can be appointed for a term of up to three years and such term may be extended by no more than two additional three-year periods.

The science and technology committee’s responsibilities include:

•	reviewing, evaluating and providing strategic advice to the board of directors on the quality, direction and competitiveness of our research and development programs;

•	reviewing, evaluating and providing strategic advice to the board of directors on our research and development strategy and plans, and the means for and progress in achieving its goals and objectives;

•

at the request of the board of directors, performing a scientific and technical review of internal and external investments, including business development projects, potential acquisitions, and purchase of new technologies;

•	conducting regular reviews of the pipeline; and

•	monitoring, identifying and discussing significant emerging science and technology issues and trends, including their impact on any research and development programs, plans, or policies.

D. Employees

As of December 31, 2021, we had 105 employees. Of these employees, 75 employees are engaged in research and development activities and 30 employees are engaged in general and administrative activities. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of members of our board and executive officers and arrangements involving our employees in our share capital, see Item 6.B. Compensation, Item 7.A. Major Shareholders and Item 7.B. Related Party Transactions.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2022 by:

•	each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2022. Percentage ownership calculations are based on 89,784,720 ordinary shares issued and outstanding as of March 1, 2022, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of March 1, 2022.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Silence Therapeutics plc, 72 Hammersmith Road, London W14 8TH, United Kingdom.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Richard Griffiths	20,696,352	23.1%
Robert Keith	12,199,473	13.6%
Compagnie Odier SCA (1)	6,404,250	7.1%
Robert Quested	7,004,127	7.8%
Mallinckrodt plc and affiliated entities (2)	5,062,167	5.6%
Executive Officers and Directors:
Craig Tooman (3)	222,101	*
Rhonda Hellums	28,504	*
Giles Campion, M.D. (4)	650,363	*
Mark Rothera (5)	862,788	*
Iain Ross (6)	800,712	*
James Ede-Golightly (7)	7,000	*
Alistair Gray (8)	13,903	*
Dave Lemus (9)	11,527	*
Steven Romano, M.D. (10)	31,493	*
Michael Davidson, M.D. (11)	16,993	*
All current directors and executive officers as a group (10 persons)	2,645,384	*
*Represents beneficial ownership of less than one percent

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

(3) Consists of 8,662 ordinary shares held and 213,439 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(4) Consists of 14,945 ordinary shares held and 635,418 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(5) Consists of 35,289 ordinary shares held and 827,499 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(6) Consists of 54,443 ordinary shares held and 746,269 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(7) Consists of 3,000 ordinary shares held and 4,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(8) Consists of 9,903 ordinary shares held and 4,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(9) Consists of 7,527 ordinary shares held and 4,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(10) Consists of 27,493 ordinary shares held and 4,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

(11) Consists of 12,993 ordinary shares held and 4,000 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2022.

B. Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

During the year ended December 31, 2021, the Group paid £nil (2020: £75k) to Gladstone Consultancy Partnership, a company controlled by Director Iain Ross. The amounts payable were settled before the relevant period ends.

In February 2022, we agreed to pay Gladstone Consultancy Partnership £7,500 (plus any applicable value-added tax) per month from February 1, 2022 until September 30, 2022 for consulting and advisory services.

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

B. Significant Changes.

On November 30, 2021 Silence Therapeutics plc announced the cancellation of admission of its ordinary shares of nominal value £0.05 each traded on AIM was effective. Silence’s American Depositary Shares, each representing three Ordinary Shares are now only tradeable on the Nasdaq Global Market under the ticker symbol SLN.

ITEM 9: THE OFFER AND THE LISTING

A. Offer and Listing Details.

Our ADSs are listed on the Nasdaq Global Market under the symbol “SLN”.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs are listed on The Nasdaq Global Market under the symbol “SLN”.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts.

Mallinckrodt License and Collaboration Agreement

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license additional complement-mediated disease targets from us, with Mallinckrodt exercising two such targets in July 2020. We are responsible for preclinical activities, and for conducting the development program for each product until the end of phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in research milestone payments for each program, in addition to funding for phase 1 clinical development including GMP manufacturing. We will fund all other preclinical activities. We received a research milestone payment of $2 million in October 2019 upon the initiation of work under our work plan for a particular C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In March 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. In April 2021, we received another $2.0 million research milestone for the initiation of the toxicology study for the first identified target. The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program.

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

AstraZeneca agreed to make an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. AstraZeneca also made an equity investment of $20 million in us in March 2020. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each option exercised to collaborate on an additional target.

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

Hansoh Research Collaboration, Option and License Agreement

On October 15, 2021, we entered into a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform.

Under the terms of the agreement, Hansoh has the exclusive option to license exclusive rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. We will retain exclusive rights for those two targets in all other territories. We are responsible for all activities up until Hansoh exercises its option and we will retain responsibility for development outside the China region post phase 1 studies. Hansoh also has the exclusive option to license exclusive global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target.

Both parties agreed to not exploit any other RNAi molecule designed to inhibit a relevant licensed target for the duration of the agreement with Hansoh. In addition, both parties agreed to not sell, license or otherwise transfer, or permit to exist or grant a lien, encumbrance, mortgage on the licensed target related intellectual property if such transfer or encumbrance would conflict with the rights granted to Hansoh.

Pursuant to the agreement, Hansoh made a $16 million upfront payment to us in December 2021. For first two targets in Greater China, Hong Kong, Macau and Taiwan under the collaboration, we will be eligible to receive up to $37 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and approval for sale in specified jurisdictions. For the global target, we are eligible to receive up to $81 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and regulatory approval in multiple geographies. For each target selected, we are also eligible to receive up to $367.5 million in sales-based milestone payments upon the achievement of specified annual net sales levels, as well as tiered low double-digit royalties as a percentage of net sales.

The agreement with Hansoh will expire on the last to expire royalty term, which is determined on a licensed product-by-licensed product and country-by-country basis, and is the later of (1) a certain number of years from the first commercial sale of the licensed product in the country, (2) the last to expire valid claim within the patent covering the composition of matter of the licensed compound contained in the licensed product in the country or (3) expiration of regulatory exclusivity granted by the prevailing governmental authority for the licensed product in the country. Hansoh has the right to terminate the agreement in its entirety after the option exercise date with respect to any licensed target in its entirety or on a country-by-country basis, for any or no reason, upon prior written notice to us. Hansoh also has the right to terminate the agreement with respect to any licensed target in its entirety or on a country-by-country basis prior to the option exercise date with respect to such licensed target, together with the associated research plan, or, in the case of termination of a licensed target in one or more, but not all, countries, the components of the associated research plan applicable solely to such terminated countries, for any or no reason, upon a shorter period of prior written notice to us if no IND has been filed in respect of a licensed product directed to the relevant licensed target and on a longer period of prior written notice to us if an IND has been filed. or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that Hansoh begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

Lease

We lease office space in London, England for our corporate headquarters and general and administrative functions under a lease with a term through September 2022. We also lease regional offices and laboratory space in Berlin, Germany and Hoboken, New Jersey.

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

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•	corporations that accumulate earnings to avoid U.S. federal income tax;
•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and
•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, generally no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

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

We do not believe we were a PFIC for our taxable year ended December 31, 2021 or for the year ended December 31, 2020. Regardless, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value on the last day of the last taxable year for which we are a PFIC, and any gain from such deemed sale would be subject to the excess distribution rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

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

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.

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

Credit and Liquidity Risk

Our cash, cash equivalents and short-term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2021, 2020 and 2019, which consisted solely of amounts due from AstraZeneca, Mallinckrodt and Alnylam.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2021.

Interest rate Risk

As of December 31, 2021, we had cash, cash equivalents and short-term deposits of £73.5 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and certificates of deposit from time to time. During the years ended December 31, 2021, 2020 and 2019, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

See note 29 of the financial statements for quantitative disclosures about market risk.

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

Description of ADSs

See Exhibit 2.4 for a description of the terms of our ADSs.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. None

B. None

C. None

D. None

E. Use of Proceeds.

In September 2020, we completed the listing of our ADSs on Nasdaq, which we refer to as the direct listing. In the direct listing we registered 53,732,291 ordinary shares, represented by an aggregate of 17,910,764 ADSs. We did not receive proceeds from the disposition, if any, of ordinary shares in the form of ADSs by the shareholders in connection with the direct listing, and the offering has been completed. The ordinary shares were registered under the Securities Act pursuant to a registration statement on Form F-1 (File No. 333-248203), which was declared effective by the SEC on September 4, 2020 and a registration statement on Form F-6 (File No. 333-248217) to register the ADSs, which was declared effective by the SEC on September 4, 2020.

ITEM 15: CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Remediation of Previously Disclosed Material Weakness

As described in Item 15. Controls and Procedures in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, we identified material weaknesses in our internal controls over our financial close and reporting process. The material weaknesses identified related to controls to address timely reconciliation and analysis of certain key accounts, including those related to revenue recognition and the recognition and accrual of research and development related expenses such as CRO and CMO activities. The material weaknesses arose because of insufficient business processes, related internal controls, and financial resources at the time to satisfy the additional accounting and financial reporting requirements required for a publicly listed company on Nasdaq.

To address and remediate the material weaknesses in internal control over financial reporting described above, we designed and implemented measures to improve our internal control over financial reporting with the following remedial actions:

•

Modified and continued to strengthen the accounting and finance personnel structure, including the hiring of a new Chief Financial Officer and VP of Finance, to strengthen the execution and oversight of formal policies, procedures and internal controls;

•	Implemented enhanced reconciliation and review procedures surrounding revenue recognition and the related calculation including inputs;
•

Implemented enhanced reconciliation and review procedures surrounding the accrual of research and development related expenses, including enhanced documentation and monitoring of internal project estimates of work performed over CRO and CMO activities.

During the fiscal year ended December 31, 2021, management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2021, these controls were appropriately designed and operating effectively to conclude the material weaknesses have been remediated.

Attestation Report of the Registered Public Accounting Firm

None.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B: CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers, including our principal executive, principal financial and principal accounting officers, members of our board of directors, and consultants. The Code of Business Conduct and Ethics is available on our website at www.silence-therapeutics.com. The information and other content on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

	2021	2020
Fee Category	£’000s	£’000s
Audit Fees	403	284
Audit Related Fees	180	431
Tax	-	-
Other Services	-	-
Total Fees	583	715

Audit Fees

For the years ended December 31, 2021 and 2020, audit services includes fees for the year end, half-year as well as quarterly interim reviews in 2021.

Audit Related Fees

For the years ended December 31, 2021 and 2020, audit related services are associated with the Nasdaq listing.

Tax Fees

We did not incur any tax fees for services from PricewaterhouseCoopers LLP in 2021 and 2020.

All Other Fees

We did not incur any other fees for services from PricewaterhouseCoopers LLP in 2021 and 2020.

Audit Committee Pre-Approval Policy and Procedures

All of the fees described above were pre-approved by the Audit and Risk Committee.

Our Audit and Risk Committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The Audit and Risk Committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit services. All non-audit services are pre-approved by the audit committee.

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

Nasdaq Diversity Disclosure

Board Diversity Matrix (As of March 1, 2022)
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	-	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	1	-	-
LGBTQ+	-	1	-	-
Did Not Disclose Demographic Background	-	-	-	-

ITEM 16H: MINE SAFETY DISCLOSURE

None

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

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

ITEM 19: EXHIBITS

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished Herewith

1.1	Amended and Restated Articles of Association	F-1	333-248203	3.1	8/20/2020
2.1*	Deposit Agreement, by and among the registrant and The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 4, 2020	F-1	333-254021	4.1	3/8/2021
2.2	Form of American Depositary Receipt	424B3	333-248217		9/4/2020
2.3	Description of Share Capital and Articles of Association					X
2.4	Description of American Depositary Shares					X
4.1#	Silence Therapeutics plc 2018 Long-Term Incentive Plan	F-1	333-248203	10.1	8/20/2020
4.2#	Silence Therapeutics plc 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.2	8/20/2020
4.3#	Employee U.S. Sub-Plan under the 2018 Employee Long-Term Incentive Plan	F-1	333-248203	10.3	8/20/2020
4.4#	Non-Employee U.S. Sub-Plan under the 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.4	8/20/2020
4.5†+	License and Collaboration Agreement, by and between the registrant and Mallinckrodt Pharma IP Trading DAC, dated July 18, 2019	F-1	333-248203	10.5	8/20/2020
4.6†+	Research Collaboration, Option and License Agreement, by and between the registrant and AstraZeneca AB, dated March 24, 2020	F-1	333-248203	10.6	8/20/2020
4.7†+

Exclusive Research Collaboration, Option and License Agreement by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Limited, dated October 14, 2021

						X
4.8	Form of Deed of Indemnity between the registrant and its directors	F-1	333-248203	10.7	8/20/2020
4.9	Form of Deed of Indemnity between the registrant and its executive officers	F-1	333-248203	10.8	8/20/2020
8.1	Subsidiaries of the Registrant	F-1	333-248203	21.1	8/20/2020
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					X
13.1	Section 1350 Certification of Chief Executive Officer					X
13.2	Section 1350 Certification of Chief Financial Officer					X
15.1	Consent of PricewaterhouseCoopers LLP					X

101.INS	Inline XBRL Instance Document	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

*	Exhibit 2.1 excludes Exhibit A thereto which was revised as set forth in Exhibit 2.2 listed above.
#	Indicates management contract or compensatory plan.
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

SILENCE THERAPEUTICS PLC
		By:	/s/ Craig Tooman
		Name:	Craig Tooman
Date:	March 17, 2022	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

PCAOB ID: 876Auditor Name: PricewaterhouseCoopers LLPAuditor Location: Reading, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silence Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silence Therapeutics plc and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.3 to the consolidated financial statements, the Group has incurred recurring losses and cash outflows from operations and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers LLP

Reading, United Kingdom

March 17, 2022

We have served as the Company's auditor since 2014.

SILENCE THERAPEUTICS plc

Consolidated income statements

(in thousands, except for loss per share)

	Note	2021	2020	2019
		£000s	£000s	£000s
Revenue	3	12,415	5,479	244
Cost of sales		(7,456)	(3,762)	-
Gross profit		4,959	1,717	244
Research and development costs		(30,765)	(20,209)	(13,336)
General and administrative expenses		(20,008)	(13,983)	(9,642)
Other losses - net	7	-	(3,372)	-
Operating loss	5	(45,814)	(35,847)	(22,734)
Finance and other expenses	8	(52)	(323)	(163)
Finance and other income	9	10	129	27
Loss for the year before taxation		(45,856)	(36,041)	(22,870)
Taxation	10	6,446	3,494	3,288
Loss for the year after taxation		(39,410)	(32,547)	(19,582)
Loss per ordinary equity share (basic and diluted)	11	(44.3) pence	(39.8) pence	(26.1) pence

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated statements of comprehensive income

(in thousands)

	2021	2020	2019
	£000s	£000s	£000s
Loss for the year after taxation	(39,410)	(32,547)	(19,582)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	(677)	472	(411)
Total other comprehensive income/(expense) for the year	(677)	472	(411)
Total comprehensive expense for the year	(40,087)	(32,075)	(19,993)

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated balance sheets

(in thousands)

		December 31,
	Note	2021	2020
		£000s	£000s
Non-current assets
Property, plant and equipment	12	1,944	1,127
Goodwill	13	7,592	8,125
Other intangible assets	14	24	17
Financial assets at amortized cost	17	301	303
		9,861	9,572
Current assets
Cash and cash equivalents	15	73,537	27,449
Derivative financial instrument	16	-	1,492
Financial assets at amortized cost – term deposit	17	-	10,000
R&D tax credit receivable	10	6,945	3,536
Other current assets	18	5,520	4,616
Trade receivables	19	331	29,306
		86,333	76,399
Non-current liabilities
Contract liabilities	22	(72,501)	(51,337)
		(72,501)	(51,337)
Current liabilities
Contract liabilities	22	(4,247)	(17,042)
Trade and other payables	20	(10,783)	(8,192)
Lease liability	21	(137)	(341)
		(15,167)	(25,575)
Net assets		8,526	9,059
Capital and reserves attributable to the owners of the parent
Share capital	24	4,489	4,165
Capital reserves	26	225,462	186,891
Translation reserve		1,541	2,218
Accumulated losses		(222,966)	(184,215)
Total shareholders equity		8,526	9,059

The financial statements on pages F1 to F33 were approved by the Board on March 16, 2022 and signed on its behalf.

Craig Tooman

Chief Executive Officer

Company number: 02992058

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS PLC

Consolidated statements of changes in equity

(in thousands)

	Note	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
		£000s	£000s	£000s	£000s	£000s
At December 31, 2018		3,554	163,121	2,157	(133,777)	35,055
Adoption of IFRS 16		-	-	-	(10)	(10)
At January 1, 2019		3,554	163,121	2,157	(133,787)	35,045
Recognition of share-based payments		-	584	-	-	584
Options exercised in the year		-	(1,370)	-	1,370	-
Proceeds from shares issued		365	4,908	-	-	5,273
Transactions with owners recognized directly in equity		365	4,122	-	1,370	5,857
Loss for year		-	-	-	(19,582)	(19,582)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations		-	-	(411)	-	(411)
Total comprehensive expense for the year		-	-	(411)	(19,582)	(19,993)
At December 31, 2019		3,919	167,243	1,746	(151,999)	20,909
Recognition of share-based payments	26	-	4,395	-	-	4,395
Options exercised in the year	26	-	(331)	-	331	-
Proceeds from shares issued	24 / 26	246	15,584	-	-	15,830
Transactions with owners recognized directly in equity		246	19,648	-	331	20,225
Loss for year		-	-	-	(32,547)	(32,547)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	472	-	472
Total comprehensive expense for the year		-	-	472	(32,547)	(32,075)
At December 31, 2020		4,165	186,891	2,218	(184,215)	9,059
Recognition of share-based payments	26	-	8,632	-	-	8,632
Options exercised in the year	26	-	(659)	-	659	-
Proceeds from shares issued	24 / 26	324	30,598	-	-	30,922
Transactions with owners recognized directly in equity		324	38,571	-	659	39,554
Loss for year		-	-	-	(39,410)	(39,410)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	(677)	-	(677)
Total comprehensive expense for the year		-	-	(677)	(39,410)	(40,087)
At December 31, 2021		4,489	225,462	1,541	(222,966)	8,526

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated cash flow statements

(in thousands)

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Cash flow from operating activities
Loss before tax	(45,856)	(36,041)	(22,870)
Depreciation charges	411	476	452
Amortization charges	16	20	30
Charge for the year in respect of share-based payments	8,632	4,395	584
Net foreign exchange loss	305	4,864	-
Gain on derivative financial instrument	-	(1,492)	-
Finance and other expenses	52	323	163
Finance and other income	(10)	(129)	(27)
(Gain)/loss on disposal of property, plant and equipment	-	(3)	2
Revaluation of trade and other receivables related to contract liabilities	-	(4,864)	-
(Increase)/decrease in trade and other receivables	27,483	(29,302)	(4)
Increase in other current assets	(904)	(3,731)	(4)
Decrease in derivative financial instrument	1,492	-	-
Decrease/(increase) in current financial assets at amortized cost – other	-	1	42
Increase in trade and other payables	2,405	1,303	3,058
Increase in contract liabilities	8,369	50,386	17,993
Cash generated/(spent) on operations	2,395	(13,794)	(581)
R&D tax credits received	4,411	3,018	2,308
Net cash (outflow)/inflow from operating activities	6,806	(10,776)	1,727
Cash flow from investing activities
Redemption/(purchase) of financial assets at amortized cost – term deposits	10,000	10,000	(15,000)
Interest received/(paid)	10	129	(6)
Purchase of property, plant and equipment	(1,311)	(511)	(9)
Disposal of property, plant and equipment	-	-	-
Purchase of intangible assets	(23)	(3)	-
Proceeds from sale of property, plant and equipment	-	3	-
Net cash inflow/(outflow) from investing activities	8,676	9,618	(15,015)
Cash flow from financing activities
Repayment of lease liabilities	(211)	(402)	-
Proceeds from issue of share capital	30,922	15,830	5,273
Net cash inflow from financing activities	30,711	15,428	5,273
Increase/(decrease) in cash and cash equivalents	46,193	14,270	(8,015)
Cash and cash equivalents at start of year	27,449	13,515	21,494
Effect of exchange rate fluctuations on cash and cash equivalents held	(105)	(336)	36
Cash and cash equivalents at end of year	73,537	27,449	13,515

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Notes to the consolidated financial statements

1.	General information
1.1	Group

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

New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2021:

•	Definition of Material – amendments to IAS 1 and IAS 8

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These include amendments to IAS1 'Presentation of financial statements' on classification of liabilities. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
2.2	Basis of consolidation

The Consolidated financial statements consolidate those of the Company and its controlled subsidiary undertakings drawn up to December 31, 2021. The Group controls an entity when the Group is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies into line with those used for reporting the operations of the Group. All intra Group transactions, balances, income and expenses are eliminated on consolidation.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.3	Going concern

The Company has incurred recurring losses since inception, including net losses of £39.4 million for the year ended December 31, 2021. As of December 31, 2021, the Company had accumulated losses of £223.0 million and cash outflows from operating activities.

The Company expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.

To-date, the Company has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Company received $40.0 million (£30.8 million) of the upfront payments in respect of the AstraZeneca collaboration, $45 million from a private placement of ADSs (approximately $42.0 million / £30.8 million, net of expenses) and a $14.4 million (£10.9 million) upfront payment, net of taxes withheld, related to Hansoh collaboration executed on October 14, 2021.  As of December 31, 2021, the Company had cash and cash equivalents of £73.5 million.

The Company has the responsibility to evaluate whether conditions and/or events raise material uncertainty about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The forecast for evaluating the going concern basis of the Company includes continued investment in our technology platform and product pipeline.   The forecast does not include collaboration milestones which have not been fully achieved or other assumptions for potential future non-dilutive or dilutive funding sources.  Based on this evaluation, the Company believes that its current cash and cash equivalents are only sufficient to fund its operating expenses through the first quarter of 2023.  This represents a material uncertainty which may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and does not include adjustments that would result if the Company were unable to continue as a going concern.

The Company will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Company may seek additional funding through public or private financings, debt financing or collaboration agreements. Specifically, the Company may receive future milestone payments of up to $19 million from existing collaboration agreements in the next 15 months which will extend the ability to fund operations beyond the first quarter of 2023.  However, these payments are dependent on achievement of certain development or regulatory objectives that may not occur. The Company has an authorized open market sale agreement and can potentially raise funds through the sale of ADSs for an aggregate offering price of up to $100 million from time to time.   The inability to obtain future funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or be unable to continue operations and ability to continue as a going concern.

2.4	Research and development

The Group recognize expenditure incurred in carrying out its research and development activities in line with management’s best estimation of the costs incurred to date for each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or, where applicable, product, has been received. Further details on research and development can be found in note 2.11.
2.5	Revenue recognition

The Group’s revenue for the year ended December 31, 2021 consists of royalty income and revenue from collaboration agreements.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Royalty income

The Group’s royalty income is generated by a settlement and license agreement with Alnylam. Under this contract, Alnylam is obliged to pay royalties to the Group on the net sales of ONPATTRO™ in the EU in a manner commensurate with the contractual terms. Invoices are raised in arrears on a quarterly basis based on sales information provided by Alnylam no later than 75 days after the quarter end.

The royalty exemption under IFRS 15 requires sales-based data. Royalty revenue is recognized when sales data is received, based on the level of sales when the related sales occur.

Revenue from collaboration agreements

We have considered the Mallinckrodt, AstraZeneca, and Hansoh contracts and assessed whether the research and development services and licence of the IP in respect of each target are distinct.

For all contracts we have concluded the license of the intellectual property and the R&D services are not distinct, as Mallinckrodt, AstraZeneca, and Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, and these services could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The contracts have multiple elements of consideration (some or all of the following), namely:

•	Upfront payments (fixed);
•	Subsequent milestone payments (variable);
•	FTE costs rechargeable (variable);
•	Recharges of direct costs for certain research activities (variable).

The Group’s effort under the contracts continues throughout their entire duration. On this basis revenue is recognized over the contract period based on costs to completion.

Revenue has been calculated on the following ongoing basis for the year ended December 31, 2021:

•	Total contract costs which includes actual FTE and direct costs incurred up to December 31, 2021 and forecast FTE and direct costs for the remainder of the contract
•	Actual costs incurred up until December 31, 2021 are calculated as a percentage of total contract costs (actual and forecast)
•

This percentage is then multiplied by the transaction price allocated to the performance obligation in question, thus calculating the cumulative revenue which is then used to calculate the revenue to be recognized in that period. In the case of the FTE recharges and other direct cost recharges, the consideration that is multiplied includes all amounts to the end of the contract (including the forecast amounts).  In the case of the upfront and milestones, the consideration that is multiplied is in relation to the upfront and completed milestones only.  Consideration in relation to milestones not yet been achieved is excluded from the calculation.

Forecast costs are monitored each period, with revenue recognized reflecting any changes in forecast or over/under spend in actuals.

Further details of the revenue amounts recognized in the year ended December 31,2021 can be found in note 3.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are translated into sterling using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the year unless individually significant to the Group at which point they are translated at spot rate. Exchange differences arising, if any, are recognized in equity.

2.7	Defined contribution pension funds

The contributions payable to defined contribution retirement schemes are recognized as an expense in the period to which they relate. On the payment of the contribution the Group has no further liability.
2.8	Business combinations

There were no new business combinations as defined by IFRS 3 during 2019, 2020 or 2021.

All goodwill is attributed to an acquisition that occurred in 2005.Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurred in connection with business combinations were capitalized as part of the cost of the acquisition.
2.9	Property, plant and equipment

The Group holds no property assets other than leased property assets classified as right-of-use assets. See note 2.14 for further details.

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

Goodwill is stated at cost less any accumulated impairment losses; it is allocated to those cash generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows. Goodwill is not amortised but is tested for impairment annually, or sooner when an indication of impairment has been identified. Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

identifiable assets, liabilities and contingent liabilities of the subsidiary at the date of acquisition. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
2.11	Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and less accumulated impairment losses.

Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life and goodwill are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licences and software10 – 15 years.

Capitalization of research and development costs

Costs associated with research activities are treated as an expense in the period in which they are incurred.

Costs that are directly attributable to the development phase of an internal project will only be recognized as intangible assets provided they meet the following requirements:

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

Careful judgment by management is applied when deciding whether recognition requirements for development costs have been met. This is necessary as the economic success of any product development is uncertain and may be subject to future technical problems at the time of recognition. Judgments are based on the information available at each balance sheet date.

To date, no development costs have been capitalized in respect of the internal projects on the grounds that the costs to date are either for the research phase of the projects or, if relating to the development phase, then the work so far does not meet the recognition criteria set out above. In most cases recognition would not occur until regulatory approval.

2.12  Impairment testing of goodwill, other intangible assets and property, plant and equipment

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. At least annually or if there is such an indication, the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

The recoverable amount of the asset or asset’s cash generating unit is the higher of the fair value less costs to sell and value in use.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment losses recognized for cash generating units to which goodwill has been allocated are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

2.13  Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

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

Derivative financial instruments

The Group uses forward contracts to manage exposure to risks from foreign exchange movements. Derivatives are initially recognized at fair value at the date that the contract is entered into and subsequently remeasured at each balance sheet date. The resulting gain or loss is recognized in the income statement.

Financial assets at amortized cost

Financial assets at amortised cost include trade receivables held in order to collect contractual cash flows, a term deposit held to collect solely payment of the principal and interest, and deposits on property operating leases and for the procurement of materials. These are measured at initial recognition at fair value plus, if appropriate, directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less provision for impairment. Any impairment is assessed using the Expected Credit Losses (ECL) model. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. Any impairment is recognized in the income statement.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.14  Leased assets

For any new contracts entered into on or after 1 January 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition, the Group assesses whether the contract meets two key evaluations, which are whether:

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

The Group has elected to account for short-term leases (leases with a duration of less than12 months) and leases of low-value assets using the practical expedients. Instead of recognising a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The interest payments for leases are recognized in the statement of cashflows under finance and other expenses.

Lease break clauses and extension options

When the Group has the option to extend a lease, management uses its judgment to determine whether or not an option would be reasonably certain to be exercised. Management considers all facts and circumstances including past practice and any cost that will be incurred to change the asset if an option to extend is not taken, to help determine the lease term.

Similarly, when a break clause exists in the lease agreement, management must consider the likelihood of this option to curtail the lease being exercised.

2.15  Share-based payments

Historically the Group has issued equity settled share-based payments to certain employees (see note 25). Equity settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value so determined is expensed on a straight-line basis over the vesting period, based on the Group of the number of shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

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

Any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments (even if this occurs after the vesting date) should be accounted for as a repurchase of an equity interest (that is, as a deduction from equity). But, if the payment exceeds the fair value of the equity instruments repurchased (measured at the repurchase date), any such excess should be recognized as an expense.

2.16  Equity

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

2.17  Taxation

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

Tax receivable arises from the U.K. legislation regarding the treatment of certain qualifying research and development costs, allowing for the surrender of tax losses attributable to such costs in return for a tax rebate. Research and development tax credits are recognized when the receipt is probable.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Withholding tax is payable on gross income from dividends, interest, lease of property, royalties, and other China-source passive income since the Group does not have an establishment or place of business in China.

2.18  Critical accounting estimates and judgments and key sources of estimation uncertainty

In the process of applying the entity’s accounting policies, management makes estimates and judgments that have an effect on the amounts recognized in the financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The critical judgments concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

•	Application of IFRS 15 in determining revenue from contracts with customers specifically:
o

The determination of the numbers of performance obligations. Judgment was required in determining whether the license and the R&D activities are distinct performance obligations or not. It is considered the license of the IP and the R&D activities are not distinct as the R&D services are essential to discover and develop a drug candidate and enhance the value in the underlying IP.  In addition, the gene targets are highly specialized such that only the Group has the specialist knowledge to apply the IP to the specific target.  On this basis, it has been concluded that there is only one single performance obligation covering both the R&D services and licenses of the IP in respect of each target;

o

The allocation of the upfront payments between performance obligations (judgment).  Mallinckrodt have paid the Group $20 million, AstraZeneca have paid the Group $60 million, and Hansoh paid $16 million upfront under their respective contracts, which is considered to be the initial transaction price.  A judgment was required in determining how this should be allocated across SLN501 and the additional optioned complement-mediated disease targets for Mallinckrodt. It was concluded in 2019 that because the compounds are at similar stages of development, the $20 million amount should be allocated evenly, on the basis of a benchmarking exercise considering the standalone selling price per target of past deals announced to the market by comparable companies. ; Similarly it was concluded that the $60 million amount should be allocated evenly across. target options for AstraZeneca.  The Hansoh $16 million upfront payment was allocated $4 million for each of the two targets in Greater China, Hong Kong, Macau and Taiwan and $8 million for the global target based on the benchmarking exercise, as well as consideration for geography licensed and other contractual terms.

o	The estimate of future costs to be incurred to determine percentage of completion of revenue contracts:

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In determining the percentage of completion of the revenue projects, the Group estimated the total future costs expected to be incurred through the life of the contract. An increase in future costs could arise as a result of a requested change in scope by the collaboration partner or through higher than anticipated internal costs incurred by Silence. The impact of a change in scope would be largely neutral on revenue recognition because there would be inconsequential increases in revenue to match the additional costs.  There is no experience of internal costs being higher than anticipated to date, but if this were the case then a 10% increase in future estimated costs would lead to a 7% reduction in revenue.

2.19	Segment reporting
●

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group’s Board. The Group has a single reportable segment (see note 4).

3.	Revenue

Revenue from collaboration agreements for the year ended December 31, 2021 relates to the Research collaboration agreements the Group entered into with Mallinckrodt plc in July 2019, Takeda Pharmaceutical Company Limited in January 2020, AstraZeneca plc in March 2020, and Hansoh in October 2021.

Revenue comprised £392k of royalty income (2020: £226k; 2019: £73k) and £12,023k of Research collaboration income (2020: £5,253k; 2019: £171k). Disaggregation of Revenue from Contracts with Customers is as follows:

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt plc	8,748	3,817	171
Research collaboration - AstraZeneca	2,652	22	-
Research collaboration - Other	623	1,414	-
Research collaboration - total	12,023	5,253	171
Royalties	392	226	73
Total revenue from contracts with customers	12,415	5,479	244

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. We received milestone payments totalling £2.9 million or $4 million (2020: £1.4m; 2019: £1.7m) during the year ended December 31, 2021. In addition to these payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2021, we recognized a total of £8.7 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20 million) in 2020 with a further amount of £30.8 million ($40 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2021, we recognized a total of £2.7 million in revenue under this agreement.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. We

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). There have been minimal activities performed in respect of this agreement to date.

We entered into a Technology Evaluation Agreement with Takeda on January 7, 2020 to explore the potential of our platform to generate siRNA molecules against a novel, undisclosed target controlled by Takeda. Under our collaboration agreement, we received a milestone payment of £1.6 million ($2 million) during the year ended December 31, 2020. We recognize the milestone payments over time, in accordance with IFRS 15 para 35 c). Our activities under the Technology Evaluation Agreement were effectively complete as of June 30, 2021.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO.  As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties until 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2021, we recognized a total of £0.3 million in royalty income from Alnylam

4.	Segment reporting

In 2021, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the CODM. For the 12 months ended December 31, 2020 and 2021, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the group’s assets and revenues by location is shown below:

	U.S.A.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2020	54	689	8,829	9,572
As at December 31, 2021	17	516	9,328	9,861

Revenue analysis for the year ended December 31, 2019
Research collaboration	-	171	-	171
Royalties	-	-	73	73
	-	171	73	244

Revenue analysis for the year ended December 31, 2020
Research collaboration	-	5,253	-	5,253
Royalties	-	-	226	226
	-	5,253	226	5,479

Revenue analysis for the year ended December 31, 2021
Research collaboration	-	12,023	-	12,023
Royalties	-	-	392	392
.	-	12,023	392	12,415

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.	Operating loss

This is stated after charging/(crediting):

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Depreciation of property, plant and equipment	411	476	452
Amortization of intangibles	16	20	30
Share-based payments charge	8,632	4,395	584
(Gain)/loss on disposal of property, plant and equipment	-	(3)	2
Short lease payments on premises	332	347	374
Fees payable to the Company's auditors for the audit of the Company and the consolidation:
- audit fees	403	284	105
- other assurance services	180	431	554

6.	Directors and staff costs

Staff costs, including Directors’ remuneration, during the year for the Group were as follows:

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Wages and salaries	10,837	6,656	5,060
Social security costs	1,491	827	1,391
Other pension costs	319	201	163
Share-based payments charge	8,632	4,395	584
Total aggregate remuneration	21,279	12,079	7,198

	Year ended December 31,
	2021	2020	2019
	Number	Number	Number
Research and development and related support services	66	39	30
Administration	26	26	16
Total average number of employees	92	65	46

7.	Other losses

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Net foreign exchange losses	-	(4,864)	-
Net fair value gain on derivative	-	1,492	-
Total Other losses	-	(3,372)	-

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8.	Finance and other expenses

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Lease liability interest expense	8	16	33
Net foreign exchange losses	44	307	130
Total Finance and other expenses	52	323	163

9.	Finance and other income

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Bank interest receivable	10	129	27
Total Finance and other income	10	129	27

10.	Taxation

The entire tax credit of £6.4m relates to current tax as shown below. No deferred tax was recognised in the year

The deferred tax charge in 2021 was nil (2020: nil; 2019: nil). Reconciliation of tax credit at standard rate of U.K. corporation tax to the current tax credit:

	Year ended December 31,
	2021	2020	2019
	£000s	£000s	£000s
Loss before tax	(45,856)	(36,041)	(22,870)
Tax credit at the standard rate of U.K. corporation tax of 19% (2020: 19% ; 2019: 19%)	8,713	6,848	4,345
Effect of overseas tax rate	(264)	(85)	5
Impact of unrelieved tax losses not recognized	(8,639)	(6,763)	(4,350)
Adjustment in respect of prior year	875	(42)	228
Research and development tax credit in respect of current year	6,945	3,536	3,060
Effect of overseas taxes	(1,184)	-	-
	6,446	3,494	3,288

Estimated tax losses of £154.1 million (2020: £135.6 million; 2019: £112.6 million) are available for relief against future profits.

The deferred tax asset not recognized in these financial statements on the estimated losses and the treatment of the equity settled share- based payments, net of any other temporary timing differences is detailed in note 23. During the year, the Group received a research and development tax credit of £4.4 million (2020: £3.02 million; 2019: £2.31 million), which resulted in an adjustment to the credit recorded in the year ended December 31, 2020 of a further £0.9 million. The Group has accrued £6.95 million (2020: £3.54 million; 2019: £3.06 million) recognising a current tax asset in respect of 2021 research and development tax credits. The company had a foreign tax expense of £0.2 million. (2020: £nil; 2019: £nil).

The corporation tax main rate during 2021 was 19% (2020: 19%; 2019: 19%). In the Spring Budget 2021, the U.K. Government announced that from 1 April 2023 the corporation tax rate will increase to 25%. As the company has not recognized and related deferred tax assets as at 31, December 2021, the tax rate increase has no impact.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties, and other China-source passive income. The Group entered into a collaboration agreement with Hansoh, a biopharmaceutical company in China and received a $16 million upfront payment, which required withholding tax of $1.6 million.

11.	Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the financial year after taxation of £39.41 million (2020: loss of £32.55 million; 2019: loss of £19.58 million) and on the weighted average of 88,950,441 (2020: 81,772,124; 2019: 75,126,869) ordinary shares in issue during the year.

The options outstanding at December 31, 2021, December 31, 2020 and December 31, 2019 are considered to be anti-dilutive as the Group is loss-making.
12.	Property, plant and equipment

	Equipment and furniture	Right-of-use asset	Total
	£000s	£000s	£000s
Cost
At January 1, 2020	3,403	160	3,563
Additions	511	456	967
Disposals	(2)	(160)	(162)
Translation adjustment	154	-	154
At December 31, 2020	4,066	456	4,522
At January 1, 2021	4,066	456	4,522
Additions	1,311	-	1,311
Disposals	(46)	(111)	(157)
Translation adjustment	(219)	-	(219)
At December 31, 2021	5,112	345	5,457
Accumulated depreciation
At January 1, 2020	2,856	96	2,952
Charge for the year	291	185	476
Eliminated on disposal	(2)	(160)	(162)
Translation adjustment	129	-	129
At December 31, 2020	3,274	121	3,395
At January 1, 2021	3,274	121	3,395
Charge for the year	238	173	411
Eliminated on disposal	(46)	(74)	(120)
Translation adjustment	(173)	-	(173)
At December 31, 2021	3,293	220	3,513
Net book value
As at December 31, 2020	792	335	1,127
As at December 31, 2021	1,819	125	1,944

13.	Goodwill

	Year ended December 31,
	2021	2020
	£000s	£000s
Balance at start of year	8,125	7,692
Translation adjustment	(533)	433
Balance at end of year	7,592	8,125

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The recoverable amount is based on fair value less cost of disposal.

The key assumptions used in the valuation models to determine the fair value less cost of disposal are as follows:

•	Fair value has been determined as market capitalization (share price x number of shares in issue) at December 31, 2021
•	Disposal costs have been estimated to be minimal

Goodwill is assessed at a segment level. Management has assessed that the headroom in the valuation model used demonstrates that there is no reasonably possible change to a key assumption used in determining fair value less cost of disposal that would cause the carrying amount of goodwill to exceed its recoverable amount (as there is only one operating segment, we have considered the fair value of the entire business as market capitalization at December 31, 2021, which was £528.8 million (2020: £447.4 million), with share price not dropping significantly below its December 31, 2021 value at any point so far in 2022, and therefore a sensitivity analysis has not been presented).

14.	Other intangible assets

Licenses & software
£000s
Cost
At January 1, 2020	102
Additions	3
Translation adjustment	2
At December 31, 2020	107
At January 1, 2021	107
Additions	23
Translation adjustment	-
At December 31, 2021	130
Accumulated depreciation
At January 1, 2020	68
Charge for the year	20
Translation adjustment	2
At December 31, 2020	90
At January 1, 2021	90
Charge for the year	16
Translation adjustment	-
At December 31, 2021	106
Net book value
As at December 31 2020	17
As at December 31 2021	24

The intangible assets included above have finite useful lives estimated to be of 10–15 years from the date of acquisition, over which period they are amortised or written down if they are considered to be impaired. Internally generated patent costs are only recorded where they are expected to lead directly to near-term revenues, none have been capitalized to date.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.	Cash and cash equivalents

	December 31,
	2021	2020
	£000s	£000s
Cash at bank and in hand	73,537	12,449
Short term bank deposits	-	15,000
Total Cash and cash equivalents	73,537	27,449

Cash at bank comprises balances held by the Group in current and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

16.Derivative financial instruments

Derivative financial instruments relate to an open forward currency contract measured at fair value through the income statement. The fair value was calculated from data sourced from an independent financial market data provider using mid-market-end-of-day data as of Close of Business date as December 31, 2021.

	2021	2020
	£000s	£000s
Derivatives carried at fair value	-	1,492

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

Current financial assets at amortized cost, other than trade receivables as disclosed in note 17, include fixed interest £nil six-month term deposits (2020: £10,000k).

	December 31,
	2021	2020
	£000s	£000s
Current financial assets at amortized cost – term deposit	-	10,000
Non-current financial assets at amortized cost	301	303
Total financial assets at amortized cost	301	10,303

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18.	Other current assets

	December 31,
	2021	2020
	£000s	£000s
Prepayments	4,309	3,940
VAT receivable	1,211	676
Total other current assets	5,520	4,616

19.	Trade receivables

	December 31,
	2021	2020
	£000s	£000s
Trade receivables	331	29,306

The 2020 receivable balance relates to the upfront payment from AstraZeneca.

The Directors consider that the carrying amount of trade receivables approximates to their fair value.

No interest is charged on outstanding receivables. There were no overdue trade receivables balances.

The Group has applied an expected credit loss model to the balance and determined that £nil (2020: £nil) provision is required.

20.	Trade and other payables

	December 31,
	2021	2020
	£000s	£000s
Trade payables	4,065	2,285
Social security and other taxes	318	1,107
Accruals and other payables	6,215	4,800
Corporate income tax payable	185	-
Total trade and other payables	10,783	8,192

The Directors consider that the carrying amount of trade and other payables approximates to their fair value.
21.	Lease liability

	December 31,
	2021	2020
	£000s	£000s
Lease liability	137	341
Total lease liability	137	341

In 2021 the lease liability recognized on the face of the balance sheet comprises of the Group’s London office.   The repayment of the principal portion of these lease liabilities for the year-ending December 31, 2021 was £211k (2020: £450k).

There are 2 short leases in Berlin, Germany not included in the lease liability above. Both are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, thus allowing exemption using the practical expedient, without significant cost.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22.	Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca plc, and Hansoh Research collaborations.

	December 31,
	2021	2020
	£000s	£000s
Contract liabilities:
Current	4,247	17,042
Non-current	72,501	51,337
Total contract liabilities	76,748	68,379

	Current	Non-current	Total
	£000s	£000s	£000s
Contract liabilities:
At January 1, 2020	2,478	15,515	17,993
Additions during period	19,779	35,822	55,601
Revenue unwound during period	(5,215)	-	(5,215)
At December 31, 2020	17,042	51,337	68,379
At January 1, 2021	17,042	51,337	68,379
Additions during period	4,166	16,226	20,392
Revenue unwound during period	(12,023)	-	(12,023)
Program rephasing	(4,938)	4,938	-
At December 31, 2021	4,247	72,501	76,748

23.	Deferred tax

The Group has the following unrecognized deferred tax assets as at December 31, 2021:

	December 31,
	2021	2020
	£000s	£000s
Trading losses	33,909	31,426
Share based payments	3,159	3,443
Capital losses	1,496	1,496
Total unrecognized deferred tax asset	38,564	36,365

To total unrecognized deferred tax assets are calculated based on the main corporate tax rate of 19%. Unrecognized deferred tax assets from foreign trading losses are calculated at the tax rate applicable to the related jurisdiction.

Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilise losses. Due to the uncertainty of future capital gains, a deferred tax asset in respect of capital losses was not recognized at December 31, 2021 (2020: nil).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.	Share capital

	December 31,
	2021	2020	2019
	£000s	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	4,489	4,165	3,919

	Number	Number	Number
Number of shares in issue	89,784,720	83,306,259	78,370,265

 The Group has only one class of share. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

Details of the shares issued during the current and previous year are as follows:

Number of shares in issue at January 1, 2019	71,069,933
Shares issued during the year	5,062,167
Options exercised at £0.05	581,101
Options exercised at £0.25	728,078
Options exercised at £1.00	40,000
Options exercised at £1.06	23,986
Options exercised at £1.10	200,000
Options exercised at £1.12	5,000
Options exercised at £1.17	500,000
Options exercised at £1.25	160,000
Number of shares in issue at December 31, 2019	78,370,265
Shares issued during the year	4,276,580
Options exercised at £0.05	496,666
Options exercised at £0.85	56,470
Options exercised at £1.00	60,000
Options exercised at £1.90	46,278
Number of shares in issue at December 31, 2020	83,306,259
Shares issued during the year	6,066,654
Options exercised at £0.05	66,114
Options exercised at £0.85	121,854
Options exercised at £1.00	25,000
Options exercised at £1.28	720
Options exercised at £1.90	198,119
Number of shares in issue at December 31, 2021	89,784,720

At December 31, 2021, there were options outstanding of 8,052,699 (2020: 6,768,894; 2019: 4,302,617 ) unissued ordinary shares.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of the options outstanding are as follows:

Year of issue	Weighted average Exercise price (£)	Weighted average Exercise price ($)	At January 1, 2021	Options granted	Options forfeited	Options expired	Options exercised	At December 31, 2021	Weighted average years to expiry date
2013	1.06	1.43	10,000				(10,000)	-	1.54
2014	1.06	1.43	21,000				(9,000)	12,000	2.46
2015	1.06	1.43	16,000				(6,000)	10,000	3.52
2016	1.21	1.64	60,215				(720)	59,495	4.37
2017	1.77	2.38	171,500				(32,780)	138,720	5.75
2018	0.05	0.07	223,766		(13,068)			210,698	6.32
2019	1.20	1.62	3,109,337		(466,250)		(353,307)	2,289,780	7.73
2020	3.57	4.82	3,157,076		(37,007)		-	3,120,069	7.91
2021	5.54	7.48		2,259,153	(47,216)			2,211,937	9.28

Total			6,768,894	2,259,153	(563,541)	-	(411,807)	8,052,699	8.31

On November 29, 2021, the Company completed delisting from AIM.  As a result, the Company converted the existing employee share options to ADSs which represents three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the average of the last five business trading days currency conversion of sterling pounds to US dollars, which was 1.334058 sterling pounds to 1 US Dollar. This is not a modification of the existing share option grants, as the value or timing of the grants was unchanged.

The market price of Company shares at the year-end was $23.89/ADS ($7.96 or 590 pence/share). (2020: 514 pence; 2019: 350 pence). During the year the minimum and maximum prices were 443 pence and 680 pence, respectively (2020: 304 pence and 515 pence; 2019: 41 pence and 610 pence).
25.	Equity-settled share-based payments

The Group has issued share options under the 2018 Long Term Incentive Plan (LTIP), 2018 Non-Employee Long Term Inventive Plan (Non-Employee LTIP), and individual share option contracts, open to all employees of the Group, as well as EMI shares (none of which remain outstanding at December 31, 2021). Under the LTIP, Non-Employee LTIP, individual contracts and schemes available, the options typically vest after 3 years, with the exception of some options granted to certain members of key management personnel. The vesting period for these options ranges from 3 to 33 months. The options usually lapse after one year following the employee leaving the Group.

	2021		2020		2019
	Number of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price
		Pence		Pence		Pence
Options
Outstanding at the beginning of the year	6,768,894	226.83	4,302,617	102.46	4,718,302	70.17
Granted during the year	2,259,153	554.60	3,178,216	351.90	4,722,281	129.40
Lapsed or forfeited during the year	(563,541)	146.02	(52,525)	5.00	(2,899,801)	105.32
Exercised during the year	(411,807)	116.62	(659,414)	33.48	(2,238,165)	57.51
Outstanding at the year-end	8,052,699	329.74	6,768,894	226.83	4,302,617	102.46
Exercisable at the year-end	2,503,504	263.45	1,079,609	151.33	647,215	31.96

The table above shows the number of options in relation to ordinary shares. This equated to 2,684,233 outstanding and 834,501 exercisable ADS’s at year end, basis on the conversion ratio of three ordinary share options to one ADS as disclosed in Note 24.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The options outstanding at the year-end have a weighted average remaining contractual life of 8.3 years (2020: 7.4 years; 2019: 7.2 years). The weighted average share price at the time of exercise during the year was 575.39 pence (2020: 435.19 pence; 2019: 126.24 pence).

The Group granted 2,259,153 options during the year (2020: 3,178,216; 2019: 4,722,281). The fair value of options granted were calculated using a Binomial or Monte Carlo model and inputs into the model were as follows:

	2021	2020	2019
Inputs and assumptions for options granted in the year:
Weighted average share price (pence)	586.0	461.0	175.9
Weight average hurdle price (pence)	n/a	90.0	218.6
Weighted average exercise price (pence)	520.0	352.0	129.4
Option life (years)	10.0	10.0	10.0
Expected volatility	65%-70%	70%-72%	50%-72%
Risk free rate	0.28%-1.04%	0.19%-0.44%	0.41%-1.32%
Expected dividend yield	nil	nil	nil

The Group recognized total charges of £8,632k (2020: £4,395k; 2019: £584k) related to equity settled share-based payment transactions during the year.

Fair value of the grants has been calculated using volatility assumptions between 65% and 70%, based on the three year historical volatility as at the respective date of grant.

The Group does not bear any responsibility to settle any employee tax obligations that arise on the exercise of share options. The estimated employer tax obligation on outstanding options at the year-end was £633k (2020: £491k; 2019: £711k).
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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The share-based payments reserve reflects the cost to issue share-based compensation, primarily employee share options.

	Share Premium account	Merger reserve	Share-based Payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2019	133,242	22,248	2,437	5,194	163,121
Shares issued	3,767	-	-	-	3,767
On options in issue during the year	1,141	-	584	-	1,725
On options exercised during the year	-	-	(1,370)	-	(1,370)
Movement in the year	4,908	-	(786)	-	4,122
At December 31, 2019	138,150	22,248	1,651	5,194	167,243
Shares issued	15,396	-	-	-	15,396
On options in issue during the year	-	-	4,395	-	4,395
On options exercised during the year	188	-	(331)	-	(143)
Movement in the year	15,584	-	4,064	-	19,648
At December 31, 2020	153,734	22,248	5,715	5,194	186,891
Shares issued	30,138	-	-	-	30,138
On options in issue during the year	-	-	8,632	-	8,632
On options exercised during the year	460	-	(659)	-	(199)
Movement in the year	30,598	-	7,973	-	38,571
At December 31, 2021	184,332	22,248	13,688	5,194	225,462

27.	Capital commitments and contingent liabilities

There were no capital commitments at December 31, 2021 (2020: nil; 2019: nil).
28.	Commitments under short leases

At December 31, 2021, the Group had a gross commitment on its office rental and service charge in Berlin, Germany equal to £286k (2020: £100k; 2019: £100k) in the next year. No amounts are payable after more than one year.

In addition, the Group enters into contracts in the normal course of business with contract research organisations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the disclosure above.
29.	Financial instruments and risk management

The Group’s financial instruments comprise primarily cash and other financial assets and various items such as receivables and trade payables which arise directly from its operations. The main purpose of these financial instruments is to provide working capital for the Group’s operations. The Group assesses counterparty risk on a regular basis. Board approval is required for adoption of any new financial instrument or counterparty. The primary focus of the treasury function is preservation of capital.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets by category

The categories of financial assets included in the balance sheet and the heading in which they are included are as follows. The measurement of financial assets is at amortised cost unless otherwise stated:

	December 31,
	2021	2020
	£000s	£000s
Trade receivables	331	29,306
Cash and cash equivalents	73,537	27,449
Term deposits	-	10,000
Derivative financial instruments held at fair value	-	1,492
Non-current financial assets at amortized cost	301	303
	74,169	68,550

Financial liabilities by category

	December 31,
	2021	2020
	£000s	£000s
Trade and other payables	10,464	7,085
Lease liability	137	341
	10,601	7,426

All amounts are short-term.

Credit quality of financial assets (loans and receivables)

The maximum exposure to credit risk at the reporting date by class of financial asset was:

	December 31,
	2021	2020
	£000s	£000s
Trade receivables	331	29,306
Financial assets at amortized cost – non-current	301	303
	632	29,609

Cash and cash equivalents and term deposits are not considered to be exposed to credit risk due to the fact they are held in a financial institution with an “A” rating. The Group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be unlikely.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Financial assets and liabilities denominated in euros and translated into sterling at the closing rate were:

	December 31,
	2021	2020
	£000s	£000s
Financial assets	1,918	467
Financial liabilities	(3,278)	(1,190)
Net financial liabilities	(1,360)	(723)

Financial assets and liabilities denominated in US dollars and translated into sterling at the closing rate were:

	December 31,
	2021	2020
	£000s	£000s
Financial assets	11,248	29,427
Financial liabilities	(876)	(2,123)
Net financial assets	10,372	27,304

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regard to the exchange rate for sterling against the euro.

During the year sterling rose by 4% (2020: 6%) against the euro. The table shows the impact of an additional weakening or strengthening of sterling against the euro by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2021
Group result for the year	(39,410)	(35,618)	(45,099)
Euro denominated net financial liabilities	(1,360)	(1,133)	(1,700)
Total equity at December 31, 2021	8,526	8,753	8,186

2020
Group result for the year	(32,547)	(29,056)	(37,784)
Euro denominated net financial liabilities	(723)	(603)	(904)
Total equity at December 31, 2020	9,059	9,180	8,878

2019
Group result for the year	(19,582)	(18,645)	(21,257)
Euro denominated net financial liabilities	(640)	(533)	(800)
Total equity at December 31, 2019	20,909	18,879	23,995

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regards to the exchange rate for sterling against the US dollar.

During the year sterling rose by 7% (2020: 4%) against the US dollar. The table shows the impact of an additional weakening or strengthening of sterling against the US dollar by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2021
Group result for the year	(39,410)	(37,225)	(42,688)
U.S. dollar denominated net financial assets	10,372	8,643	12,965
Total equity at December 31, 2021	8,526	6,797	11,119

2020
Group result for the year	(32,547)	(31,283)	(34,442)
U.S. dollar denominated net financial assets	27,304	22,753	34,130
Total equity at December 31, 2020	9,059	4,508	15,885

2019
Group result for the year	(19,582)	(19,337)	(19,950)
U.S. dollar denominated net financial assets	1,597	1,330	1,996
Total equity at December 31, 2019	20,909	20,643	21,308

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

30.  Notes to the cash flow statement

Changes in liabilities arising from financing activities.

	January 1, 2021	Cash flows from financing activities : Repayments	Non-cash flows: New lease liabilities	December31, 2021
	£000s	£000s	£000s	£000s
Lease liabilities	341	(211)	7	137
Total liabilities from financing activities	341	(211)	7	137

31.  Related party transactions

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

During the year ended December 31, 2021, we paid £nil (2020: £75k; 2019: £9k) to Gladstone Consultancy Partnership, a company controlled by our Non-Executive Chairman. The amounts payable were settled before the relevant year ends.

In 2022, we agreed to pay Gladstone Consultancy Partnership £7,500 (plus any applicable value-added tax) per month from February 1, 2022 until September 30, 2022 for consulting and advisory services to be provided by Iain Ross.

Key management are considered to be Directors of the Group.

32. Post balance sheet events

There were no post balance sheet events as of the filing date.