Form 20-F
period 2022-12-31
Silence Therapeutics plc
filed 2023-03-15
CIK 1479615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ordinary shares, nominal value £0.05 per share: 107,808,471 as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in pounds sterling and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements included in this report were prepared in accordance with generally accepted accounting principles in the United States. All references in this report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Except with respect to U.S. dollar amounts presented as contractual terms or otherwise indicated, all amounts presented in this report in U.S. dollars have been translated from pounds sterling solely for convenience at an assumed exchange rate of $1.21 per £1.00, based on the noon buying rate of the Federal Reserve Bank of New York on December 31, 2022. We make no representation that any pounds sterling or U.S. dollar amounts referred to in this Annual Report could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, or at all. These translations should not be considered representations that any such amounts have been, could have been or could be converted from pounds sterling into U.S. dollars at that or any other exchange rate as of that or any other date.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Additionally, numerical figures under £100,000 have been rounded to the nearest thousand in this Annual Report.

All references to “shares” or “ordinary shares” in this Annual Report refer to ordinary shares of Silence Therapeutics plc with a nominal value of £0.05 per share. All references to ADSs refer to American Depositary Shares, each representing three ordinary shares of Silence Therapeutics plc, which are denominated in U.S. dollars and listed on Nasdaq.

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
•
our belief that our existing cash, cash equivalents and U.S. Treasury Bills will be sufficient to fund our operating expenses and capital expenditure requirements through the first quarter of 2024; and
•
regulatory developments in the United States, United Kingdom, European Union, or EU, and other jurisdictions.

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

A. [Reserved.]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Investing in American Depositary Shares representing our ordinary shares, or ADSs, involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Annual Report, including our consolidated financial statements and the related notes, before investing in the ADSs. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this report and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

•
Our need for substantial additional financial resources to continue as a going concern, continue ongoing development of our product candidates and pursue our business objectives; if we are unable to obtain these additional resources when needed, we may be forced to delay or discontinue our planned operations, including clinical testing of our product candidates.
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

•
We will need additional capital, which may not be available on acceptable terms, or at all.
•
We face competition from other companies that are working to develop novel drugs and technology platforms using technologies similar to ours. If these companies compete with us for limited manufacturing supplies, or for animals critical for preclinical testing, or otherwise develop drugs more rapidly than we do, or their technologies, including delivery technologies, are more effective, our ability to successfully commercialize drugs may be adversely affected.
•
We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of manufacturing, research or clinical testing.
•
If we are unable to obtain or protect intellectual property rights related to our current or future product candidates, we may not be able to compete effectively in any or all markets.
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
•
The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, may require additional licenses and procedural steps and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.
•
The Ukraine/Russia War could adversely affect our operations, including increases in the prices of the supplies used in our business, supply chain interruptions and increased cybersecurity risks.
•
Inflation may adversely affect our operations, including increases in the prices of goods and services required for our operations.

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

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (2) the last day of 2025; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur on the last day of any fiscal year that the aggregate worldwide market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

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

We are a clinical-stage biopharmaceutical company. As of the date hereof, our operations have been primarily limited to developing our siRNA product platform, undertaking basic research around siRNA targets, conducting preclinical and clinical studies and out-licensing some of our intellectual property rights. We have not yet obtained marketing approval for any product candidates and may not for the foreseeable future, if ever. Consequently, any predictions about our future success or viability, or any evaluation of our business and prospects, may not be accurate.

We have incurred net losses in each year since our inception. Our net losses were £40.5 million for the year ended December 31, 2022, £39.4 million for the year ended December 31, 2021, and £32.5 million for the year ended December 31, 2020. As of December 31, 2022, we had an accumulated loss of £263.3 million. Our losses have resulted from costs incurred to research and development, including our preclinical and clinical development activities.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, although these losses may fluctuate significantly between periods. We anticipate that our expenses will increase substantially as we continue the research, preclinical and clinical development of our product candidates, both independently and under our collaboration agreements with third parties. We would also incur additional expenses in connection with seeking marketing approvals for any product candidates that successfully complete clinical trials, if any, and establishing a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval. We will also need to maintain, expand and protect our intellectual property portfolio, hire additional personnel, and create additional infrastructure to support our operations and our product development efforts. We expect that all of these additional expenses will cause our total expenses to substantially exceed our revenue over the near term, resulting in continuing operating losses and increasing accumulated deficits.

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
•
seeking, obtaining and maintaining marketing approvals for product candidates that successfully complete clinical trials;
•
establishing and maintaining supply and manufacturing relationships with third parties, or establishing our own manufacturing capability;
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

We will require additional financial resources to continue as a going concern and to continue ongoing development of our product candidates and pursue our business objectives; if we are unable to obtain these additional resources when needed or on acceptable terms, we may be forced to delay or discontinue our planned operations, including clinical testing of our product candidates.

We have used substantial funds to develop our RNAi technologies and will require substantial funds to conduct further research and development, including preclinical testing and clinical trials of our product candidates, and to manufacture, market and sell any of our products that may be approved for commercial sale. Because the length of time or activities associated with successful development of our product candidates may be greater than we anticipate, we are unable to estimate the actual funds we will require to develop and commercialize them. As of December 31, 2022, our accumulated losses since inception were £263.3 million. We expect our operating expenditures and net losses to increase significantly in connection with our ongoing clinical trials and our internal research and development capabilities.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We will need additional capital to fund our operations and such funding may not be available to us on acceptable terms, or at all. We may need additional capital or to otherwise obtain funding through additional strategic collaborations if we choose to initiate clinical trials for product candidates other than those which are funded by our collaboration partners. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates.

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

The Company has incurred recurring losses since inception, including net losses of £40.5 million for the year ended December 31, 2022. As of December 31, 2022, the Company had accumulated losses of £263.3 million and cash outflows from operating activities for the year ended 31 December 2022 of £45.5 million. The Company expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.

To-date, the Company has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Company received $40.0 million (£30.8 million) of the upfront payments in respect of the AstraZeneca collaboration, $45 million from a private placement of ADSs (approximately $42.0 million / £30.8 million, net of expenses) and approximately $16.0 million (£10.7 million)

of the upfront payment, (net of taxes withheld, based on the exchange rate at the payment date), related to the Hansoh Pharmaceutical Group Company Limited or Hansoh, collaboration executed on October 14, 2021. In August 2022 the Company raised additional funds through a registered direct offering with aggregate gross proceeds of $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses. As of December 31, 2022, the Company had cash and cash equivalents and U.S Treasury Bills of £71.1 million ($86.0 million).

The Company has the responsibility to evaluate whether conditions and/or events raise material uncertainty about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The forecast for evaluating the going concern basis of the Company includes continued investment in our technology platform and product pipeline. The forecast does not include collaboration milestones which have not been fully achieved or other assumptions for potential future non-dilutive or dilutive funding sources. Based on this evaluation, the Company believes that its current cash and cash equivalents are only sufficient to fund its operating expenses through the first quarter of 2024. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern and therefore the Company may be unable to realize assets and discharge liabilities in the normal course of business.

The Company will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Company may seek additional funding through public or private financings, debt financing or collaboration agreements. Specifically, the Company may receive future milestone payments of up to $14 million from existing collaboration agreements in the next 12 months which will extend the ability to fund operations beyond the first quarter of 2024. However, these future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The Company has an authorized open market sale agreement and can potentially raise funds through the sale of ADSs. However, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us, or if at all. The inability to obtain future funding could impact; the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or unable to continue as a going concern.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include adjustments that would result if the Company were unable to continue as a going concern.

The forecast of cash resources is forward-looking information that involves risks and uncertainties, and our actual cash requirements may vary materially from our current expectations for a number of other factors that may include, but are not limited to, changes in the focus and direction of our development programs, slower and/or faster than expected progress of our research and development efforts, changes in governmental regulation, competitive and technical advances, rising costs associated with the development of our product candidates, our ability to secure partnering arrangements, and costs of filing, prosecuting, defending and enforcing our intellectual property rights. Global political and economic events, including the COVID-19 pandemic and increased inflation, have already resulted in a significant disruption of global financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital or make the terms of any available financing less attractive, which could in the future negatively affect our operations. If we exhaust our capital reserves more quickly than anticipated, regardless of the reason, and we are unable to obtain additional financing on terms acceptable to us or at all, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Raising additional capital may cause dilution to our holders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that additional capital will be needed in the future to continue our planned operations, including expanded research and development activities and potential commercialization efforts. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, license and collaboration agreements and research grants and tax credits.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, including in any at-the-market offering through our open market sale agreement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

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

We have concentrated our therapeutic product research and development efforts on siRNA technology, and our future success depends on the successful development of this technology and products based on our siRNA product platform. Although the FDA has approved five siRNA treatments for marketing in the United States since 2018, no assurance can be given that the FDA will approve any other siRNA treatments such as ours.

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
2.
successfully conducting and completing clinical trials;
3.
obtaining and maintaining marketing approvals from applicable regulatory authorities;
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

In clinical development, the risk of failure for product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. We are the sponsor of Investigational Medicinal Product Dossiers in multiple jurisdictions and must achieve and maintain compliance with the requirements of various regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of product candidates, we or a strategic collaborator must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. As of the date hereof, we have three product candidates in clinical development, and our other product candidates are preclinical. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval for their products.

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
•
delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;
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
•
negative outcomes, including deficiencies in good clinical practices, or GCP, in routine inspections by regulatory authorities in the countries where our clinical trials are being conducted;
•
investigator fraud, including data fabrication by clinical trial personnel;
•
delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•
delays in delivering sufficient supply of clinical trial materials to clinical sites and challenges in patient recruitment, including due to the COVID-19 pandemic, as well as challenges regarding global clinical trial supply shipments, importation and customs clearances.

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

We do not expect to independently conduct all aspects of our manufacturing and drug discovery activities, research or preclinical and clinical studies of product candidates. We currently rely and expect to continue to rely on third parties to conduct some aspects of our drug development studies and chemical syntheses. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the necessary preclinical studies to enable us to progress viable product candidates for investigational new drug, or IND, submissions and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize such product candidates.

Although our research and development services can only be performed by us or at our discretion, we rely on third party clinical investigators, CROs, clinical data management organizations, medical institutions and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials in relation to our product candidates. Because we rely on third parties and do not have the ability to conduct clinical trials independently, we have less control over the timing, quality and other aspects of clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development program could be delayed or otherwise adversely affected. In all events, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and comparable foreign regulatory agencies require us to comply with GCP for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, accurate and complete and that the rights, integrity and confidentiality of trial participants are protected. We rely, for example, on third parties for aspects of quality control which are especially important in monitoring compliance with GCP requirements and avoiding any investigator fraud or misconduct in clinical research, such as practices including adherence to an investigational plan; accurate recordkeeping; drug accountability; obtaining completed informed consent forms; timely reporting of any adverse drug reactions; notifying appropriate IRBs and Ethics Committees of progress reports and any significant changes; and obtaining documented IRB approvals. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties with which we contract might not be diligent, careful or timely in conducting our clinical trials, as a result of which we could experience one or more lapses in quality controls or other aspects of clinical trial management, and the clinical trials could be delayed or unsuccessful. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborators may have additional termination rights for convenience with respect to the collaboration or a particular program under the collaboration, under certain circumstances. For example, our collaboration agreement with Mallinckrodt plc, or Mallinckrodt, for an exclusive worldwide license for SLN501 (SLN500 program candidate) and additional complement-target products, our collaboration agreement with AstraZeneca PLC, or AstraZeneca, to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases, and our collaboration agreement with Hansoh Pharmaceutical Group Company Limited, or Hansoh, to develop siRNAs for three undisclosed targets, may be terminated by Mallinckrodt, AstraZeneca and Hansoh, respectively, at any time upon prior written notice to us. If we were to lose a collaborator, we would have to attract a new collaborator or develop expanded R&D, sales, distribution and marketing capabilities internally, which would require us to invest significant amounts of financial and management resources.

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

We face risks inherent in relying on contract manufacturing organizations, or CMOs, as any disruption, such as a fire, natural hazards, pandemic, epidemic, war or outbreak of an infectious disease at a CMO could significantly interrupt our manufacturing capability. If necessary to avoid future disruption, we may have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event affecting the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

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

In addition, drug product manufacturers and their facilities are subject to payment of user fees or may require manufacturing and import authorizations, or MIAs in the European Union, and continual review and periodic inspections by regulatory authorities for compliance with current good manufacturing practices, or cGMP, including quality control, quality assurance, and the maintenance of records and documentation to ensure that approved products are safe and consistently meet applicable requirements, and adherence to commitments made in the NDA or MA. While we have not yet, and may not ever, obtain marketing approval for any of our products, when we do, we or any third party manufacturers we engage may be unable to comply with these cGMP and with other regulatory authority requirements. These requirements are enforced by regulatory authorities through periodic inspections of manufacturing facilities. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, adverse reactions, or product quality issues, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility. A negative outcome from such inspection or a failure to provide adequate and timely corrective actions in response to deficiencies identified could result in enforcement action, including warning letters, fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, plant shutdown, or the delay, withholding, or withdrawal of product approval. If the safety of any product is compromised due to a manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug available in the United States for these types of diseases or conditions will be recovered from sales of the drug. However, orphan drug designation must be requested before submitting an NDA and there can be no assurance that any such designation will be granted. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, orphan drug designation recipients can take advantage of special incentives provided by the FDA such as (i) potential market exclusivity of the product for seven years as the first sponsor (ii) tax credits for qualified clinical research for a designated orphan product and (iii) waiver of associated fees when submitting a marketing application to the FDA.

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

Our product candidate SLN124 has received orphan drug designation from the EMA for the treatment of beta-thalassemia and from the FDA for the treatment of beta-thalassemia, myelodysplastic syndrome, or MDS, and polycythemia vera, or PV. Our drug candidate SLN501 (collaboration with Mallinckrodt) has received orphan drug designation from the FDA for complement 3 glomerulopathy, or C3G. The EMA will reassess eligibility for SLN124 orphan exclusivity at the time of MA review and can remove orphan status if the drug no longer meets the eligibility criteria, including offering a significant benefit to those affected, at that time. Moreover, even if we obtain orphan drug exclusivity in the future for a product candidate for these or other indications, such exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or EMA can subsequently approve a different or a similar drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the regulatory authority later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the regulatory authority from approving competing drugs for the same disease or condition containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same disease or condition as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity.

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

SLN124 has been granted rare pediatric disease designation, but designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Specifically, on December 27, 2020, the Rare Pediatric Disease Priority Review Voucher Program was extended by Congress; under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers. Furthermore, a Rare Pediatric Disease Designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit from receiving a voucher.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to leverage our existing licensing and collaboration agreements and may enter into new strategic collaboration agreements for the development and commercialization of our programs and potential product candidates in indications with potentially large commercial markets while focusing our internal development resources, and any future internal sales and marketing organization that we may establish, on research programs and product candidates intended for selected markets or patient populations, such as rare diseases. As a result, and even as we prioritize rare indications with expansion opportunities to large populations, we may forego or delay pursuit of other programs or product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

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

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third party payers and others in the medical community necessary for commercial success.

The product candidates that we are developing are based upon new technologies or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payers and consumers, may not accept a product intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to convince the medical community and third-party payers to accept and use our product, or to provide favorable reimbursement and market access. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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
•
the availability of third party payer coverage and adequate reimbursement for our product candidates;
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

We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Many of our competitors may have greater experience in research and development, manufacturing, managing clinical trials and/or regulatory compliance than we do, and may be better resourced financially. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and recruiting lead clinical trial investigators and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Because our products and many potential competing products are in various stages of preclinical and clinical development, and given the inherent unpredictability of drug development, it is difficult to predict which third parties may provide the most competition, and on what specific basis.

In addition to the competition we face from competing drugs in general, we also face competition from other companies working to develop novel drugs using technology that competes more directly with our own. We are aware of several other companies that are working to develop RNAi therapeutic products and other companies may develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

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

As of December 31, 2022 we had 122 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. Moreover, if our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to introduce new products or keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

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

We face potential product liability and other claims, and, if successful claims are brought against us, we may incur substantial liability and costs.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims, including claims related to impurities in our products or potential product recalls. Certain single-stranded oligonucleotide therapeutics have led to injection site reactions and pro-inflammatory effects and may also lead to impairment of kidney or liver function. There is a risk that our current and future product candidates, although double-stranded, may induce similar or other adverse events. Product liability claims might be brought against us by consumers, healthcare providers, life sciences companies or others selling or otherwise coming into contact with our products; other claims may be brought against us by third parties with whom we contract, or by current or former employees or consultants, including claims of wrongful terminations, discrimination, other violations of labor law or other alleged conduct. If we cannot successfully defend against such claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, such claims may result in, among other things:

•
impairment of our business reputation;
•
withdrawal of clinical trial participants with respect to product liability claims;
•
costs due to related litigation;
•
distraction of management’s attention from our primary business;
•
substantial monetary awards to claimants;
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

Our business requires manipulating, analyzing and storing large amounts of data. We also maintain personally identifiable information about our employees. Our business therefore depends on the continuous, effective, reliable, and secure operation of our computer hardware, software, networks, internet servers, third party technology service providers and related infrastructure. To the extent that our hardware or software malfunctions or access to our data by internal research personnel is interrupted, our business could suffer. The integrity and protection of our employee and company data is critical to our business and employees have a high expectation that we will adequately protect their personal information. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve, as further described below. Maintaining compliance with applicable security and privacy regulations may increase our operating costs. Although our computer and communications hardware are protected through physical and software safeguards, we are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, accidental or malicious insider-action and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world and increasingly involve highly resourced threat actors such as organized criminals and nation states. As a result, we cannot provide assurance that our efforts to address these techniques proactively or implement adequate preventative measures will always be successful. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. In addition, any sustained disruption in internet systems or network access provided by other companies could harm our business.

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

In the European Union and the United Kingdom, the collection and use of personal data (including health data) is governed by the provisions of the EU and U.K. General Data Protection Regulations, or collectively, the GDPR. The GDPR applies to the processing of personal data (i) by businesses established in the European Union or the United Kingdom, regardless of whether the processing takes place in the European Union or the United Kingdom, or (ii) of individuals located in the European Union or the United Kingdom, by businesses established outside of the European Union or the United Kingdom, where they process personal data to (a) offer goods or services to individuals in the European Union or the United Kingdom, or (b) monitor their behavior, as it takes place in the European Union or the United Kingdom (e.g., carrying out clinical trial activities in the European Union or the United Kingdom).

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

The GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area, or EEA, or United Kingdom to third countries, including the United States. In order to transfer personal data outside of the EEA/United Kingdom, businesses will need to rely on (i) an adequacy decision (i.e., a finding by the European Commission or the United Kingdom that the destination country offers an “adequate” level of data protection), (ii) an appropriate safeguard (e.g., Standard Contractual Clauses), or (iii) a derogation. Failure to comply with the requirements of the EU’s GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20,000,000, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to data supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. While we have taken steps to comply with the GDPR, and implementing legislation in applicable EU member states and the United Kingdom, including seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, adopting an international transfer mechanism, where applicable, reviewing our security procedures, and entering into data processing agreements with relevant vendors and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

Additionally, the United Kingdom has transposed the GDPR into U.K. domestic law by way of the U.K. GDPR, As a result, we are exposed to two parallel regimes, each with enforcement powers. Failure to comply with the U.K. GDPR may result in fines of up to 4% of total global annual turnover or £17,500,000 for violations of the U.K. GDPR. Also, following the expiry of the post-Brexit transitional arrangements, the U.K. Information Commissioner’s Office cannot be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the EU’s GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we are not able to benefit from the GDPR’s “one stop shop” mechanism. Among other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the U.K. Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

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

In the United States, there have been, and continue to be, legislative and regulatory developments regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our drugs.

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, may require additional licenses and procedural steps and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. The Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the EU was agreed in December 2020 and entered into force on May 1, 2021.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the EU. For example, while Northern Ireland continues to be subject to EU pharmaceutical laws and is covered by centralized authorizations, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and a separate marketing authorization will be required to market our product candidates in Great Britain. (referred to as a UKMA(GB)). Therefore, applicants must undergo two separate procedures to obtain marketing authorizations valid in the EU/EEA and Great Britain. The MHRA has established a number of accelerated procedures to allow those applying for a UKMA(GB) to fast-track their application if the applicant has already obtained a marketing authorization(s) through the mutual recognition or decentralized procedure or has a centralized marketing authorization. In these cases the MHRA provides for reliance procedures that allow applicants to obtain a UKMA(GB) within 67 days of marketing authorization validation. However, this procedure can be delayed if there are any major issues (leading to the application being switched to the standard 210-day timetable). Conversely, the EU does not provide for any mutual recognition or reliance routes based on U.K. marketing authorizations. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, could make it more difficult for us to commercialize our product candidates in the European Union or in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the EU, there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Although the United Kingdom currently remains aligned with EU pharmaceutical laws, should the United Kingdom diverge from the European Union from a regulatory perspective in relation to medicinal products, additional non-tariff barriers could arise on such trade. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. As Brexit means that the U.K. is a third country, there are also additional requirements around importing and exporting investigational medicinal products, medicinal products and active substances between the U.K and EU that might require additional licenses (e.g. an importation license rather than a wholesale dealers’ license) and additional steps (e.g. batch release in the EU).

Additionally, there are potential changes to the regulatory framework in the United Kingdom. Notably, the U.K Government has introduced the Retained EU Law (Revocation and Reform) Bill into Parliament, which proposes that all retained European Union law will expire on December 31, 2023 (or at the latest June 23, 2026), which would include all key pharmaceutical legislative instruments. The Bill proposes to grant certain powers to Government Ministers to make regulations in the affected areas. While the U.K. Government and European Commission have finalized negotiations regarding the terms of the Northern Ireland Protocol, the Windsor Framework will need to be approved in the British Parliament. As such, there could be further uncertainty about the regulatory position in the United Kingdom.

While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the EU, there may be additional non-tariff costs to such trade, which did not exist prior to the end of the Transition Period. Although the United Kingdom currently remains aligned with EU pharmaceutical laws, should the United Kingdom diverge from the European Union from a regulatory perspective in relation to medicinal products, additional non-tariff barriers could arise on such trade. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

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

There is a risk that the Windsor Framework will not be approved and that disagreements over the application of a Protocol to the Trade and Cooperation Agreement to Northern Ireland may continue and may lead to the suspension of the Trade and Cooperation Agreement as a whole, or parts thereof. This may lead to new tariffs or non-tariff barriers applying to such trade in the future. The uncertainty concerning the United Kingdom’s long-term legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

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

There may continue to be economic uncertainty surrounding the longer-term consequences of Brexit, which could adversely impact third party confidence resulting in collaborators reducing their spending budgets on our product candidates, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

The ongoing effects of the COVID-19 pandemic and post-pandemic effects could adversely affect our clinical trial operations, as well as our supply chain.

Our planned clinical trials may be negatively affected by the COVID-19 pandemic. Clinical site initiation, patient enrollment and first dosing have been delayed due to prioritization of hospital resources toward the COVID-19 pandemic, delays and difficulties in enrolling patients, and staffing issues at clinical trial sites. Our clinical development timelines may be further delayed if our CMOs, CROs and other service providers upon whom we rely experience delays in providing services. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. We may also experience supply chain constraints as a result of the COVID-19 pandemic, which could impact our ability to conduct clinical trials and develop our products.

While the extent to which the ongoing COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as impacts of new variants on the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements, the continued effectiveness of the available vaccines and treatments, the potential for additional business disruptions and the effectiveness of actions taken in the United States and other countries to continue to manage and treat the disease. Although many states and countries made decisions to relax social distancing requirements and lift travel and other restrictions, local resurgence of COVID-19 infection may occur and could result in prolonged significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity a recession or market correction resulting from the ongoing effects of COVID-19 could materially affect our business and the value of our ADSs. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

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

Inflation may adversely affect our operations, including increases in the prices of goods and services required for our operations.

High rates of inflation resulting from global events may adversely affect our operations in the event of increased prices of goods and services, such as energy and other operating costs, labor costs, materials costs and shipping costs, all of which may impact our direct costs. We are also experiencing increases in the cost of services provided by CMOs, CROs and other third parties with whom we do business, including significant increases in the cost of non-human primates required for studies. Such high inflation rates may result in unexpected and unbudgeted cost increases and may require changes to planned investments.

Risks Related to our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our current or future products and product candidates, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our current and future products and product candidates. The strength of patents in the biotechnology and life sciences field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in patents with claims that cover our current and future product candidates in the United States, European countries or in other territories. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated and our patents and patent applications may not adequately protect our intellectual property, or our current and future product candidates, and may not prevent others from designing around our claims.

If the patent applications we hold and/or have out-licensed with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including Inter Partes Review, Post Grant Review, re-examination or opposition before the U.S. Patent and Trademark Office, or the USPTO, or European Patent Office, or the EPO, and by way of similar proceedings in certain other jurisdictions. For example, re-examination of, or oppositions to, patents owned by us have previously been initiated, and while we believe these concluded proceedings did not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop. Since patent applications in the United States and most other countries are confidential for a period of up to 18 months after filing, and some remain confidential until issued, we cannot be certain that we were the first to file any patent application related to a product candidate or an siRNA related technology or method. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States claiming the same subject matter, an administrative proceeding, known as a derivation proceeding (previously known as an interference), can be initiated to determine which applicant is entitled to the patent on that subject matter. Such administrative proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in narrowed claims, and at substantial costs and distraction to our management and other employees.

In addition, patents have a limited lifespan. In the United States and many other countries and regions of the world including Europe, the natural expiration of a patent is generally 20 years after it is filed as a non-provisional patent application, or a PCT international patent application. Various extensions may be available, however, the life of a patent and the protection it affords is limited. Once the patent life has expired for a product, we may be open to competition from generic medications. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and life sciences industries, including patent infringement lawsuits. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our strategic collaborators are pursuing development candidates and technologies.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to sequences, structures, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates that are broad enough to cover one of our product candidates or use of our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in patents with claims that our product candidates or use of our technologies may infringe. In addition, third parties may have or may obtain in the future patents and assert that our product candidates or use of our technologies infringes upon one or more claims of these patents. If any third-party patents were held by a court of competent jurisdiction to be valid and enforceable and to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to be valid and enforceable and to cover aspects of our compositions, formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

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

Our efforts in a litigation may fail and, even if successful, may result in substantial costs and be a distraction to our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

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

Members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 71% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of March 1, 2023. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company,” or EGC, we incur significant legal, accounting and other expenses that we did not incur prior to the listing of the ADSs on Nasdaq in the third quarter of 2020. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. For example, it has become more difficult and more expensive for us to obtain director and officer liability insurance.

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

We have previously identified material weaknesses in our internal control over financial reporting that have since been remediated. If we experience additional material weaknesses or deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

In connection with the preparation of our financial statements for the year ended December 31, 2020, we identified material weaknesses in our internal controls over our financial close and reporting process. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, the material weaknesses identified related to controls to address timely reconciliation and analysis of certain key accounts, including those related to revenue recognition and the recognition and accrual of research and development related expenses such as CRO and CMO activities. The material weaknesses arose because of insufficient business processes, related internal controls, and financial resources at the time to satisfy the additional accounting and financial reporting requirements required for a publicly U.S. listed company.

While we developed a detailed plan to address the material weaknesses and were successful in remediating them in the year ended December 31, 2021, there can be no assurance that we will not identify additional control deficiencies or material weaknesses in the future.

In addition, if we identify new material weaknesses in the future, if we are unable to comply with the requirements of Section 404, in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our financial statements, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an EGC as defined in the SEC’s rules and regulations and we will remain an EGC until the earlier to occur of (1) the last day of 2025, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” under SEC rules, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

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

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in England, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of England nor our articles of association require a majority of our directors to be independent; we may include non-independent directors as members of our nominations and remuneration committees; and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 16.G. Corporate Governance” for the exemptions to the Nasdaq corporate governance rules applicable to foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage and/or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of our gross income consists of passive income, or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on estimates of our income and assets, and certain assumptions with respect to the characterization of our assets as active or passive, we do not believe we were a PFIC for our taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Taxation—Material U.S. Federal Income Considerations for U.S. Holders.”

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

A United States shareholder of a controlled foreign corporation will be required to annually report and include in its U.S. federal taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporations, regardless of whether we make any distributions of such income. Special rules, however, apply to United States persons that are partnerships or other pass-through entities. Certain deductions and credits for foreign income taxes paid or accrued by the controlled foreign corporation may be allowed to a corporate United States shareholder, but will not be allowed to an individual United States shareholder. We cannot provide any assurance that we will furnish to any United States shareholder the information required to comply with the reporting and tax-paying obligations discussed applicable to a United States shareholder in respect of controlled foreign corporations. Failure to comply with such reporting obligations may subject a holder of our ordinary shares that is a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to its U.S. federal income tax return for the year for which reporting was due from starting. Holders of our ordinary shares that are United States persons should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares.

We may be unable to use U.K. carryforward tax losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2022, we had cumulative carryforward tax losses of £167.8 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, or SMEs. Under the SME scheme, we are currently able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditures. Changes to the SME scheme that have been recently enacted and expected to take effect in relation to expenditure incurred on or after April 1, 2023 will reduce the research and development cash rebate under the SME scheme to an amount up to 18.6% of qualifying research and development expenditures. Proposed changes to the SME scheme that would take effect from April 1, 2023 would introduce restrictions on relief that may be claimed for expenditure on sub-contracted research and development activity outside of the U.K. The rate reduction and the proposed restrictions on the scope of the regime may impact the quantum of research and development relief that we are able to claim in the future. Furthermore, the U.K. government is currently consulting on the potential replacement of the SME scheme with a regime that would operate similarly to the existing research and development expenditure credit scheme for large companies. If the proposals in the consultation document are enacted then this could change the present treatment of sub-contracted research and development work and introduce different thresholds and caps on expenditure and relief. If enacted, the new regime would be expected to impact expenditures incurred from April 2024 onward, and could have an impact on the quantum of research and development relief that we are eligible to claim. From April 1, 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year has been capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. We may also be restricted in our ability to claim payable research and development tax credits in the future if we become subject to the cap on available relief. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects. Specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67% (12.09% from April 2023).

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. As of December 31, 2022, we are the exclusive licensee or owner of 26 patent families with each family comprising several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be a lengthy and costly process and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our ADSs.

The Takeover Code applies to an offer for a public company whose securities have been admitted to trading on a multilateral trading facility in the United Kingdom which includes AIM, at any time during the 10 years prior to the relevant date of an offer, provided that (i) the registered office of the company is in the United Kingdom and (ii) the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom. The way in which the test for central management and control is applied for the purposes of the Takeover Code may be different from the way in which it is applied by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel looks to where the majority of the directors are resident, among other factors, for the purposes of determining where a company has its place of central management and control.

The Takeover Panel has confirmed that based on the current composition of our board, the Takeover Code will continue to apply to us. However, the Takeover Code could cease to apply in the future if any changes to the board composition result in the majority of the directors not being resident in the United Kingdom, Channel Islands and Isle of Man. Our articles of association have been amended to include certain important protections which would apply in the event that the Takeover Code ceases to apply.

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

Our articles of association provide that the U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company.

We were incorporated as a public limited company under the laws of England and Wales on November 18, 1994 under the name Stanford Rook Holdings plc with company number 2992058. In July 2005, we acquired Atugen AG, a company specializing in siRNA. On April 26, 2007, we changed our name to Silence Therapeutics plc. Our principal executive offices are located at 72 Hammersmith Road, London W14 8TH, United Kingdom and our telephone number is +44 (0)20-3457-6900. Our registered office address is 27 Eastcastle Street, London, W1W 8DH, United Kingdom. Our ADSs were listed on the Nasdaq Capital Market under the symbol “SLN” in September 2020. In June 2021, we moved our Nasdaq listing from the Nasdaq Capital Market tier to the Nasdaq Global Market tier. The SEC maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. Our website address is www.silence-therapeutics.com. Our agent for service of process in the United States is Harvard Business Services, Inc., 16192 Coastal Hwy, Lewes, Delaware 19958, USA.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2022, 2021, and 2020 were £0.4 million, £1.3 million, and £0.5 million, respectively. These capital expenditures consisted primarily of lab and computer equipment.

B. Business Overview

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

SLN360, an siRNA targeting the LPA gene, is our wholly owned product candidate currently in phase 2 clinical development (ALPACAR-360 trial), to reduce high levels of lipoprotein(a), or Lp(a), a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population. In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating SLN360 in 32 healthy adults with high Lp(a) ≥150 nmol/L. In the APOLLO trial, participants in the top two SLN360 single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Those receiving a placebo saw no change in Lp(a) levels. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the SLN360 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantially reduced levels of Lp(a) of approximately 50% compared to baseline. SLN360 was well tolerated with no serious safety concerns reported. The multiple-ascending dose portion of the APOLLO program in subjects with high Lp(a) and stable ASCVD is ongoing and expected to readout in the fourth quarter of 2023. In January 2023, we started dosing in the ALPACAR-360 phase 2 trial evaluating subjects with high Lp(a) ≥125 nmol/L at high risk of atherosclerotic cardiovascular disease, or ASCVD, events and we expect to complete enrollment by the end of 2023.

SLN124, an siRNA targeting the TMPRSS6 gene, is our wholly owned product candidate that has shown the potential to address a range of hematological conditions by modulating endogenous hepcidin, a peptide hormone that is the master regulator of systemic iron balance. SLN124 is being evaluated in the SANRECO phase 1/2 trial in patients with polycythemia vera, or PV, and the GEMINI II phase 1 trial in patients with non-transfusion dependent, or NTD, thalassemia. SLN124 demonstrated proof of mechanism in the GEMINI phase 1 trial in healthy volunteers completed in May 2021, or the GEMINI trial, representing the first clinical data from our mRNAi GOLD™ platform. SLN124 has FDA Fast Track and orphan drug designations for PV as well as orphan drug and rare pediatric disease designations for beta-thalassemia. The European Medical Agency has also granted SLN124 orphan drug designation and rare pediatric disease designation for beta-thalassemia.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca, Mallinckrodt and Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. Once in the clinic, early-stage N-acetylgalactosamine, or GalNAc, conjugated RNAi programs have shown a greater likelihood of advancement from the current phase of development compared to the pharmaceutical industry average, according to a 2020 industry analysis based on phase transition success rates. We aim to maximize our mRNAi GOLD™ platform by advancing both our proprietary and partnered pipelines.

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

Our medicines are designed to harness this natural pathway to develop a new generation of therapeutics by designing tailored siRNA sequences that are able to bind through Watson-Crick base pairing to mRNAs that code for specific disease-associated genes, or genes that regulate them. Our siRNA molecules are administered by subcutaneous injection. Once administered, our siRNA molecules are taken up specifically by target liver cells or cleared from the body within hours. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can degrade large numbers of targeted mRNAs due to the catalytic nature of the cell’s RNAi machinery. Because the catalytic activity of the RNAi pathway eventually fades with gradual degradation of the guide strands, RNAi-mediated protein reduction is not permanent. In our preclinical studies, we have observed a durable, dose-dependent silencing effect with our product candidates, with the highest dose resulting in reductions of between 50% and 85% or more of the target protein level over the course of several weeks to months following subcutaneous injection. As a result of the phase 1 clinical data we have generated in both our SLN360 and SLN124 programs, we believe that these observed results suggest that our product candidates could lead to similar results in humans. The graphic below shows the steps involved in the pairing of our siRNA molecules with the bases contained in the mRNA sequence for a particular target gene.

We believe that siRNA molecules can, in theory, be engineered to bind specifically to and silence almost any gene in the human genome to which siRNA can be delivered. This potentially broad application of siRNA therapeutics could allow them to become a new major class of drugs. We are currently able to deliver siRNA molecules to liver cells using GalNAc for receptor-mediated targeting. GalNAc is an amino-modified monosaccharide that binds to asialoglycoprotein receptors, or ASGPRs, with high affinity and specificity. When GalNAc-conjugated siRNA molecules reach the surface of liver cells, they are internalized in those cells, with those not internalized being excreted. Once internalized, the siRNAs specifically bind to their target mRNAs, degrading them through the cell’s natural RNAi pathway. This GalNAc-siRNA drug modality is intended to enable precision medicine through the accuracy of Watson-Crick base pairing of the siRNA to its target gene mRNA, coupled with the specificity of GalNAc-mediated delivery to the target gene-containing liver cell.

Our mRNAi GOLD™ platform uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted liver cells. We incorporate proprietary chemical modifications to enhance drug properties of our siRNA molecules, such as potency, stability and tissue distribution. We believe this approach results in a powerful modular technology that will be well-suited to tackle life-changing diseases. Particular siRNA molecules are designed to reduce the levels of a disease-associated protein directly, such as in the case of SLN360. In preclinical studies and our phase 1 single-ascending dose study, SLN360 was shown to directly reduce Lp(a) expression. Alternatively, in cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules are designed to increase the levels of the disease-associated protein by silencing the inhibitory protein, thereby relieving inhibition and indirectly increasing levels of the protein normally subject to inhibition. In preclinical studies and in a phase 1 clinical trial in healthy volunteers, SLN124 was shown to indirectly up-regulate hepcidin levels by reducing the expression of a specific gene, TMPRSS6, which normally inhibits the production of hepcidin. We will use this approach to address ‘iron loading’ anemia conditions in which hepcidin expression is typically low. Using these techniques, we believe we can design siRNA molecules to decrease high protein levels, and in some cases, to increase low protein levels, depending on the particular disease genes being targeted.

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

Liver Cell Targeting Technology. Blood flow and fenestra, or small openings in the endothelium, result in a large amount of the injected dose of a conjugated siRNA passing through the liver and reaching the main cell type of the liver known as a hepatocyte. Hepatocytes are cuboidal epithelial cells that line the liver sinusoids. Individual hepatocytes have approximately 0.5 to 1.0 million cell surface ASGPRs. GalNAc binds to ASGPRs with high affinity so that when GalNAc-conjugated siRNA reach the hepatocytes, they are internalized into the cells where siRNA can bind and, as a result, can degrade the target mRNA, which in turn reduces production of the encoded protein and that protein’s activity, thereby silencing the respective gene. Only a small fraction of the initial dose reaches the hepatocyte and the right compartment of the cell, but once the siRNA is there, it can stay active and intact for several months, allowing a small number of internalized siRNA molecules to exert a potent effect on the target mRNA. We apply the toolbox elements in the lead optimization phase to identify candidates that we believe will be potent with a long duration of action and have a favorable safety profile.

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

Our Pipeline

Our pipeline is centered around our liver-targeting mRNAi GOLD™ platform and consists of a diversified set of therapeutic areas, including cardiovascular disease, hematology and rare diseases.

*Silence retains exclusive rights to this program outside of the China region, which includes Hong Kong, Macau and Taiwan.

Our siRNA Product Candidates

SLN360

Overview

SLN360 is an siRNA molecule designed for the treatment of cardiovascular disease associated with elevated Lp(a), a lipoprotein in the blood. Available human data validate Lp(a) as an independent risk factor increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction and ischemic stroke. SLN360 has the potential to reduce these diseases by specifically binding to and inducing RNAi-mediated degradation of the mRNAs made from LPA, the gene that encodes apolipoprotein(a), a protein specifically found in Lp(a). SLN360’s mode of action creates an opportunity to develop this product candidate for several indications for which Lp(a) has been shown to be a causal, independent risk factor.

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

SLN360 is administered by subcutaneous injection and was observed to have a long duration of action in the APOLLO trial, potentially allowing for infrequent dosing, such as every three months or less frequently. In April 2022, results from the single-ascending dose portion of the APOLLO program in 32 healthy adults with high Lp(a) ≥150 nmol/L were simultaneously presented in a late-breaking presentation at the American College of Cardiology Annual Meeting and published in The Journal of the American Medical Association, or JAMA. In January 2023, we

started dosing in the ALPACAR-360 phase 2 clinical trial evaluating subjects with high Lp(a) ≥125 nmol/L at high risk of ASCVD events and we expect to complete enrollment in the fourth quarter of 2023.

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

There are currently no approved lipid-lowering agents specific to Lp(a). Several non-specific agents, largely targeting LDL cholesterol, have been observed to have only marginal or modest Lp(a) reductions, including ezetimibe (7%), niacin therapy (23%), cholesteryl ester transfer protein, or CETP, inhibitors (25-60%), and antisense oligonucleotide-mediated inhibition of apolipoprotein B (ApoB) by mipomersen (26%). Additionally, two monoclonal antibodies that inhibit proprotein convertase subtilisin/kexin type 9, or PCSK9, have been observed to reduce Lp(a) levels by 20%-30%. However, randomization studies have suggested that to produce a clinically significant reduction in cardiovascular risk, a larger reduction in Lp(a) may be required, something that we believe may be achieved by targeted RNA-based approaches such as ours.

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

Phase 1 Clinical Program (APOLLO)

The APOLLO phase 1 clinical program is a global randomized, double-blind, placebo controlled, single-ascending dose and multiple-ascending dose study to investigate the safety, tolerability, pharmacodynamic and pharmacokinetic response of SLN360 administered subcutaneously in up to 88 people total with high Lp(a) levels of approximately ≥ 60mg/dL or ≥ 150 nmol/L.

In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating SLN360 in 32 healthy adults with high Lp(a) ≥150 nmol/L. In April 2022, results from the APOLLO trial were simultaneously presented in a late-breaking presentation at the ACC Annual Meeting and published in JAMA. In the APOLLO trial, participants in the top two SLN360 single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Those receiving a placebo saw no change in Lp(a) levels. Other efficacy measures included the effects of SLN360 on low-density lipoprotein cholesterol (LDL cholesterol) and ApoB, both of which are associated with an increased risk of cardiovascular events. The highest doses of SLN360 reduced LDL cholesterol and ApoB by about 25%. SLN360 was well tolerated with no serious safety concerns reported. In November 2022, we presented a further analysis from the APOLLO trial up to 365 days in a moderated poster session at the American Heart Association 2022 Annual Meeting. The analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the SLN360 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantially reduced levels of Lp(a) of approximately 50% compared to baseline. Additionally, extension data to day 365 showed no new drug related safety findings. The multiple-ascending dose portion of the APOLLO study in subjects with high Lp(a) and stable ASCVD is ongoing and expected to readout in the fourth quarter of 2023.

Phase 2 Clinical Program (ALPACAR-360)

The ALPACAR-360 phase 2 clinical trial is a randomized, double-blind, placebo-controlled trial enrolling approximately 160 patients with high Lp(a) ≥ 125nmol/L at high risk of ASCVD events. Study participants will be randomly assigned to receive either two or three doses of SLN360 or placebo administered subcutaneously. The primary endpoint is time averaged change in Lp(a) from baseline. In January 2023, we announced that we started dosing patients in the ALPACAR-360 trial and we expect to complete enrollment in the fourth quarter of 2023.

SLN124

Overview

SLN124 is an siRNA molecule designed to treat ineffective erythropoiesis, or the production of red blood cells, associated with iron overload disorders and with primary or secondary dysregulation of hepcidin synthesis. These constitute diseases associated with pathologically low hepcidin and diseases in which there is inadequate hepcidin response for the degree of iron loading, such as beta-thalassemia and PV. Left untreated, iron overload disorders cause damage to the heart, liver, pituitary gland, adrenal gland, testes, pancreas, ovaries and kidney and endocrine organs. Beta-thalassemia is often accompanied by the destruction of a large number of red blood cells, which causes the spleen to enlarge and work harder than normal, potentially worsening the anemia. Beta-thalassemia is a rare disease, with an overall prevalence of 1 per 100,000 persons, rising in certain regions (such as Mediterranean Europe, the Middle East and South East Asia) to 1 per 10,000 persons. Globally, there are over 60,000 new cases of beta-thalassemia each year, of which there are approximately 15,000 cases in the United States and the five major markets in Europe. PV is a chronic myeloproliferative neoplasm, where the body makes too many blood cells. This increases the thickness of the blood and can lead to an increased risk of thrombosis (blood clots). The disease often presents later in life (60-65 years) and affects approximately 44 per 100,000 persons in Europe and the United States. SLN124 has the potential to reduce systemic iron, prevent organ iron overload and normalize erythropoiesis. It does so by specifically binding to and inducing RNAi-mediated degradation of mRNAs made from the gene TMPRSS6, a negative regulator of hepcidin, which is the main hormone controlling iron homeostasis.

SLN124 is administered by subcutaneous injection and has been observed to have a long duration of action in the GEMINI healthy volunteer trial completed in May 2021. Data from the trial showed that SLN124 was effective in reducing plasma iron levels and had a long duration of action. In September 2022, we reported preliminary safety data from the single dose component of the GEMINI II phase 1 trial of SLN124 in patients with NTD thalassemia. Data showed SLN124 was well tolerated with no serious safety issues identified. The multiple dose component of the GEMINI II trial is ongoing and expected to readout in the fourth quarter of 2023. SLN124 is also being evaluated in the SANRECO phase 1/2 trial in PV patients.

In 2019, the EMA granted SLN124 orphan drug designation for the treatment of beta-thalassemia. In 2020, the FDA granted rare pediatric disease designation for the treatment of beta-thalassemia and orphan drug designations for the treatment of MDS and adult beta-thalassemia. In 2022, the FDA granted Fast Track and orphan drug designations for SLN124 in PV.

Disadvantages of existing treatment options

The cornerstone of treatment for iron loading anemias, like beta-thalassemia, is the regular transfusion of packed red blood cell, or RBC, units. Despite providing immediate symptomatic relief by boosting hemoglobin levels (therefore reducing anemia), RBC transfusions are burdensome, require frequent hospital visits (every two to five weeks) and carry the risk of further iron overload. Iron chelators are the standard of care for the prevention of iron overload and can be administered by intravenous or subcutaneous twice daily injections (deferoxamine) or taken orally once (deferasirox) to three times daily (deferiprone). While orally available chelators, particularly Deferasirox (Exjade) are currently prescribed due to their ease of administration, some patients still need to receive deferoxamine infusions. Regardless of administration profile, chelator use carries a known risk of severe side effects with several restrictions of use and black box warnings regarding potential renal, ophthalmic, hepatic and gastrointestinal, or GI, toxicity/failure, with common acute GI side effects including abdominal pain, diarrhea, nausea and vomiting. The side effect profile as well as frequency of administration and perceived bad taste are reported as drivers of poor patient compliance with this existing treatment option.

Luspatercept (Reblozyl) is approved for the treatment of adults with transfusion-dependent beta-thalassemia, and adults with erythropoiesis-stimulating agent (ESA) refractory MDS with ringed sideroblasts. We believe that the limited response rates observed in the MEDALIST and BELIEVE pivotal studies suggest that there remains a substantial unmet need among these patients. Lentiglobin (Zynteglo) is a gene therapy approved in the U.S. and Europe for the treatment of a subset of patients with transfusion-dependent beta-thalassemia. We believe that outstanding questions surrounding the cost, safety and durability of gene therapies and their associated pre-conditioning regimens will limit their uptake, leaving a substantial unmet need for the treatment of beta-thalassemia.

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

Preclinical Data

Preclinical data in a PV transgenic mouse model

A proof-of-concept study was conducted with an inducible PV mouse model to determine if TMPRSS6 siRNA can attenuate disease progression and severity by raising endogenous hepcidin levels and restricting iron from erythropoiesis.

A majority of PV patients have a JAK2 gene gain of function mutation, JAK2V617F. Since JAK-STAT signaling is involved in the regulation of hepcidin in the liver, it was imperative to create a PV model that restricted the expression of mutant JAK2 allele to the bone marrow. A pharmacodynamic study was conducted using a tamoxifen inducible (CreERT2) bone marrow transplant mouse model of PV with the human JAK2V617Fallele. Control mice lacked the inducible CreERT2. The PV model recapitulated human disease with increased red blood cells, hematocrit and hemoglobin compared to control animals. Importantly, our model animals displayed hepcidin levels in line with control animals, again corresponding to what has been previously reported in PV patients.

Inducible bone marrow transplant model of polycythemia vera

(A) Red blood cells (RBC), (B) hematocrit, (C) hemoglobin and (D) serum hepcidin in control (n=13) and PV mice (n=20). Data are presented as mean +/- SD. *p ≤ 0.05; **p ≤ 0.01; ***p ≤ 0.001; ****p ≤ 0.0001.

Treatment of the PV mice with TMPRSS6 siRNA resulted in an approximately 95% reduction in TMPRSS6 mRNA levels which also resulted in a 3.1-fold increase in hepcidin levels in comparison to mice treated with non-targeting control siRNA, or siCTR. The increased hepcidin levels caused a 25% and 32% reduction in hematocrit and hemoglobin, respectively, in comparison to siCTR.

TMPRSS6 siRNA increases hepcidin and decreases erythron

(A) Liver TMPRSS6 mRNA, (B) serum hepcidin, (C) hemoglobin and (D) hematocrit of PV mice treated by subcutaneous injections of PBS (n=12), non-targeting control siRNA, siCTR (n=11) or Tmprss6 siRNA, siTMP (n=13). Data are presented as mean +/- SD. *p ≤ 0.05; **p ≤ 0.01; ***p ≤ 0.001; ****p ≤ 0.0001.

Mice treated with TMPRSS6 siRNA had decreased mean cell volume compared to siCTR treated mice, which is indicative of iron restricted erythropoiesis. TMPRSS6 siRNA significantly decreased serum iron levels, however it did not have an effect on liver iron levels, in comparison to siCTR treated mice.

TMPRSS6 siRNA treatment decreases serum iron

(A) Serum iron, (B) Mean cell volume and (C) liver iron in PV mice treated with subcutaneous injections of PBS (n=12), siCTR (n=11) and siTMP (n=13). Data are presented as mean +/- SD. *p ≤ 0.05; **p ≤ 0.01; ***p ≤ 0.001; ****p ≤ 0.0001.

Preclinical data in a beta thalassemia rodent disease model

In a beta-thalassemia rodent disease model, mice treated with SLN124 showed reduced expression of the target gene, TMPRSS6, in the liver after 35 days, and increased serum hepcidin levels and lowered transferrin saturation. On days 1 and 15 of the study, mice with heterozygous deletion of two different β-globin genes, also known as Hbbth3/+, were treated with either 3 mg/kg of SLN124 subcutaneously as monotherapy or with the same dose of SLN124 in combination with 1.25 ng/mL of deferiprone supplied in drinking water. One cohort of mice was treated with deferiprone alone. The control group consisted of mice having TMPRSS6 siRNA without a ligand.

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

In the figure below, we show the results from administration on individual animals as well as the mean for each group plus or minus one standard deviation. The figures show that administration of SLN124, either as monotherapy or in combination with deferiprone, reduced TMPRSS6 mRNA levels as compared to the control group or treatment with deferiprone alone. The two mouse groups receiving SLN124 also experienced comparatively higher hepcidin levels and lower transferrin saturation levels than the control group or the deferiprone only group (the deferiprone only control data being non-statistically significant or “ns”). However, because this is a preclinical study, the observed results will need to be confirmed in human clinical trials.

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

SLN124 reduced spleen weight and improved anemia in β-thalassemic mice

Data based on collaboration with Dr. J. Vadolas, Australia, Monash Medical Centre/Melbourne.

SLN124 has undergone an extensive nonclinical safety and pharmacokinetic evaluation including mouse biodistribution, single and repeat dose toxicity in two relevant animal species (mouse and cynomolgus monkey) including safety pharmacology investigations, and in vitro genetic toxicity studies. Drug‑drug interaction studies have also been performed. The toxicological data obtained so far are regarded as adequate to support single and repeated intermittent monthly treatment in humans.

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

Healthy Volunteer Trial (GEMINI)

The GEMINI trial, was a randomized, double-blind, placebo controlled, single-ascending dose study to investigate the safety, tolerability, PK and PD response of SLN124 (1.0, 3.0 and 4.5 mg/kg doses) administered subcutaneously in 24 healthy volunteers. In May 2021, we reported positive data from the GEMINI trial, which was the first clinical data from our mRNAi GOLD™ platform. In December 2021, we presented further clinical data from the study at the American Society of Hematology (ASH) Annual Meeting. Key outcomes included:

•
All 3 dose levels were well tolerated with no serious or severe treatment emergent adverse events, or TEAEs, leading to withdrawal.
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
•
All SLN124 doses induced marked reductions in transferrin saturation, or TSAT; absolute levels of TSAT achieved (10–16%) are below the level (< 20%) where iron availability to tissue is restricted and at or below that (< 16%) required to support normal erythropoiesis in health.

Thalassemia Phase 1 Program (GEMINI II)

The GEMINI II phase 1 trial is a global, randomized, single-blind, placebo controlled, single-ascending and multiple-ascending dose studies to investigate the safety, tolerability, PK and PD response of SLN124 in approximately 24 adults with NTD thalassemia. In September 2022, we reported preliminary safety results from the single-ascending dose portion of the trial showing SLN124 was well tolerated with no serious adverse events, or AEs, no severe treatment emergent AEs that were SLN124 related and no TEAEs leading to withdrawal identified. Effects on hepcidin, serum iron, transferrin saturation and hemoglobin are being evaluated in the ongoing multiple-dose arm expected to readout in the fourth quarter of 2023.

PV Phase 1/2 Program (SANRECO)

The SANRECO phase 1/2 trial is a two-part clinical trial which includes a phase 1 open-label, dose finding trial followed by a phase 2 randomized, double-blind, placebo-controlled parallel arm study of SLN124 in PV patients. The trial is expected to enroll approximately 65 participants total. The primary endpoint for the phase 1 portion of the trial is safety/tolerability and the assessment of the number of phlebotomies at different intervals. The phase 2 portion of the trial will evaluate the number of patients who are phlebotomy free after treatment. In January 2023, we announced that sites are open for enrollment.

Collaborations

In July 2019, we announced a strategic collaboration with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license additional complement-mediated disease targets from us, with Mallinckrodt exercising the option for two additional targets in July 2020. We are responsible for preclinical activities, and for conducting each development program until the end of phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. In connection with the execution of the agreement, Mallinckrodt made an upfront cash payment to us of $20 million (£16.4 million) and purchased $5 million of our ordinary shares. We are eligible to receive up to $10 million in potential research milestone payments, in addition to funding for the phase 1 clinical development of SLN501 including GMP manufacturing. We will fund all other preclinical activities. We received a $2 million (equivalent to £1.6 million based on the exchange rate at the payment date) research milestone payment in October 2019 upon the initiation of work on the first C3 target. In September 2020, we received another $2 million (£1.4 million) research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million (£1.5 million) research milestone payment. In April 2021, we received $2 million (£1.5 million) for the second research milestone related to the SLN501 C3 targeting program and triggered another $3 million milestone payment following the submission of the SLN501 clinical trial application in March 2022. The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. In addition, we are eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program.

In March 2020, we announced a strategic collaboration with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment to us of $20 million (equivalent to £17.1 million based on the exchange rate at the payment date) in May 2020 and an additional cash payment of $40 million (equivalent to £30.8 million based on the exchange rate at the payment date) in May 2021. AstraZeneca also made an equity investment of $20 million in our company in March 2020. The collaboration covers five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each selected target at the point of candidate nomination. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250 million in milestone payments as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform. Under the terms of the agreement, we retain exclusive rights to the first two targets in all territories except the China Region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China Region following the completion of phase 1 studies. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. In December 2022, we initiated work on the second target which we retain global rights to outside the China Region.

SLN501: Complement Factor C3 Program

SLN501 is our siRNA partnered with Mallinckrodt that targets C3 and is in development for complement-mediated diseases. In June 2022, we initiated a phase 1 trial in healthy volunteers.

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

Competition

The life sciences industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Many of our competitors may have greater experience in research and development, manufacturing, managing clinical trials and/or regulatory compliance than we do, and may be better resourced financially. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and recruiting lead clinical trial investigators and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development. Because our products and many potential competing products are in various stages of preclinical and clinical development, and given the inherent unpredictability of drug development, it is difficult to predict which third parties may provide the most competition, and on what specific basis.

We consider a number of companies to be our competitors in developing RNAi therapeutic products. Some of these companies are seeking, as we are, to develop chemically synthesized siRNA molecules as drugs. Others are following a gene therapy approach, with the goal of treating patients not with synthetic siRNAs but with synthetic, exogenously-introduced genes designed to produce siRNA-like molecules within cells. Additionally, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with our siRNA molecules. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient friendliness, price and the availability of reimbursement from government and other third-party payers.

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

Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is followed by the filing of one or more international patent applications, including a patent application under the Patent Cooperation Treaty, or PCT, claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys and collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering, when legally possible, siRNA sequences alone and with chemical modifications, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes when possible. We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.

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

As of December 31, 2022, we solely owned 44 granted patents, of which 21 are U.S.-issued patents. We also owned 178 pending patent applications, of which 11 are co-owned and 22 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): Australia, Brazil, Canada, China, Egypt, Hong Kong, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan and Vietnam. We also solely owned seven priority applications (priority year pending), of which four are first priority applications.

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

•
performance of adequate and well-controlled clinical trials, in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for each indication;
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

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payers and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not preempted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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

Coverage and Reimbursement in the United States

The future commercial success of our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payer programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payers provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payers are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payer’s determination to provide coverage for a drug product does not assure that other payers will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our product candidates from coverage. The cost containment measures that healthcare payers and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

There have been several U.S. government initiatives over the past several years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payers do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate price cap, currently set at 100% of a drug’s average manufacturer price for single source and innovator multiple source products, beginning on January 1, 2024. Further, in July 2021, the Biden Administration released an executive order that included multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, U.S. Department of Health & Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug price reform. The plan sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions by HHS. No legislative or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of the budget reconciliation process. Additionally, the Inflation Reduction Act of 2022, or the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be effectuated but it is likely to have a significant impact on the pharmaceutical industry. Individual states in the United States also have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

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

Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain. Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland. The standard procedure takes 210 days. However, there are a number of procedures with accelerated assessment timetables. For example, the MHRA offers a 150-day assessment timeline from validation for medicinal products with new active substances, biosimilars and existing active substances with “high-quality” new MA applications (excluding time taken to provide any further information or data required). The MHRA also offers a Decentralized and Mutual Recognition Reliance Procedure and a European Commission Decision Reliance Procedure, which means the MHRA may grant a marketing authorization for Great Britain within 67 days of validation. The data, market and pediatric exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law. It is likely these periods will diverge in future as the European Commission is in the process of redrafting the general pharmaceutical regulatory framework and its drafts indicate the Commission intends to change marketing and data exclusivity periods. The UK has not indicated it intends to mirror such changes in its national legislation yet.

Orphan designation criteria in Great Britain following Brexit are essentially identical to the position in the European Union, but are based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain. Also, unlike the European Union’s procedure, in Great Britain there is no pre-marketing authorization orphan designation. The MHRA only reviews the orphan designation when an applicant submits a marketing authorization application.

The European Union’s regulatory environment for clinical trials has been harmonized by the Clinical Trials Regulation which entered into application on January 31, 2022. The U.K. clinical trial legislation is being updated (the MHRA launched a public consultation on updating the legislation on January 17, 2022) and whilst the proposals are broadly in line with the European Union there are likely to be some divergences from the European Union in the final legislation. The impact of these divergences will need to be assessed.

In the short term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and EU customs agencies that may delay time sensitive shipments and negatively impact supply chains. Additionally, expenses will be incurred due to increased licensing and administrative requirements around import and export, e.g. the need for a manufacturer/importer license (rather than a wholesale dealer’s license) and the need to perform batch release in the EU to move product from the UK to the EMA.

However, there are potential changes to the regulatory framework in the United Kingdom. Notably, the UK Government has introduced the Retained EU Law (Revocation and Reform) Bill into Parliament, which proposes that all retained European Union law will expire on December 31, 2023 (or at the latest June 23, 2026), which would include all key pharmaceutical legislative instruments. The Bill proposes to grant certain powers to Government Ministers to make regulations in the affected areas. There are also ongoing discussions between the UK Government and European Union about renegotiating the terms of the Northern Ireland Protocol. As such, there could be further uncertainty about the regulatory position in the United Kingdom, and how it will diverge from the position in the European Union.

C. Organizational Structure.

A full list of our subsidiaries and the address of their registered offices as of December 31, 2022 is set forth below.

Name	Place of incorporation and operation	Registered Address	Principal technology area	Proportion of ownership interest
Silence Therapeutics GmbH	Germany	Robert-Rössle-Strasse 10, 13125 Berlin, Germany	RNA therapeutics	100%
Silence Therapeutics (London) Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Innopeg Ltd	England	27 Eastcastle Street, London W1W 8DH, England	Dormant	100%
Silence Therapeutics Inc.	USA	c/o Harvard Business Services Inc, 16192 Coastal Highway, Lewes, Delaware 19958, USA	RNA therapeutics	100%

D. Property, Plants and Equipment.

We lease approximately 4,000 sq ft of office space in London, England for our corporate headquarters and other general and administrative functions under a lease with a term through September 2025. We also lease regional offices and laboratory space in Berlin, Germany (two leases: rolling contract basis with either party being able to end the lease upon 11.5 months’ prior notice ) and Hoboken, New Jersey, USA (three leases: current lease end dates of October 2023, November 2023 and February 2024, with either party being able to end the lease upon three months' prior notice).

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Environmental Issues

For information on environmental issues that may affect our utilization of our facilities, see “Item 3.D. Risk Factors⸺Risks Related to Our Business Operations and Compliance with Government Regulations⸺If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”

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

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

SLN360, an siRNA targeting the LPA gene, is our wholly owned product candidate currently in phase 2 clinical development (ALPACAR-360 trial) to reduce high levels of Lp(a), a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population. In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating SLN360 in 32 healthy adults with high Lp(a) ≥150 nmol/L. In the APOLLO trial, participants in the top two SLN360 single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Those receiving a placebo saw no change in Lp(a) levels. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the SLN360 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantially reduced levels of Lp(a) of approximately 50% compared to baseline. SLN360 was well tolerated with no serious safety concerns reported. The multiple-ascending dose portion of the APOLLO program in subjects with high Lp(a) and stable ASCVD is ongoing and expected to readout in the fourth quarter of 2023. In January 2023, we started dosing in the ALPACAR-360 trial evaluating subjects with high Lp(a) ≥125 nmol/L at high risk of atherosclerotic cardiovascular disease, or ASCVD, events and we expect to complete enrollment by the end of 2023. We are engaged in global partnership discussions for this program to ensure we are well positioned to scale up SLN360 development and future commercialization.

SLN124, an siRNA targeting the TMPRSS6 gene, is our wholly owned product candidate that has shown the potential to address a range of hematological conditions by modulating endogenous hepcidin, a peptide hormone that is the master regulator of systemic iron balance. SLN124 is being evaluated in the SANRECO phase 1/2 trial in patients with PV and the GEMINI II phase 1 trial in patients with NTD thalassemia. In September 2022, we reported preliminary results from the single dose portion of the GEMINI II trial which showed SLN124 was well tolerated with no serious AEs, no severe treatment emergent AEs that were SLN124 related and no TEAEs leading to withdrawal. No dose limiting toxicity or drug related liver injury was observed. Effects on hepcidin, serum iron, transferrin saturation and hemoglobin are being evaluated in the ongoing multiple-dose arm expected to readout in the fourth quarter of 2023. SLN124 demonstrated proof of mechanism in the GEMINI trial in healthy volunteers completed in

May 2021, representing the first clinical data from our mRNAi GOLD™ platform. SLN124 has FDA Fast Track and orphan drug designations for PV as well as orphan drug and rare pediatric disease designations for beta-thalassemia. The European Medical Agency has also granted SLN124 orphan drug designation and rare pediatric disease designation for beta-thalassemia.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca, Mallinckrodt and Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties.

We believe the potential for our mRNAi GOLD™ platform to address disease-associated genes in the liver is substantial. Only around one percent of the approximately 14,000 liver expressed genes have been targeted by publicly known siRNAs. Once in the clinic, early-stage GalNAc-conjugated RNAi programs have shown a much greater likelihood of advancement from the current phase of development compared to the pharmaceutical industry average. We aim to maximize our mRNAi GOLD™ platform by advancing both our proprietary and partnered pipelines.

Executive Summary

Our results of operations for the full fiscal year ended December 31, 2022 reflect the following:

SLN360 for cardiovascular disease

•
In January 2022, we started dosing in the multiple-ascending dose portion of the APOLLO program in patients with high Lp(a) that have a history of stable ASCVD.
•
In February 2022, we reported positive topline data in the single-ascending dose portion of the APOLLO program.
•
In April 2022, results from the APOLLO program in healthy adults with high Lp(a) were simultaneously presented at the American College of Cardiology Annual Meeting and published in The Journal of the American Medical Association.
•
In November 2022, we presented a further analysis up to 365 days from the APOLLO program in healthy adults with high Lp(a) in a moderated poster session at the American Heart Association Annual Meeting.
•
In December 2022, SLN360's INN (international nonproprietary name) was approved – zerlasiran.

SLN124 for hematological conditions

•
In March 2022, we received FDA orphan drug designation for SLN124 in PV.
•
In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 GEMINI trial and prioritized thalassemia and PV indications.
•
In September 2022, we received FDA Fast Track Designation for SLN124 for the treatment of PV.
•
In September 2022, we reported preliminary results from the single dose portion of the GEMINI II trial in NTD thalassemia patients.

Partnered Program Updates

•
In March 2022, we achieved a $3.0 million milestone payment following the submission of the clinical trial application for SLN501, our complement program partnered with Mallinckrodt.
•
In June 2022, we started dosing subjects in the SLN501 healthy volunteer study.
•
In April 2022, we achieved a $2.0 million research milestone in our Hansoh collaboration.

•
In December 2022, we initiated work on the second target under our Hansoh collaboration. We retain global rights to this target outside the China Region.

Corporate Updates

•
In February 2022, we appointed Craig Tooman, previously Chief Financial Officer, as President, Chief Executive Officer and Board member. Rhonda Hellums, previously VP, Finance, was appointed as our Chief Financial Officer.
•
In August 2022, we completed a registered direct offering of 5,950,000 ADSs, at a public offering price of $9.50 per ADS. Our aggregate gross proceeds from this offering were $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses.

Post Period Highlights

•
In January 2023, we started dosing subjects in the ALPACAR-360 phase 2 clinical trial evaluating SLN360 in patients with high Lp(a) ≥ 125 nmol/L at high-risk of ASCVD events. We expect to complete enrollment in the fourth quarter of 2023.
•
In January 2023, we opened sites for enrollment in the SANRECO phase 1/2 clinical program of SLN124 in PV patients.
•
In February 2023, we started dosing the last subject in the multiple dose portion of the APOLLO phase 1 study of SLN360 in people with high Lp(a) and stable ASCVD. We remain on-track to report topline data in the fourth quarter of 2023.
•
In March 2023, we dosed the final subject in the multiple dose portion of the GEMINI II phase 1 study of SLN124 in thalassemia patients. We remain on-track to report topline data in the fourth quarter of 2023.

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

The collaboration covers five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each selected target at the point of candidate nomination. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets from us, with Mallinckrodt exercising the option for two additional complement targets from us in July 2020.

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

The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program. We received a research milestone payment of $2 million in October 2019 upon the initiation of work for the first complement C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. In April 2021, we received $2 million for initiating IND-enabling studies in the SLN501 C3 targeting program and we triggered another $3 million milestone payment following the submission of the SLN501 clinical trial application in March 2022.

In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date).

Collaboration Agreement with Hansoh

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging Silence's proprietary mRNAi GOLD™ platform. Under the terms of the agreement, we retain exclusive rights to the first two targets in all territories except the China Region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China Region following the completion of phase 1 studies. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. In December 2022, we initiated work on the second target which we retain global rights to outside the China Region.

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

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of $20.0 million (£16.4 million as of the payment date) and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of $2.0 million (£1.7 million as of the payment date) during the year ended December 31, 2020. In February 2021, we initiated work on the third complement target which triggered another $2 million (£1.5 million) research milestone payment. In April 2021, we also received $2 million

(£1.5 million) for the second research milestone related to the first complement 3 target. During the year ended December 31, 2022 we received milestone payments totaling $3.0 million (£2.2 million). In addition to these potential payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £11.7 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20.0 million) and an additional payment of £30.8 million ($40.0 million) in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £5.1 million in revenue under this agreement.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £11.9 million based on the exchange rate at the payment date and $14.4 million or £10.7 million, net of taxes) upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. During the year ended December 31, 2022, we achieved milestone payments totaling $2.0 million (£1.5 million). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £0.2 million in revenue under this agreement.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties until December 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2022, we recognized a total of £0.6 million in royalty income from Alnylam.

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

General and Administrative Expenses

General and administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur additional expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

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

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.4% of such qualifying R&D expenditures (starting on April 1, 2023, such rebate will be reduced to 18.6%). From 1 April 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. Based on the implementation of the new rules, we do not currently expect the 2022 R&D tax claim to be restricted. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.7% (starting on April 1, 2023, such rebate will be reduced to 14.1%). A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

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

Total estimated tax losses of £167.8 million and £154.1 million as of December 31, 2022 and 2021, respectively, were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £124.3 million as of December 31, 2022 (£107.6 million as of December 31, 2021). However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £43.6 million of accumulated tax losses as of December 31, 2022 (£46.4 million as of December 31, 2021) related to our operations in Germany. We had had a foreign tax expense in Germany of £0.4 million (2021: £0.2 million). Tax losses in the U.S. were negligible.

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

Results of Operations

Comparison of the years ended December 31, 2022, 2021 and 2020

The following tables summarize the results of our operations for the years ended December 31, 2022, 2021 and 2020.

Consolidated Income statements

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Revenue	17,501	12,415	5,479
Cost of sales	(10,880)	(7,456)	(3,762)
Gross profit	6,621	4,959	1,717
Research and development costs	(35,605)	(30,765)	(20,209)
General and administrative expenses	(19,609)	(20,008)	(13,983)
Other losses - net	-	-	(3,372)
Operating loss	(48,593)	(45,814)	(35,847)
Finance and other expenses	(47)	(52)	(323)
Finance and other income	1,272	10	129
Loss for the year before taxation	(47,368)	(45,856)	(36,041)
Taxation	6,879	6,446	3,494
Loss for the year after taxation	(40,489)	(39,410)	(32,547)
Loss per ordinary equity share (basic and diluted)	(41.9) pence	(44.1) pence	(39.8) pence

Revenue

Revenue for the year ended December 31, 2022 was £17.5 million (2021: £12.4 million; 2020: £5.5 million). The increase was primarily due to the advancement of targets in our Mallinckrodt, AstraZeneca, and Hansoh collaborations which delivered £16.9 million to us in 2022, offset by the reduction in revenue due to the completion of other collaboration agreements (2021: £11.4 million; 2020: £3.8 million).

Research and Development Expenses

The following table summarizes our research and development costs for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Research and development expenses
Contracted development costs	19,656	16,482	11,703
Personnel costs	13,902	12,663	7,256
Other costs	2,046	1,620	1,250
Total	35,605	30,765	20,209

Research and development expenses for the year ended December 31, 2022 were £35.6 million as compared to £30.8 million for the year ended December 31, 2021 and £20.2 million for the year ended December 31, 2020. Contract development costs increased by £3.2 million from 2021 as a result of additional clinical trials and an increase in contract manufacturing activities for our proprietary programs. Personnel costs also increased by £0.8 million from 2021 associated with the increase of headcount related to the addition of new R&D programs.

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts, which increased to £10.9 million for the year ended December 31, 2022 (2021: £7.5 million, 2020 £3.8 million). The increase was largely due to the further advancement of our collaboration programs.

General and administrative Expenses

General and administrative expenses were £19.6 million for the year ended December 31, 2022 as compared to £20.0 million for the year ended December 31, 2021 and £14.0 million for the year ended December 31, 2020. While there was an increase in payroll costs of £1.6 million, this was offset by a reduction in consulting and recruiting costs of £0.6 million as we continue to reduce reliance on consultants. The remainder of the decrease is due to finance, insurance, internal control, travel and legal costs as we continue to benefit from efficiencies gained and the monitoring of administrative costs.

Finance and Other Income (Expense)

Finance income represents bank interest and accretion from U.S. Treasury Bills. For December 31, 2022 this was £0.2 million (2021: £10 thousand and 2020: £0.1 million). The increase of finance income in 2022 can mainly be attributed to purchases of U.S. Treasury Bills in 2022.

Also included in the Finance and other Income total is foreign exchange gains of £1.0 million, £nil, and £nil for the years ended December 31, 2022, 2021 and 2020, respectively. Net foreign exchange gains and losses result primarily from foreign currency (Euro and USD) denominated bank accounts.

Finance expense for the year ended December 31, 2022 was £47 thousand, resulting from interest expense incurred in connection with lease liabilities, compared to £8 thousand for the prior year.

Also included in the Finance and other expense total is foreign exchange losses of £nil, £32 thousand, and £307 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. Net foreign exchange gains and losses result primarily from foreign currency (Euro and USD) denominated bank accounts.

Taxation

During 2022 and 2021, we have recognized U.K. research and development tax credits of £7.4 million and £6.9 million, respectively in respect of R&D expenditures incurred; the higher tax credit in current year due to an increase in R&D expenditure compared to previous year. This amount was offset by tax charges in our foreign tax expense.

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

Revenue Recognition under Collaboration Agreements

During the years ended December 31, 2022, 2021 and 2020, a significant portion of our revenue from collaboration agreements was derived from our agreements with Mallinckrodt, AstraZeneca, and Hansoh. Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide license for up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

We have out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. The upfront payment has been allocated evenly between the ten targets on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. Subsequent milestones are allocated to the target to which they are related. The upfront and milestone payments will be recognized as revenue as the services are provided. We anticipate initiating work on up to five targets in the early stages of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. Under the collaboration, utilizing our technology, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance. The license of the intellectual property and the R&D services are not distinct, as AstraZeneca cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease target). We recognize revenue over the duration of the contract based on an input method based on percentage of cost incurred.

We granted an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets, to Mallinckrodt in July 2019 to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, with Mallinckrodt exercising the option for two additional targets from us in July 2020. The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease target). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

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

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. Subsequent milestones are allocated to the target to which they are related. The upfront and milestone payments will be recognized as revenue as the services are provided.

We granted an exclusive option to license two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 trials to Hansoh on October 15, 2021. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 trials. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021 which has been allocated between the three targets based on geography for each option, amount of reimbursable costs for activities provided by Silence for each target, as well as a benchmarking exercise that took into account the standalone selling price per target based on similar precedent transactions that had been publicly announced by comparable companies. Subsequent milestones are allocated to the target to which they are related. The upfront payment and subsequent milestone payments, which are variable and depend upon probability of achievement of specified development, regulatory and commercial milestones, will be recognized as revenue as the services are provided. The license of the intellectual property and the R&D services are not distinct, as Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease target). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

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

For the year ended December 31, 2022, 2021 and 2020, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

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

Recent Accounting Pronouncements

See note 2.1 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this report for a discussion of new standards and interpretations recently and not yet adopted by us.

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

We will remain an EGC until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an EGC, we will not be entitled to the exemptions provided in the JOBS Act.

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

As of December 31, 2022, we had cash, cash equivalents and U.S. Treasury Bills of £71.1 million ($86.0 million), which reflects the registered direct offering, or the Offering, of 5,950,000 ADSs, at a public offering price of $9.50 per ADS, in August 2022. Our aggregate gross proceeds from this offering were $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses. We believe that our current cash, cash equivalents and U.S. Treasury Bills will be only sufficient to fund our operating expenses and capital expenditure requirements through the first quarter of 2024. Based on the Company’s evaluation as described in the consolidated financial statements, footnote 2.3 Going Concern, there is a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources. However, there is no assurance that we will be successful in obtaining sufficient funding on acceptable terms.

To date, we have financed our operations primarily through the issuances of our equity securities and from upfront, milestone and research payments under collaboration agreements with third parties.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

On October 15, 2021, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, under which Jefferies, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the Sales Agreement up to a maximum of $100.0 million of ADSs. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. We may offer and sell up to $300.0 million of our shares, represented by ADSs, from time to time in one or more offerings. During the year ended December 31, 2022, no shares of our common stock were issued pursuant to the Sales Agreement.

We may also achieve further milestones from our current collaboration partners which will further extend our cash runway.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Net cash inflow/(outflow) from operating activities	(45,456)	6,806	(10,776)
Net cash inflow/(outflow) from investing activities	(16,542)	8,676	9,618
Net cash inflow from financing activities	43,049	30,711	15,428
Increase/(decrease) in cash and cash equivalents	(18,949)	46,193	14,270

Operating activities

Net cash outflow from operating activities decreased to £45.5 million for the year ended December 31, 2022 from a net cash inflow of £6.8 million for the year ended December 31, 2021. This was primarily due to a decrease in upfront cash payments from collaborators in 2022 (£41.5 million in 2021). Further decreases were from additional cash spend of £10.5 million from research, development and administrative costs incurred as we continue to expand and advance our research and development portfolio.

Net cash inflow from operating activities increased by £17.5 million to £6.8 million for the year ended December 31, 2021 from a net cash outflow of £10.8 million for the year ended December 31, 2020. This was primarily due to increases in upfront cash payments from collaborators of £25.5 million (£41.5 million in 2021, less £16.0 million in 2020) and additional milestones £2.9 million. These increases in cash flow were offset by net cash expenses which increased £16.8 million from research, development and administrative costs incurred as we continue to expand and advance our research and development portfolio. The remainder of the increase was due to additional amounts received from R&D tax credits received.

Investing activities

Net cash outflow from investing activities was £16.5 million for the year ended December 31, 2022, compared to £8.7 million inflow for the year ended December 31, 2021. This change was primarily due to the purchase of U.S. Treasury Bills with maturities over three months of £16.3 million in 2022 while there was a redemption of term deposits of £10 million in 2021.

Net cash inflow in investing activities was £8.7 million for the year ended December 31, 2021, compared to £9.6 million outflow for the year ended December 31, 2020. This change was primarily due to a cash increase used for purchasing property, plant and equipment of £0.8 million.

Financing activities

The increase in net cash from financing activities to £43.0 million for the year ended December 31, 2022 from £30.7 million inflow for the year ended December 31, 2021 was due to the proceeds we received from the Offering. The aggregate gross proceeds of the Offering were $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses.

In 2021, we received aggregate gross proceeds of $45 million (approximately £33 million) before deducting approximately £2.4 million in placement agent fees and other expenses from an oversubscribed private placement of our ADSs.

The net cash from financing activities was £15.4 million for the year ended December 31, 2020 due to the $20.0 million investment in our ordinary shares made by AstraZeneca in the first half of 2020 (equivalent to £15.6 million based on the exchange rate at the payment date).

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product candidate pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, through the first quarter of 2024.

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

C. Research and Development, Patent and Licenses, etc.

For a discussion of our research and development activities, including amounts spent on company-sponsored research and development activities for the last three financial years, see “Item 4.B. Business Overview” and “Item 5.A. Operating Results.”

D. Trends Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For more information, see “Item 4.B. Business Overview,” “Item 5.A. Operating Results,” and “Item 5.B. Liquidity and Capital Resources.”

E. Critical Accounting Estimates

Critical accounting estimates are discussed in note 2.18 to our consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this report, including their ages as of the date of this Annual Report.

Name	Age	Position(s)
Executive Officers:
Craig Tooman	57	President, Chief Executive Officer and Executive Director
Giles Campion, M.D.	68	Head of R&D, Chief Medical Officer and Executive Director
Rhonda Hellums	51	Chief Financial Officer
Non-Executive Directors:
Iain Ross	69	Non-Executive Chairman
James Ede-Golightly	43	Non-Executive Director
Alistair Gray	74	Senior Independent Non-Executive Director
Dave Lemus	60	Non-Executive Director
Steven Romano, M.D.	63	Non-Executive Director
Michael Davidson, M.D.	66	Non-Executive Director

Executive Officers

Craig Tooman has served as our President, Chief Executive Officer and as a member of our board of directors since February 2022 and previously served as our Chief Financial Officer from January 2021 until February 2022. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including 15 years of experience as a public company CEO and CFO. Prior to joining us, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, Inc., where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals, Inc. until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology, Inc. and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board, and the Audit and Remuneration Committees of CureVac. He also serves on the Board of Directors of Ondine Biomedical Inc. and Verté Therapeutics. Mr. Tooman received a BA degree in Economics from Kalamazoo College and studied at Waseda University in Tokyo as part of that program. He earned his MBA in finance from the University of Chicago.

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

Non-Executive Directors

Iain Ross has served as our Non-Executive Chairman since September 2020 after serving as Executive Chairman from December 2019 to September 2020. He previously served as our Non-Executive Chairman from April 2019 to December 2019 and as our Chairman from 2004 to 2010. Mr. Ross has experience in the international life sciences and technology sectors and has held significant roles in multi-national companies including Sandoz, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has completed multiple financing transactions, and has over 30 years’ experience in cross-border management as a chairman and CEO. He has led and participated in eight Initial Public Offerings (IPOs) and has direct experience of M&A transactions in Europe, the United States and the Pacific Rim. Currently he is Executive Chairman of ReNeuron Group plc (LSE) and Non-Executive Chairman of Kazia Therapeutics Limited (ASX & Nasdaq). In addition, he is a non-executive director of BiVictriX Therapeutics plc (LSE) and advises a number of private companies in the biotechnology sector. He is a qualified Chartered Director and Fellow of Royal Holloway, London University.

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly is currently chairman of Oxehealth Ltd, East Balkan Properties Plc and Oxford Advanced Surfaces Ltd. Among other directorships, Mr. Ede-Golightly is non-executive director of Sarossa plc, Serendipity Capital Ltd and Plant Health Care plc, and has extensive experience as a non-executive director of AIM-quoted companies with international business interests. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors.

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust, chair of the Scottish Enterprise’s Pension Trustee Board and Life Assurance Scheme Trustee Board and as a non-executive director of Scottish Golf Ltd. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young Management Consultants (now EY) and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. He is also a Visiting Professor at Loughborough University London and the University of Stirling.

Dave Lemus has served as a member of our board of directors since June 2018. Previously, Mr. Lemus was the Chief Executive Officer of Ironshore Pharmaceuticals Inc. and prior to this, Mr. Lemus served as Chief Operating Officer and Chief Financial Officer of Medigene AG. From 2011 to 2015, he served as Chief Executive Officer of Sigma Tau Pharmaceuticals, Inc. Mr. Lemus was also Chief Financial Officer and Executive Vice President of MorphoSys AG from 1998 to 2011, during which time he took the company public on the Frankfurt Stock Exchange in Germany’s first biotechnology initial public offering. In addition to his position on our board of directors, Mr. Lemus also currently serves as non-executive director of Sorrento Therapeutics Inc. (Nasdaq: SRNE), Scilex Holding Company (Nasdaq: SCLX) and BioHealthInnovation, Inc. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and received a B.S. in accounting from the University of Maryland College Park. Mr. Lemus is also a Certified Public Accountant in the United States.

Steven Romano, M.D. has served as a member of our board of directors since July 2019. Dr. Romano is a pharmaceutical executive and board-certified psychiatrist with over 28 years of drug development experience across a wide range of therapeutic and disease areas. Dr. Romano most recently served as executive vice president and chief scientific officer at Mallinckrodt plc, where he had responsibility for research and development, regulatory, safety sciences and medical affairs. Prior to joining Mallinckrodt, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior research and development and medical roles of increasing responsibility, culminating in his most recent position as SVP, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. He has

recently served as Chairman of the National Pharmaceuticals Council, a health policy research organization, and is a past president of the International Society for CNS Clinical Trials and Methodology, an independent organization focused on enhancing therapeutic development of central nervous system therapeutics. Dr. Romano graduated from Washington University in St. Louis with a bachelor’s degree in biology and English literature, received his M.D. from the University of Missouri-Columbia School of Medicine and completed his psychiatry and fellowship at Weill Cornell Medical Center, where he held academic and clinical positions prior to entering the industry.

Michael H. Davidson, M.D. FACC, FNLA, has served as a member of our board of directors since January 2021. Dr. Davidson is Professor of Medicine and Director of the Lipid Clinic at the University of Chicago. He also serves as the Chief Executive Officer of New Amsterdam Pharma Company N.V. (Nasdaq: NAMS) which was listed on Nasdaq in November 2022. Dr. Davidson is a leading expert in the field of Lipidology. He has conducted over 1,000 clinical trials, published more than 350 medical journal articles and written three books on Lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson is a serial biotech entrepreneur, founding three companies, the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996, Omthera Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440 million, and most recently, he was the founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1 billion in 2020. He is also an independent director of Nasdaq-listed Tenax Therapeutics, Inc. (Nasdaq: TENX) and serves on the board of two private biotech companies, Sonothera and NanoPhoria Bioscience. Dr. Davidson is board-certified in internal medicine, cardiology, and clinical lipidology. He was President (2010-2011) of the National Lipid Association, named as one The Best Doctors in America for the past 20 years and “Father of the Year” by the American Diabetes Association, 2010.

Agreement to Appoint a Director

In July 2019, Mallinckrodt, through its affiliate, Cache Holdings Limited, or Cache, purchased $5 million worth of our ordinary shares. In addition to the cash payment for the shares, we also provide Cache the right to nominate one person as a director on our board. The first director nominated pursuant to this provision was Dr. Romano. The Cache nominated director must resign if (i) prior to the issuance of new ordinary shares, Cache’s holding represent less than 5% of the voting rights of our shares outstanding, or (ii) following the issuance of new ordinary shares Cache’s holding represent less than 5% of the voting rights of our shares outstanding and they’ve transferred at least 2,531,083 of our ordinary shares. Cache must consult with us prior to making any nomination.

B. Compensation

Executive Officer Remuneration

The following table sets forth the remuneration paid during the year ended December 31, 2022, to our executive officers.

Name and Principal Position[1]	Salary £000s	Bonus(1) £000s	Option Awards(2) £000s	Pension/Post Retirement Benefits £000s	All Other Compensation £000s	Total £000s
Craig Tooman	461	162	5,290	14	13	5,940
President and Chief Executive Officer (3)
Giles Campion, M.D.	350	129	1,017	35	9	1,540
Executive Vice President, Head of R&D
Rhonda Hellums	334	57	1,901	15	32	2,339
Chief Financial Officer (4)
Total	1,145	348	8,208	64	55	9,820

(1)
Amount shown reflect bonuses awarded for achievement of performance goals paid in 2022.
(2)
Amount shown represents the aggregate grant date fair value of option awards granted in 2022 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 24 to our consolidated financial statements included elsewhere in this Annual Report. Total option award compensation expense for the year ended December 31, 2022 for all key management personnel including the former CEO and non-executive directors was £3.5 million.
(3)
Mr. Tooman served as our Chief Financial Officer during 2021 and became our President and Chief Executive Officer on February 21, 2022.
(4)
Ms. Hellums became our Chief Financial Officer on February 21, 2022.

Executive Service Agreements

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

Mr. Tooman is eligible to participate in our discretionary bonus plan. Mr. Tooman’s maximum annual bonus entitlement is 60% of his annual base salary. If Mr. Tooman’s employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Mr. Tooman for “Good Reason” (as defined in the employment agreement) and provided he is not in breach of the restrictive covenants (including post-termination) applicable to him (which we refer to herein as a Severance Good Leaver) prior to the end of any bonus year, he is eligible to be paid: (i) subject to Mr. Tooman executing a customary release of claims, such release becoming effective, or the Release Condition, any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

In connection with Mr. Tooman’s promotion to President and Chief Executive Officer, we granted him options representing the right to acquire 125,000 of our ADSs. The ADSs will vest in equal installments monthly over the next 48 months. The exercise price of the ADSs is $18.99.

Mr. Tooman’s employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of his death, disability or termination by us for Cause). If Mr. Tooman’s employment is terminated and he is not a Severance Good Leaver, he will only be entitled to payments and benefits accrued at the termination date.

If Mr. Tooman is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, he is eligible to receive (i) continuation of his annual base salary for a period of 12 months, or the Tooman Separation Period, paid over the Tooman Separation Period in accordance with normal payroll practices and (ii) if elected by Mr. Tooman, continuation coverage under the Company’s medical plan for no longer than the Tooman Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

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

The employment agreement contains customary provisions under Section 409A of the Code and standard assignment provisions relating to the ownership of intellectual property. Mr. Tooman is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment and non-inducement restrictive covenants for a period of 12 months post-termination of his employment.

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

Ms. Hellums is eligible to participate in our discretionary bonus plan. Ms. Hellums’ maximum annual bonus entitlement is 40% of her annual base salary. If Ms. Hellums’ employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Ms. Hellums for “Good Reason” (as defined in the employment agreement) and provided she is a Severance Good Leaver prior to the end of any bonus year, she is eligible to be paid: (i) subject to Ms. Hellums satisfying the Release Condition, any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

In connection with Ms. Hellums’ promotion to Chief Financial Officer, we granted her options representing the right to acquire 50,000 of our ADSs. The ADSs will vest in equal installments monthly over the next 48 months. The exercise price of the ADSs is $18.99.

Ms. Hellums’ employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of her death, disability or termination by us for Cause). If Ms. Hellums’ employment is terminated and she is not a Severance Good Leaver, she will only be entitled to payments and benefits accrued at the termination date.

If Ms. Hellums is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, she is eligible to receive (i) continuation of her annual base salary for a period of 6 months, or the Hellums Separation Period, paid over the Hellums Separation Period in accordance with normal payroll practices and (ii) if elected by Ms. Hellums, continuation coverage under the Company’s medical plan for no longer than the Hellums Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

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

The employment agreement contains customary provisions under Section 409A of the Code and standard assignment provisions relating to the ownership of intellectual property. Ms. Hellums is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment and non-inducement restrictive covenants for a period of 12 months post-termination of her employment.

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

Dr. Campion’s employment is terminable by either party on not less than six months’ prior written notice (increasing to twelve months’ following a change of control of the Company). We may elect to terminate Dr. Campion’s employment at any time by notifying him of such in writing and paying him his basic salary, benefits, bonus and holiday pay in lieu of the remaining period of notice. We may elect to make such payment in lieu of notice in equal monthly installments over the period of unworked notice and, if we so elect, Dr. Campion is obliged to seek alternative income during this period and to notify us of any payments, insurance or benefits so received. The remaining installments due to Dr. Campion will then be reduced by the amount of such net income. We may elect to put Dr. Campion on garden leave for all or part of any period of notice. We retained the right to terminate Dr. Campion with immediate effect without notice or payment in lieu of notice in certain limited circumstances as defined in the employment agreement.

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

In connection with Mr. Rothera’s departure, we entered into a separation agreement, or the Separation Agreement, governing the terms of his departure. Pursuant to the Separation Agreement, Mr. Rothera is entitled to: (i) a cash payment of $604,095 (less applicable taxes and withholdings), payable in equal installments according to our normal payroll practices; (ii) a pro-rated bonus for our 2022 fiscal year to be determined based on our financial performance at the end of the year; (iii) if elected by Mr. Rothera, continuation coverage under the Company’s medical plan for no longer than the Separation Period, together with an additional monthly payment equal to the excess of the premium charged for such continuation coverage over the amount charged to active employees for the same coverage; (iv) payment for the preparation of annual tax returns for 2021 and 2022, provided that we will not be required to pay more than $20,000 in the aggregate.

Under the Separation Agreement, Mr. Rothera’s equity awards continued to vest until August 17, 2022 and vested options were exercisable until February 18, 2023, as provided for in the applicable share plan.

The employment agreement contained customary 409A provisions and standard assignment provisions relating to the ownership of intellectual property. Mr. Rothera is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment, non-inducement and non-compete restrictive covenants which were effective for a period of 12 months post-termination of his employment. The Separation Agreement also contains a general release of all claims Mr. Rothera may have brought against us, except for Mr. Rothera’s right to enforce the terms of the Separation Agreement or bring a charge before the U.S. Equal Employment Opportunity Commission.

Remuneration paid to Mr. Rothera during the year ended December 31, 2022, included: £554 thousand in salary inclusive of severance payments, paid in installments from date his separation date for an additional 12 months in line with his severance agreement; a bonus payment of £228 thousand; option awards of £3,254 thousand in aggregate grant date fair value in 2022 measured using the Black Scholes model; and £63 thousand in other benefits.

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

Limits

Pursuant to the terms of the Employee LTIP, as restated and approved by our shareholders on July 23, 2020, we are permitted to grant awards over 8,700,000 of our ordinary shares, which reserve shall automatically increase on January 1st of each year, until 2028, in an amount up to 5% of the total number of our outstanding ordinary shares on December 31st of the preceding calendar year. This cap covers awards granted under the Employee LTIP, the Employee U.S. Sub-Plan, the Non-Employee LTIP and the Non-Employee U.S. Sub-Plan (each as defined below), but excludes awards already satisfied by the issuance of shares prior to the date on which our shareholders approve such reserve. If an award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased or cancelled without having been fully exercised, the unused shares in respect of such award return to the reserve.

As of December 31, 2022, awards of 11,571,487 which represents 3,857,162 ADSs at a 3:1 ratio were outstanding under the Employee LTIP (all granted in the form of options).

Awards under the Employee LTIP may generally not be granted to an individual on or after October 1, 2019 if, when taken with any other awards granted to that individual on or after that date, the market value of such awards normally vesting in a 12-month period would exceed 250% of that individual’s annual base salary. If the board of directors determines that exceptional circumstances exist, awards in excess of this limit may be granted, subject to a higher limit of 300% of that individual’s annual remuneration.

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

Awards in the form of options granted to U.S. taxpayers with an exercise price of less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Code must, if required for compliance with such Section, be exercised within 2.5 calendar months after the end of the relevant U.S. tax year (or, if later, the tax year of the entity engaging the U.S. taxpayer) in which the option first becomes exercisable.

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

Employee U.S. Sub–Plan

On June 22, 2020, the board of directors adopted the Employee U.S. Sub-Plan under the Employee LTIP. Our shareholders approved the Employee U.S. Sub-Plan on July 23, 2020. The Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Employee LTIP who are U.S. residents and U.S. taxpayers, including potentially tax efficient incentive stock options. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Code, the exercise price of options granted under the Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Code. Conditional share awards granted under the Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs. The maximum number of shares that may be issued under the Employee U.S. Sub-Plan upon the exercise of incentive stock options is 26,100,000.

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

As of December 31, 2022, awards over 839,997 shares were outstanding under the Non-Employee LTIP (all granted in the form of options).

Non-Employee U.S. Sub –Plan

In June 2020, the board of directors adopted the Non-Employee U.S. Sub-Plan under the Non-Employee LTIP. Our shareholders approved the Non-Employee U.S. Sub-Plan on July 23, 2020. The Non-Employee U.S. Sub-Plan permits the grant of awards to eligible participants under the Non-Employee LTIP who are U.S. residents and U.S. taxpayers. Unless options granted under the Employee U.S. Sub-Plan are structured to be compliant with Section 409A of the Code, the exercise price of options granted under the Non-Employee U.S. Sub- Plan shall not be less than 100% of the fair market value of a share on the date of grant, determined in accordance with Section 409A of the Code. Conditional share awards granted under the Non-Employee U.S. Sub-Plan are termed Restricted Stock Units, or RSUs.

2022 Grants

The following table summarizes the options that we granted to our directors and executive officers under the 2018 Long Term Incentive Plan in 2022:

Name	Ordinary Shares/Underlying Options	Exercise price per share	Exercise price per ADS	Grant Date	Expiration Date	Number of underlying shares	Number of underlying ADSs
Craig Tooman	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	264,999	88,333
Craig Tooman	Underlying Options	£5.24	$18.99	21-Feb-22	21-Feb-32	375,000	125,000
Craig Tooman	Underlying Options	£3.20	$11.59	16-Sep-22	16-Sep-32	900,000	300,000
Rhonda Hellums	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	55,998	18,666
Rhonda Hellums	Underlying Options	£5.24	$18.99	21-Feb-22	21-Feb-32	150,000	50,000
Rhonda Hellums	Underlying Options	£3.20	$11.59	16-Sep-22	16-Sep-32	375,000	125,000
Giles Campion M.D.	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	199,998	66,666
Mark Rothera	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	639,999	213,333

Iain Ross	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	90,000	30,000
Alistair Gray	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	48,000	16,000
Dave Lemus	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	48,000	16,000
James Ede-Golightly	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	48,000	16,000
Stephen Romano M.D.	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	48,000	16,000
Michael Davidson M.D.	Underlying Options	£6.51	$23.60	6-Jan-22	6-Jan-32	48,000	16,000

Non-Executive Directors Remuneration

The following table sets forth the remuneration paid to our non-executive directors for service on our board of directors during the year ended December 31, 2022. The remuneration paid to our executive directors, Mr. Tooman (and Mr. Rothera until February 2022) and Dr. Campion, during the year ended December 31, 2022 is described in the section titled “Executive Officer Remuneration.”

	Base salary	Taxable benefits	Pension	Option Awards (1)	Total fixed remuneration
	£’000s	£’000s	£’000s	£’000s	£’000s
Non-Executive Directors:
Iain Ross	90	-	-	458	548
Alistair Gray	54	-	-	244	298
Dave Lemus	46	-	-	244	290
James Ede-Golightly	44	-	-	244	288
Stephen Romano M.D.	37	-	-	244	281
Michael Davidson M.D.	40	-	-	244	284

(1)
Amount shown represents the aggregate grant date fair value of option awards granted in 2022 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 24 to our consolidated financial statements included elsewhere in this Annual Report.

Non-Executive Director Letters of Appointment

We have entered into letters of appointment with each of our non-executive directors. The appointment of our non-executive directors can be terminated by either us or the director upon three calendar months’ written notice, or by us in our absolute discretion at any time with immediate effect on payment of money in lieu of notice.

Under the non-executive director appointment letters, we may also terminate each appointment with immediate effect if the non-executive director: (1) commits a material breach of his obligations under the letter of appointment; (2) commits a serious or repeated breach or non-observance of his obligations to us; (3) has been guilty of any fraud or dishonesty or acts in any manner which, in our opinion, brings or is likely to bring us into disrepute or is materially adverse to our interests; (4) is incompetent or guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of his obligations under the letter of appointment; (5) failed or refused after a written warning to carry out the duties reasonably and properly required under the letter of appointment; (6) is convicted of an arrestable criminal offense other than a road traffic offense for which a fine or non-custodial penalty is imposed; (7) is declared bankrupt or makes an arrangement with or for the benefit of his creditors, or suffers comparable proceedings in another jurisdiction; (8) is disqualified from acting as a director in any jurisdiction; (9) accepts a position with another company, without our prior agreement, which in the reasonable opinion of the Board may give rise to a conflict of interest between his position as a director of our company and his interest in such other company; or (10) commits any offense under the U.K. Bribery Act 2010.

C. Board Practices

Composition of our Board of Directors

Our board of directors is currently composed of eight members. In 2022, our board consisted of two executive directors, consisting of Mr. Tooman (Mr. Rothera until February 2022) and Dr. Campion, and six non-executive directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that none of our directors, other than our executive directors, and Mr. Ross, who, having served as our Executive Chairman until September 14, 2020, was employed by us within the last three years, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these five directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our executive officers or directors.

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

Nominations Committee of the Board

Our nominations committee, which consists of Messrs. Ross, and Gray and Dr. Romano, assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board in developing our corporate governance principles. Mr. Ross serves as chairman of the nominations committee.

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

Science and Technology Committee of the Board

Our science and technology committee, which consists of Drs. Campion, Davidson and Romano, assists our board of directors in overseeing our scientific and research strategy. Dr. Romano serves as chairman of the science and technology committee. Our board of directors is responsible for appointing the members of the science and technology committee and each member can be appointed for a term of up to three years and such term may be extended by no more than two additional three-year periods.

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

D. Employees

As of December 31, 2022, we had 122 employees. Of these employees, 93 employees are engaged in research and development activities and 29 employees are engaged in general and administrative activities. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of members of our board and executive officers and arrangements involving our employees in our share capital, see Item 6.B. Compensation, Item 7.A. Major Shareholders and Item 7.B. Related Party Transactions.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

•
each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2023. Percentage ownership calculations are based on 107,864,673 ordinary shares issued and outstanding as of March 1, 2023, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of March 1, 2023.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Richard Griffiths	27,373,392	25.4%
Compagnie Odier SCA (1)	21,281,802	19.7%
Robert Keith	12,291,528	11.4%
TCG Crossover Management, LLC	6,314,625	5.9%
Deep Track Capital LP	5,854,740	5.4%
Executive Officers and Directors:
Craig Tooman (2)	786,678	0.7%
Rhonda Hellums (3)	181,497	0.2%
Giles Campion, M.D. (4)	1,082,541	1.0%
Mark Rothera (5)	-	*
Iain Ross (6)	1,080,768	1.0%
James Ede-Golightly (7)	33,903	*
Alistair Gray (8)	31,527	*
Dave Lemus (9)	31,527	*
Steven Romano, M.D. (10)	36,993	*
Michael Davidson, M.D. (11)	36,993	*
All current directors and executive officers as a group (10 persons)	3,302,427	3.1%
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

(2) Consists of 31,986 ordinary shares held and 574,281 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(3) Consists of 1,500 ordinary shares held and 179,997 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(4) Consists of 23,943 ordinary shares held and 1,032,864 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(5) Consists of no ordinary shares held and no ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(6) Consists of 64,941 ordinary shares held and 1,005,825 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(7) Consists of 9,903 ordinary shares held and 18,666 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(8) Consists of 9,903 ordinary shares held and 18,666 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(9) Consists of 7,527 ordinary shares held and 18,666 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(10) Consists of 12,993 ordinary shares held and 18,666 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

(11) Consists of 12,993 ordinary shares held and 18,666 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2023.

We estimate that as of March 1, 2023, approximately 41% of our outstanding ordinary shares are held by 30 U.S. record holders.

B. Related Party Transactions.

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

During the year ended December 31, 2022, we paid £60 thousand (2021: £nil) to Gladstone Consultancy Partnership, a company controlled by Director Iain Ross, for consulting and advisory services. The amounts payable were settled before the relevant period ends.

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

None.

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

AstraZeneca agreed to make an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. AstraZeneca also made an equity investment of $20 million in us in March 2020. We anticipate initiating work on up to five targets in the early stages of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10 million for each selected target at the point of candidate nomination.

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

Under the terms of the agreement, Hansoh has the exclusive option to license exclusive rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 trials. We will retain exclusive rights for those two targets in all other territories. We are responsible for all activities up until Hansoh exercises its option and we will retain responsibility for development outside the China region post phase 1 trials. Hansoh also has the exclusive option to license exclusive global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target.

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

Lease

We lease office space in London, England for our corporate headquarters and general and administrative functions under a lease with a term through September 2025. We also lease regional offices and laboratory space in Berlin, Germany and Hoboken, New Jersey.

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

We do not believe we were a PFIC for our taxable year ended December 31, 2022 or for the year ended December 31, 2021. Regardless, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Credit and Liquidity Risk

Our cash, cash equivalents and U.S. Treasury Bills are on deposit with two financial institutions, one in the US and one in the UK, which management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2022, 2021 and 2020, which consisted solely of amounts due from AstraZeneca, Mallinckrodt and Alnylam.

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

Interest Rate Risk

As of December 31, 2022, we had cash, cash equivalents and U.S. Treasury Bills of £71.1 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and certificates of deposit from time to time. During the years ended December 31, 2022, 2021 and 2020, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

See note 29 to our consolidated financial statements for quantitative disclosures about market risk.

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

E. None.

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

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Our management, including the chief executive officer and chief financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, including the chief executive officer and chief financial officer as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

None.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

	2022	2021
Fee Category	£’000s	£’000s
Audit Fees	463	403
Audit Related Fees	150	180
Tax	-	-
Other Services	-	-
Total Fees	613	583

Audit Fees

For the years ended December 31, 2022 and 2021, audit services includes fees for the year end, half-year as well as quarterly interim reviews in 2022.

Audit Related Fees

For the years ended December 31, 2022 and 2021, audit related services are associated with registration statements and offerings.

Tax Fees

We did not incur any tax fees for services from PricewaterhouseCoopers LLP in 2022 and 2021.

All Other Fees

We did not incur any other fees for services from PricewaterhouseCoopers LLP in 2022 and 2021.

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

SILENCE THERAPEUTICS PLC
		By:	/s/ Craig Tooman
		Name:	Craig Tooman
Date:	March 15, 2023	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

PCAOB ID: 876 Auditor Name: PricewaterhouseCoopers LLP Auditor Location: Reading, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silence Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silence Therapeutics plc and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.3 to the consolidated financial statements, the Group has incurred recurring losses since inception and cash outflows from operating activities and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers LLP

Reading, United Kingdom

March 15, 2023

We have served as the Group's auditor since 2014.

SILENCE THERAPEUTICS plc

Consolidated income statements

(in thousands, except for loss per share)

	Note	2022	2021	2020
		£000s	£000s	£000s
Revenue	3	17,501	12,415	5,479
Cost of sales		(10,880)	(7,456)	(3,762)
Gross profit		6,621	4,959	1,717
Research and development costs		(35,605)	(30,765)	(20,209)
General and administrative expenses		(19,609)	(20,008)	(13,983)
Other losses - net	7	-	-	(3,372)
Operating loss	5	(48,593)	(45,814)	(35,847)
Finance and other expenses	8	(47)	(52)	(323)
Finance and other income	9	1,272	10	129
Loss for the year before taxation		(47,368)	(45,856)	(36,041)
Taxation	10	6,879	6,446	3,494
Loss for the year after taxation		(40,489)	(39,410)	(32,547)
Loss per ordinary equity share (basic and diluted)	11	(41.9) pence	(44.3) pence	(39.8) pence

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated statements of comprehensive income

(in thousands)

	2022	2021	2020
	£000s	£000s	£000s
Loss for the year after taxation	(40,489)	(39,410)	(32,547)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit or loss:
Foreign exchange differences arising on consolidation of foreign operations	544	(677)	472
Total other comprehensive income/(expense) for the year	544	(677)	472
Total comprehensive expense for the year	(39,945)	(40,087)	(32,075)

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated balance sheets

(in thousands)

		December 31,
	Note	2022	2021
		£000s	£000s
Non-current assets
Property, plant and equipment	12	2,201	1,944
Goodwill	13	8,009	7,592
Other intangible assets	14	320	24
Financial assets at amortized cost	17	284	301
		10,814	9,861
Current assets
Cash and cash equivalents	15	54,816	73,537
Financial assets at amortized cost	17	16,328	-
R&D tax credit receivable	10	14,882	6,945
Other current assets	18	9,745	5,520
Trade receivables	19	915	331
		96,686	86,333
Non-current liabilities
Contract liabilities	22	(63,485)	(72,501)
		(63,485)	(72,501)
Current liabilities
Contract liabilities	22	(8,864)	(4,247)
Trade and other payables	20	(12,633)	(10,783)
Lease liability	21	(446)	(137)
		(21,943)	(15,167)
Net assets		22,072	8,526
Capital and reserves attributable to the owners of the parent
Share capital	24	5,390	4,489
Capital reserves	26	277,860	225,462
Translation reserve		2,085	1,541
Accumulated losses		(263,263)	(222,966)
Total shareholders equity		22,072	8,526

The financial statements on pages F1 to F33 were approved by the Board on March 14, 2023 and signed on its behalf.

Craig Tooman

Chief Executive Officer

Company number: 02992058

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS PLC

Consolidated statements of changes in equity

(in thousands)

	Note	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
		£000s	£000s	£000s	£000s	£000s
At January 1, 2020		3,919	167,243	1,746	(151,999)	20,909
Recognition of share-based payments		-	4,395	-	-	4,395
Options exercised in the year		-	(331)	-	331	-
Proceeds from shares issued		246	15,584	-	-	15,830
Transactions with owners recognized directly in equity		246	19,648	-	331	20,225
Loss for year		-	-	-	(32,547)	(32,547)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations		-	-	472	-	472
Total comprehensive expense for the year		-	-	472	(32,547)	(32,075)
At December 31, 2020		4,165	186,891	2,218	(184,215)	9,059
Recognition of share-based payments	26	-	8,632	-	-	8,632
Options exercised in the year	26	-	(659)	-	659	-
Proceeds from shares issued	24 / 26	324	30,598	-	-	30,922
Transactions with owners recognized directly in equity		324	38,571	-	659	39,554
Loss for year		-	-	-	(39,410)	(39,410)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	(677)	-	(677)
Total comprehensive expense for the year		-	-	(677)	(39,410)	(40,087)
At December 31, 2021		4,489	225,462	1,541	(222,966)	8,526
Recognition of share-based payments	26	-	10,252	-	-	10,252
Options exercised in the year	26	-	(192)	-	192	-
Proceeds from shares issued	24 / 26	901	42,338	-	-	43,239
Transactions with owners recognized directly in equity		901	52,398	-	192	53,491
Loss for year		-	-	-	(40,489)	(40,489)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	544	-	544
Total comprehensive expense for the year		-	-	544	(40,489)	(39,945)
At December 31, 2022		5,390	277,860	2,085	(263,263)	22,072

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated cash flow statements

(in thousands)

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Cash flow from operating activities
Loss before tax	(47,368)	(45,856)	(36,041)
Depreciation charges	478	411	476
Amortization charges	4	16	20
Charge for the year in respect of share-based payments	10,252	8,632	4,395
Net foreign exchange (gain)/loss	713	305	4,864
(Gain) on derivative financial instrument	-	-	(1,492)
Finance and other expenses	-	52	323
Finance and other income	(1,272)	(10)	(128)
(Gain) on disposal of property, plant and equipment	-	-	(3)
Revaluation of trade and other receivables related to contract liabilities	-	-	(4,864)
(Increase)/decrease in trade and other receivables	(584)	27,483	(29,302)
Increase in other current assets	(4,225)	(904)	(3,731)
(Increase) in R&D tax credit receivable	(502)	-	-
Decrease in derivative financial instrument	-	1,492	-
Increase in trade and other payables	1,447	2,405	1,303
(Decrease)/increase in contract liabilities	(4,399)	8,369	50,386
Cash generated/(spent) on operations	(45,456)	2,395	(13,794)
R&D tax credits received	-	4,411	3,018
Net cash (outflow)/inflow from operating activities	(45,456)	6,806	(10,776)
Cash flow from investing activities
Redemption of financial assets at amortized cost – term deposits	-	10,000	10,000
Purchase of financial assets at amortized cost	(16,125)	-	-
Interest received	23	10	129
Purchase of property, plant and equipment	(140)	(1,311)	(511)
Purchase of intangible assets	(300)	(23)	(3)
Proceeds from sale of property, plant and equipment	-	-	3
Net cash (outflow)/inflow from investing activities	(16,542)	8,676	9,618
Cash flow from financing activities
Repayment of lease liabilities	(190)	(211)	(402)
Proceeds from issue of share capital	43,239	30,922	15,830
Net cash inflow from financing activities	43,049	30,711	15,428
(Decrease)/increase in cash and cash equivalents	(18,949)	46,193	14,270
Cash and cash equivalents at start of year	73,537	27,449	13,515
Effect of exchange rate fluctuations on cash and cash equivalents held	228	(105)	(336)
Cash and cash equivalents at end of year	54,816	73,537	27,449

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Notes to the consolidated financial statements

1.
General information
1.1.
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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.
Principal accounting policies
2.1.
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

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. These include amendments to IAS1 'Presentation of financial statements' on classification of liabilities. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2.
Basis of consolidation

The Consolidated financial statements consolidate those of the Company and its controlled subsidiary undertakings drawn up to December 31, 2022. The Group controls an entity when the Group is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies into line with those used for reporting the operations of the Group. All intra Group transactions, balances, income and expenses are eliminated on consolidation.

2.3.
Going concern

The Group has incurred recurring losses since inception, including net losses of £40.5 million for the year ended December 31, 2022. As of December 31, 2022, the Group had accumulated losses of £263.3 million and cash outflows from operating activities for the year ended 31 December 2022 of £45.5 million.

The Group expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

To-date, the Group has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Group received $40.0 million (£30.8 million) of the upfront payments in respect of the AstraZeneca collaboration, $45 million from a private placement of ADSs (approximately $42.0 million / £30.8 million, net of expenses) and approximately $16.0 million (£10.7 million) of the upfront payment (net of taxes withheld, based on the exchange rate at the payment date), related to the Hansoh Pharmaceutical Group Company Limited or Hansoh, collaboration executed on October 14, 2021. In August 2022 the Group raised additional funds through a registered direct offering with aggregate gross proceeds of $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses. As of December 31, 2022, the Group had cash and cash equivalents and U.S. Treasury Bills of £71.1 million ($86.0 million).

The Group has the responsibility to evaluate whether conditions and/or events raise material uncertainty about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The forecast for evaluating the going concern basis of the Group includes continued investment in our technology platform and product pipeline. The forecast does not include collaboration milestones which have not been fully achieved or other assumptions for potential future non-dilutive or dilutive funding sources. Based on this evaluation, the Group believes that its current cash and cash equivalents are only sufficient to fund its operating

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

expenses through the first quarter of 2024. This indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize assets and discharge liabilities in the normal course of business.

The Group will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Group may seek additional funding through public or private financings, debt financing or collaboration agreements. Specifically, the Group may receive future milestone payments of up to $14 million from existing collaboration agreements in the next 12 months which will extend the ability to fund operations beyond the first quarter of 2024. However, these future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The Group has an authorized open market sale agreement and can potentially raise funds through the sale of ADSs. However, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us, or if at all. The inability to obtain future funding could impact; the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or unable to continue as a going concern.

These consolidated financial statements have been prepared assuming that the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include adjustments that would result if the Group were unable to continue as a going concern.

2.4.
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

2.5.
Revenue recognition

The Group’s revenue for the year ended December 31, 2022 consists of royalty income and revenue from collaboration agreements.

Royalty income

The Group’s royalty income is generated by a settlement and license agreement with Alnylam. Under this 15.contract, Alnylam is obliged to pay royalties to the Group on the net sales of ONPATTRO™ in the EU in a manner commensurate with the contractual terms. Invoices are raised in arrears on a quarterly basis based on sales information provided by Alnylam no later than 75 days after the quarter end.

The royalty exemption under IFRS 15 requires sales-based data. Royalty revenue is recognized when sales data is received, based on the level of sales when the related sales occur.

Revenue from collaboration agreements

We have considered the Mallinckrodt, AstraZeneca, and Hansoh contracts and assessed whether the research and development services and license of the IP in respect of each target are distinct.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Revenue has been calculated on the following ongoing basis for the year ended December 31, 2022:

•
Total contract costs which includes actual FTE and direct costs incurred up to December 31, 2022 and forecast FTE and direct costs for the remainder of the contract
•
Actual costs incurred up until December 31, 2022 are calculated as a percentage of total contract costs (actual and forecast)
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

Further details of the revenue amounts recognized in the year ended December 31, 2022 can be found in note 3.

2.6.
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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.7.
Defined contribution pension funds

The contributions payable to defined contribution retirement schemes are recognized as an expense in the period to which they relate. On the payment of the contribution the Group has no further liability.

2.8.
Business combinations

There were no new business combinations as defined by IFRS 3 during 2020, 2021 or 2022.

All goodwill is attributed to an acquisition that occurred in 2005. Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree.

2.9.
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

2.10.
Goodwill

Goodwill is stated at cost less any accumulated impairment losses; it is allocated to the operating segment that is expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows. Goodwill is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified. Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary at the date of acquisition. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.11.
Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization and less accumulated impairment losses.

Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life and goodwill are systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Licenses and software 10 – 15 years.

Capitalization of research and development costs

Costs associated with research activities are treated as an expense in the period in which they are incurred.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

2.12.
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

2.13.
Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

For the periods presented in these financial statements, financial assets were classified in the following categories: derivative financial instruments, and financial assets at amortized cost. Currently other categories of financial asset are not used. Management determines the classification of its financial assets at initial recognition.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets at amortized cost

Financial assets at amortized cost include trade receivables held in order to collect contractual cash flows, U.S. Treasury Bills and a term deposit held collect solely payment of the principal and interest, and deposits on property operating leases and for the procurement of materials. These are measured at initial recognition at fair value plus, if appropriate, directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method, less provision for impairment. Premiums and discounts, if any, are amortized or accreted as interest expense or income over the life of the related asset using the effective interest method. Any impairment is assessed using the Expected Credit Losses (ECL) model. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. Any impairment is recognized in the income statement.

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

Financial liabilities

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, all financial liabilities are measured at amortized cost using the effective interest method.

Equity instruments

Equity instruments issued by the Group are recorded as the proceeds received, net of direct issue costs.

2.14.
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

Measurement and recognition

At lease commencement date, the Group recognizes a right-of-use asset (as part of the appropriate underlying class of assets in property, plant and equipment) and a lease liability on the balance sheet.

The right-of-use asset is measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

direct costs, and restoration costs. The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

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

The Group has elected to account for short-term leases (leases with a duration of less than 12 months) and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

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

2.15.
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

Fair value is measured using a Black Scholes model, binomial pricing model, or Monte Carlo model. The key assumptions used in the model have been adjusted, based on management’s best estimate, for the effects of non‑transferability, exercise restrictions and behavioral considerations.

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

2.16.
Equity

Share capital is determined using the nominal value of shares that have been issued.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

2.17.
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

Tax receivable arises from the U.K. legislation regarding the treatment of certain qualifying research and development costs, allowing for the surrender of tax losses attributable to such costs in return for a tax rebate. Research and development tax credits are recognized when the receipt is probable. Research and development costs which are not eligible for reimbursement under the U.K. Research and Development Tax Credit scheme, such as expenditure incurred on research projects for which the group receives income, may be reimbursed under the U.K. Research and Development Expenditure Credit (“RDEC”) scheme. Amounts receivable under the RDEC scheme are presented within the Income Statement within Research and Development costs.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset realized. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Withholding tax is payable on gross income from dividends, interest, lease of property, royalties, and other China-source passive income since the Group does not have an establishment or place of business in China.

2.18.
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

The critical judgments concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

•
Application of IFRS 15 in determining revenue from contracts with customers specifically:
o
The determination of the numbers of performance obligations. Judgment was previously required in determining whether the license and the R&D activities are distinct performance obligations or not at the time collaboration agreements were executed. It is considered the license of the IP and the R&D activities are not distinct as the R&D services are essential to discover and develop a drug candidate and enhance the value in the underlying IP. In addition, the gene targets are highly specialized such that only the Group has the specialist knowledge to apply the IP to the specific target. On this basis, it was concluded that there is only one single performance obligation covering both the R&D services and licenses of the IP in respect of each target at the time the agreements were executed;
o
The allocation of the upfront payments between performance obligations (judgment). Mallinckrodt paid the Group $20 million in 2019, AstraZeneca paid the Group $60 million in 2020 and 2021, and Hansoh paid $16 million upfront in 2021.These upfront payments were considered the initial transaction price. A judgment was required to determine how this should be allocated across the contracted targets. In 2019, due to the compounds being at similar stages of development at the time of contract execution, the $20 million paid by Mallinckrodt was allocated evenly, on the basis of a benchmarking exercise considering the standalone selling price per target of past deals announced to the market by comparable companies; Similarly the $60 million paid by AstraZeneca was allocated evenly across target options for AstraZeneca. The Hansoh $16 million upfront payment was allocated $4 million for each of the two targets in Greater China, Hong Kong, Macau and Taiwan and $8 million for the global target based on the benchmarking exercise, as well as consideration for geography licensed and other contractual terms. These initial transaction amounts are recognized as revenue over the life of the performance obligations for each contract.
o
The estimate of future costs to be incurred to determine percentage of completion of revenue contracts:

In determining the percentage of completion of the revenue projects, the Group estimated the total future costs expected to be incurred through the life of the performance obligations per the contract. An increase in future costs could arise as a result of a requested change in scope by the collaboration partner or through higher than anticipated internal costs incurred by Silence. The impact of a change in scope would be largely neutral on revenue recognition because there would be consequential increases in revenue to match the additional costs. There is no experience of internal costs being higher than anticipated to date, but if this were the case then a 10% increase in future estimated costs would lead to a 0.4% increase in revenue.

2.19.
Segment reporting
●
Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group’s Chief Executive Officer. The Group has a single reportable segment (see note 4).
3.
Revenue

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenue from collaboration agreements for the year ended December 31, 2022 predominately relates to the research collaboration agreements the Company entered into with Mallinckrodt in July 2019 and AstraZeneca in March 2020.

Revenue comprised £0.6 million of royalty income (2021: £0.4 million; 2020: £0.2 million) and £16.9 million of Research collaboration income (2021: £12.0 million; 2020: £5.3 million). Disaggregation of revenue from contracts with customers is as follows:

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt plc	11,658	8,748	3,817
Research collaboration - AstraZeneca	5,081	2,652	22
Research collaboration - Other	184	623	1,414
Research collaboration - total	16,923	12,023	5,253
Royalties	578	392	226
Total revenue from contracts with customers	17,501	12,415	5,479

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. We received milestone payments totaling £2.2 million or $3 million (2021: £2.9 million; 2020: £1.4 million) during the year ended December 31, 2022. In addition to these payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £11.7 million in revenue under this agreement (2021: £8.7 million; 2020: £3.8 million).

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20 million) in 2020 with a further amount of £30.8 million ($40 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £5.1 million in revenue under this agreement (2021: £2.7 million; 2020: £22 thousand).

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £11.9 million based on the exchange rate at the payment date and $14.4 million or £10.7 million, net of taxes) upfront payment to us in December 2021. We are eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the year ended December 31, 2022, the Company triggered milestone payments totaling $2.0 million (£1.5 million) (2021: £nil). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2022, we recognized a total of £0.2 million in revenue under this agreement (2021: £32 thousand; 2020: nil).

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties through December 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2022, we recognized a total of £0.6 million in royalty income from Alnylam (2021: £0.4 million; 2020: £0.2 million).

4.
Segment reporting

In 2022, the Group operated in the specific technology field of RNA therapeutics.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Business segments

The Group has identified the Chief Executive Officer as the CODM. For the 12 months ended December 31, 2022 and 2021, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the group’s assets and revenues by location is shown below:

	U.S.A.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2021	17	516	9,328	9,861
As at December 31, 2022	-	1,166	9,648	10,814

Revenue analysis for the year ended December 31, 2020
Research collaboration	-	5,253	-	5,253
Royalties	-	-	226	226
	-	5,253	226	5,479

Revenue analysis for the year ended December 31, 2021
Research collaboration	-	12,023	-	12,023
Royalties	-	-	392	392
	-	12,023	392	12,415

Revenue analysis for the year ended December 31, 2022
Research collaboration	-	16,923	-	16,923
Royalties	-	-	578	578
.	-	16,923	578	17,501

5.
Operating loss

This is stated after charging/(crediting):

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Depreciation of property, plant and equipment	478	411	476
Amortization of intangibles	4	16	20
Share-based payments charge	10,252	8,632	4,395
(Gain)/loss on disposal of property, plant and equipment	-	-	(3)
Short lease payments on premises	410	332	347
Fees payable to the Company's auditors for the audit of the Company and the consolidation:
- audit fees	463	403	284
- other assurance services	150	180	431

6.
Directors and staff costs

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Staff costs, including Directors’ remuneration, during the year for the Group were as follows:

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Wages and salaries	14,760	10,837	6,656
Social security costs	1,434	1,491	827
Other pension costs	429	319	201
Share-based payments charge	10,252	8,632	4,395
Total aggregate remuneration	26,875	21,279	12,079

	Year ended December 31,
	2022	2021	2020
	Number	Number	Number
Research and development and related support services	88	66	39
Administration	28	26	26
Total average number of employees	116	92	65

7.
Other losses

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Net foreign exchange losses	-	-	(4,864)
Net fair value gain on derivative	-	-	1,492
Total Other losses	-	-	(3,372)

8.
Finance and other expenses

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Lease liability interest expense	47	8	16
Net foreign exchange losses	-	44	307
Total Finance and other expenses	47	52	323

9.
Finance and other income

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Bank interest receivable	23	10	129
Accretion on U.S Treasury Bills	203	-	-
Net foreign exchange gains	1,046	-	-
Total Finance and other income	1,272	10	129

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10.
Taxation

The entire tax credit of £6.9m relates to current tax as shown below. No deferred tax was recognized in the year.

	December 31
	2022	2021
	£000s	£000s
Current Tax Expense
Current Year	(7,280)	(5,571)
Changes in estimate related to prior years	401	(875)
Total current tax	(6,879)	(6,446)
Deferred Tax Expense
Origination and reversal of temporary differences	-	-
Change in tax rate	-	-
Recognition of previously unrecognized tax losses	-	-
Recognition of previously unrecognized tax losses (derecognition of previously recognised) deductible temporary differences	-	-

Taxation	(6,879)	(6,446)

The deferred tax charge in 2022 was nil (2021: nil; 2020: nil). Reconciliation of tax credit at standard rate of U.K. corporation tax to the current tax credit:

	Year ended December 31,
	2022	2021	2020
	£000s	£000s	£000s
Loss before tax	(47,368)	(45,856)	(36,041)
Tax credit at the standard rate of U.K. corporation tax of 19% (2020: 19%; 2019: 19%)	9,000	8,713	6,848
Effect of overseas tax rate	544	(264)	(85)
Impact of unrelieved tax losses not recognized	(9,948)	(8,639)	(6,763)
Adjustment in respect of prior year	(401)	875	(42)
Research and development tax credit in respect of current year	7,836	6,945	3,536
Effect of overseas taxes	(152)	(1,184)	-
	6,879	6,446	3,494

Estimated tax losses of £167.8 million (2021: £154.1 million; 2020: £135.6 million) are available for relief against future profits.

The deferred tax asset not recognized in these financial statements on the estimated losses and the treatment of the equity settled share- based payments, net of any other temporary differences is detailed in note 23. During the year, the Group had not yet received a research and development tax credit related to the prior year (2021: £4.4 million; 2020: £3.02 million). The Group has accrued £7.8 million (2021: £6.95 million; 2020: £3.54 million) recognizing a current tax asset in respect of 2022 research and development tax credits. Research and development tax credit in respect of the current year includes amounts for unfunded projects that are permissible to claim under the Small or Medium Enterprise ('SME') R&D tax scheme. In addition to this we have also recognised £0.5m of income from the RDEC scheme in the income statement within research and development costs. The company had a foreign tax expense of £0.4 million. (2021: £0.2 million; 2020: £nil).

The corporation tax main rate during 2022 was 19% (2021: 19%; 2020: 19%). In the Spring Budget 2021, the U.K. Government announced that from 1 April 2023 the corporation tax rate will increase to 25%. As the company has not recognized any related deferred tax assets as at 31, December 2022, the tax rate increase has no impact.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties, and other China-source passive income. In 2021 the Group entered into a collaboration agreement with Hansoh, a biopharmaceutical company in China and received a $16 million upfront payment, which required withholding tax of $1.6 million. In 2022 the Group received a milestone payment of £1.5 million ($2.0 million), which required withholding tax of £0.2 million.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.
Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the financial year after taxation of £40.5 million (2021: loss of £39.4 million; 2020: loss of £32.5 million) and on the weighted average of 96,584,512 (2021: 88,950,441; 2020: 81,772,124) ordinary shares in issue during the year.

The options outstanding at December 31, 2022, December 31, 2021 and December 31, 2020 are considered to be anti-dilutive as the Group is loss-making.

12.
Property, plant and equipment

	Equipment and furniture	Right-of-use asset	Total
	£000s	£000s	£000s
Cost
At January 1, 2021	4,066	456	4,522
Additions	1,311	-	1,311
Disposals	(46)	(111)	(157)
Translation adjustment	(219)	-	(219)
At December 31, 2021	5,112	345	5,457
At January 1, 2022	5,112	345	5,457
Additions	140	499	639
Disposals	(506)	(346)	(852)
Translation adjustment	240	-	240
At December 31, 2022	4,986	498	5,484
Accumulated depreciation
At January 1, 2021	3,274	121	3,395
Charge for the year	238	173	411
Eliminated on disposal	(46)	(74)	(120)
Translation adjustment	(173)	-	(173)
At December 31, 2021	3,293	220	3,513
At January 1, 2022	3,293	220	3,513
Charge for the year	306	172	478
Eliminated on disposal	(506)	(346)	(852)
Translation adjustment	144	-	144
At December 31, 2022	3,237	46	3,283
Net book value
As at December 31, 2021	1,819	125	1,944
As at December 31, 2022	1,749	452	2,201

13.
Goodwill

	Year ended December 31,
	2022	2021
	£000s	£000s
Balance at start of year	7,592	8,125
Translation adjustment	417	(533)
Balance at end of year	8,009	7,592

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The recoverable amount is based on fair value less cost of disposal.

The key assumptions used in the valuation models to determine the fair value less cost of disposal are as follows:

•
Fair value has been determined as market capitalization (share price x number of shares in issue) at December 31, 2022
•
Disposal costs have been estimated to be minimal

Goodwill is assessed at a segment level. As there is only one operating segment, we have considered the fair value of the entire business as market capitalization at December 31, 2022, which was £453.3 million (2021:£528.8 million), with share price not dropping significantly below its December 31, 2022 value at any point so far in 2023, and therefore a sensitivity analysis has not been presented.

14.
Other intangible assets

Licenses & software
£000s
Cost
At January 1, 2021	107
Additions	23
Translation adjustment
At December 31, 2021	130
At January 1, 2022	130
Additions	300
Translation adjustment	-
At December 31, 2022	430
Accumulated depreciation
At January 1, 2021	90
Charge for the year	16
Translation adjustment
At December 31, 2021	106
At January 1, 2022	106
Charge for the year	4
Translation adjustment	-
At December 31, 2022	110
Net book value
As at December 31 2021	24
As at December 31 2022	320

The intangible assets included above have finite useful lives estimated to be of 10–15 years from the date of acquisition, over which period they are amortized or written down if they are considered to be impaired. Internally generated patent costs are only recorded where they are expected to lead directly to near-term revenues, none have been capitalized to date.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.
Cash and cash equivalents

	December 31,
	2022	2021
	£000s	£000s
Cash at bank and in hand	41,986	73,537
US Treasury Bills	12,376	-
Short term bank deposits	454	-
Total Cash and cash equivalents	54,816	73,537

Cash at bank comprises balances held by the Group in current, short-term bank deposits, and U.S. Treasury Bills with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

16.
Derivative financial instruments

Derivative financial instruments related to an open forward currency contract measured at fair value through the income statement. The fair value was calculated from data sourced from an independent financial market data provider using mid-market-end-of-day data as of December 31, 2020. The derivative contract that was in place at December 31, 2020 was closed out on May 28, 2021.

The fair value of the derivative is calculated based on level 2 inputs under IFRS 13.

The fair value of financial instruments that are not traded in active market, in the case of an over-the-counter derivative, is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity specific estimates. As all significant inputs required to fair value an instrument are observable, this derivative financial instrument is included in level 2.

The specific valuation technique used to value this derivative is the present value of future cash flow based on the forward exchange rate relative to its value based on the year-end exchange rate.

The derivative fair value movement is disclosed in the Income Statement under “Other (losses)/gains – net”. For the year ended December 31, 2021 the gain on the derivative financial instrument (£1.02 million), which was closed out in May 2021, matched the related foreign exchange loss (£1.02 million) on the receivable, resulting in a net nil impact on the Income Statement.

.

17.
Financial assets at amortized cost

Non-current financial assets at amortized cost primarily relate to deposits for properties.

Current financial assets at amortized cost, other than trade receivables as disclosed in note 19, include U.S. Treasury Bills (with maturities from purchase date over three months) of £16.3 million (2021: nil).

	December 31,
	2022	2021
	£000s	£000s
Current financial assets at amortized cost – U.S Treasury Bills	16,328	-
Total financial assets at amortized cost - current	16,328	-
Non-current financial assets at amortized cost	284	301
Total financial assets at amortized cost	16,612	301

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18.
Other current assets

	December 31,
	2022	2021
	£000s	£000s
Prepayments	8,200	4,309
VAT receivable	1,545	1,211
Total other current assets	9,745	5,520

19.
Trade receivables

	December 31,
	2022	2021
	£000s	£000s
Trade receivables	915	331

The Directors consider that the carrying amount of trade receivables approximates to their fair value.

No interest is charged on outstanding receivables. There were no overdue trade receivables balances.

The Group has applied an expected credit loss model to the balance and determined that £nil (2021: £nil) provision is required.

20.
Trade and other payables

	December 31,
	2022	2021
	£000s	£000s
Trade payables	3,186	4,065
Social security and other taxes	467	318
Accruals and other payables	8,391	6,215
Corporate income tax payable	589	185
Total trade and other payables	12,633	10,783

The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

21.
Lease liability

	December 31,
	2022	2021
	£000s	£000s
Lease liability	446	137
Total lease liability	446	137

The lease liability recognized on the face of the balance sheet comprises the Group’s London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. The repayment of the principal portion of these lease liabilities for the year-ending December 31, 2022 was £0.2 million (2021: £0.2 million).

There are 2 short-term leases in Berlin, Germany and three leases in Hoboken, U. S., not included in the lease liability above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the leases in the U. S. are on a rolling contract basis with a notice period of three months, thus allowing exemption using the practical expedient, without significant cost.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22.
Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca plc, and Hansoh research collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next 12 months related to amounts invoiced to our partners. Current and non-current contract liabilities include future revenue from collaboration recharged expenses, upfront payments, and milestones achieved to December 31, 2022.

	December 31,	December 31,
	2022	2021
	£000s	£000s
Contract liabilities:
Current	8,864	4,247
Non-current	63,485	72,501
Total contract liabilities	72,349	76,748

	Total
	£000s
Contract liabilities:
At January 1, 2021	68,379
Additions during period	20,392
Revenue unwound during period	(12,023)
At December 31, 2021	76,748
At January 1, 2022	76,748
Additions during period	12,519
Revenue unwound during period	(16,918)
At December 31, 2022	72,349

23.
Deferred tax

The Group has the following unrecognized deferred tax assets as at December 31, 2022:

	December 31,
	Gross	Net	Gross	Net
	2022	2022	2021	2021
	£000s			£000s
Trading losses	167,828	44,136	152,060	33,910
Share based payments	8,995	2,249	16,625	3,159
Capital losses	7,873	1,968	7,873	1,496
Total unrecognized deferred tax asset	184,696	48,353	176,558	38,565

To total unrecognized deferred tax assets are calculated based on the main corporate tax rate of 25% (19% for 2021 and 2020) as this is the tax rate applicable to when we expect to utilize the these deferred tax assets. Unrecognized deferred tax assets from foreign trading losses are calculated at the tax rate applicable to the related jurisdiction.

Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilize losses. Due to the uncertainty of future capital gains, a deferred tax asset in respect of capital losses was not recognized at December 31, 2022 (2021: nil).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.
Share capital

	December 31,
	2022	2021	2020
	£000s	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	5,390	4,489	4,165

	Number	Number	Number
Number of shares in issue	107,808,472	89,784,720	83,306,259

The Group has only one class of share. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On February 5, 2021 the Group announced a private placement of 2,022,218 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of US $22.50 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $45 million (approximately £33 million) before deducting approximately £2.4 million in placement agent fees and other expenses. The financing syndicate included Adage Capital Management LP, BVF Partners L.P., Consonance Capital, Great Point Partners, LLC, and other investors.

On October 15, 2021, the Company filed a registration statement on Form F-3 with the SEC to cover the offering, issuance and sale of securities from time to time in one or more offerings of up to $300,000,000 in aggregate, which includes a sale of up to $100,000,000 of ADSs that may be issued and sold under an Open Market Sale Agreement, dated October, 15, 2021, with Jefferies LLC.

On November 30, 2021, the Company completed delisting from AIM. As a result, the Company converted the existing employee share options to ADSs which represents three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the average of the last five business trading days currency conversion of sterling pounds to US dollars, which was 1.334058 sterling pounds to 1 US dollar. This is not a modification of the existing share option grants, as the value or timing of the grants was unchanged.

On August 11, 2022 the Group announced a registered direct offering (the “Offering”) of 5,950,000 of the Company’s ADSs, each representing three ordinary shares, at a price of $9.50 per ADS, with new and existing institutional and accredited investors. The aggregate gross proceeds of the Offering was $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in underwriting discounts, commissions and estimated offering expenses.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of the shares issued during the current and previous year are as follows:

Number of shares in issue at January 1, 2020	78,370,265
Shares issued during the year	4,276,580
Options exercised at £0.05	496,666
Options exercised at £0.85	56,470
Options exercised at £1.00	60,000
Options exercised at £1.90	46,278
Number of shares in issue at December 31, 2020	83,306,259
Shares issued during the year	6,066,654
Options exercised at £0.05	66,114
Options exercised at £0.85	121,854
Options exercised at £1.00	25,000
Options exercised at £1.28	720
Options exercised at £1.90	198,119
Number of shares in issue at December 31, 2021	89,784,720
Shares issued during the year	17,850,000
Options exercised at $0.20/ADS or $0.07/ordinary share	84,835
Options exercised at $4.16/ADS or $1.39/ordinary share	16,968
Options exercised at $5.12/ADS or $1.72/ordinary share	12,951
Options exercised at $5.88/ADS or $1.96/ordinary share	24,000
Options exercised at $7.32/ADS or $2.44/ordinary share	15,000
Options exercised at $7.60/ADS or $2.53/ordinary share	19,998
Number of shares in issue at December 31, 2022	107,808,472
Number of equivalent ADS in issue at December 31, 2022	35,936,157

At December 31, 2022, there were options outstanding of 11,571,487 (2021: 8,052,699; 2020: 6,768,894) unissued ordinary shares.

Details of the options outstanding are as follows:

Year of issue	Weighted average Exercise price (£)	WeightedaverageExerciseprice($)	At January 1, 2022	Options granted	Options forfeited	Options expired	Options exercised	At December 31, 2022	Weighted average years to expiry date
2014	3.50	4.23	4,000	-	-	-	-	4,000	1.67
2015	3.50	4.23	3,333	-	-	-	-	3,333	2.52
2016	4.25	5.14	19,832	-	-	-	(9,973)	9,859	3.35
2017	6.00	7.25	46,240	-	-	-	(8,000)	38,240	4.83
2018	0.18	0.21	70,233	-	-	-	(14,876)	55,357	5.22
2019	4.31	5.21	763,260	-	(12,666)	-	(25,068)	725,526	6.73
2020	18.38	22.22	1,040,023	-	(316,573)	-	-	723,450	7.58
2021	17.33	20.95	737,312	-	(36,839)	-	-	700,473	8.27
2022	18.44	22.30	-	1,940,377	(343,453)	-	-	1,596,924	9.28

Total (ADSs)			2,684,233	1,940,377	(709,531)	-	(57,917)	3,857,162
Total (Ordinary Shares)			8,052,699	5,821,131	(2,128,593)	-	(173,752)	11,571,487

ADSs represent three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the closing current year currency conversion of sterling pounds to US dollars, which was 1.208971 sterling pounds to 1 US Dollar.

The market price of Company shares at the year-end was $15.25/ADS or ($5.08 or 420 pence/share). (2021: $23.89/ADS ($7.96 or 590 pence/share); 2020: 514 pence). During the year the minimum and maximum prices were $7.80 and $24.66 per ADS (215 pence and 680 pence per ordinary share), respectively (2021: 443 pence and 680 pence; 2020: 304 pence and 515 pence).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.
Equity-settled share-based payments

The Group has issued share options under the 2018 Long Term Incentive Plan (LTIP), 2018 Non-Employee Long Term Inventive Plan (Non-Employee LTIP), and individual share option contracts, open to all employees of the Group, as well as EMI shares (none of which remain outstanding at December 31, 2022). Under the LTIP, Non-Employee LTIP, individual contracts and schemes available, the options typically vest after 3 years, with the exception of some options granted to certain members of key management personnel. The vesting period for these options ranges from 3 to 33 months. The options usually lapse after one year following the employee leaving the Group.

	2022			2021		2020
	Number of ADSs(1)	Weighted Average Exercise price	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price
		$	Pence		Pence		Pence
Options
Outstanding at the beginning of the year	2,684,233	7.32	605.63	6,768,894	226.83	4,302,617	102.46
Granted during the year	1,940,377	22.30	1,844.41	2,259,153	554.60	3,178,216	351.90
Lapsed or forfeited during the year	(709,531)	29.25	2,419.76	(563,541)	146.02	(52,525)	5.00
Exercised during the year	(57,917)	3.20	265.05	(411,807)	116.62	(659,414)	33.48
Outstanding at the year-end (ordinary shares/pence)				8,052,699	329.74	6,768,894	226.83
Outstanding at the year-end (ADS/$)	3,857,162	15.10	1,248.95	2,684,233	7.32
Exercisable at the year-end	1,889,460	13.24	1,095.01	2,503,504	263.45	1,079,609	151.33

The table above shows the number of options in relation to ordinary shares and equivalent ADSs outstanding and exercisable at year end, on the conversion ratio of three ordinary share options to one ADS as disclosed in note 24.

The options outstanding at the year-end have a weighted average remaining contractual life of 8.2 years (2021: 8.3 years; 2020: 7.4 years). The weighted average share price at the time of exercise during the year was 318.31 pence per ordinary share or $10.97 per ADS (2021: 575.39 pence; 2020: 435.19 pence).

The Group granted 5,821,131 share options during the year (2021: 2,259,153; 2020: 3,178,216). The fair value of options granted were calculated using Black Scholes model for 2022. Prior to January 1, 2022, the fair value of options granted were calculated using a Binomial or Monte Carlo model. Inputs into the model were as follows:

	2022	2021	2020
Inputs and assumptions for options granted in the year:
Weighted average share price (pence)	537.4	586	461
Weighted average ADS price ($)	19.5
Weight average hurdle price (pence)	n/a	n/a	90.0
Weighted average exercise price (pence)	673.8	520.0	352.0
Weighted average ADS price ($)	24.4
Option life (years)	8.9	10.0	10.0
Expected volatility	56%-74%	65%-70%	70%-72%
Risk free rate	1.16%-3.57%	0.28%-1.04%	0.19%-0.44%
Expected dividend yield	nil	nil	nil

The Group recognized total charges of £10.3 million (2021: £8.6 million; 2020: £4.4 million) related to equity settled share-based payment transactions during the year.

Fair value of the grants has been calculated using volatility assumptions between 56% and 74%, based on the three year historical volatility as at the respective date of grant.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Group does not bear any responsibility to settle any employee tax obligations that arise on the exercise of share options. The estimated employer tax obligation on outstanding options at the year-end was £0.4 million (2021: £0.6 million; 2020: £0.5 million; ).
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

The share-based payments reserve reflects the cost to issue share-based compensation, primarily employee share options.

	Share Premium account	Merger reserve	Share-based Payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2020	138,150	22,248	1,651	5,194	167,243
Shares issued	15,396	-	-	-	15,396
On options in issue during the year	-	-	4,395	-	4,395
On options exercised during the year	188	-	(331)	-	(143)
Movement in the year	15,584	-	4,064	-	19,648
At December 31, 2020	153,734	22,248	5,715	5,194	186,891
Shares issued	32,585	-	-	-	32,585
On options in issue during the year	-	-	8,632	-	8,632
On options exercised during the year	460	-	(659)	-	(199)
Costs capitalized in respect of issuance of shares during the period	(2,447)				(2,447)
Movement in the year	30,598	-	7,973	-	38,571
At December 31, 2021	184,332	22,248	13,688	5,194	225,462
Shares issued	45,533	-	-	-	45,533
On options in issue during the year	-	-	10,252	-	10,252
On options exercised during the year	153	-	(192)	-	(39)
Costs capitalized in respect of issuance of shares during the period	(3,348)				(3,348)
Movement in the year	42,338	-	10,060	-	52,398
At December 31, 2022	226,670	22,248	23,748	5,194	277,860

27.
Capital commitments and contingent liabilities

There were no capital commitments at December 31, 2022 (2021: nil; 2020: nil).

28.
Commitments under short leases

At December 31, 2022, the Group had a gross commitment on its office rental and service charge in Berlin, Germany and the Hoboken, U.S. lease equal to £0.3 million (2021: £0.3 million; 2020: £0.1 million) in the next year. No amounts are payable after more than one year.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In addition, the Group enters into contracts in the normal course of business with contract research organizations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the disclosure above.

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

Financial assets by category

The categories of financial assets included in the balance sheet and the heading in which they are included are as follows. The measurement of financial assets is at amortized cost unless otherwise stated:

	December 31,
	2022	2021
	£000s	£000s
Trade receivables	915	331
Cash and cash equivalents	54,816	73,537
Financial assets at amortized costs - U.S.Treasury Bills	16,328
Non-current financial assets at amortized cost	284	301
	72,343	74,169

Financial liabilities by category

	December 31,
	2022	2021
	£000s	£000s
Trade and other payables	12,166	10,464
Lease liability	446	137
	12,612	10,601

All amounts are short-term with trade and other payables due in less than 6 months. The lease liability is £0.1 million due within 6 months and £0.1 million due in 6 to 12 months. £0.2 million is due between 1 to 2 years.

Credit quality of financial assets (fixed term deposits and receivables)

The maximum exposure to credit risk at the reporting date by class of financial asset was:

	December 31,
	2022	2021
	£000s	£000s
Trade receivables	915	331
Financial assets at amortized cost – non-current	284	301
Financial assets at amortized cost – current	16,328
	17,527	632

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cash and cash equivalents, term deposits and U.S. Treasury Bills are not considered to be exposed to significant credit risk due to the fact they are held in a financial institution with an “A” rating. The Group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be unlikely.

The Group regularly monitors the creditworthiness of its collaborators and at the reporting date, no financial assets are credit impaired.

Capital management

The Group considers its capital to be equal to the sum of its total equity. The Group monitors its capital using a number of measures including cash flow projections, working capital ratios, the cost to achieve preclinical and clinical milestones and potential revenue from existing partnerships and ongoing licensing activities. The Group’s objective when managing its capital is to ensure it obtains sufficient funding for continuing as a going concern. The Group funds its capital requirements through the issue of new shares to investors, milestone and research support payments received from existing licensing partners and potential new licensees.

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

The Group only enters into collaboration agreements with large, reputable companies and the creditworthiness of collaborators is monitored on an ongoing basis.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Expected loss rates are based on payment profiles of past receivables and the aging profiles of outstanding balances at the reporting period end date. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivables. At the year-end there were no debts that were past due or are expected to be past due. It was therefore concluded on this basis that there were no expected credit losses for the trade receivable.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets and liabilities denominated in euros and translated into sterling at the closing rate were:

	December 31,
	2022	2021
	£000s	£000s
Financial assets	2,302	1,918
Financial liabilities	(1,279)	(3,278)
Net financial liabilities	1,023	(1,360)

Financial assets and liabilities denominated in US dollars and translated into sterling at the closing rate were:

	December 31,
	2022	2021
	£000s	£000s
Financial assets	53,086	11,248
Financial liabilities	(2,947)	(876)
Net financial assets	50,139	10,372

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regard to the exchange rate for sterling against the euro.

During the year sterling rose by 1% (2021: 4%) against the euro. The table shows the impact of an additional weakening or strengthening of sterling against the euro by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2022
Group result for the year	(40,489)	(37,572)	(44,865)
Euro denominated net financial liabilities	1,023	853	1,279
Total equity at December 31, 2022	22,072	21,902	22,328

2021
Group result for the year	(39,410)	(35,618)	(45,099)
Euro denominated net financial liabilities	(1,360)	(1,133)	(1,700)
Total equity at December 31, 2021	8,526	8,753	8,186

2020
Group result for the year	(32,547)	(29,056)	(37,784)
Euro denominated net financial liabilities	(723)	(603)	(904)
Total equity at December 31, 2020	9,059	9,180	8,878

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regards to the exchange rate for sterling against the U.S. dollar.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year sterling dropped by 10% (2021: 7%) against the U.S. dollar. The table shows the impact of an additional weakening or strengthening of sterling against the US dollar by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2022
Group result for the year	(40,489)	(37,013)	(45,703)
U.S. dollar denominated net financial assets	50,139	41,783	62,674
Total equity at December 31, 2022	22,072	13,716	34,607

2021
Group result for the year	(39,410)	(36,308)	(44,063)
U.S. dollar denominated net financial assets	10,372	8,643	12,965
Total equity at December 31, 2021	8,526	6,797	11,119

2020
Group result for the year	(32,547)	(31,283)	(34,442)
U.S. dollar denominated net financial assets	27,304	22,753	34,130
Total equity at December 31, 2020	9,059	4,508	15,885

30.
Notes to the cash flow statement

Changes in liabilities arising from financing activities.

	January 1, 2022	Cash flows from financing activities : Repayments	Non-cash flows: New lease liabilities	December 31, 2022
	£000s	£000s	£000s	£000s
Lease liabilities	137	(190)	499	446
Total liabilities from financing activities	137	(190)	499	446

31.
Related party transactions

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

In 2022, we paid Gladstone Consultancy Partnership, a company controlled by our Non-Executive Chairman, £60 thousand for consulting and advisory services to be provided by Iain Ross (2021:nil; 2020: £75 thousand). The amounts payable were settled before the relevant year ends.

Key management are considered to be Directors of the Group. Directors' compensation is discussed in Item 6.

32.
Post balance sheet events

There were no post balance sheet events as of the filing date.