Form 20-F
period 2023-12-31
Silence Therapeutics plc
filed 2024-03-13
CIK 1479615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ordinary shares, nominal value £0.05 per share: 118,846,966 as of December 31, 2023

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☒

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in pounds sterling and report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements included in this report were prepared in accordance with generally accepted accounting principles in the United States. All references in this report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Except with respect to U.S. dollar amounts presented as contractual terms or otherwise indicated, all amounts presented in this report in U.S. dollars have been translated from pounds sterling solely for convenience at an assumed exchange rate of $1.27 per £1.00, based on the noon buying rate of the Federal Reserve Bank of New York on December 31, 2023. We make no representation that any pounds sterling or U.S. dollar amounts referred to in this Annual Report could have been, or could be, converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate, or at all. These translations should not be considered representations that any such amounts have been, could have been or could be converted from pounds sterling into U.S. dollars at that or any other exchange rate as of that or any other date.

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

TRADEMARKS, TRADENAMES AND SERVICE MARKS

This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endrorsement or sponsorship of us by, these other parties.

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
•
our belief that our existing cash, cash equivalents and future anticipated milestone payments from our existing collaborations will be sufficient to fund our operating expenses and capital expenditure requirements into 2026; and
•
regulatory developments in the United States, United Kingdom, European Union, or EU, and other jurisdictions.

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

Risks Factor Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this report and, in particular, should evaluate the specific factors set forth below in this section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

Risks Related to Our Financial Condition and Need for Additional Capital

•
We have a history of net losses and we anticipate that we will continue to incur losses for the foreseeable future.
•
We have never generated any revenue from product sales and may never be profitable.
•
We will require additional financial resources to continue the ongoing development of our product candidates and pursue our business objectives. If we are unable to obtain these additional resources when needed or on acceptable terms, we may be forced to delay or discontinue our planned operations, including clinical testing of our product candidates.
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
•
Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.
•
Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Risks Related to Our Business Operations and Compliance with Government Regulations

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
•
We face potential product liability and other claims, and, if successful claims are brought against us, we may incur substantial liability and costs.
•
Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, data and internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.
•
We are subject to stringent and evolving data privacy and security laws, regulations contractual obligations, industry standards, policies, and other obligations, and our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class actions); fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Risks Related to our Intellectual Property

•
If we are unable to obtain or protect intellectual property rights related to our current or future products and product candidates, we may not be able to compete effectively in our markets.
•
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Risks Related to Our ADSs

•
The trading price of our ADSs may be volatile, and you could lose all or part of your investment.
•
Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of such securities.
•
We incur increased costs as a result of having our ADSs listed in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
•
We may identify material weaknesses in our internal control over financial reporting. If we experience material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

•
We expect to lose our foreign private issuer status in 2025, which will require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
•
Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.
•
If a United States person is treated as owning at least 10% of our ordinary shares, such United States person may be subject to adverse U.S. federal income tax consequences.
•
Claims of U.S. civil liabilities may not be enforceable against us.
•
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

We have incurred net losses in each year since our inception. Our net losses were £43.3 million for the year ended December 31, 2023, £40.5 million for the year ended December 31, 2022, and £39.4 million for the year ended December 31, 2021. As of December 31, 2023, we had an accumulated loss of £304.6 million. Our losses have resulted primarily from costs related to our research and development programs, including our preclinical and clinical development activities.

We expect to continue incurring significant operating losses for the foreseeable future, although these losses may fluctuate significantly between periods. We anticipate that our expenses will increase substantially as we continue the research, preclinical and clinical development of our product candidates, both independently and under our collaboration agreements with third parties. We would also incur additional expenses in connection with seeking marketing approvals for any product candidates that successfully complete clinical trials, if any, and establishing a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval. We will also need to maintain, expand and protect our intellectual property portfolio, hire additional personnel, and create additional infrastructure to support our operations and our product development efforts. We expect that all of these additional expenses will cause our total expenses to substantially exceed our revenue over the near term, resulting in continuing operating losses and increasing accumulated deficits.

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

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase if we were required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the U.K. Medicines and Healthcare products Regulatory Agency, or MHRA, or other regulatory authorities to perform studies and trials in addition to those that we currently anticipate.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product on our own. Even if we were able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will require additional financial resources to continue the ongoing development of our product candidates and pursue our business objectives. If we are unable to obtain these additional resources when needed or on acceptable terms, we may be forced to delay or discontinue our planned operations, including clinical testing of our product candidates.

We have used substantial funds to develop our RNA interference, or RNAi, technologies and will require substantial funds to conduct further research and development, including preclinical testing and clinical trials of our product candidates, and to manufacture, market and sell any of our products that may be approved for commercial sale. Because the length of time, and the activities associated with, the successful development of our product candidates may be greater than we anticipate, we are unable to estimate the actual funds we will require to develop and commercialize them.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses and net losses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We will need additional capital to fund our operations, including clinical trials for product candidates other than those which are funded by our collaboration partners, and such funding may not be available to us on acceptable terms, or at all. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates.

For the foreseeable future, we expect to rely primarily on additional non-dilutive strategic collaboration arrangements, as well as equity or debt financings, to fund our operations. Raising additional capital through the sale of securities could cause significant dilution to our shareholders. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Our ability to raise additional funds will depend, in part, on the success of our preclinical studies and clinical trials and other product development activities, regulatory events, our ability to identify and enter into licensing or other strategic arrangements, and other events or conditions that may affect our value or prospects, as well as factors related to financial, economic and market conditions, many of which are beyond our control. There can be no assurances that sufficient funds will be available to us when required or on acceptable terms, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•
significantly delay, scale back or discontinue the development or commercialization of any current or future product candidates;
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

We have funded our operations to date through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options. During 2023, we received a $10.0 million (approximately £7.9 million) milestone payment from the AstraZeneca collaboration and $4 million (approximately £3.2 million) in milestone payments from the Hansoh collaboration. We also raised proceeds of approximately $32.2 million (approximately £25.5 million), before deducting £1.0 million in placement agent fees and other expenses, from sales of ADSs under our Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, as sales agent. As of December 31, 2023, we had cash and cash equivalents of £54.0 million ($68.8 million).

In January 2024, we raised an additional $20 million of net proceeds before deducting $0.6 million in placement agent fees and other expenses from sales of ADSs under our Sales Agreement.

On February 5, 2024, we announced a private placement of 5,714,286 ADSs at a price of US $21.00 per ADS with new and existing institutional and accredited investors, for aggregate gross proceeds of $120.0 million (approximately £94.5 million) before deducting approximately £5.7 million in placement agent fees and other expenses.

There is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us, or if at all. We may receive future milestone payments of up to $12 million from existing collaboration agreements in the next 12 months, which we believe will extend our ability to fund our operations into 2026. However, these future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or being unable to continue operations or unable to continue as a going concern.

Raising additional capital may cause dilution to our holders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that additional capital will be needed in the future to continue our planned operations, including expanded research and development activities and potential commercialization efforts. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of strategic collaboration arrangements, equity or debt financings, and research grants and tax credits.

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, including in any at-the-market offering through the Sales Agreement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize siRNA therapeutics. Our clinical and pre-clinical research programs may show initial promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•
our research methodology or that of any strategic collaborator may be unsuccessful in identifying potential product candidates that are successful in clinical development;
•
potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•
our current or future strategic collaborators may change their development profiles for potential product candidates or abandon a therapeutic area; or

•
new competitive developments in the evolving field of RNAi, or in other nucleic acid-based approaches, including gene therapy or gene editing, may render our product candidates obsolete or noncompetitive.

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
2.
successfully conducting and completing clinical trials, including timely patient enrollment and acceptable safety and efficacy data;
3.
obtaining and maintaining marketing approvals from applicable regulatory authorities on a timely basis, if ever;
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

From time to time, we may publicly disclose preliminary or “topline” data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or clinical trial. As a result, the “topline” or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. “Topline” data should be viewed with caution until the final data are available.

We may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our Ordinary Shares.

If the interim, “topline,” or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could significantly harm our business, financial condition, results of operations and prospects.

If clinical trials of our product candidates fail to commence or, once commenced fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

In clinical development, the risk of failure for product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. We are the sponsor of Investigational Medicinal Product Dossiers in multiple jurisdictions and must achieve and maintain compliance with the requirements of various regulatory authorities. Before obtaining marketing approval from regulatory authorities for the sale of product candidates, we or a strategic collaborator must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. As of the date hereof, we have two proprietary product candidates in clinical development, and our other product candidates are preclinical. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval for their products.

Events which may result in a delay or unsuccessful completion of clinical development include, among other things:

•
delays in reaching an agreement with the FDA, EMA, MHRA or other regulatory authorities on final trial design;
•
imposition of a clinical hold on our clinical trial operations or trial sites by the FDA or other regulatory authorities;
•
disruptions at the FDA and other regulatory agencies caused by funding shortages or future global health crises;
•
delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•
inability to adhere to clinical trial requirements directly or with third parties such as CROs;
•
delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•
delays in recruiting suitable patients and clinical investigators to participate in a trial;
•
delays in the testing, validation, manufacturing and delivery of the product candidates and patient samples to and from the clinical sites;
•
delays in having patients complete participation in a trial or return for post-treatment follow-up or ensuring patient compliance with trial protocols;
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
•
delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials; or
•
delays in delivering sufficient supply of clinical trial materials to clinical sites and challenges in patient recruitment, as well as challenges regarding global clinical trial supply shipments, importation and customs clearances.

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

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; the number of ongoing clinical trials in the same indication that compete for the same patients; proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance; the impact of global health crises. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

Delays in subject enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

If we are unable to maintain any of our existing collaborations, or if these arrangements are not successful, or we are unable to enter into future licenses, our business could be adversely affected.

We have entered into collaborations with other parties, including pharmaceutical and biotechnology companies like Hansoh Pharmaceutical Group Company Limited, or Hansoh, Mallinckrodt plc, or Mallinckrodt, and AstraZeneca PLC, or AstraZeneca, to develop products based on our RNAi technology, and such collaborations and licensing arrangements currently represent a significant portion of our product candidate pipeline. Certain of our collaborations have provided us with important funding for some of our development programs and we expect to receive additional funding under collaborations in the future if certain milestones are achieved although not all of our collaborations may result in funding to us, and certain collaborations, licenses and agreements may result in increased expenditures by us.

Our dependence on collaborators for capabilities and funding means that our business could be adversely affected if any collaborator materially amends or terminates its collaboration agreement with us or fails to perform its obligations under that agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize any affected product candidate. Our current collaborations allow, and we expect that any future collaborations will allow, either party to terminate the collaboration for a material breach by the other party. In addition, our collaborators may have additional termination rights for convenience with respect to the collaboration or a particular program under the collaboration, under certain circumstances. For example, our collaboration agreements with Mallinckrodt, AstraZeneca and Hansoh may each be terminated by the respective collaborator at any time upon prior written notice to us. If we were to lose a collaborator, we may have to attract a new collaborator or develop expanded research and development, sales, distribution and marketing capabilities internally, which would require us to invest significant amounts of financial and management resources.

We are actively exploring licenses and other strategic collaborations with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. However, we face significant competition in seeking appropriate collaborators. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay our development programs, delay potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all.

We rely on third parties to conduct some aspects of our manufacturing, research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of research or clinical testing, or may terminate our agreements.

We do not expect to independently conduct all aspects of our manufacturing and drug discovery activities, research or preclinical and clinical studies of product candidates. We currently rely, and expect to continue relying, on third parties to conduct some aspects of our drug development studies and chemical syntheses. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our pre-clinical and clinical studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the necessary preclinical studies to enable us to progress viable product candidates for investigational new drug, or IND, submissions or comparable foreign submissions and will not be able to, or may be delayed in our efforts to, advance our clinical trials which would prevent us from successfully developing and commercializing our product candidates.

Although our research and development services can only be performed by us or at our discretion, we rely on third party clinical investigators, CROs, clinical data management organizations, medical institutions and consultants to design, conduct, supervise and monitor preclinical studies and clinical trials in relation to our product candidates. Because we rely on third parties and do not have the ability to conduct clinical trials independently, we have less control over the timing, quality and other aspects of clinical trials than we would if we conducted them on our own. These investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources away from our programs. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of clinical trials or meet expected deadlines, our clinical development program could be delayed or otherwise adversely affected. In all events, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA and comparable foreign regulatory authorities require us to comply with GCP, other applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, accurate and complete and that the rights, integrity and confidentiality of trial participants are protected. We rely, for example, on third parties for aspects of quality control which are especially important in monitoring compliance with GCP requirements and avoiding any investigator fraud or misconduct in clinical research, such as practices including adherence to an investigational plan; accurate recordkeeping; drug accountability; obtaining completed informed consent forms; timely reporting of any adverse drug reactions; notifying appropriate investigational review boards, or IRBs, and ethics committees of progress reports and any significant changes; and obtaining documented IRB approvals or positive ethics committee opinions. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties with which we contract might not be diligent, careful or timely in conducting our clinical trials, as a result of which we could experience one or more lapses in quality controls or other aspects of clinical trial management, and the clinical trials could be delayed or unsuccessful. Any such event could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
•
a failure to comply with applicable government regulations and regulatory requirements;
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

We face risks inherent in relying on contract manufacturing organizations, or CMOs, as any disruption, such as a fire, natural hazards, pandemic, epidemic, war or outbreak of an infectious disease at a CMO could significantly interrupt our manufacturing capability. We, or our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. Despite our efforts to audit and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including shutdown of the third-party vendor or invalidation of drug product lots or processes, fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products, if approved, and significantly harm our business, financial condition, results of operations and prospects. If necessary to avoid future disruption, we may have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating the then existing facility. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event affecting the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.

Neither we nor any strategic collaborator can commercialize a product until the appropriate regulatory authorities, such as the FDA, European Commission or MHRA, have reviewed and approved the product candidate. The regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, or similar foreign governmental institution, recommends restrictions or conditions on approval or recommends non-approval. In addition, we or a strategic collaborator may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency or authority policy during the period of product development, clinical trials and the review process.

We cannot be sure that the FDA, the EMA or the European Commission or MHRA will accept the outcome of our preclinical testing and studies as sufficient to support the submission of an IND or a comparable foreign application or that the results of our clinical trials will be sufficient to support marketing approval. Furthermore, later clinical trials often produce unsatisfactory results even though prior clinical trials were successful. Moreover, the results of clinical trials may be unsatisfactory to the FDA, the EMA or European Commission, the MHRA or other comparable regulatory authorities even if we believe those clinical trials to be successful. The FDA, the competent authorities of EU Member States, the MHRA or other comparable regulatory authorities may suspend one or all of our clinical trials or the FDA, EMA or MHRA may require that we conduct additional clinical, preclinical, manufacturing, validation or drug product quality studies and submit that data before considering or reconsidering any new drug application, or NDA, or comparable foreign regulatory application that we may submit. Depending on the extent of these additional studies, approval of any applications that we submit may be significantly delayed or may cause the termination of such programs, or may require us to expend more resources than we have available. Regulatory authorities can delay, limit or deny approval of our product candidate for many reasons, including unsatisfactory efficacy and safety data from our trials disagreements over the design of our trial and/or manufacturing issues and a number of other factors which we and the regulators may disagree.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States and the European Union, the FDA and the European Commission may still impose significant restrictions on the indicated uses or marketing of our product candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved NDA in the United States, or a marketing authorization, or MA, in the European Union is obligated to monitor and report adverse events, or AEs, or adverse reactions and any failure of a product to meet the specifications in the NDA, or MA. The holder of an approved NDA or MA must also submit new or supplemental applications and obtain regulatory approval in order to make certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with the relevant regulatory rules and, in the United States and in some EU Member States, are subject to FDA review or national regulatory review, in addition to other potentially applicable federal, state and foreign laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees or may require manufacturing and import authorizations, or MIAs, in the European Union, and continual review and periodic inspections by regulatory authorities for compliance with current good manufacturing practices, or cGMP, including quality control, quality assurance, and the maintenance of records and documentation to ensure that approved products are safe and consistently meet applicable requirements, and adherence to commitments made in the NDA or MA. We or any third party manufacturers we engage may be unable to comply with these cGMP and with other regulatory authority requirements. These requirements are enforced by regulatory authorities through periodic inspections of manufacturing facilities. If we or a regulatory authority discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, adverse reactions, or product quality issues, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions relative to that product or the manufacturing facility. A negative outcome from such inspection or a failure to provide adequate and timely corrective actions in response to deficiencies identified could result in enforcement action, including shutdown of the third-party vendor or invalidation of drug product lots or processes, warning letters, fines and civil penalties, suspension of production, suspension, variation or delay in product approval, license revocation, product seizure or recall of product candidates or approved products, plant shutdown, operating restrictions and criminal prosecutions or the delay, withholding, variation or withdrawal of product approval. If the safety of any product is compromised due to a manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements, the regulators could take various actions such as:

•
issuing a warning letter or untitled letter asserting that we are in violation of the law;
•
seeking an injunction or imposing civil or criminal penalties or monetary fines;
•
suspending, varying or withdrawing regulatory approval;
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

Even if we obtain and maintain approval for our product candidates in one jurisdiction, we may never obtain approval for our product candidates with other regulatory authorities in other jurisdictions. Sales of our product candidates outside of the United States and the European Union will be subject to foreign regulatory requirements governing clinical trials and marketing approval and continual regulatory review. Failure to comply with EU and EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products, if approved.

We may not be able to obtain or maintain orphan drug designations for any of our product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States, the EU and other European countries, may designate drugs or biologics for relatively small patient populations as orphan drugs. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug available in the United States for these types of diseases or conditions will be recovered from sales of the drug. However, orphan drug designation must be requested before submitting an NDA and there can be no assurance that any such designation will be granted. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, orphan drug designation recipients can take advantage of special incentives provided by the FDA such as (i) potential market exclusivity of the product for seven years as the first sponsor (ii) tax credits for qualified clinical research for a designated orphan product and (iii) waiver of associated fees when submitting a marketing application to the FDA.

Similarly, in the European Union, orphan designation is intended to promote the development of medicinal products that are intended for (i) the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions (ii) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition. In EU, orphan designation entitles a party to a number of incentives, such as fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. This marketing exclusivity period can however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold.

Our product candidate, divesiran (SLN124), has received orphan drug designation from the European Commission for the treatment of beta-thalassemia and from the FDA for the treatment of beta-thalassemia, myelodysplastic syndrome, or MDS, and polycythemia vera, or PV. Our drug candidate, SLN501 (collaboration with Mallinckrodt), has received orphan drug designation from the FDA for complement 3 glomerulopathy, or C3G. The EMA and the European Commission will reassess eligibility for divesiran orphan exclusivity at the time of MA review and can remove orphan status if the drug no longer meets the eligibility criteria, including offering a significant benefit to those affected, at that time. Moreover, even if we obtain orphan drug exclusivity in the future for a product candidate for these or other indications, such exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA or European Commission can subsequently approve a different or a similar drug for the same condition if such regulatory authority concludes that the later drug is clinically superior because it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the regulatory authority later determines that the initial request for designation was materially defective. In addition, orphan drug exclusivity does not prevent the regulatory authority from approving competing drugs for the same disease or condition containing a different active ingredient. In addition, if a subsequent drug is approved for marketing for the same disease or condition as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity.

Although we have obtained Rare Pediatric Disease Designation for Divesiran (SLN124) for the treatment of beta-thalassemia, we may not realize the expected benefits of this designation.

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

Divesiran has been granted rare pediatric disease designation, but designation of a drug for a rare pediatric disease does not guarantee that an NDA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Specifically, under the current statutory sunset provisions, after September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers. Furthermore, a Rare Pediatric Disease Designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit from receiving a voucher.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to leverage our existing licensing and collaboration agreements and may enter into new strategic collaboration agreements for the development and commercialization of our programs and potential product candidates in indications with potentially large commercial markets while focusing our internal development resources, and any future internal sales and marketing organization that we may establish, on research programs and product candidates intended for selected markets or patient populations, such as rare diseases. As a result, and even as we prioritize our current product candidates and clinical trials, we may forego or delay pursuit of other programs or product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

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

Further, if any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•
regulatory authorities may withdraw their approval of the product or impose restrictions on our distribution in the form of a risk evaluation and mitigation strategy or comparable foreign strategy;
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

The product candidates that we are developing are based upon new technologies or therapeutic approaches. Key participants in pharmaceutical marketplaces, such as physicians, third-party payers and consumers, may not accept a product intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to educate the medical community and third-party payers on the benefits of our product, or to provide favorable reimbursement and market access. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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
•
the availability of third-party payer coverage and adequate reimbursement for our product candidates;
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

As of December 31, 2023 we had 109 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. Moreover, if our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to introduce new products or keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

We spend a relatively low amount on technological innovation compared to our larger competitors. There is a risk that competitors will be quicker to develop new technologies, new products for the same gene targets or new delivery methods of nucleic acids into novel cell types, particularly once competitors learn about new gene targets that we or our collaborators have selected for the development of siRNA molecules. We will need to successfully introduce new products to achieve our strategic business objectives. Our successful product development will depend on many factors, including our ability to attract strong talent to lead our research and development efforts, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner, obtain appropriate intellectual property protection for our products, gain and maintain market acceptance of our products, and differentiate our products from those of our competitors. In addition, patents attained by others may preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval or gain market acceptance. If we cannot successfully introduce new products or adapt to changing technologies, our products may become obsolete and our revenue and profitability could suffer.

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

Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, data and internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

Our business requires manipulating, analyzing and storing large amounts of sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats that could cause security incidents. Our business therefore depends on the continuous, effective, reliable, and secure operation of our computer hardware, software, networks, internet servers, third party technology service providers and related infrastructure. To the extent that our hardware or software, or the hardware or software of the third parties on whom we rely, malfunctions or access to our data by internal research personnel is interrupted, our business could suffer. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve, as further described below. Maintaining compliance with applicable security and privacy regulations may increase our operating costs. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), denial-of-service attacks, credential stuffing, credential harvesting, ransomware attacks, supply-chain attacks, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, accidental or malicious insider-action and other similar threats. These events could lead to the unauthorized access, disclosure and use of our sensitive data. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world and increasingly involve highly resourced threat actors such as organized criminals and nation states. As a result, we cannot provide assurance that our efforts to address these techniques proactively or implement adequate preventative measures will always be successful.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. We may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems that process sensitive data. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

If we (or a third party upon whom we rely on) experience a security incident or are perceived to have experienced a security incident, we could experience adverse consequences, such as fines, damages, litigation and enforcement actions, additional reporting requirements and/or oversight, restrictions on processing sensitive data (including personal data), indemnification obligations; negative publicity, reputational harm, monetary fund diversions, diversion of management attention, and interruptions in our operations (including availability of clinical trial data). In addition, any sustained disruption in internet systems or network access provided by other companies could harm our business. Similarly, if a security incident were to occur we may be required to disclose such event. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences, including reputational damage, investigations and fines from regulators, as well as litigation. Furthermore, if we are required to disclose the occurrence of a cybersecurity incident, the price of our ADSs may be negatively impacted.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

Additionally, sensitive data of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative artificial intelligence (“AI”) technologies.

We are subject to stringent and evolving data privacy and security laws, regulations contractual obligations, industry standards, policies, and other obligations, and our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class actions); fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, clinical trial data and financial information (collectively, sensitive data).

Our data processing activities subject us to privacy and data protection obligations, such as various laws, regulations, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on compliance in this area, with the potential to affect our business.

In the European Union and the United Kingdom, the collection and use of personal data (including health data) is governed by the provisions of the European Union’s General Data Protection Regulation ("EU GDPR") and the United Kingdom’s GDPR ("U.K. GDPR") respectively. The EU GDPR and U.K. GDPR apply to the processing of personal data (i) by businesses established in the European Economic Area (“EEA”) or the United Kingdom, regardless of whether the processing takes place in the EEA or the United Kingdom, or (ii) of individuals located in the EEA or the United Kingdom, by businesses established outside of the EEA or the United Kingdom, where they process personal data to (a) offer goods or services to individuals in the EEA or the United Kingdom, or (b) monitor their behavior, as it takes place in the EEA or the United Kingdom (e.g., carrying out clinical trial activities in the EEA or the United Kingdom).

The EU GDRP and U.K. GDPR imposes data protection obligations on organizations processing personal data, including:

•
disclosures to individuals, about, among others, how their personal data are processed, and the legal basis for such processing,
•
limitations on the retention of personal data,
•
mandatory data breach notification requirements in certain circumstances,
•
data processing obligations on service providers who process personal data on behalf of other organizations,
•
additional conditions when processing “sensitive data” under the EU GDPR and U.K. GDPR (which includes health and genetic data of individuals located in the EEA or the United Kingdom),
•
having security measures in place appropriate to the risk of processing, and
•
responding to individuals exercising their data subject rights under the EU GDPR and U.K. GDPR (i.e., right of access, erasure, rectification, restriction, objection, and data portability).

The GDPR also imposes strict rules on the transfer of personal data out of the EEA or United Kingdom to third countries, including the United States. In order to transfer personal data outside of the EEA/United Kingdom, businesses will need to rely on (i) an adequacy decision (i.e., a finding by the European Commission or the United Kingdom that the destination country offers an “adequate” level of data protection), (ii) an appropriate safeguard (e.g., Standard Contractual Clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the United Kingdom’s extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework)), or (iii) a derogation. Failure to comply with the requirements of the EU’s GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20,000,000, whichever is greater. Failure to comply with the U.K. GDPR may result in fines of up to 4% of total global annual turnover or £17,500,000 for violations of the U.K.

GDPR. In addition to administrative fines, a wide variety of other potential enforcement powers are available to data supervisory authorities in respect of potential and suspected violations of the EU GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. While we have taken steps to comply with the EU GDPR, and implementing legislation in applicable EU member states and the United Kingdom, including seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, adopting an international transfer mechanism, where applicable, reviewing our security procedures, and entering into data processing agreements with relevant vendors and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

Also, following the expiry of the post-Brexit transitional arrangements, the U.K. Information Commissioner’s Office cannot be our “lead supervisory authority” in respect of any “cross border processing” for the purposes of the EU’s GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, we are not able to benefit from the EU GDPR’s “one stop shop” mechanism. Among other things, this would mean that, in the event of a violation of the EU GDPR and U.K. GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the U.K. Information Commissioner’s Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal data could further expose us to penalties under privacy and data protection laws. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business.

In addition, on occasion our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Our employees, consultants and contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, consultants or contractors could include intentional failures to comply with governmental regulations, comply with healthcare fraud and abuse and anti-kickback laws and regulations in the United States, the EU Member States, the United Kingdom and other jurisdictions, or failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including improper trading based upon, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics and a robust compliance program, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our relationships with U.S. healthcare providers, including physicians, and third-party payers will be subject to applicable U.S. anti-kickback, fraud and abuse, anti-bribery and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payers play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payers and customers may expose us to broadly applicable U.S. federal and state fraud and abuse, transparency, health data privacy, and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute our products for which we obtain marketing approval. If we are found to be in violation of any of any healthcare laws or any other federal or state regulations, we may be subject to significant administrative, civil and/or criminal penalties, damages, fines, disgorgement, imprisonment, exclusion from federal health care programs, additional reporting requirements and/or oversight, and the curtailment or restructuring of our operations.

Healthcare legislative and other regulatory reform measures may have a negative impact on our business and results of operations.

In the United States, there have been, and continue to be, legislative and regulatory developments regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, require direct price negotiations for certain high-expenditure, single-source prescription drugs and biologics covered by the Medicare program, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or successfully commercialize our drugs.

In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission and other comparable regulatory authorities responsible for clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies.For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2023, the Clinical Trials Directive will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans. In light of the entry into application of the CTR on January 31, 2022, we may be required to transition clinical trials for which we have obtained regulatory approvals in accordance with the CTD to the regulatory framework of the CTR. Transition of clinical trials governed by the CTD to the CTR will be required for clinical trials which will have at least one site active in the E.U. on January 30, 2025. A transitioning application would need to be submitted to the competent authorities of E.U. Member States through the Clinical Trials Information Systems and related regulatory approval obtained to continue the clinical trial past January 30, 2025. This would require financial, technical and human resources. If we are unable to transition our clinical trials in time, the conduct of those clinical trials may be negatively impacted.[CEULS1]

It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into

UK law, through secondary legislation). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the UK regulations will align with the CTR. Failure of the UK to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization for the Company's product candidates on the basis of clinical trials conducted in the United Kingdom.

Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. This Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. In December 2021, Regulation No 2021/2282 on HTA amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected. In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA will not apply in the United Kingdom. However, the UK Medicines and Healthcare products Regulation Agency (“MHRA”) is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium (“SMC”), the National Institute for Health and Care Excellence (“NICE”), and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.

In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, our development plans may be impacted.

The United Kingdom’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our common shares.

Following Brexit,the UK and the EU signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and entered into force on May 1, 2021. This agreement provides details on how some aspects of the UK and EU’s relationship will operate going forwards however there are still uncertainties. The TCA primarily focuses on ensuring free trade between the EU and the UK in relation to goods, including medicinal products. Among the changes that have occurred are that Great Britain (England,Scotland and Wales) is treated as a “third country,”a country that is not a member of the EU and whose citizens do not enjoy the EU right to free movement.Northern Ireland continues to follow many aspects of the EU regulatory rules, particularly in relation to trade in goods. As part of the TCA, the EU and the UK recognize GMP inspections carried out by the other party and the acceptance of official GMP documents issued by the other party. The TCA also encourages, although it does not oblige, the parties to consult one another on proposals to introduce significant changes to technical regulations or inspection procedures. Among the areas of absence of mutual recognition are batch testing and batch release.The UK has unilaterally agreed to accept EU batch testing and batch release. However, the EU continues to apply EU laws that require batch testing and batch release to take place in the EU territory. This means that medicinal products that are tested and released in the UK must be retested and re-released when entering the EU market for commercial use.

As it relates to marketing authorizations, Great Britain has a separate regulatory submission process, approval process and a separate national marketing authorization. Northern Ireland continues, however, to be covered by the marketing authorizations granted by the European Commission. For example, the scope of a marketing authorization for a medicinal product granted by the European Commission or by the competent authorities of EU Member States no longer encompasses Great Britain (England,Scotland and Wales). In these circumstances, a separate marketing authorization granted by the UK competent authorities is required to place medicinal products on the market in Great Britain. Northern Ireland continues, however, to be covered by the marketing authorizations granted by the European Commission.

On February 27, 2023, the UK Government and the European Commission reached a political agreement on the so-called “Windsor Framework”. The Framework is intended to revise the Northern Ireland Protocol to address some of the perceived shortcomings in its operation. The agreement was adopted at the Withdrawal Agreement Joint Committee on March 24, 2023. If the changes are adopted in the form proposed, medicinal products to be placed on the market in the UK will be authorized solely in accordance with UK laws. Northern Ireland would be reintegrated back into a UK-only regulatory environment under the authority of the MHRA with respect to all medicinal products. The implementation of the Windsor Framework would occur in stages, with new arrangements relating to the supply of medicinal products into Northern Ireland anticipated to take effect in 2025.

A significant proportion of the regulatory framework in the UK applicable to medicinal products is currently derived from EU Directives and Regulations. The potential for UK legislation to diverge from EU legislation following Brexit could materially impact the regulatory regime with respect to the development, manufacture, import, approval, and commercialization of our product candidates in the UK or the EU. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

All of these changes could increase our costs and otherwise adversely affect our business. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the UK or the EU and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the EU. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the UK or the EU for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the UK. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the EU.

We may face uncertainty related to pricing, coverage and reimbursement for our product candidates.

Sales of our product candidates in the U.S., if approved, will depend, in part, on the extent to which such products will be covered by third-party payers, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payers are increasingly limiting coverage and/or reducing reimbursements for medical products and services. A third-party payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payer’s determination to provide coverage for a drug product does not ensure that other payers will also provide coverage for the drug product. Coverage policies and third-party payer reimbursement rates may change at any time. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party payer reimbursement or a decision by a third-party payer to not cover any of our product candidates, if approved, could reduce physician usage of our product candidates, and have a material adverse effect on our sales, results of operations and financial condition. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any product candidates will be harmed.

Exchange rate fluctuations may adversely affect our results of operations and cash flows.

The Company's consolidated financial statements are presented in U.K. pounds sterling. The individual financial statements of each subsidiary is prepared in the currency of the primary economic environment in which the entity operates (its functional currency). Our transactions are commonly denominated in U.K pounds sterling, however we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros. As a result, fluctuations in exchange rates, particularly between the pound sterling on the one hand and the U.S. dollar and Euro on the other hand, may adversely affect our reported results of operations and cash flows. Our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates between the pound sterling and these and other currencies, any of which may have a significant impact on our results of operations and cash flows from period to period.

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

If the patent applications we hold and/or have out-licensed with respect to our product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including Inter Partes Review, Post Grant Review, re-examination or opposition before the U.S. Patent and Trademark Office, or the USPTO, or European Patent Office, or the EPO, and by way of similar proceedings in certain other jurisdictions. For example, re-examination of, or oppositions to, patents owned by us have previously been initiated, and while we believe these proceedings did not or will not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop. Since patent applications in the United States and most other countries are confidential for a period of up to 18 months after filing, and some remain confidential until issued, we cannot be certain that we were the first to file any patent application related to a product candidate or an siRNA related technology or method. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States claiming the same subject matter, an administrative proceeding, known as a derivation proceeding (previously known as an interference), can be initiated to determine which applicant is entitled to the patent on that subject matter. Such administrative proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to us from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in narrowed claims, which may or may not cover our current or future products and product candidates, and at substantial costs and distraction to our management and other employees.

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

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to sequences, structures, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates that are broad enough to cover one of our product candidates or use of our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in patents with claims that our product candidates or use of our technologies may infringe. In addition, third parties may have or may obtain in the future patents and assert that our product candidates or use of our technologies infringes upon one or more claims of these patents. If any third-party patents were held by a court of competent jurisdiction to be valid and enforceable and to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate, if approved, unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to be valid and enforceable and to cover aspects of our compositions, formulations or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of our management, other employees and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including up to treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming, even if we ultimately prevail. For example, in 2017, we commenced patent infringement litigation against Alnylam Pharmaceuticals Inc., or Alnylam. In December 2018, we and Alnylam entered into a settlement and license agreement to settle the litigation, which was related to Alnylam’s RNAi product ONPATTRO. As part of the settlement, we licensed specified patents to Alnylam, and Alnylam paid us a tiered royalty of up to one percent of its net sales of ONPATTRO in the European Union through December 2023.

In addition to the costs and potential distraction associated with enforcing our patents in a lawsuit, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing which could negatively impact our ability to develop and potentially commercialize our product candidates, if approved.

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

We employ individuals who were previously employed at other biotechnology or life sciences companies. We may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

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
•
positive or negative results, or perceived positive or negative results, from, or delays in, testing and clinical trials by us, collaborators or competitors;
•
the results of our efforts to discover, develop, acquire or in-license additional product candidates and technologies;
•
the loss of any of our key scientific or management personnel;
•
regulatory, legal or tax developments in the United States, United Kingdom, the European Union and other countries;

•
the success of competitive products or technologies;
•
adverse actions taken by regulatory authorities with respect to our clinical trials or manufacturers;
•
commencement of, or involvement in, litigation involving the Company;
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
•
coordinated trading in our ADSs by third parties, including market manipulation;
•
publication of information, including in the media, online blogs and social media, about our company by third parties, including equity research analysts;
•
sales of our ADSs by us, members of our senior management and directors or our shareholders;
•
general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, the United Kingdom, the European Union, and other countries, including impact of the wars in Ukraine and Israel and global and regional economic and political disruptions;
•
stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry; and
•
investors’ general perception of us and our business and any failure to meet expectations of investors or equity research analysts.

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

Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of such securities.

Future sales of a substantial number of ADSs, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. If our shareholders sell substantial amounts of ADSs on Nasdaq, or if the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs may be influenced by the research and reports that equity research analysts publish about us and our business. As a company admitted to trading on Nasdaq, our equity securities are currently subject to coverage by a number of analysts. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates, in the aggregate, beneficially owned approximately 58% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of March 1, 2024. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company,” or EGC, we incur significant legal, accounting and other expenses. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly, including obtaining director and officer liability insurance.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting.

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

We may identify material weaknesses in our internal control over financial reporting. If we experience material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

While have previously identified and remediated material weaknesses, there can be no assurance that we will not identify additional control deficiencies or material weaknesses in the future.

In addition, if we identify new material weaknesses in the future, if we are unable to comply with the requirements of Section 404, in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our financial statements, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable Nasdaq listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

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

We expect to lose our foreign private issuer status in 2025, which will require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We do not expect to be a foreign private issuer as of June 30, 2024, which will require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025, which are more detailed and extensive than the requirements for foreign private issuers. We will have to prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), resulting in financial statements that are different from our historical financial statements, which may make it more difficult for investors to compare our financial performance over time. We will be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws may be significantly higher as a domestic reporting company; as a result, our legal and financial compliance costs will increase and may be more time consuming.

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

The United Kingdom may impose a 1.5% stamp duty on our future issuances of ADSs.

Recently enacted U.K. legislation (the Retained EU Law (Revocation and Reform) Act 2023) provides for the revocation of EU laws and rights which, notwithstanding Brexit, currently remain effective in the U.K. Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on such EU laws and rights. Accordingly, unless steps are taken by the U.K. Government and/or parliament to preserve the current position (for example, by passing regulations under powers conferred by the legislation), then this could, in particular, result in a charge to stamp duty reserve tax, at the rate of 1.5% of the issue price, on the issuance of ADSs after December 31, 2023, which would represent an additional cost if we seek to raise further capital through the issuance of ADSs.

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

Based on estimates of our income and assets, and certain assumptions with respect to the characterization of our assets as active or passive, we do not believe we were a PFIC for our taxable year ended December 31, 2023. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2023, we had cumulative carryforward tax losses of £155.8 million. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development, or R&D, activities, we seek to benefit from the U.K. R&D tax relief programs, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, for certain specific categories of expenditure, the Research and Development Expenditure Credit program, or RDEC Program. The SME Program may be particularly beneficial to us, as under such program the trading losses that arise from our qualifying R&D activities can be surrendered for a cash rebate of up to 33.35% of qualifying expenditure incurred prior to April 1, 2023, and up to 18.6% of qualifying expenditure incurred thereafter. Amendments to the U.K. R&D tax credit regime that are contained in the Finance Bill currently proceeding through the U.K. Parliament will increase the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period). These amendments will also with effect from April 1, 2024 (i) (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) merge the SME Program and the RDEC Program into a single scheme. If such proposals are implemented as currently provided in the Finance Bill, and we do not qualify as an R&D-intensive SME, we will either cease to be able to claim cash rebates in respect of our R&D activities, or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims or benefit from them.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%. As of December 31, 2023, we own 18 patent families with each family creating rights in current or future patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower effective rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments, our business, results of operations, and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

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

English law provides that a board of directors may only allot shares (or grant rights to subscribe for, or to convert any security into, shares) with the prior authorization of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. In either case, this authorization would need to be renewed by our shareholders upon expiration (i.e., at least every five years). At the annual general meeting of shareholders held on April 27, 2023, we obtained authority from our shareholders to allot new shares or to grant rights to subscribe for or to convert any security into shares in the company up to a maximum aggregate nominal amount of £5,402,633.25 for a period of five years from the date of such annual general meeting of shareholders, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution, but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). At the annual general meeting of shareholders held on April 27, 2023, we obtained authority from our shareholders to disapply preemptive rights in connection with the allotment of equity securities up to a maximum aggregate nominal amount of £5,402,633.25 for a period of five years from the date of such annual general meeting of shareholders which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five year terms (or any shorter period).

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

Capital Expenditures

Our capital expenditures for the years ended December 31, 2023, 2022, and 2021 were £0.1 million, £0.4 million, and £1.3 million, respectively. These capital expenditures consisted primarily of lab and computer equipment.

B. Business Overview

We are a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNAi by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform consists of precision engineered product candidates designed to accurately target and ‘silence’ specific disease-associated genes in the liver. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: cardiovascular disease, hematology and rare diseases.

Zerlasiran (SLN360) is our wholly owned siRNA designed to lower the body's production of apolipoprotein(a), a key component of lipoprotein(a), or Lp(a), that has been associated with an increased risk of cardiovascular events. High Lp(a) is a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population and is associated with a high risk of heart attack, stroke and aortic stenosis. There are currently no approved medicines that selectively lower Lp(a). In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating zerlasiran in 32 healthy adults with high Lp(a) ≥150 nmol/L. In the single dose trial, participants in the top two zerlasiran single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the zerlasiran 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantial knockdown of Lp(a) to approximately 50% of baseline. Zerlasiran was well tolerated with no serious safety concerns reported. In November 2023, we reported positive topline results from the multiple dose portion of the APOLLO program in 36 adults with baseline Lp(a) levels ≥150 nmol/L and stable atherosclerotic cardiovascular disease (ASCVD). In the multiple dose trial, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals. Data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol (LDL cholesterol) and apolipoprotein B (ApoB) was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified. Zerlasiran is currently being evaluated in the fully enrolled ALPACAR-360 phase 2 study in patients with Lp(a) levels 125 nmol/L at high risk of ASCVD events. We expect to report topline 36-week data in the first quarter of 2024 (primary endpoint) and topline 48-week data in the second quarter of 2024. We are currently finalizing the design of our phase 3 Clinical Outcomes Trial. We continue to engage in global partnership discussions for future zerlasiran development and for potential future commercialization.

Divesiran (SLN124) is our wholly owned siRNA designed to inhibit TMPRSS6 expression in the liver to raise hepcidin, a peptide hormone that is the master regulator of systemic iron balance. Divesiran has shown preclinical potential in several hematological disorders. Furthermore, divesiran has demonstrated proof of mechanism in the GEMINI phase 1 trial in healthy volunteers completed in May 2021. In the GEMINI study, divesiran was observed to increase average hepcidin approximately four-fold and reduce serum iron by approximately 50% after a single dose with effects persisting for at least two months. Data were presented at the American Society of Hematology (ASH) 2021 Annual Meeting and published in the American Journal of Hematology in July 2023. Divesiran is currently being studied in the SANRECO phase 1/2 trial in patients with polycythemia vera (PV). Divesiran has FDA Fast Track and orphan disease designations for PV. We plan to report data from the phase 1 portion of the study in the first half of 2024.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca, Mallinckrodt and Hansoh. These collaborations collectively represent up to 14 pipeline programs and approximately $5.5 billion in potential milestones plus royalties.

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

Once inside a cell, siRNA molecules are recognized by the endogenous RNAi cellular machinery, which removes one of the strands, referred to as a passenger strand, of the siRNA construct, thereby allowing the other strand, referred to as a guide strand, to find its target mRNA and bind to it through Watson-Crick base pairing. This site-specific binding triggers the biological process of RNAi interference, by which natural cellular machinery degrades target mRNA bound by the guide strand and thereby prevents it from being translated into functional proteins.

Our medicines are designed to harness this natural pathway to develop a new generation of therapeutics by designing tailored siRNA sequences that are able to bind through Watson-Crick base pairing to mRNAs that code for specific disease-associated genes, or genes that regulate them. Our siRNA molecules are administered by subcutaneous injection. Once administered, our siRNA molecules are taken up specifically by target liver cells or cleared from the body within hours. A single siRNA molecule, once in the liver and incorporated into the RNAi cellular machinery, can degrade large numbers of targeted mRNAs due to the catalytic nature of the cell’s RNAi machinery. Because the catalytic activity of the RNAi pathway eventually fades with gradual degradation of the guide strands, RNAi-mediated protein reduction is not permanent. In our preclinical studies, we have observed a durable, dose-dependent silencing effect with our product candidates, with the highest dose resulting in reductions of between 50% and 85% or more of the target protein level over the course of several weeks to months following subcutaneous injection. As a result of the phase 1 clinical data we have generated in both our zerlasiran and divesiran programs, we believe that these observed results suggest that our product candidates could lead to similar results in humans. The graphic below shows the steps involved in the pairing of our siRNA molecules with the bases contained in the mRNA sequence for a particular target gene.

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

Our mRNAi GOLD™ platform uses a novel structure of double-stranded RNA with chemical modifications designed to improve the stability and efficacy of our siRNA molecules as well as to enhance delivery to targeted liver cells. We incorporate proprietary chemical modifications to enhance drug properties of our siRNA molecules, such as potency, stability and tissue distribution. We believe this approach results in a powerful modular technology that will be well-suited to tackle life-changing diseases. Particular siRNA molecules are designed to reduce the levels of a disease-associated protein directly, such as in the case of zerlasiran. In preclinical studies and our phase 1 single-ascending dose study, zerlasiran was shown to directly reduce Lp(a) expression. Alternatively, in cases in which a disease-associated protein is normally subject to inhibition by a regulatory protein, siRNA molecules are designed to increase the levels of the disease-associated protein by silencing the inhibitory protein, thereby relieving inhibition and indirectly increasing levels of the protein normally subject to inhibition. In preclinical studies and in a phase 1 clinical trial in healthy volunteers, divesiran was shown to indirectly up-regulate hepcidin levels by reducing the expression of a specific gene, TMPRSS6, which normally inhibits the production of hepcidin. We will use this approach to address ‘iron loading’ anemia conditions in which hepcidin expression is typically low. Using these techniques, we believe we can design siRNA molecules to decrease high protein levels, and in some cases, to increase low protein levels, depending on the particular disease genes being targeted.

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

Liver Cell Targeting Technology. Blood flow and fenestra, or small openings in the endothelium, result in a large amount of the injected dose of a conjugated siRNA passing through the liver and reaching the main cell type of the liver known as a hepatocyte. Hepatocytes are cuboidal epithelial cells that line the liver sinusoids. Individual hepatocytes have approximately 0.5 to 1.0 million cell surface ASGPRs. GalNAc binds to ASGPRs with high affinity so that when GalNAc-conjugated siRNA reaches the hepatocytes, they are internalized into the cells where siRNA can bind and, as a result, can degrade the target mRNA, which in turn reduces production of the encoded protein and that protein’s activity, thereby silencing the respective gene. Only a small fraction of the initial dose reaches the hepatocyte and the right compartment of the cell, but once the siRNA is there, it can stay active and intact for several months, allowing a small number of internalized siRNA molecules to exert a potent effect on the target mRNA. We apply the toolbox elements in the lead optimization phase to identify candidates that we believe will be potent with a long duration of action and have a favorable safety profile.

Target Selection and Screening Process. We are able to source potential product candidates through a proprietary target selection process. The selection of new targets involves a careful analysis of human genetics evidence, the biology underlying an indication, disease epidemiology and addressable population, the current standard of care and resulting medical need, the commercial landscape and the envisaged clinical path.

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

Our siRNA Product Candidates

Zerlasiran (SLN360)

Overview

Zerlasiran is an siRNA molecule designed for the treatment of cardiovascular disease associated with elevated Lp(a), a lipoprotein in the blood. Available human data validate Lp(a) as an independent risk factor increasing the chances of developing premature cardiovascular diseases, including coronary heart disease and unstable angina, as well as myocardial infarction and ischemic stroke. Zerlasiran is administered by subcutaneous injection and has the potential to reduce these diseases by specifically binding to and inducing RNAi-mediated degradation of the mRNAs made from LPA, the gene that encodes apolipoprotein(a), a protein specifically found in Lp(a). Zerlasiran’s mode of action creates an opportunity to develop this product candidate for several indications for which Lp(a) has been shown to be a causal, independent risk factor.

Elevated levels of Lp(a) ≥ 125 nmol/L or approximately 50mg/dL are considered to affect up to 20% of the world’s population. The incidence of elevated Lp(a) is thought to be higher in people with established cardiovascular disease and calcific aortic valvular stenosis. Additionally, elevated Lp(a) concentrations are associated with an increased risk of myocardial infarction and ischemic stroke, particularly in stroke patients 55 years of age and younger. There is a genetic link between plasma Lp(a) level and cardiovascular risk. Mutations that genetically cause elevated Lp(a) levels have been linked with increases in myocardial infarction, ischemic stroke, carotid stenosis, peripheral arterial disease (including femoral artery stenosis), abdominal aortic aneurysm, obstructed coronary vessels (i.e. coronary atherosclerotic burden), earlier onset of coronary artery disease, cardiovascular and all-cause mortality, increased risk of heart failure and reduced longevity. Importantly, these causal relationships are independent of concentrations of other lipids and lipoproteins, including low-density lipoprotein, or LDL, and conventional cardiovascular disease risk factors. Conversely, a genetically determined decrease in Lp(a) has been associated with a 29% lower risk of coronary artery disease, 31% lower risk of peripheral vascular disease, 17% lower risk of heart failure, 13% lower risk of stroke and a 37% lower risk of aortic stenosis.

In the APOLLO phase 1 program evaluating healthy adults and ASCVD patients with high Lp(a) levels ≥ 150 nmol/L, zerlasiran was well tolerated and observed to significantly reduce Lp(a) levels up to 99% with strong durability. Zerlasiran is currently being evaluated in the ALPACAR-360 phase 2 clinical trial in subjects with high Lp(a) ≥ 125 nmol/L at high risk of ASCVD events.

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

APOLLO Phase 1 Clinical Program

The APOLLO phase 1 clinical program was a global randomized, double-blind, placebo controlled, single-ascending dose and multiple-ascending dose study investigating the safety, tolerability, pharmacodynamic and pharmacokinetic response of zerlasiran administered subcutaneously in healthy adults and ASCVD patients with high Lp(a) levels of approximately ≥ 60mg/dL or ≥ 150 nmol/L.

In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program in 32 healthy adults with high Lp(a) ≥ 150 nmol/L. In April 2022, results were simultaneously presented in a late-breaking presentation at the ACC Annual Meeting and published in JAMA. In the single dose trial, participants in the top two dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Those receiving a placebo saw no change in Lp(a) levels. Other efficacy measures included the effects of zerlasiran on low-density lipoprotein cholesterol (LDL cholesterol) and ApoB, both of which are associated with an increased risk of cardiovascular events. The highest doses of zerlasiran reduced LDL cholesterol and ApoB by about 25%. Zerlasiran was well tolerated with no serious safety concerns reported. In November 2022, we presented a further analysis from the APOLLO trial up to 365 days at the American Heart Association 2022 Annual Meeting. The analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the zerlasiran 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantially reduced levels of Lp(a) of approximately 50% compared to baseline. Additionally, extension data to day 365 showed no new drug related safety findings.

In November 2023, we reported positive topline results from the multiple-ascending dose portion of the APOLLO program in 36 adults with stable ASCVD and high Lp(a) ≥150 nmol/L. In the multiple dose trial, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals. Data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol (LDL cholesterol) and apolipoprotein B (ApoB) was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified.

ALPACAR-360 Phase 2 Clinical Program

The ALPACAR-360 phase 2 clinical trial is a randomized, double-blind, placebo-controlled trial enrolling approximately 160 patients with high Lp(a) ≥ 125nmol/L at high risk of ASCVD events. The primary endpoint is time averaged change in Lp(a) from baseline. The study is fully enrolled and we expect to report topline 36-week data (primary endpoint) in the first quarter of 2024 and topline 48-week data in the second quarter of 2024.

Divesiran (SLN124)

Overview

Divesiran is an siRNA molecule designed for the treatment of genetic hematological conditions, including polycythemia vera (PV). PV is a myeloproliferative neoplasm characterized by the overproduction of blood cells and platelets. Elevated hematocrit is a hallmark of the disease, indicating the overproduction of red blood cells. Patients with hematocrit between 45-50% are four-times more likely to die from cardiovascular causes or major thrombotic events than those with hematocrit less than 45%. PV is a rare disease affecting approximately 150,000 in the U.S. and around 3.5 million worldwide.

Divesiran is administered subcutaneously and works by specifically binding to and inducing RNAi-mediated degradation of mRNAs made from the TMPRSS6 gene. TMPRSS6 is a negative regulator of hepcidin, which is the main hormone controlling iron homeostasis in the body. In PV, red blood cells are over-produced as a form of cancer, causing an increase in total red blood cell mass and overall blood thickness/stickiness as well as iron deficiency that adversely affects other cell types. Lowering levels of the TMPRSS6 protein could increase hepcidin production, restricting iron availability to reduce red cell mass, hemoglobin levels, and hematocrit, as well as reallocate iron to normal functions.

Divesiran demonstrated proof of mechanism in the GEMINI phase 1 trial in healthy volunteers completed in May 2021. In the GEMINI study, divesiran was observed to increase average hepcidin approximately four-fold and reduce serum iron by approximately 50% after a single dose with effects persisting for at least two months. Data were presented at the American Society of Hematology (ASH) 2021 Annual Meeting and published in the American Journal of Hematology in July 2023. Divesiran has FDA Fast Track and orphan disease designations for PV, and is currently being evaluated in the SANRECO phase 1/2 trial in PV patients.

Disadvantages of existing treatment options

The primary treatment goal in PV is to reduce the risk of thrombotic events by reducing hematocrit (the percent volume of red blood cells in the blood) to within target levels. The mainstay of treatment is therapeutic phlebotomy to reduce the number of blood cells by regularly removing blood from the patient. Phlebotomy results in erratic, suboptimal control of hematocrit, and regular phlebotomies can be burdensome to the patient. Patients over 60, or those with prior thrombotic events or additional cardiovascular risk factors are also treated with chemotherapy drugs (cytoreductive agents) to suppress blood cell production. The majority of these patients are treated with hydroxyurea, which is poorly tolerated and carries the risk of potential long term side effects. Patients who are resistant or intolerant to hydroxyurea may be treated with the JAK2 inhibitor ruxolitinib (Jakafi), which carries the risk of thrombocytopenia (low platelet count). Finally, some patients are treated with synthetic hepcidin mimetic dosed weekly by subcutaneous injection in clinical trials. In contrast to synthetic hepcidin mimetics, divesiran elevates endogenous hepcidin produced and secreted by the liver, avoiding high local concentrations of hepcidin at the injection site. We believe the sustained duration of action will allow divesiran to be dosed monthly, or less frequently, bringing additional value to patients.

GEMINI Trial

The GEMINI trial was a randomized, double-blind, placebo controlled, single-ascending dose study to investigate the safety, tolerability, PK and PD response of divesiran (1.0, 3.0 and 4.5 mg/kg doses) administered subcutaneously in 24 healthy volunteers. Key outcomes included:

•
All 3 dose levels were well tolerated with no serious or severe treatment emergent adverse events, or TEAEs, leading to withdrawal.

•
Average hepcidin, a key endogenous regulator of iron balance and distribution, increased up to ~4-fold after a single dose with effect sustained for at least 2 months.
•
Serum iron reduced by ~50% after a single dose with effect sustained for at least 2 months.
•
Divesiran was rapidly distributed (median tmax was 4.0 or 5.0 hours) and largely eliminated from plasma within 24 hours post-dose in all dosing groups. Divesiran plasma concentrations increased in a greater than dose-linear fashion between dosing groups.
•
All divesiran doses induced marked reductions in transferrin saturation, or TSAT; absolute levels of TSAT achieved (10–16%) are below the level (< 20%) where iron availability to tissue is restricted and at or below that (< 16%) required to support normal erythropoiesis in health.

GEMINI II Phase 1 Program

The GEMINI II phase 1 trial evaluated divesiran in non-transfusion dependent thalassemia patients. In the study, divesiran was well tolerated with no safety issues identified. While proof of mechanism has been established in healthy volunteers, the effects on indicators of iron metabolism were variable in this study population of heterogeneous thalassemia subjects. We are prioritizing R&D efforts on the ongoing PV program and do not have plans to advance development in thalassemia at this time.

SANRECO Phase 1/2 Program

The SANRECO phase 1/2 trial is a two-part clinical trial which includes a phase 1 open-label, dose finding trial followed by a phase 2 randomized, double-blind, placebo-controlled parallel arm study of divesiran in PV patients. The trial is expected to enroll approximately 65 participants total. The primary endpoint for the phase 1 portion of the trial is safety/tolerability and the assessment of the number of phlebotomies at different intervals. The phase 2 portion of the trial will evaluate the number of patients who are phlebotomy free after treatment. We plan to report data from the phase 1 portion of the study in the first half of 2024.

Collaborations

AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

The collaboration covers five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. In May 2023, AstraZeneca nominated the first product candidate under our collaboration, triggering a $10 million option fee to us to advance development on an undisclosed program. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date). Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional undisclosed complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised options on the two additional complement targets.

In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to the two undisclosed preclinical complement targets. Under the terms of the modified agreement, we did not make any upfront payment to get the two assets back and will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. SLN501, the C3 targeting program, remained under the original collaboration agreement. In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the phase 1 clinical trial. This will conclude all activities and commitments under the collaboration agreement.

Hansoh

In October 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh will have the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 trials. We will retain exclusive rights for those two targets in all other territories. We will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 trials. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. In 2023, we achieved two additional preclinical milestones and received $4 million from the collaboration. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

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

As of December 31, 2023, we solely owned 40 granted patents, of which 10 are U.S.-issued patents, and we owned 151 pending patent applications, of which 15 are U.S. pending patent applications and 10 are co-owned. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): Australia, Brazil, Canada, Chile, China, Colombia, Hong Kong, India, Indonesia, Israel, Japan, Malasia, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa, South Korea, Taiwan, Ukraine and Vietnam. As of December 31, 2023, we solely owned two and jointly owned one priority application (priority year pending), each of which are first priority applications.

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

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations and Foreign Equivalents

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

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members.

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

We may be subject to foreign equivalents of all of the above federal or state legislation. For example, outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate price cap, currently set at 100% of a drug’s average manufacturer price for single source and innovator multiple source products, beginning on January 1, 2024. Further, in July 2021, the Biden Administration released an executive order that included multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, U.S. Department of Health & Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug price reform. The plan sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions by HHS. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. Additionally, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be effectuated but it is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Individual states in the United States also have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program, or SIP, proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.

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

Review and Approval of New Drug Products in the European Union

In the European Union, medicinal products are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. An evolving global regulatory view on the classification of RNA therapies could impact the requirements applied to our siRNA compounds. Additionally, there may be local legislation in various EU Member States, which may be more restrictive than the EU legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with EU and national regulations and the International Conference on Harmonization, or ICH, guidelines on GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with the guidelines on cGMP and in a GMP licensed facility, which can be subject to GMP inspections. The sponsor of clinical trials must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022 repealing and replacing the Clinical Trials Directive 2001/20/EC, or CTD. The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials and increase transparency. Specifically, the Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the "EU portal", the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Individual EU Member States retain the power to authorize the conduct of clinical trials on their territory.

The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which an application for approval was made on the basis of the CTD before January 31, 2023, the CTD will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025.

During the development of a medicinal product, the EU and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EU level, developers of medicinal products can ask the EMA for scientific advice and protocol assistance at any stage of development and regardless of whether the medicinal product is eligible for the centralized authorization procedure or not. Assistance is given by the EMA’s Committee for Medicinal Products for Human Use, or CHMP, on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure, but this can be waived for orphan medicinal products. Advice from the EMA is provided based on questions concerning, quality aspects (manufacturing, chemical, pharmaceutical and biological testing of the medicine ), nonclinical testing (toxicological and pharmacological tests designed to show the activity of the medicine in the laboratory) and clinical aspects (appropriateness of studies in patients or healthy volunteers, selection of endpoints), methodological issues (statistical tests to use, data analysis, modelling and simulation), overall development strategy (conditional marketing authorization, bridging strategy for generics, safety database), significant benefit for maintaining orphan designation, and pediatric developments. To the extent that we do obtain such scientific advice in the future, while the company is expected to respect the outcome of the scientific advice procedure, such advice is not legally binding.

Marketing Authorizations

In the EU, medicinal products can only be commercialized after a related marketing authorization, or MA, has been granted. To obtain an MA for a product in the EU, an applicant must submit a Marketing Authorization Application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by the competent authorities of EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid throughout the EEA (which is comprised of the 27 EU Member States plus Norway, Iceland and Liechtenstein). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products, or ATMPs, and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, authorization through the centralized procedure is optional on related approval.

Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, conducts the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. The maximum timeframe for the evaluation of an MAA under the centralized procedure is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralised Procedures – Human, or CMDh, for review. The subsequent decision of the European Commission is binding on all EU Member States.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the MA of a medicinal product by the competent authorities of other EU Member States. The holder of a national MA may submit an application to the competent authority of an EU Member State requesting that this authority recognize the MA delivered by the competent authority of another EU Member State.

An MA has, in principle, an initial validity of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the Common Technical Document providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member

States may decide on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.

In the EU, a “conditional” MA may be granted in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional MA for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance of the medicinal product is positive; (ii) it is likely that the applicant will be able to provide comprehensive data post-authorization; (iii) the medicinal product fulfils an unmet medical need; and (iv) the benefit of the immediate availability to patients of the medicinal product is greater than the risk inherent in the fact that additional data are still required. The conditional MA is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional MA can be converted into a traditional MA. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the MA will cease to be renewed.

An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.

Data Exclusivity

The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal productsare generally entitledto receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, preventsregulatory authorities in the EU from referencing the innovator’s data to assess a genericapplication or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its productin the EU until 10 yearshave elapsed from the initialMA of the reference product in the EU. The overall ten-yearperiod may, occasionally, be extended for a furtheryear to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided in support of the MAA, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Pediatric Development

In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee,or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further,the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients.Once the MA is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products,a two-year extension of orphan market exclusivity.

Orphan Designation

In the EU, Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a medicinal product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (i) the product is intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions; (ii) either (a) such conditions affect not more than 5 in 10,000 persons in the EU when the application is made, or (b) the product without the benefits derived from orphan status, would not generate sufficient return in the EU to justify the necessary investment in developing the medicinal product; and (iii) there exists no satisfactory authorized method of diagnosis, prevention, or treatment of the condition that has been authorized in the EU, or even if such method exists, the product will be of significant benefit to those affected by that condition.

Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product. An application for the designation of a medicinal product as an orphan medicinal product must be submitted at any stage of development of the medicinal product but before filing of an MAA. An MA for an orphan medicinal product may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, a separate marketing authorization has to be sought.

Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another marketing authorization application or accept an application to extend for a similar product and the European Commission cannot grant a marketing authorization for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the 10 year period if: (i) if the applicant consents to a second original orphan medicinal product application, (ii) if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) if the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior to the original orphan medicinal product. A company may voluntarily remove a product from the register of orphan products.

Post-Approval Controls

Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. Similar to the United States,both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system.Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports,or PSURs.

All new MAAs must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk- minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

In the EU, the advertising and promotion of medicinal products are subject to both EU and EU Member States’laws governing promotion of medicinal products, interactions with physicians and other healthcare professionals, misleading and comparative advertising and unfair commercial practices. General requirements for advertising and promotion of medicinal products, such as direct-to-consumer advertising of prescription medicinal products are established in EU law. However, the details are governed by regulations in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, which may require approval by the competent national authorities in connection with an MA. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU.

Pricing and Reimbursement in the European Union

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. This Health Technology Assessment, or HTA, process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. In December 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom’s, or UK, withdrawal from the EU on January 31, 2020, commonly referred to as Brexit, has changed the regulatory relationship between the UK and the EU. The Medicines and Healthcare products Regulatory Agency, or MHRA, is now the UK’s standalone regulator for medicinal products and medical devices. Great Britain (England, Scotland and Wales) is now a third country to the EU. Northern Ireland will, with regard to EU regulations, continue to follow the EU regulatory rules for now.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the CTD, as implemented into UK national law through secondary legislation. On January 17, 2022, the MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials, and which aimed to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials.The UK Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the UK regulations will align with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.

The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure and the International Recognition Procedure. Since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures are considered to be authorizations for the purposes of the IRP.

There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.

C. Organizational Structure.

A full list of our subsidiaries and the address of their registered offices as of December 31, 2023 is set forth below.

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

D. Property, Plants and Equipment.

We lease approximately 4,000 sq ft of office space in London, England for our corporate headquarters and other general and administrative functions under a lease with a term through September 2025. We also lease regional offices and laboratory space in Berlin, Germany (two leases: rolling contract basis with either party being able to end the lease upon 11.5 months’ prior notice) and Hoboken, New Jersey, USA (seven leases: current lease end dates of February 2024, April 2024, August 2024, October 2024, with either party being able to end the lease upon three months' prior notice).

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Environmental Issues

For information on environmental issues that may affect our utilization of our facilities, see “Item 3.D. Risk Factors ⸺ Risks Related to Our Business Operations and Compliance with Government Regulations ⸺ If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”

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

Zerlasiran (SLN360) is our wholly owned siRNA designed to lower the body's production of apolipoprotein(a), a key component of lipoprotein(a), or Lp(a), that has been associated with an increased risk of cardiovascular events. High Lp(a) is a genetically determined cardiovascular risk factor affecting up to 20% of the world’s population and is associated with a high risk of heart attack, stroke and aortic stenosis. There are currently no approved medicines that selectively lower Lp(a). In February 2022, we reported positive results from the single-ascending dose portion of the APOLLO phase 1 program evaluating zerlasiran in 32 healthy adults with high Lp(a) ≥150 nmol/L. In the single dose trial, participants in the top two zerlasiran single dose groups (300 mg and 600 mg) were observed to have experienced up to a 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days. Further analysis showed median time-averaged Lp(a) reductions over 150 days exceeded 80% in the zerlasiran 300 mg and 600 mg dose groups. At day 365, some participants still exhibited substantial knockdown of Lp(a) to approximately 50% of baseline. Zerlasiran was well tolerated with no serious safety concerns reported. In November 2023, we reported positive topline results from the multiple dose portion of the APOLLO program in 36 adults with baseline Lp(a) levels ≥150 nmol/L and stable atherosclerotic cardiovascular disease (ASCVD). In the multiple dose trial, zerlasiran (200 mg, 300 mg and 450 mg) was administered twice subcutaneously at two different dosing intervals. Data demonstrated a significant reduction from baseline in Lp(a) of up to 99% at 90 days following injection of repeated doses. Lp(a) levels remained approximately 90% lower than baseline at 201 days (end of treatment period) at the two highest doses. A dose dependent reduction in low-density lipoprotein cholesterol (LDL cholesterol) and apolipoprotein B (ApoB) was also observed. Zerlasiran was well tolerated; no clinically important safety concerns were identified. Zerlasiran is currently being evaluated in the fully enrolled ALPACAR-360 phase 2 study in patients with Lp(a) levels 125 nmol/L at high risk of ASCVD events. We expect to report topline 36-week data in the first quarter of 2024 (primary endpoint) and topline 48-week data in the second quarter of 2024. We are currently finalizing the design of our phase 3 clinical outcomes trial. We continue to engage in global partnership discussions for future zerlasiran development and for potential future commercialization.

Divesiran (SLN124) is our wholly owned siRNA designed to inhibit TMPRSS6 expression in the liver to raise hepcidin, a peptide hormone that is the master regulator of systemic iron balance. Divesiran has shown preclinical potential in several hematological disorders. Furthermore, divesiran has demonstrated proof of mechanism in the GEMINI phase 1 trial in healthy volunteers completed in May 2021. In the GEMINI study, divesiran was observed to increase average hepcidin approximately four-fold and reduce serum iron by approximately 50% after a single dose with effects persisting for at least two months. Data were presented at the American Society of Hematology (ASH) 2021 Annual Meeting and published in the American Journal of Hematology in July 2023. Divesiran is currently being studied in the SANRECO phase 1/2 trial in patients with polycythemia vera (PV). Divesiran has FDA Fast Track and orphan disease designations for PV. We plan to report data from the phase 1 portion of the study in the first half of 2024.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca, Mallinckrodt and Hansoh. These collaborations collectively represent up to 14 pipeline programs and approximately $5.5 billion in potential milestones plus royalties.

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

Executive Summary

Our results of operations for the full fiscal year ended December 31, 2023 reflect the following:

Zerlasiran for cardiovascular disease

•
In January 2023, we started dosing in the ALPACAR-360 phase 2 study in subjects with high Lp(a) ≥ 125 nmol/L at high risk of ASCVD events. On May 1, 2023, we announced complete enrollment in the study.
•
In November 2023, we announced positive topline results from the multiple dose portion of the APOLLO phase 1 program in ASCVD patients with high Lp(a) ≥ 150 nmol/L.

Divesiran for hematological conditions

•
In January 2023, we initiated the phase 1/2 study in PV patients. We plan to report data from the phase 1 portion of the study in the first half of 2024.
•
In November 2023, we announced the completion of the GEMINI II phase 1 study in non-transfusion dependent thalassemia patients.

Partnered Program Updates

•
In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to two undisclosed preclinical complement targets. SLN501, the C3 targeting program in phase 1 development, remains under the original collaboration agreement.
•
In May 2023, we achieved a $10.0 million research milestone payment from AstraZeneca following the nomination of the first product candidate under our collaboration focused on cardiovascular, renal, metabolic and respiratory diseases.
•
In July 2023, we achieved two $2.0 million preclinical milestones in our Hansoh collaboration.

Corporate Updates

•
In 2023, Giles Campion, MD, retired as our Chief Medical Officer (CMO) and Head of R&D. We appointed Steven Romano, MD, as our Head of R&D and promoted Curtis Rambaran, MD, formerly our VP, Head of Clinical Science, to CMO. We also promoted Marie Wikström Lindholm, PhD, previously our SVP, Head of Molecular Design, to Chief Scientific Officer and appointed J.P. Gabriel as our Chief Technical Operations Officer.

Post Period Highlights

•
In January 2024, we raised an additional $20 million of gross proceeds before deducting $0.6 million in placement agent fees and other expenses, from sales of ADSs under our Sales Agreement.
•
On February 5, 2024 we announced a private placement of 5,714,286 of our ADSs, each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $120 million (approximately £94.5 million) before deducting approximately £5.7 million in placement agent fees and other expenses. The financing syndicate included 5AM Ventures, Frazier Life Sciences, Logos Capital, Nextech Invest Ltd (on behalf of one or more funds managed by it), Redmile Group, TCGX and Vivo Capital.
•
In February 2024, we achieved a $10 million milestone payment from AstraZeneca following the initiation of a phase 1 trial of the first product candidate under our collaboration.
•
In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the phase 1 clinical trial. This will conclude all activities and commitments under the collaboration agreement.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement, AstraZeneca made an upfront cash payment to us of $20.0 million in May 2020. AstraZeneca made an additional unconditional cash payment to us of $40.0 million which was received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

The collaboration covers five targets initially, with AstraZeneca having the option to extend the collaboration to a further five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. In May 2023, AstraZeneca nominated the first product candidate under our collaboration, triggering a $10 million option fee to us to advance development on an undisclosed program. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment to us of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date). Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional undisclosed complement-mediated disease targets from us. In July 2020, Mallinckrodt exercised options on the two additional complement targets.

In March 2023, we reacquired exclusive worldwide rights from Mallinckrodt to the two undisclosed preclinical complement targets. Under the terms of the modified agreement, we did not make any upfront payment to get the two assets back and will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. SLN501, the C3 targeting program, remained under the original collaboration agreement. In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the phase 1 clinical trial. This will conclude all activities and commitments under the collaboration agreement.

Collaboration Agreement with Hansoh

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform. Under the terms of the agreement, we retain exclusive rights to the first two targets in all territories except the China Region (Greater China, Hong Kong, Macau and Taiwan). Hansoh has the exclusive option to license rights to those two targets in the China Region following the completion of phase 1 studies. We will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved our first $2 million research milestone payment in the Hansoh collaboration in April 2022. In 2023, we achieved two additional preclinical milestones and received $4 million from the collaboration. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

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

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of $20.0 million in 2019 (£16.4 million as of the payment date) and are eligible to receive specified development, regulatory and commercial milestone payments. We received a milestone payment of $2.0 million (£1.7 million as of the payment date) during the year ended December 31, 2020. In February 2021, we initiated work on the third complement target which triggered another $2 million (£1.5 million) research milestone payment. In April 2021, we also received $2 million (£1.5 million) for the second research milestone related to the first complement 3 target. During the year ended December 31, 2022 we received milestone payments totaling $3.0 million (£2.2 million). During the year ended December 31, 2023 we received no milestone payments. In addition to these potential payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, we recognized a total of £10.5 million in revenue under this agreement.

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the original collaboration agreement through March 2024. The Company has accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company has recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date. In relation to the reacquired targets, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable will be expensed in cost of sales.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20.0 million) and an additional payment of £30.8 million ($40.0 million) in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. During the year ended December 31, 2023 we received milestone payments totaling $10.0 million (£7.9 million). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, we recognized a total of £13.7 million in revenue under this agreement.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £11.9 million based on the exchange rate at the payment date and $14.4 million or £10.7 million, net of taxes) upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. During the year ended December 31, 2022, we achieved milestone payments totaling $2.0 million (£1.5 million). During the year ended December 31, 2023, we achieved milestone payments totaling $4.0 million (£3.2 million). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, we recognized a total of £0.6 million in revenue under this agreement.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We were eligible to receive these royalties until December 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2023, we recognized a total of £0.6 million in royalty income from Alnylam.

Cost of sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development costs and general and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expenses, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Costs

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted development costs primarily consists of:

•
costs incurred under agreements with CROs and investigative sites that conduct our preclinical studies and clinical trials;
•
costs related to manufacturing active pharmaceutical ingredients and drug products for our preclinical studies and clinical trials; and
•
costs for materials used for in-house research and development activities.

Our personnel research and development expense primarily consists of:

•
salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expenses, for our personnel performing research and development activities or managing those activities that have been out-sourced; and
•
consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials.

Our other research and development costs primarily consists of

•
costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
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
•
the potential need for additional clinical trials or preclinical studies requested by regulatory authorities;
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

General and Administrative Expenses

General and administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development costs, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to continue incurring additional expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to interest earned on our cash, cash equivalents and short-term deposits, as well as accretion earned on our U.S. treasury bills. Finance and other expense primarily relates to lease liability interest expense and foreign exchange losses. Foreign exchange gains and losses relate to cash held in foreign currencies (primarily Euros).

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

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 18.6% of such qualifying R&D expenditures (starting on April 1, 2023, such rebate was reduced from 33.4%). From 1 April 2021, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. Based on this rule, we expect the 2023 R&D tax claim to be restricted. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 14.1% (starting on April 1, 2023, such rebate was reduced from 21.7%). A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

Amendments to the U.K. R&D tax credit regime that are contained in the Finance Bill currently proceeding through the U.K. Parliament will increase the cash rebate that may be claimed from such date to 26.97% of qualifying expenditure, if we qualify as an “R&D-intensive SME” for an accounting period (broadly, a loss making SME whose qualifying R&D expenditure represents 40% (or, from April 1, 2024, 30%) or more of its total expenditure for that accounting period). These amendments will also with effect from April 1, 2024 (i) (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes, and (ii) merge the SME Program and the RDEC Program into a single scheme. If such proposals are implemented as currently provided in the Finance Bill, and we do not qualify as an R&D-intensive SME, we will either cease to be able to claim cash rebates in respect of our R&D activities, or only be able to receive such cash rebates at a significantly lower rate than at present. These and other potential future changes to the U.K. R&D tax relief programs may mean we no longer qualify or have a material impact on the extent to which we can make claims or benefit from them.

Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £155.8 million as of December 31, 2023 (£124.3 million as of December 31, 2022). However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £42.7 million of accumulated tax losses as of December 31, 2023 (£43.6 million as of December 31, 2022) related to our operations in Germany for corporate income taxes. We also had £41.4 million of accumulated losses related to trade taxes in our German entity (£43.6 million as of December 31, 2022). We had had a foreign tax expense in Germany of £0.4 million (2022: £0.4 million). Tax losses in the U.S. were negligible.

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

Results of Operations

Comparison of the years ended December 31, 2023, 2022 and 2021

The following tables summarize the results of our operations for the years ended December 31, 2023, 2022 and 2021.

Consolidated Income statements

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Revenue	25,375	17,501	12,415
Cost of sales	(10,318)	(10,880)	(7,456)
Gross profit	15,057	6,621	4,959
Research and development costs	(44,025)	(35,605)	(30,765)
General and administrative expenses	(20,636)	(19,609)	(20,008)
Operating loss	(49,604)	(48,593)	(45,814)
Finance and other expenses	(2,152)	(47)	(52)
Finance and other income	1,446	1,272	10
Loss for the year before taxation	(50,310)	(47,368)	(45,856)
Taxation	7,043	6,879	6,446
Loss for the year after taxation	(43,267)	(40,489)	(39,410)
Loss per ordinary equity share (basic and diluted)	(38.9) pence	(41.9) pence	(44.1) pence

Revenue

Revenue for the year ended December 31, 2023 was £25.4 million (2022: £17.5 million; 2021: £12.4 million). The increase was primarily due to the advancement of targets in our AstraZeneca, and Hansoh collaborations which delivered £14.3 million to us in 2023 and £10.5 million from acquisition of the exclusive worldwide rights to two preclinical siRNA assets under the Mallinckrodt collaboration which resulted in a contract modification. (2022: £16.9 million; 2021: £12.0 million).

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts, which decreased to £10.3 million for the year ended December 31, 2023 (2022: £10.9 million, 2021 £7.5 million). There were no costs associated with revenue recognized as a result of the Mallinckrodt collaboration contract modification. The remaining change was due to activity associated with our collaboration agreements, which fluctuates based on the timing of activities and project progression.

Research and Development Expenses

The following table summarizes our research and development costs for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Research and development expenses
Contracted development costs	28,105	19,656	16,482
Personnel costs	15,131	13,902	12,663
Other costs	789	2,046	1,620
Total	44,025	35,605	30,765

Research and development costs for the year ended December 31, 2023 were £44.0 million as compared to £35.6 million for the year ended December 31, 2022 and £30.8 million for the year ended December 31, 2021. Contract development costs increased by £8.4 million from 2022 as a result of additional clinical trials and an increase in contract manufacturing activities for our proprietary programs. Personnel costs also increased by £1.2 million from 2022 associated with the increase of headcount related to the addition of new R&D programs.

General and administrative Expenses

General and administrative expenses were £20.6 million for the year ended December 31, 2023 as compared to £19.6 million for the year ended December 31, 2022 and £20.0 million for the year ended December 31, 2021. The increase is mainly due to a £2.8 million increase in equity-based compensation related to new grants in the current period offset by a reduction of other general and administrative costs including insurance, severance and legal costs as we continue to benefit from efficiencies gained and the monitoring of administrative costs.

Finance and Other Income (Expense)

Finance income primarily relates to accretion from U.S. Treasury Bills. For the year ended December 31, 2023 this was £1.4 million compared with £0.2 million for the same period in 2022 (2021: nil). There were no related foreign exchange gains in the year ended December 31, 2023 compared with a gains of 1.0 million in the same period in 2022 (2021: £44 thousand). Net foreign exchange gains and losses result primarily from foreign currency (Euro and USD) denominated bank accounts.

Finance expense for the year ended December 31, 2023 primarily relates to foreign exchange losses of £2.1 million compared with nil for the same period in 2022 (2021: nil).

Taxation

During 2023 and 2022, we have recognized U.K. research and development tax credits of £7.8 million and £7.4 million, respectively in respect of R&D expenditures incurred; the higher tax credit in current year due to an increase in R&D expenditure compared to previous year. This amount was offset by tax charges in our foreign tax expense.

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

Revenue Recognition under Collaboration Agreements

During the years ended December 31, 2023, 2022 and 2021, a significant portion of our revenue from collaboration agreements was derived from our agreements with Mallinckrodt, AstraZeneca, and Hansoh. Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide license for up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

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

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the original collaboration agreement through March 2024. The Company has accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company has recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the performance obligation and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. In relation to the reacquired targets, the Company will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties will be expensed in cost of sales.

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

For the years ended December 31, 2023, 2022 and 2021, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

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

Recent Accounting Pronouncements

See note 2.1 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this report for a discussion of new standards and interpretations recently and not yet adopted by us.

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

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of December 31, 2023, we had cash, cash equivalents of £54.0 million ($68.8 million)

To date, we have financed our operations primarily through the issuances of our equity securities and from upfront, milestone and research payments under collaboration agreements with third parties.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than operating leases.

In January 2024, we raised an additional $20 million of gross proceeds before deducting £0.6 million in placement agent fees and other expenses, from sales of ADSs under our Sales Agreement.

On February 5, 2024 the Group announced a private placement of 5,714,286 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $120 million (approximately £94.5 million) before deducting approximately £5.7 million in placement agent fees and other expenses. The financing syndicate included 5AM Ventures, Frazier Life Sciences, Logos Capital, Nextech Invest Ltd (on behalf of one or more funds managed by it), Redmile Group, TCGX and Vivo Capital.

Refer to Note 2 of the condensed consolidated financial statements for additional discussion of liquidity and capital resources.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2023, 2022 and 2021.

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Net cash inflow/(outflow) from operating activities	(39,350)	(45,456)	6,806
Net cash inflow/(outflow) from investing activities	16,430	(16,542)	8,676
Net cash inflow from financing activities	25,155	43,049	30,711
Increase/(decrease) in cash and cash equivalents	2,235	(18,949)	46,193

Operating activities

Net cash outflow from operating activities are £39.4 million for the year ended December 31, 2023 from a net cash outflow of £45.5 million for the year ended December 31, 2022. This increase is largely due to the 2021 R&D tax credit payment of £6.9 million paid in 2023. No related amount was received in 2022.

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

Investing activities

Net cash inflow from investing activities was £16.4 million for the year ended December 31, 2023, compared to an outflow of £16.5 million for the year ended December 31, 2022. This change was primarily due to the purchase of U.S. Treasury Bills with maturities over three months of £36.1 million in 2023 offset by redemptions of £20.7 million. For the year ended December 31, 2022, we had a purchase of £16.1 million with no redemptions.

Net cash outflow from investing activities was £16.5 million for the year ended December 31, 2022, compared to £8.7 million inflow for the year ended December 31, 2021. This change was primarily due to the purchase of U.S. Treasury Bills with maturities over three months of £16.3 million in 2022 while there was a redemption of term deposits of £10 million in 2021.

Financing activities

The net cash inflow from financing activities was £25.2 million for the year ended December 31, 2023, primarily due to the proceeds we received from the Open Market Sale agreement. The aggregate gross proceeds were £25.5 million before deducting £1.0 million offering expenses.

In 2022 we announced a registered direct offering and received aggregate gross proceeds of £46.4 million before deducting £3.3 million in underwriting discounts, commissions and estimated offering expenses.

In 2021, we received aggregate gross proceeds £33 million before deducting £2.4 million in placement agent fees and other expenses from an oversubscribed private placement of our ADSs.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product candidate pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least for the next twelve months.

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

Name	Age	Position(s)
Executive Officers:
Craig Tooman	58	President, Chief Executive Officer and Executive Director
Steven Romano, M.D.	64	Head of R&D
Rhonda Hellums	52	Chief Financial Officer
Non-Executive Directors:
Iain Ross	70	Non-Executive Chairman
James Ede-Golightly	44	Non-Executive Director
Alistair Gray	75	Senior Independent Non-Executive Director
Dave Lemus	61	Non-Executive Director
Michael Davidson, M.D.	67	Non-Executive Director

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

Steven Romano, M.D. has served as our Head of Research and Development since April 2023, and previously served as a member of our board of directors from July 2019 to March 2023. Dr. Romano is a pharmaceutical executive and board-certified psychiatrist with over 28 years of drug development experience across a wide range of therapeutic and disease areas. Dr. Romano most recently served as executive vice president and chief scientific officer at Mallinckrodt plc, where he had responsibility for research and development, regulatory, safety sciences and medical affairs. Prior to joining Mallinckrodt, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior research and development and medical roles of increasing responsibility, culminating in his most recent position as SVP, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. He has recently served as Chairman of the National Pharmaceuticals Council, a health policy research organization, and is a past president of the International Society for CNS Clinical Trials and Methodology, an independent organization focused on enhancing therapeutic development of central nervous system therapeutics. Dr. Romano graduated from Washington University in St. Louis with a bachelor’s degree in biology and English literature, received his M.D. from the University of

Missouri-Columbia School of Medicine and completed his psychiatry and fellowship at Weill Cornell Medical Center, where he held academic and clinical positions prior to entering the industry.

Non-Executive Directors

Iain Ross has served as our Non-Executive Chairman since September 2020 after serving as Executive Chairman from December 2019 to September 2020. He previously served as our Non-Executive Chairman from April 2019 to December 2019 and as our Chairman from 2004 to 2010. Mr. Ross has experience in the international life sciences and technology sectors and has held significant roles in multi-national companies including Sandoz, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has completed multiple financing transactions, and has over 30 years’ experience in cross-border management as a chairman and CEO. He has led and participated in eight Initial Public Offerings (IPOs) and has direct experience of M&A transactions in Europe, the United States and the Pacific Rim. Currently he is Executive Chairman of ReNeuron Group plc (LSE). He also advises a number of private companies in the biotechnology sector. He is a qualified Chartered Director and Fellow of Royal Holloway, London University.

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly is currently Chairman of Oxehealth Ltd, Oxeco Ltd and ORA Global Ltd. Among other directorships, Mr. Ede-Golightly is also Non-Executive Director of Sarossa plc. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors.

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust, chair of the Scottish Enterprise’s Pension Trustee Board and Life Assurance Scheme Trustee Board and Forumm (448 Studio) as well as a non-executive director of Scottish Golf Ltd. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young Management Consultants (now EY) and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. He is also a Visiting Professor at Loughborough University London, University of Liverpool and the University of Stirling.

Dave Lemus has served as a member of our Board since June 2018. He also currently serves as a non-executive director of Scilex Holding Company (Nasdaq: SCLX), Sorrento Therapeutics Inc. (OTC: SRNEQ), BioHealth Innovation, Inc., and miRecule Inc., where he also presently serves as the Chief Operating Officer & Chief Financial Officer. Additionally, he is currently the Chief Executive Officer of LEMAX LLC since 2017. Positions prior to this include serving as Chief Executive Officer of Ironshore Pharmaceuticals Inc, Chief Financial Officer and Chief Operating Officer of Medigene AG, Chief Executive Officer of Sigma Tau Pharmaceuticals, Inc., and Chief Financial Officer of MorphoSys AG, where he launched Germany’s first biotech IPO in 1999. Prior to these positions he served as the Treasurer of Lindt & Spruengli AG, and in various management positions within F. Hoffman-LaRoche AG. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and a B.S. in accounting from the University of Maryland College Park. He is also presently an active certified public accountant licensed in the State of Maryland.

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

B. Compensation

Executive Officer Remuneration

The following table sets forth the remuneration paid during the year ended December 31, 2023, to our executive officers.

Name and Principal Position	Salary £000s	Bonus(1) £000s	Option Awards(2) £000s	Pension/Post Retirement Benefits £000s	All Other Compensation £000s	Total £000s
Craig Tooman	473	676	6,124	24	1	7,298
President and Chief Executive Officer
Rhonda Hellums	345	329	1,783	24	17	2,498
Chief Financial Officer
Steve Romano.	268	155	1,298	-	10	1,731
Head of R&D (3)
Total	1,086	1,160	9,205	48	28	11,527

(1)
Amount shown reflect bonuses awarded for achievement of performance goals for the fiscal year 2022 and 2023, which were both paid in 2023. 2023 bonuses for the listed executives were approved by the board of directors and paid at 150% of the entitlement due to significant strategic accomplishment and effort during the year.
(2)
Amount shown represents the aggregate grant date fair value of option awards granted in 2023 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 23 to our consolidated financial statements included elsewhere in this Annual Report. Total option award compensation expense for the year ended December 31, 2023 for all key management personnel and non-executive directors was £6.9 million.
(3)
Mr. Romano became our Head of Research and Development in April, 2023.

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

Mr. Tooman is eligible to participate in our discretionary bonus plan. Mr. Tooman’s target annual bonus entitlement is 60% of his annual base salary. The bonus is performance based and final payout is entirely at the discretion of the Company. If Mr. Tooman’s employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Mr. Tooman for “Good Reason” (as defined in the employment agreement) and provided he is not in breach of the restrictive covenants (including post-termination) applicable to him (which we refer to herein as a Severance Good Leaver) prior to the end of any bonus year, he is eligible to be paid: (i) subject to Mr. Tooman executing a customary release of claims, such release becoming effective, or the Release Condition, any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

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

Ms. Hellums is eligible to participate in our discretionary bonus plan. Ms. Hellums’ target annual bonus entitlement is 40% of her annual base salary. The bonus is performance based and final payout is entirely at the discretion of the Company. If Ms. Hellums’ employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Ms. Hellums for “Good Reason” (as defined in the employment agreement) and provided she is a Severance Good Leaver prior to the end of any bonus year, she is eligible to be paid: (i) subject to Ms. Hellums satisfying the Release Condition, any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.
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

Service Agreement of Steven Romano

Steven Romano entered into an employment agreement with us on April 1, 2023 as Interim Chief Medical Officer. On October 1, 2023, Dr. Romano was appointed as our Head of R&D.

Pursuant to the terms of the employment agreement, Dr. Romano is entitled to an annual base salary, initially $430,000, which is subject to annual review. Under the terms of the employment agreement, Dr. Romano is also entitled to: (i) participate in all employee benefit plans and other fringe benefits plans generally available to similarly situated employees, subject to customary conditions and (ii) 5 weeks’ paid holiday per annum.

Dr. Romano is eligible to participate in our discretionary bonus plan. Dr. Romano's target annual bonus entitlement is 40% of his annual base salary. The bonus is performance based and final payout is entirely at the discretion of the Company. If Dr. Romano’s employment is terminated by us (other than for “Cause,” as defined in the employment agreement, disability or death) or by Dr. Romano for “Good Reason” (as defined in the employment agreement) and provided he is a Severance Good Leaver prior to the end of any bonus year, he is eligible to be paid: (i) subject to Dr. Romano satisfying the Release Condition, any unpaid short-term bonus for any completed performance period and (ii) a pro rata bonus for the year in which the termination occurs based on the achievement of applicable performance goals.

In connection with Dr. Romano’s appointment on April 1, 2023, we granted him options representing the right to acquire 100,000 of our ADSs. The ADSs will vest in 25% upon the first anniversary of the grant, then remaining 75% equally over the next 36 months. The exercise price of the ADSs is $6.20. Upon appointment to Head of R&D, Dr. Romano was granted an additional options representing the right to acquire 150,000 of our ADSs. The ADSs will vest in equal installments monthly over the next 48 months. The exercise price of the ADSs is $9.82.

Dr. Romano’s employment is “at will” and is terminable by either party on not less than 45 days’ prior written notice (other than in the case of his death, disability or termination by us for Cause). If Dr. Romano’s employment is terminated and he is not a Severance Good Leaver, he will only be entitled to payments and benefits accrued at the termination date.

If Dr. Romano is a Severance Good Leaver and subject to the Release Condition being met, in addition to payments and benefits accrued at the termination date, he is eligible to receive (i) continuation of his annual base salary for a period of 6 months, or the Romano Separation Period, paid over the Romano Separation Period in accordance with normal payroll practices and (ii) if elected by Dr. Romano, continuation coverage under the Company’s medical plan for no longer than the Romano Separation Period, together with payment of the amount of COBRA premiums until the earliest of the expiration of the Severance Period, eligibility for healthcare coverage with a subsequent employer and ineligibility for COBRA benefits.

Any equity-based awards held by Dr. Romano will be treated on his termination in accordance with the relevant plan rules and award documentation save that, if Dr. Romano becomes a Severance Good Leaver, such termination shall be deemed to be for a “Good Leaver Reason” for the purposes of the applicable share plan.

In the event of a “Change of Control” (as defined in the employment agreement), any equity awards held by Dr. Romano will vest and become exercisable in full. In addition, if Dr. Romano becomes a Severance Good Leaver within 12 months after the occurrence of a “Change of Control,” Dr. Romano will be entitled to the severance benefits described above, save that the Separation Period shall be increased to 12 months and the amount due will be paid in a single sum payment.

If Dr. Romano’s employment is terminated by reason of his death or disability (in the circumstances described in the employment agreement), Dr. Romano (or his estate) will be entitled to be receive: (i) payments and benefits accrued at the termination date; (ii) the annual bonus actually earned for the preceding bonus year to the extent unpaid on termination; and (iii) a pro-rata bonus in respect of the proportion of such year during which Dr. Romano is employed by us. In addition, all vested equity awards will be treated in accordance with the relevant plan rules and award documentation as if Dr. Romano was a “Good Leaver.”

During the term of his employment, Dr. Romano is restricted from accepting appointments with third parties unless agreed by us.

Compensation paid to Dr. Romano is subject to repayment and/or claw-back obligations arising under applicable law or otherwise implemented under any Company clawback policy in effect from time to time.

The employment agreement contains customary provisions under Section 409A of the Code and standard assignment provisions relating to the ownership of intellectual property. Dr. Romano is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-employment and non-inducement restrictive covenants for a period of 12 months post-termination of his employment.

Service Agreement of Giles Campion

Giles Campion, our former executive director, Chief Medical Officer and Head of R&D, retired on October 1, 2023. Dr. Campion’s employment with us (under a prior agreement) commenced on June 1, 2019. The employment agreement contains standard assignment provisions relating to the ownership of intellectual property. Dr. Campion is subject to confidentiality obligations which remain in place following termination of employment, and to non-solicitation, non-deal and non-compete restrictive covenants for a period of 12 months post-termination of his employment.

Remuneration paid to Mr. Campion during the year ended December 31, 2023, included: £269 thousand in salary; a bonus payment of £158 thousand; option awards of £701 thousand in aggregate grant date fair value in 2023 measured using the Black Scholes model; and £59 thousand in other benefits. Dr. Campion was eligible for a 2023 pro-rata bonus in respect of the proportion of such year worked by him at 50% of his annual base salary which was paid in January 2024.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the applicable plan, which are each filed as exhibits to the registration statement of which this annual report is a part.

2023 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Sub-Plan

The 2023 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Sub-Plan, or the 2023 EIP, was adopted by our board of directors on March 20, 2023 and was approved by our shareholders on April 27, 2023. The 2023 EIP allows for the grant of equity-based incentive awards to our employees and directors, including directors who are also our employees. The material terms of the 2023 EIP are summarized below.

Eligibility and administration

Our employees, executive directors and employees of our subsidiaries are eligible to receive awards under the 2023 EIP. Our consultants, and non-executive directors and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2023 EIP described below. Our U.K. employees who meet the criteria under the Company Share Option Plan, or CSOP, regime, including that they do not have a material interest in our company (being either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of our ordinary share capital) may be granted options under the CSOP Sub-Plan to the 2023 EIP described below. CSOP options can only be granted for so long as we continue to meet the criteria under the CSOP regime. Persons eligible to receive awards under the 2023 EIP (including the Non-Employee Sub-Plan and the CSOP Sub-Plan) are together referred to as service providers below.

Except as otherwise specified, references below to the 2023 EIP include the Non-Employee Sub-Plan and the CSOP Sub-Plan.

The 2023 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the Plan Administrator below), subject to certain limitations imposed under the 2023 EIP, and other applicable laws and Nasdaq rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2023 EIP, to interpret the 2023 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2023 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2023 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2023 EIP.

Shares available for awards

The maximum number of ordinary shares, or the Share Reserve, that was reserved for issuance under our 2023 EIP and approved by our shareholders on April 27, 2023, or the Share Reserve, was 3,000,000 ordinary shares (not including any ordinary shares that have become available under the Legacy Plans, as described below). No more than 57,111,057 ordinary shares may be issued under the 2023 EIP upon the exercise of Incentive Share Options (ISO limit). In addition, the number of ordinary shares reserved for issuance under our 2023 EIP automatically increases on January 1 of each year, commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2023 EIP may be new shares, shares purchased on the open market or treasury shares.

If an award under the 2023 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2023 EIP.

If an option granted under the 2018 Employee Long Term Incentive Plan with US Sub-Plan and CSOP schedule for UK employees or the 2018 Non-Employee Long Term Incentive Plan with US Sub-Plan, or the Legacy Plans, prior to its effective date expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited on or after its effective date, any unused shares subject to the option will, as applicable, become available for new grants under the 2023 EIP and shall be added to the Share Reserve or will be subject to Recycling, up to a maximum of 16,037,019 ordinary shares. As at December 31, 2023 there were 1,259,952 ordinary share options outstanding under the 2023 EIP and there were 14,593,506 ordinary share options and outstanding under the Legacy Plans.

Awards granted under the 2023 EIP in substitution for any options or other equity or equity-based awards granted by an entity before such entity’s merger or consolidation with us or our acquisition of such entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2023 EIP, but will count against the maximum number of ordinary shares that may be issued upon the exercise of Incentive Stock Options.

Options granted under the CSOP Sub-Plan are subject to individual and overall limits as specified by the CSOP regime from time to time.

References in this summary to ordinary shares include an equivalent number of our ADSs.

Awards

The 2023 EIP provides for the grant of options (which may be market value or otherwise, subject to local laws), share appreciation rights (which may be market value or otherwise, subject to local laws), or SARs, restricted shares, restricted share units, or RSUs, and other share-based awards. All awards under the 2023 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of our ordinary shares in the future at an exercise price set at no less than the nominal value (market value in the case of participants subject to taxation in the United States or options granted under the CSOP Sub-Plan) of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and

SAR, and the conditions and limitations applicable to the exercise of each option and SAR. Only options may be granted under the CSOP Sub-Plan.

Restricted shares and RSUs. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2023 EIP.

Other share-based awards. Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance criteria

The Plan Administrator may set performance goals in respect of any awards in its discretion.

Certain transactions

In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2023 EIP. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2023 EIP and replacing or terminating awards under the 2023 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2023 EIP and outstanding awards as it deems appropriate to reflect the transaction. The treatment of CSOP options in connection with such a transaction is subject to the requirements of the CSOP regime.

Plan amendment and termination

Our board of directors may amend or terminate the 2023 EIP at any time; however, no amendment may materially adversely affect an award outstanding under the 2023 EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2023 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2023 EIP after its termination.

Transferability and participant payments

Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2023 EIP are generally non-transferrable, except to a participant’s designated beneficiary, as defined in the 2023 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2023 EIP, and exercise price obligations arising in connection with the exercise of options under the 2023 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, a “cashless exercise”, “net exercise”, or such other consideration as the Plan Administrator deems suitable or any combination of the foregoing, subject, in the case of CSOP options, to the requirements of the CSOP regime.

Non-U.S. and Non-U.K. participants

The Plan Administrator may modify awards granted to participants who are non-U.S. or U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favourable regime that may be available in any jurisdiction.

Non-Employee Sub-Plan

The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under our 2023 EIP.

Legacy Plans

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

As of December 31, 2023, awards over 389,999 ADSs were outstanding under the Non-Employee LTIP (all granted in the form of options).

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

2023 Grants

The following table summarizes the options that we granted to our directors and executive officers under the 2018 Long Term Incentive Plan in 2023:

Name	Ordinary Shares/Underlying Options	Exercise price per share	Exercise price per ADS	Grant Date	Expiration Date	Number of underlying shares	Number of underlying ADSs
Craig Tooman	Underlying Options	$5.13	$15.38	5-Jan-23	5-Jan-33	2,100,000	700,000
Craig Tooman	Underlying Options	$3.33	$9.98	14-Sep-23	14-Sep-33	216,960	72,320
Rhonda Hellums	Underlying Options	$5.13	$15.38	5-Jan-23	5-Jan-33	600,000	200,000
Rhonda Hellums	Underlying Options	$3.33	$9.98	14-Sep-23	14-Sep-33	79,506	26,502
Stephen Romano M.D.	Underlying Options	$2.07	$6.20	1-Apr-23	1-Apr-33	300,000	100,000
Stephen Romano M.D.	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	48,000	16,000
Stephen Romano M.D.	Underlying Options	$3.27	$9.82	1-Oct-23	1-Oct-33	450,000	150,000
Iain Ross	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	90,000	30,000
Alistair Gray	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	48,000	16,000
Dave Lemus	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	48,000	16,000
James Ede-Golightly	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	48,000	16,000
Michael Davidson M.D.	Underlying Options	$5.13	$15.38	14-Sep-23	14-Sep-33	48,000	16,000

Non-Executive Directors Remuneration

The following table sets forth the remuneration paid to our non-executive directors for service on our board of directors during the year ended December 31, 2023. The remuneration paid to our executive directors, during the year ended December 31, 2023 is described in the section titled “Executive Officer Remuneration.”

	Base salary	Bonus	Taxable benefits	Pension	Option Awards (1)	Total fixed remuneration
	£’000s	£’000s	£’000s	£’000s	£’000s	£’000s
Non-Executive Directors:
Iain Ross	94	50	-	-	258	402
Alistair Gray	56		-	-	137	193
Dave Lemus	47		-	-	137	184
James Ede-Golightly	45		-	-	137	182
Michael Davidson M.D.	41		-	-	137	178

(1)
Amount shown represents the aggregate grant date fair value of option awards granted in 2023 measured using the Black Scholes model. For a description of the assumptions used in valuing these awards, see note 23 to our consolidated financial statements included elsewhere in this Annual Report.

Non-Executive Director Letters of Appointment

We have entered into letters of appointment with each of our non-executive directors. The appointment of our non-executive Chair can be terminated by either us or the director upon six months’ written notice, the other non-executive directors can be terminated by either us or the director upon three calendar months’ written notice, or by us in our absolute discretion at any time with immediate effect on payment of money in lieu of notice.

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

C. Board Practices

Composition of our Board of Directors

Our board of directors is currently composed of eight members. In 2023, our board consisted of two executive directors, consisting of Mr. Tooman and Dr. Campion (until April 1, 2023), and five non-executive directors after Dr. Romano resigned and became an employee on April 1, 2023. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that none of our directors, other than our executive directors, and Mr. Ross, who, having served as our Executive Chairman until September 14, 2020, was employed by us within the last three years, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these five directors is “independent” as that term is defined under Nasdaq rules. There are no family relationships among any of our executive officers or directors.

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

Nominations Committee of the Board

Our nominations committee, which consists of Messrs. Ross, and Gray, assists our board of directors in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board in developing our corporate governance principles. Mr. Ross serves as chairman of the nominations committee.

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

Science and Technology Committee of the Board

Our science and technology committee, which consists of Dr. Davidson, assists our board of directors in overseeing our scientific and research strategy. Dr. Davidson serves as chairman of the science and technology committee as of April 1, 2023. Our board of directors is responsible for appointing the members of the science and technology committee and each member can be appointed for a term of up to three years and such term may be extended by no more than two additional three-year periods.

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

D. Employees

As of December 31, 2023, we had 109 employees. Of these employees, 82 employees are engaged in research and development activities and 27 employees are engaged in general and administrative activities. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of members of our board and executive officers and arrangements involving our employees in our share capital, see Item 6.B. Compensation, Item 7.A. Major Shareholders and Item 7.B. Related Party Transactions.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2024 by:

•
each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;
•
each of our directors and executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2024. Percentage ownership calculations are based on 139,506,817 ordinary shares issued and outstanding as of March 1,

2024, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of March 1, 2024.

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage Beneficially Owned
5% or Greater Shareholders:
Richard Griffiths	28,722,255	20.6%
Compagnie Odier SCA (1)	22,476,150	16.1%
Robert Keith	12,291,528	8.8%
TCG Crossover Management, LLC	9,886,050	7.1%
Invus Public Equities Advisors, LLC	9,000,000	6.5%
Executive Officers and Directors:
Craig Tooman (2)	1,617,762	1.2%
Rhonda Hellums (3)	427,545	0.3%
Iain Ross (4)	1,117,434	0.8%
James Ede-Golightly (5)	56,331	*
Alistair Gray (6)	48,858	*
Dave Lemus (7)	48,858	*
Steven Romano, M.D. (8)	99,867	*
Michael Davidson, M.D. (9)	54,324	*
All current directors and executive officers as a group (8 persons)	3,470,979	2.5%
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

(2) Consists of 33,486 ordinary shares held and 1,584,276 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(3) Consists of 1,500 ordinary shares held and 426,045 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(4) Consists of 39,942 ordinary shares held and 1,007,492 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(5) Consists of 15,000 ordinary shares held and 41,331 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(6) Consists of 7,527 ordinary shares held and 41,331 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(7) Consists of 7,527ordinary shares held and 41,331ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

(8) Consists of 12,993 ordinary shares held and 86,874 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024 of which 45,543 ordinary shares issuable upon exercise are from employee options granted.

(9) Consists of 12,993 ordinary shares held and 41,331 ordinary shares issuable upon the exercise of share options that will be vested and exercisable within 60 days of March 1, 2024.

We estimate that as of March 1, 2024, approximately 51% of our outstanding ordinary shares are held by 61 U.S. record holders.

B. Related Party Transactions.

Since January 1, 2023, we have not engaged in any transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

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

B. Memorandum and Articles of Association.

A copy of our Articles of Association is filed as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

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

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remains under the original collaboration agreement. The Company has accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company has recognized the effect of the contract modification on the measure of progress towards complete satisfaction of the performance obligation and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. In relation to the reacquired targets, the Company will potentially pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties will be expensed in cost of sales.

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

We do not believe we were a PFIC for our taxable year ended December 31, 2023. Regardless, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

Credit and Liquidity Risk

Our cash, cash equivalents and U.S. Treasury Bills are on deposit with two financial institutions, one in the US and one in the UK, which management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We do not believe we had any credit risk relating to our trade receivables as of December 31, 2023, 2022 and 2021, which consisted solely of amounts due from AstraZeneca, Mallinckrodt and Alnylam.

Currency Risk

The consolidated financial statements are presented in U.K. pounds sterling. The individual financial statements of each Group entity are prepared in the currency of the primary economic environment in which the entity operates

(its functional currency). Our transactions are commonly denominated in U.K pounds sterling, however, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure.

Interest Rate Risk

As of December 31, 2023, we had cash and cash equivalents of £54.0 million. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. and U.S. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and certificates of deposit from time to time. During the years ended December 31, 2023, 2022 and 2021, we have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

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

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on this assessment, our management, including the chief executive officer and chief financial officer, concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

	2023	2022
Fee Category	£’000s	£’000s
Audit Fees	576	463
Audit Related Fees	222	150
Tax	-	-
Other Services	-	-
Total Fees	798	613

Audit Fees

For the years ended December 31, 2023 and 2022, audit services includes fees for the year end as well as quarterly interim reviews in 2023.

Audit Related Fees

For the years ended December 31, 2023 and 2022, audit related services are associated with registration statements and offerings.

Tax Fees

We did not incur any tax fees for services from PricewaterhouseCoopers LLP in 2023 and 2022.

All Other Fees

We did not incur any other fees for services from PricewaterhouseCoopers LLP in 2023 and 2022.

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

Nasdaq Diversity Disclosure

Board Diversity Matrix (As of March 1, 2023)
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	6

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	-	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	1	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

ITEM 16H: MINE SAFETY DISCLOSURE

None

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J: INSIDER TRADING POLICIES

Not applicable

ITEM 16K: CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and our clinical trial and related data (“Information Systems and Data”).

Our information security function, which is led by our Vice President and Head of Information Technology (Head of IT) and supported by our security management, risk management, and legal teams, helps identify, assess, and manage the Company’s cybersecurity threats and risks, including through the use of the Company’s risk register. The information security function identifies and assesses cybersecurity threats and risks by monitoring and evaluating the Company’s threat environment and risk profile using various methods including, for example: automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats, evaluating threats reported to us, coordinating with law enforcement concerning threats, internal and external audits, leveraging internal and third party threat assessments, conducting vulnerability identification assessments, and leveraging external threat intelligence.

Depending on the environment or system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident detection and response, vulnerability management, disaster recovery and business continuity plans, risk assessments, achievement of certain security certifications, encryption of certain data, network security controls, data segregation for certain data, access controls, physical controls, systems monitoring, employee training, penetration testing, and asset management and disposal.

Certain information about our assessment and management of material risks from cybersecurity threats is included in risk management reports as applicable to senior leadership and the audit committee.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example: threat intelligence providers, cybersecurity consultants and software providers, managed cybersecurity service providers, and penetration testing service providers.

We use third-party service providers to perform a variety of functions throughout our business, such as software-as-a-service providers, hosting companies, contract research organizations, and contract manufacturing organizations. Depending on the nature of the services provided, the sensitivity of the critical systems, information and assets at issue, and the identity of the provider, we may conduct a review of security assessments provided by the vendor, review the vendor’s written security program and/or requested security assessment and security questionnaire responses, and impose contractual obligations on vendors regarding their cybersecurity practices.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3. Section D Risk Factors in this Annual Report on Form 20-F, including “Cybersecurity risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, and internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.”

Governance

Our board of directors addresses the Company’s IT and cybersecurity risk management as part of its general oversight function. The board of directors’ audit and risk committee is responsible for overseeing the Company’s cybersecurity risk management processes.

Our cybersecurity risk assessment and management processes are implemented and maintained by our Head of IT, who has achieved ACC Internetworking Engineer and Global Secure Systems Internetworking Engineer

qualifications and has over 25 years of experience leading international IT departments and owning responsibility for organizations’ cybersecurity efforts.

Our Head of IT is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our Head of IT is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including the Executive Leadership Team (“ELT”). The ELT works with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified, in addition to notifying the audit and risk committee of the board of directors, as appropriate.

The board of directors’ audit and risk committee receives annual reports from our Head of IT, concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit and risk committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

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

ITEM 19: EXHIBITS

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing date	Filed / Furnished Herewith

1.1	Amended and Restated Articles of Association	S-8	333-273576	4.1	8/1/2023
2.1*	Deposit Agreement, by and among the registrant and The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 4, 2020	F-1	333-254021	4.1	3/9/2021
2.2	Form of American Depositary Receipt	424B3	333-248217		9/4/2020
2.3	Description of Share Capital and Articles of Association					X
2.4	Description of American Depositary Shares	20-F	001-39487	2.4	3/15/2023	-
4.1#	Silence Therapeutics plc 2018 Long-Term Incentive Plan	F-1	333-248203	10.1	8/20/2020
4.2#	Silence Therapeutics plc 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.2	8/20/2020
4.3#	Employee U.S. Sub-Plan under the 2018 Employee Long-Term Incentive Plan	F-1	333-248203	10.3	8/20/2020
4.4#	Non-Employee U.S. Sub-Plan under the 2018 Non-Employee Long-Term Incentive Plan	F-1	333-248203	10.4	8/20/2020
4.5†+	License and Collaboration Agreement, by and between the registrant and Mallinckrodt Pharma IP Trading DAC, dated July 18, 2019	F-1	333-248203	10.5	8/20/2020
4.6†+	Research Collaboration, Option and License Agreement, by and between the registrant and AstraZeneca AB, dated March 24, 2020	F-1	333-248203	10.6	8/20/2020
4.7†+	Exclusive Research Collaboration, Option and License Agreement by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Limited, dated October 14, 2021	20-F	001-39487	4.7	3/15/2023	-
4.8	Form of Deed of Indemnity between the registrant and its directors	F-1	333-248203	10.7	8/20/2020
4.9	Form of Deed of Indemnity between the registrant and its executive officers	F-1	333-248203	10.8	8/20/2020
4.10	2023 Equity Incentive Plan with Non-Employee Sub-Plan and CSOP Plan					X
8.1	Subsidiaries of the Registrant	F-1	333-248203	21.1	8/20/2020

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	X
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	X
13.1	Section 1350 Certification of Chief Executive Officer	X
13.2	Section 1350 Certification of Chief Financial Officer	X
15.1	Consent of PricewaterhouseCoopers LLP	X
97.1	Silence Therapeutics plc Compensation Clawback Policy	X
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	X

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

SILENCE THERAPEUTICS PLC
		By:	/s/ Craig Tooman
		Name:	Craig Tooman
Date:	March 13, 2024	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

PCAOB ID: 876 Auditor Name: PricewaterhouseCoopers LLP Auditor Location: Reading, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silence Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silence Therapeutics plc and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

March 13, 2024

We have served as the Group's auditor since 2014.

SILENCE THERAPEUTICS plc

Consolidated income statements

(in thousands, except for loss per share)

	Note	2023	2022	2021
		£000s	£000s	£000s
Revenue	3	25,375	17,501	12,415
Cost of sales		(10,318)	(10,880)	(7,456)
Gross profit		15,057	6,621	4,959
Research and development costs		(44,025)	(35,605)	(30,765)
General and administrative expenses		(20,636)	(19,609)	(20,008)
Operating loss	5	(49,604)	(48,593)	(45,814)
Finance and other expenses	7	(2,152)	(47)	(52)
Finance and other income	8	1,446	1,272	10
Loss for the year before taxation		(50,310)	(47,368)	(45,856)
Taxation	9	7,043	6,879	6,446
Loss for the year after taxation		(43,267)	(40,489)	(39,410)
Loss per ordinary equity share (basic and diluted)	10	(38.9) pence	(41.9) pence	(44.3) pence

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated statements of comprehensive income

(in thousands)

	2023	2022	2021
	£000s	£000s	£000s
Loss for the year after taxation	(43,267)	(40,489)	(39,410)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit or loss:
Foreign exchange differences arising on consolidation of foreign operations	(134)	544	(677)
Total other comprehensive income/(expense) for the year	(134)	544	(677)
Total comprehensive expense for the year	(43,401)	(39,945)	(40,087)

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated balance sheets

(in thousands)

		December 31,
	Note	2023	2022
		£000s	£000s
Non-current assets
Property, plant and equipment	11	1,813	2,201
Goodwill	12	7,840	8,009
Other intangible assets	13	284	320
Other long term assets	16	2,580
Financial assets at amortized cost	15	284	284
		12,801	10,814
Current assets
Cash and cash equivalents	14	54,031	54,816
Financial assets at amortized cost	15	-	16,328
R&D tax credit receivable	9	17,627	14,882
Other current assets	16	9,135	9,745
Trade receivables	17	228	915
		81,021	96,686
Non-current liabilities
Contract liabilities	20	(58,910)	(63,485)
Lease liability	19	(93)	-
		(59,003)	(63,485)
Current liabilities
Contract liabilities	20	(5,161)	(8,864)
Trade and other payables	18	(12,429)	(12,633)
Lease liability	19	(179)	(446)
		(17,769)	(21,943)
Net assets		17,050	22,072
Capital and reserves attributable to the owners of the parent
Share capital	22	5,942	5,390
Capital reserves	24	313,769	277,860
Translation reserve		1,951	2,085
Accumulated losses		(304,612)	(263,263)
Total shareholders equity		17,050	22,072

The financial statements on pages F1 to F33 were approved by the Board on March 13, 2024 and signed on its behalf.

Craig Tooman

Chief Executive Officer

Company number: 02992058

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS PLC

Consolidated statements of changes in equity

(in thousands)

	Note	Share capital	Capital reserves	Translation reserve	Accumulated losses	Total equity
		£000s	£000s	£000s	£000s	£000s
At January 1, 2021		4,165	186,891	2,218	(184,215)	9,059
Recognition of share-based payments		-	8,632	-	-	8,632
Options exercised in the year		-	(659)	-	659	-
Proceeds from shares issued		324	30,598	-	-	30,922
Transactions with owners recognized directly in equity		324	38,571	-	659	39,554
Loss for year		-	-	-	(39,410)	(39,410)
Other comprehensive expense
Foreign exchange differences arising on consolidation of foreign operations		-	-	(677)	-	(677)
Total comprehensive expense for the year		-	-	(677)	(39,410)	(40,087)
At December 31, 2021		4,489	225,462	1,541	(222,966)	8,526
Recognition of share-based payments	24	-	10,252	-	-	10,252
Options exercised in the year	24	-	(192)	-	192	-
Proceeds from shares issued	22 / 24	901	42,338	-	-	43,239
Transactions with owners recognized directly in equity		901	52,398	-	192	53,491
Loss for year		-	-	-	(40,489)	(40,489)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	544	-	544
Total comprehensive expense for the year		-	-	544	(40,489)	(39,945)
At December 31, 2022		5,390	277,860	2,085	(263,263)	22,072
Recognition of share-based payments	24	-	13,050	-	-	13,050
Options exercised in the year	24	-	(1,918)	-	1,918	-
Proceeds from shares issued	22 / 24	552	24,777	-	-	25,329
Transactions with owners recognized directly in equity		552	35,909	-	1,918	38,379
Loss for year		-	-	-	(43,267)	(43,267)
Other comprehensive income						-
Foreign exchange differences arising on consolidation of foreign operations		-	-	(134)	-	(134)
Total comprehensive expense for the year		-	-	(134)	(43,267)	(43,401)
At December 31, 2023		5,942	313,769	1,951	(304,612)	17,050

The accompanying accounting policies and notes form an integral part of these financial statements.

SILENCE THERAPEUTICS plc

Consolidated cash flow statements

(in thousands)

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Cash flow from operating activities
Loss before tax	(50,310)	(47,368)	(45,856)
Depreciation charges	462	478	411
Amortization charges	36	4	16
Charge for the year in respect of share-based payments	13,050	10,252	8,632
Net foreign exchange (gain)/loss	2,157	713	305
Finance and other expenses	2,152	-	52
Finance and other income	(1,446)	(1,272)	(10)
(Increase)/decrease in trade and other receivables	314	(584)	27,483
Increase in other current assets	610	(4,225)	(904)
Decrease in derivative financial instrument	-	-	1,492
(Increase) in R&D tax credit receivable	(1,772)	(502)	-
(Increase) in other long term current assets	(2,580)	-	-
Increase in trade and other payables	44	1,447	2,405
(Decrease)/increase in contract liabilities	(8,278)	(4,399)	8,369
Cash generated/(spent) on operations	(45,561)	(45,456)	2,395
Tax paid	(642)	-	-
R&D tax credits received	6,853	-	4,411
Net cash (outflow)/inflow from operating activities	(39,350)	(45,456)	6,806
Cash flow from investing activities
Redemption of financial assets at amortized cost – term deposits	36,183	-	10,000
Purchase of financial assets at amortized cost	(20,666)	(16,125)	-
Interest received	958	23	10
Purchase of property, plant and equipment	(45)	(140)	(1,311)
Purchase of intangible assets	-	(300)	(23)
Net cash (outflow)/inflow from investing activities	16,430	(16,542)	8,676
Cash flow from financing activities
Repayment of lease liabilities	(174)	(190)	(211)
Proceeds from issue of share capital	25,329	43,239	30,922
Net cash inflow from financing activities	25,155	43,049	30,711
(Decrease)/increase in cash and cash equivalents	2,235	(18,949)	46,193
Cash and cash equivalents at start of year	54,816	73,537	27,449
Effect of exchange rate fluctuations on cash and cash equivalents held	(3,020)	228	(105)
Cash and cash equivalents at end of year	54,031	54,816	73,537

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.
Principal accounting policies
2.1.
Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention as modified by revaluation to fair value of the derivative financial instrument. The accounting policies set out below have, unless otherwise stated, been prepared consistently for all periods presented in these consolidated financial statements. The financial statements are prepared in sterling and presented to the nearest thousand pounds.

2.2.
Basis of consolidation

The Consolidated financial statements consolidate those of the Company and its controlled subsidiary undertakings drawn up to December 31, 2023. The Group controls an entity when the Group is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Where necessary, adjustments are made to the financial statements of subsidiaries to bring accounting policies into line with those used for reporting the operations of the Group. All intra Group transactions, balances, income and expenses are eliminated on consolidation.

New and amended standards applicable in year adopted

During the year ended December 31, 2023 we adopted, beginning January 1, 2023, amendments to IAS12 'Income taxes' on deferred tax assets and liabilities arising from a single transaction and international tax reform - pillar two model rules. This did not have a material impact on the Company's results of operations or financial position.

New standards issued but not yet effective and not early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These include amendments to IAS1 'Presentation of financial statements' on classification of liabilities. The remaining standards are not applicable to the entity in the current or future reporting periods and on foreseeable future transactions.

New standards issued but not yet effective and early adopted

There were no standards early adopted.

2.3.
Going concern

The Group has incurred recurring losses since inception, including net losses of £43.3 million for the year ended December 31, 2023. As of December 31, 2023, the Group had accumulated losses of £304.6 million and cash outflows from operating activities for the year ended 31 December 2023 of £39.4 million.

The Group expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Group may develop.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

To date, the Group has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Group received $40.0 million (£30.8 million) of upfront payments in respect of the AstraZeneca plc ("AstraZeneca") collaboration, $45.0 million from a private placement of American Depositary Shares ("ADSs") (approximately $42.0 million / £30.8 million, net of expenses) and an approximately $16.0 million (£10.7 million) upfront payment (net of taxes withheld, based on the exchange rate at the payment date), related to the Hansoh Pharmaceutical Group Company Limited ("Hansoh") collaboration executed on October 14, 2021. In August 2022, the Group raised additional funds through a registered direct offering with aggregate gross proceeds of $56.5 million (approximately £46.4 million) before deducting $4.1 million (approximately £3.3 million) in placement agent fees and other expenses. In 2023, the Group received a $10.0 million (approximately £7.9 million) milestone from the AstraZeneca collaboration and $4 million (approximately £3.2 million) in milestones from the Hansoh collaboration. The Group also raised gross proceeds of approximately $32.2 million (approximately £25.5 million), before deducting £1.0 million in placement agent fees and other expenses from its open market sale agreement. As of December 31, 2023, the Group had cash and cash equivalents of £54.0 million ($68.8 million).

In January 2024, we raised additional proceeds of £15.7 million ($20 million) before deducting £0.5 million ($0.6 million) in placement agent fees and other expenses, from sales of ADSs under our Sales Agreement.

On February 5, 2024 the Group announced a private placement of 5,714,286 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $120 million (approximately £94.5 million) before deducting approximately £5.7 million in placement agent fees and other expenses. The financing syndicate included 5AM Ventures, Frazier Life Sciences, Logos Capital, Nextech Invest Ltd (on behalf of one or more funds managed by it), Redmile Group, TCGX and Vivo Capital.

The Group believes that its current cash and cash equivalents are sufficient to fund its operating expenses for at least the next twelve months from the issuance date of these consolidated financial statements. For this reason, the Company continues to adopt the going concern basis in preparing the financial statements.

The Group will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Group may seek additional funding through public or private financings, debt financing or collaboration agreements. Specifically, the Group may receive future milestone payments from existing collaboration agreements which will extend the ability to fund operations. However, these future milestone payments are dependent on achievement of certain development or regulatory objectives that may not occur. The inability to obtain future funding could impact; the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or unable to continue as a going concern.

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

2.5.
Revenue recognition

The Group’s revenue for the year ended December 31, 2023 consists of royalty income and revenue from collaboration agreements.

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

Revenue has been calculated on the following ongoing basis for the year ended December 31, 2023:

•
Total contract costs which includes actual FTE and direct costs incurred up to December 31, 2023 and forecast FTE and direct costs for the remainder of the contract
•
Actual costs incurred up until December 31, 2023 are calculated as a percentage of total contract costs (actual and forecast)
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

Further details of the revenue amounts recognized in the year ended December 31, 2023 can be found in note 3.

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

2.8.
Business combinations

There were no new business combinations as defined by IFRS 3 during 2021, 2022 or 2023.

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

2.10.
Goodwill

Goodwill is stated at cost less any accumulated impairment losses; it is allocated to the operating segment (being the group's cash generating units) that is expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows. Goodwill is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified. Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary at the date

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

of acquisition. On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

Equity instruments

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

The right-of-use asset is measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs. The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

o
The estimate of future costs to be incurred to determine percentage of completion of revenue contracts:

In determining the percentage of completion of the revenue projects, the Group estimated the total future costs expected to be incurred through the life of the performance obligations per the contract. An increase in future costs could arise as a result of a requested change in scope by the collaboration partner or through higher than anticipated internal costs incurred by Silence. The impact of a change in scope would be largely neutral on revenue recognition because there would be consequential increases in revenue to match the additional costs. There is no experience of internal costs being higher than anticipated to date, but if this were the case then a 10% increase in future estimated costs would lead to a 0.8% decrease in revenue.

2.19.
Segment reporting
●
Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group’s Chief Executive Officer. The Group has a single reportable segment (see note 4).
3.
Revenue

Revenue from collaboration agreements for the year ended December 31, 2023 predominately relates to the research collaboration agreements the Company entered into with Mallinckrodt in July 2019 and AstraZeneca in March 2020.

Revenue comprised £0.6 million of royalty income (2022: £0.6 million; 2021: £0.4 million) and £24.8 million of Research collaboration income (2022: £16.9 million; 2021: £12.0 million). Disaggregation of revenue from contracts with customers is as follows:

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt plc	10,544	11,658	8,748
Research collaboration - AstraZeneca	13,682	5,081	2,652
Research collaboration - Other	580	184	623
Research collaboration - total	24,806	16,923	12,023
Royalties	569	578	392
Total revenue from contracts with customers	25,375	17,501	12,415

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. No milestone payments under this agreement were achieved (2022: £2.2 million; 2021: £2.9 million) during the year ended December 31, 2023. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, we recognized a total of £10.5 million in revenue under this agreement (2022: £11.7 million; 2021: £8.7 million).

In March 2023, the Company reacquired exclusive worldwide rights to two preclinical siRNA assets under its Mallinckrodt collaboration, which resulted in a modification of the agreement. No additional performance obligations were identified as a result of the modification as there were no additional goods or services to be provided by the Company and the modification resulted in the partially satisfied performance obligations relating to the two reacquired targets becoming fully satisfied as the Company was no longer obligated to develop these targets. SLN501, the C3 targeting program, remained under the original collaboration agreement through March 2024. The Company accounted for the modification as if it were part of the existing contract as the remaining services to be delivered form part of a single performance obligation that is partially satisfied at the date of contract modification. The effect of the contract modification was that the consideration originally received for the two preclinical siRNA assets was reallocated to SLN501. The Company recognized the effect of the contract modification on the measure of progress

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

towards complete satisfaction of the SLN501 performance obligation, and recognized an adjustment to revenue at the date of the contract modification on a cumulative catch-up basis. The Company recognized £8.0 million on the contract modification date. In relation to the reacquired targets, the two preclinical siRNA assets were recognized at fair value. The fair value of those assets has been determined to be nil. Under the modification, the Company agreed to pay future success-based milestones and low single digit royalties on net sales if the projects advance. The Company will recognize these variable success-based milestones as an intangible asset at cost when triggered. Any royalties payable will be expensed in cost of sales.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20 million) in 2020 with a further amount of £30.8 million ($40 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, the Company achieved a milestone payment of approximately £7.9 million ($10.0 million) (2022: nil; 2021: nil). During the year ended December 31, 2023, we recognized a total of £13.7 million in revenue under this agreement (2022: £5.1 million; 2021: £2.7 million).

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £11.9 million based on the exchange rate at the payment date and $14.4 million or £10.7 million, net of taxes) upfront payment to us in December 2021. We are eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. During the year ended December 31, 2023, the Company achieved milestone payments totaling £3.2 million ($4.0 million) (2022: £1.5 million; 2021: £nil). We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the year ended December 31, 2023, we recognized a total of £0.6 million in revenue under this agreement (2022: £0.2 million; 2021: £32 thousand).

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO. As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We were eligible to receive these royalties through December 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the year ended December 31, 2023, we recognized a total of £0.6 million in royalty income from Alnylam (2022: £0.6 million; 2021: £0.4 million).

4.
Segment reporting

In 2023, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the CODM. For the 12 months ended December 31, 2023 and 2022, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

An analysis of the group’s assets and revenues by location is shown below:

	U.S.A.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2022	-	1,166	9,648	10,814
As at December 31, 2023	-	3,508	9,293	12,801

Revenue analysis for the year ended December 31, 2021
Research collaboration	-	12,023	-	12,023
Royalties	-	-	392	392
	-	12,023	392	12,415

Revenue analysis for the year ended December 31, 2022
Research collaboration	-	16,923	-	16,923
Royalties	-	-	578	578
	-	16,923	578	17,501

Revenue analysis for the year ended December 31, 2023
Research collaboration	-	24,806	-	24,806
Royalties	-	-	569	569
.	-	24,806	569	25,375

5.
Operating loss

This is stated after charging/(crediting):

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Depreciation of property, plant and equipment	462	478	411
Amortization of intangibles	36	4	16
Share-based payments charge	13,050	10,252	8,632
Short lease payments on premises	481	410	332
Fees payable to the Company's auditors for the audit of the Company and the consolidation:
- audit fees	576	463	403
- other assurance services	222	150	180

6.
Directors and staff costs

Staff costs, including Directors’ remuneration, during the year for the Group were as follows:

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Wages and salaries	15,363	14,760	10,837
Social security costs	1,524	1,434	1,491
Other pension costs	489	429	319
Share-based payments charge	13,050	10,252	8,632
Total aggregate remuneration	30,426	26,875	21,279

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year ended December 31,
	2023	2022	2021
	Number	Number	Number
Research and development and related support services	86	88	66
Administration	29	28	26
Total average number of employees	115	116	92

7.
Finance and other expenses

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Lease liability interest expense	34	47	8
Net foreign exchange losses	2,118	-	44
Total Finance and other expenses	2,152	47	52

8. Finance and other income

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Bank interest receivable	67	23	10
Accretion on U.S Treasury Bills	1,379	203	-
Net foreign exchange gains	-	1,046	-
Total Finance and other income	1,446	1,272	10

9. Taxation

The entire tax credit of £7.0m relates to current tax as shown below. No deferred tax was recognized in the year.

	December 31
	2023	2022
	£000s	£000s
Current Tax Expense
Current Year	(7,028)	(7,280)
Changes in estimate related to prior years	(15)	401
Total current tax	(7,043)	(6,879)
Deferred Tax Expense
Origination and reversal of temporary differences	-	-
Change in tax rate	-	-
Recognition of previously unrecognized tax losses	-	-
Recognition of previously unrecognized tax losses (derecognition of previously recognized) deductible temporary differences	-	-

Taxation	(7,043)	(6,879)

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The deferred tax charge in 2023 was nil (2022: nil; 2021: nil). Reconciliation of tax credit at standard rate of U.K. corporation tax to the current tax credit:

	Year ended December 31,
	2023	2022	2021
	£000s	£000s	£000s
Loss before tax	(50,310)	(47,368)	(45,856)
Tax credit at the standard rate of U.K. corporation tax of 25% (2021: 19%; 2020: 19%)	12,578	9,000	8,713
Effect of overseas tax rate	207	544	(264)
Impact of unrelieved tax losses not recognized	(13,177)	(9,948)	(8,639)
Adjustment in respect of prior year	15	(401)	875
Research and development tax credit in respect of current year	7,793	7,836	6,945
Effect of overseas taxes	(373)	(152)	(1,184)
	7,043	6,879	6,446

The deferred tax asset not recognized in these financial statements on the estimated losses and the treatment of the equity settled share- based payments, net of any other temporary differences is detailed in note 23. During the year, the Group had not yet received a research and development tax credit related to the prior year (2022: £7.8 million; 2021: £4.4 million). The Group has accrued £7.8 million (2022: £7.8 million; 2021: £6.95 million) recognizing a current tax asset in respect of 2023 research and development tax credits. Research and development tax credit in respect of the current year includes amounts for unfunded projects that are permissible to claim under the Small or Medium Enterprise ('SME') R&D tax scheme. In addition to this we have also recognized £0.9 million of income from the RDEC scheme in the income statement within research and development costs. The company had a foreign tax expense of £0.4 million. (2022: £0.4 million; 2021: £0.2 million).

The corporation tax main rate during 2023 was 25% (2022: 19%; 2021: 19%). In the Spring Budget 2021, the U.K. Government announced that from 1 April 2023 the corporation tax rate will increase to 25%. As the company has not recognized any related deferred tax assets as at 31, December 2023, the tax rate increase has no impact.

Since the Group does not have an establishment or place of business in China, the Group is subject to withholding tax on gross income from dividends, interest, lease of property, royalties, and other China-source passive income. In 2021 the Group entered into a collaboration agreement with Hansoh, a biopharmaceutical company in China and received a $16 million upfront payment, which required withholding tax of $1.6 million. In 2023 the Group received a milestone payment of £3.2 million ($4.0 million), which required withholding tax of £0.4 million In 2022 the Group received a milestone payment of £1.5 million ($2.0 million), which required withholding tax of £0.2 million.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10. Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the financial year after taxation and on the weighted average of 111,277,250 (2022: 96,584,512; 2021: 88,950,441) ordinary shares in issue during the year.

The options outstanding at December 31, 2023, December 31, 2022 and December 31, 2021 are considered to be anti-dilutive as the Group is loss-making.

11. Property, plant and equipment

	Equipment and furniture	Right-of-use asset	Total
	£000s	£000s	£000s
Cost
At January 1, 2022	5,112	345	5,457
Additions	140	499	639
Disposals	(506)	(346)	(852)
Translation adjustment	240	-	240
At December 31, 2022	4,986	498	5,484
At January 1, 2023	4,986	498	5,484
Additions	45	-	45
Translation adjustment	24	5	29
At December 31, 2023	5,055	503	5,558
Accumulated depreciation
At January 1, 2022	3,293	220	3,513
Charge for the year	306	172	478
Eliminated on disposal	(506)	(346)	(852)
Translation adjustment	144	-	144
At December 31, 2022	3,237	46	3,283
At January 1, 2023	3,237	46	3,283
Charge for the year	296	166	462
At December 31, 2023	3,533	212	3,745
Net book value
As at December 31, 2022	1,749	452	2,201
As at December 31, 2023	1,522	291	1,813

12. Goodwill

	Year ended December 31,
	2023	2022
	£000s	£000s
Balance at start of year	8,009	7,592
Translation adjustment	(169)	417
Balance at end of year	7,840	8,009

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The recoverable amount is based on fair value less cost of disposal.

The key assumptions used in the valuation models to determine the fair value less cost of disposal are as follows:

•
Fair value has been determined as market capitalization (share price x number of shares in issue) at December 31, 2023
•
Disposal costs have been estimated to be minimal

Goodwill is assessed at a segment level. As there is only one operating segment, we have considered the fair value of the entire business as market capitalization at December 31, 2023, which was £540.5 million (2022:£453.3 million), with share price not dropping significantly below its December 31, 2023 value at any point so far in 2024, and therefore a sensitivity analysis has not been presented.

13. Other intangible assets

Licenses & software
£000s
Cost
At January 1, 2022	130
Additions	300
Translation adjustment	-
At December 31, 2022	430
At January 1, 2023	430
Additions	-
Translation adjustment	-
At December 31, 2023	430
Accumulated depreciation
At January 1, 2022	106
Charge for the year	4
Translation adjustment	-
At December 31, 2022	110
At January 1, 2023	110
Charge for the year	36
Translation adjustment	-
At December 31, 2023	146
Net book value
As at December 31 2022	320
As at December 31 2023	284

The intangible assets included above have finite useful lives estimated to be of 10–15 years from the date of acquisition, over which period they are amortized or written down if they are considered to be impaired. Internally generated patent costs are only recorded where they are expected to lead directly to near-term revenues, none have been capitalized to date.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14. Cash and cash equivalents

	December 31,
	2023	2022
	£000s	£000s
Cash at bank and in hand	24,993	41,986
US Treasury Bills	29,038	12,376
Short term bank deposits	-	454
Total Cash and cash equivalents	54,031	54,816

Cash at bank comprises balances held by the Group in current, short-term bank deposits, and U.S. Treasury Bills with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

15. Financial assets at amortized cost

Non-current financial assets at amortized cost primarily relate to deposits for properties.

Current financial assets at amortized cost, other than trade receivables as disclosed in note 17, include U.S. Treasury Bills (with maturities from purchase date over three months) of £nil (2022: £16.3 million).

	December 31,
	2023	2022
	£000s	£000s
Current financial assets at amortized cost – U.S Treasury Bills	-	16,328
Total financial assets at amortized cost - current	-	16,328
Non-current financial assets at amortized cost	284	284
Total financial assets at amortized cost	284	16,612

16. Other assets

	December 31,
	2023	2022
	£000s	£000s
Prepayments	8,157	8,200
VAT receivable	978	1,545
Total other current assets	9,135	9,745

Prepayments	2,580	-
Other long term assets	2,580	-

17. Trade receivables

	December 31,
	2023	2022
	£000s	£000s
Trade receivables	228	915

The Directors consider that the carrying amount of trade receivables approximates to their fair value.

No interest is charged on outstanding receivables. There were no overdue trade receivables balances.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Group has applied an expected credit loss model to the balance and determined that £nil (2022: £nil) provision is required.

18. Trade and other payables

	December 31,
	2023	2022
	£000s	£000s
Trade payables	2,629	3,186
Social security and other taxes	577	467
Accruals and other payables	8,850	8,391
Corporate income tax payable	373	589
Total trade and other payables	12,429	12,633

The Directors consider that the carrying amount of trade and other payables approximates to their fair value.

19. Lease liability

	December 31,
	2023	2022
	£000s	£000s
Lease liability - current	179	446
Lease liability - non-current	93	-
Total lease liability	272	446

The lease liability recognized on the face of the balance sheet comprises the Group’s London office, which was renegotiated upon completion of the original term, with the new term beginning in September 2022. The repayment of the principal portion of these lease liabilities for the year-ending December 31, 2023 was £0.2 million (2022: £0.2 million).

There are two short-term leases in Berlin, Germany and seven leases in Hoboken, U. S., not included in the lease liability above. Both leases in Berlin are on a rolling contract basis with either party being able to end the lease with a cancellation notice period of 11.5 months, while the leases in the U. S. are on a rolling contract basis with a notice period of three months, thus allowing exemption using the practical expedient, without significant cost.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca plc, and Hansoh research collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next 12 months related to amounts invoiced to our partners. Current and non-current contract liabilities include future revenue from collaboration recharged expenses, upfront payments, and milestones achieved to December 31, 2023.

	December 31,	December 31,
	2023	2022
	£000s	£000s
Contract liabilities:
Current	5,161	8,864
Non-current	58,910	63,485
Total contract liabilities	64,071	72,349

	Total
	£000s
Contract liabilities:
At January 1, 2022	76,748
Additions during period	12,519
Revenue unwound during period	(16,918)
At December 31, 2022	72,349
At January 1, 2023	72,349
Additions during period	16,528
Revenue unwound during period	(24,806)
At December 31, 2023	64,071

21. Deferred tax

The Group has the following unrecognized deferred tax assets as at December 31, 2023:

	December 31,
	Gross	Gross
	2023	2022
	£000s
Trading Losses [1]	198,422	167,828
Share based payments	7,679	8,995
Capital losses	7,873	7,873
Total unrecognized deferred tax asset	213,974	184,696

(1) Included in trading losses is £42.7 million of accumulated tax losses as of December 31, 2023 (£43.6 million as of December 31, 2022) related to our operations in Germany for corporate income taxes. We also had £41.4 million of accumulated losses related to trade taxes in our German entity (£43.6 million as of December 31, 2022).

Total unrecognized deferred tax assets are calculated based on the main corporate tax rate of 25% (25% for 2022) as this is the tax rate applicable to when we expect to utilize the these deferred tax assets. Unrecognized deferred tax assets from foreign trading losses are calculated at the tax rate applicable to the related jurisdiction.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred tax assets are recognized where it is probable that future taxable profit will be available to utilize losses. Due to the uncertainty of future capital gains, a deferred tax asset in respect of capital losses was not recognized at December 31, 2023 (2022: nil).

22. Share capital

	December 31,
	2023	2022	2021
	£000s	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	5,942	5,390	4,489

	Number	Number	Number
Number of shares in issue	118,846,966	107,808,472	89,784,720
Number of ADS in issue	39,615,655	35,936,157	29,928,240

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

On October 15, 2021, we entered into an Open Market Sale Agreement (the "Sales Agreement"), with Jefferies LLC ("Jefferies"), under which Jefferies, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the Sales Agreement up to a maximum of $100.0 million of ADSs. Under the terms of the Sales Agreement, Jefferies may sell the ADSs at market prices by any method that is deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended. The ADSs offered under the Sales Agreement are being offered pursuant to a registration statement on Form F-3 that became effective on October 22, 2021. We may offer and sell up to $300.0 million of our shares, represented by ADSs, from time to time in one or more offerings. During the year ended December 31, 2023, we sold 3.4 million ADSs for net proceeds of approximately $32.2 million (approximately £25.5 million), before deducting £1.0 million in placement agent fees and other expenses. As of this filing, approximately $67.8 million of ADSs remained available under the Sales Agreement.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Details of the shares issued during the current and previous year are as follows:

Number of shares in issue at January 1, 2021	83,306,259
Shares issued during the year	6,066,654
Options exercised at £0.05	66,114
Options exercised at £0.85	121,854
Options exercised at £1.00	25,000
Options exercised at £1.28	720
Options exercised at £1.90	198,119
Number of shares in issue at December 31, 2021	89,784,720
Shares issued during the year	17,850,000
Options exercised at $0.20/ADS or $0.07/ordinary share	84,835
Options exercised at $4.16/ADS or $1.39/ordinary share	16,968
Options exercised at $5.12/ADS or $1.72/ordinary share	12,951
Options exercised at $5.88/ADS or $1.96/ordinary share	24,000
Options exercised at $7.32/ADS or $2.44/ordinary share	15,000
Options exercised at $7.60/ADS or $2.53/ordinary share	19,998
Number of shares in issue at December 31, 2022	107,808,472
Number of ADS in issue at December 31, 2022	35,936,157
Shares issued during the year	10,230,567
Options exercised at $0.20/ADS or $0.07/ordinary share	583,857
Options exercised at $2.40/ADS or $0.80/ordinary share	39,999
Options exercised at $3.76/ADS or $1.25/ordinary share	27,498
Options exercised at $7.60/ADS or $2.53/ordinary share	154,386
Options exercised at $15.38/ADS or $5.13/ordinary share	2,187
Number of shares in issue at December 31, 2023	118,846,966
Number of equivalent ADS in issue at December 31, 2023	39,615,655

At December 31, 2023, there were options outstanding of 15,853,459 (2022: 11,571,487; 2021: 8,052,699) unissued ordinary shares.

Details of the options outstanding are as follows:

Year of issue	Weighted average Exercise price (£)	WeightedaverageExerciseprice($)	At January 1, 2023		Options granted		Options forfeited		Options expired		Options exercised		At December 31, 2023	Weighted average years to expiry date
2014	3.39	4.23	4,000		-		-		-		-		4,000	0.67
2015	3.39	4.23	3,333		-		-		-		-		3,333	1.51
2016	4.12	5.14	9,857		-		-		-		-		9,857	2.35
2017	6.46	8.05	49,165		-		-		-		(9,166)		39,999	3.90
2018	0.16	0.20	44,422		-		-		-		(7,826)		36,596	4.24
2019	4.30	5.36	725,518		-		-		-		(147,820)		577,698	2.83
2020	6.60	8.23	603,440		-		-		(303,000)		(39,233)		261,207	6.43
2021	17.94	22.37	822,984		-		(71,819)		(24,286)		(64,535)		662,344	7.12
2022	14.83	18.49	1,594,443		-		(130,063)		(44,517)		-		1,419,863	8.09
2023	11.13	13.88	-		2,567,942		(289,599)		(8,025)		(729)		2,269,589	9.14

Total (ADSs)			3,857,162	-	2,567,942	-	(491,481)	-	(379,828)	-	(269,309)	-	5,284,486
Total (Ordinary Shares)			11,571,487		7,703,826		(1,474,443)		(1,139,484)		(807,927)		15,853,459

ADSs represent three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the closing current year currency conversion of sterling pounds to US dollars, which was 1.25 sterling pounds to 1 US Dollar.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The market price of Company shares at the year-end was $17.37/ADS or ($5.79 or 464 pence/share). (2022: $15.25/ADS ($5.08 or 420 pence/share); 2021: $23.89/ADS ($7.96 or 590 pence/share)). During the year the minimum and maximum prices were $4.61 and $17.67 per ADS (123 pence and 472 pence per ordinary share), respectively (2022: 215 pence and 680 pence; 2021: 443 pence and 680 pence).

23. Equity-settled share-based payments

The Group has issued share options under the 2018 Long Term Incentive Plan (LTIP), 2018 Non-Employee Long Term Inventive Plan (Non-Employee LTIP), and individual share option contracts, open to all employees of the Group, as well as EMI shares (none of which remain outstanding at December 31, 2023). Under the LTIP, Non-Employee LTIP, individual contracts and schemes available, the options typically vest after 3 years, with the exception of some options granted to certain members of key management personnel. The vesting period for these options ranges from 3 to 33 months. The options usually lapse after one year following the employee leaving the Group.

	2023			2022			2021
	Number of ADSs(1)	Weighted Average Exercise price	Weighted Average Exercise price	Number of ADSs(1)	Weighted Average Exercise price	Weighted Average Exercise price	Number Of Shares	Weighted Average Exercise price
		$	Pence per share		$	Pence per share		Pence per share
Options
Outstanding at the beginning of the year	3,857,162	15.10	403.63	2,684,233	7.32	605.63	6,768,894	226.83
Granted during the year	2,567,942	14.01	374.49	1,940,377	22.30	1,844.41	2,259,153	554.60
Lapsed or forfeited during the year	(871,309)	18.50	494.51	(709,531)	29.25	2,419.76	(563,541)	146.02
Exercised during the year	(269,309)	1.89	50.52	(57,917)	3.20	265.05	(411,807)	116.62
Outstanding at the year-end (ordinary shares/pence)							8,052,699	329.74
Outstanding at the year-end (ADS/$)	5,284,486	14.80	395.61	3,857,162	15.10	1,248.95	2,684,233	7.32
Exercisable at the year-end	2,420,614	14.34	383.31	1,889,460	13.24	1,095.01	2,503,504	263.45

The table above shows the number of options in relation to ordinary shares and equivalent ADSs outstanding and exercisable at year end, on the conversion ratio of three ordinary share options to one ADS as disclosed in note 24.

The options outstanding at the year-end have a weighted average remaining contractual life of 7.68 years (2022: 8.2 years; 2021: 8.3 years). The weighted average share price at the time of exercise during the year was 274 pence per ordinary share or $10.26 per ADS (2022: 318.31 pence; 2021: 575.39 pence).

The Group granted 7,703,826 share options during the year (2022: 5,821,131; 2021: 2,259,153). The fair value of options granted were calculated using Black Scholes model for 2023 and 2022. Prior to January 1, 2022, the fair value of options granted were calculated using a Binomial or Monte Carlo model. Inputs into the model were as follows:

	2023	2022	2021
Inputs and assumptions for options granted in the year:
Weighted average share price (pence)	375.0	537.4	586.0
Weighted average ADS price ($)	14.0	19.5
Weighted average exercise price (pence)	375.0	673.8	520.0
Weighted average ADS price ($)	14.0	24.4
Option life (years)	6.0	8.9	10.0
Expected volatility	72%-79%	56%-74%	65%-70%
Risk free rate	3.16%-4.43%	1.16%-3.57%	0.28%-1.04%
Expected dividend yield	nil	nil	nil

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Group recognized total charges of £13.1 million (2022: £10.3 million; 2021: £8.6 million) related to equity settled share-based payment transactions during the year.

Fair value of the grants has been calculated using volatility assumptions between 56% and 74%, based on the three year historical volatility as at the respective date of grant.

The Group does not bear any responsibility to settle any employee tax obligations that arise on the exercise of share options. The estimated employer tax obligation on outstanding options at the year-end was £0.2 million (2022: £0.4 million; 2021: £0.6 million).

24. Capital reserves

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

The share-based payments reserve reflects the cost to issue share-based compensation, primarily employee share options.

	Share Premium account	Merger reserve	Share-based Payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2021	153,734	22,248	5,715	5,194	186,891
Shares issued	32,585	-	-	-	32,585
On options in issue during the year	-	-	8,632	-	8,632
On options exercised during the year	460	-	(659)	-	(199)
Costs capitalized in respect of issuance of shares during the period	(2,447)				(2,447)
Movement in the year	30,598	-	7,973	-	38,571
At December 31, 2021	184,332	22,248	13,688	5,194	225,462
Shares issued	45,533	-	-	-	45,533
On options in issue during the year	-	-	10,252	-	10,252
On options exercised during the year	153	-	(192)	-	(39)
Costs capitalized in respect of issuance of shares during the period	(3,348)				(3,348)
Movement in the year	42,338	-	10,060	-	52,398
At December 31, 2022	226,670	22,248	23,748	5,194	277,860
Shares issued	25,411	-	-	-	25,411
On options in issue during the year	-	-	13,050	-	13,050
On options exercised during the year	381	-	(1,918)	-	(1,537)
Costs capitalized in respect of issuance of shares during the period	(1,015)	-	-	-	(1,015)
Movement in the year	24,777	-	11,132	-	35,909
At December 31, 2023	251,447	22,248	34,880	5,194	313,769

25. Capital commitments and contingent liabilities

There were no capital commitments at December 31, 2023 (2022: nil; 2021: nil).

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

26. Commitments under short leases

At December 31, 2023, the Group had a gross commitment on its office rental and service charge in Berlin, Germany and the Hoboken, U.S. lease equal to £0.4 million (2022: £0.3 million; 2021: £0.3million) in the next year. No amounts are payable after more than one year.

In addition, the Group enters into contracts in the normal course of business with contract research organizations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the disclosure above.

27. Financial instruments and risk management

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

Financial assets by category

The categories of financial assets included in the balance sheet and the heading in which they are included are as follows. The measurement of financial assets is at amortized cost unless otherwise stated:

	December 31,
	2023	2022
	£000s	£000s
Trade receivables	228	915
Cash and cash equivalents	54,031	54,816
Financial assets at amortized costs - U.S.Treasury Bills	-	16,328
Non-current financial assets at amortized cost	284	284
	54,543	72,343

Financial liabilities by category

	December 31,
	2023	2022
	£000s	£000s
Trade and other payables	12,429	12,166
Lease liability	272	446
	12,701	12,612

All amounts are short-term with trade and other payables due in less than 6 months. The lease liability is £0.1 million due within 6 months and £0.1 million due in 6 to 12 months. £0.1 million is due between 1 to 2 years.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Credit quality of financial assets (fixed term deposits and receivables)

The maximum exposure to credit risk at the reporting date by class of financial asset was:

	December 31,
	2023	2022
	£000s	£000s
Trade receivables	228	915
Financial assets at amortized cost – non-current	284	284
Financial assets at amortized cost – current	-	16,328
	512	17,527

Cash and cash equivalents, term deposits and U.S. Treasury Bills are not considered to be exposed to significant credit risk due to the fact they are held in a financial institution with an “A” rating. The Group considers the possibility of significant loss in the event of non-performance by a financial counterparty to be remote.

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

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

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

Financial assets and liabilities denominated in euros and translated into sterling at the closing rate were:

	December 31,
	2023	2022
	£000s	£000s
Financial assets	3,254	2,302
Financial liabilities	(1,541)	(1,279)
Net financial liabilities	1,713	1,023

Financial assets and liabilities denominated in US dollars and translated into sterling at the closing rate were:

	December 31,
	2023	2022
	£000s	£000s
Financial assets	54,664	53,086
Financial liabilities	(3,290)	(2,947)
Net financial assets	51,374	50,139

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regard to the exchange rate for sterling against the euro.

During the year sterling rose by 2% (2022: 1%) against the euro. The table shows the impact of an additional weakening or strengthening of sterling against the euro by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2023
Group result for the year	(43,267)	(40,221)	(47,836)
Euro denominated net financial liabilities	1,713	1,428	2,141
Total equity at December 31, 2022	17,050	16,765	17,478

2022
Group result for the year	(40,489)	(37,572)	(44,865)
Euro denominated net financial liabilities	1,023	853	1,279
Total equity at December 31, 2021	22,072	21,902	22,328

2021
Group result for the year	(39,410)	(35,618)	(45,099)
Euro denominated net financial liabilities	(1,360)	(1,133)	(1,700)
Total equity at December 31, 2020	8,526	8,753	8,186

The following table illustrates the sensitivity of the net result for the year and the reported financial assets of the Group in regards to the exchange rate for sterling against the U.S. dollar.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year sterling increased by 5% (2022: 10% decrease) against the U.S. dollar. The table shows the impact of an additional weakening or strengthening of sterling against the US dollar by 20%.

		If sterling	If sterling
	As reported	rose 20%	fell 20%
	£000s	£000s	£000s
2023
Group result for the year	(43,267)	(42,958)	(43,730)
U.S. dollar denominated net financial assets	51,374	42,812	64,218
Total equity at December 31, 2022	17,050	8,488	29,894

2022
Group result for the year	(40,489)	(37,013)	(45,703)
U.S. dollar denominated net financial assets	50,139	41,783	62,674
Total equity at December 31, 2021	22,072	13,716	34,607

2021
Group result for the year	(39,410)	(36,308)	(44,063)
U.S. dollar denominated net financial assets	10,372	8,643	12,965
Total equity at December 31, 2020	8,526	6,797	11,119

28. Notes to the cash flow statement

Changes in liabilities arising from financing activities.

	January 1, 2023	Cash flows from financing activities : Repayments	Non-cash flows: New lease liabilities	December 31, 2023
	£000s	£000s	£000s	£000s
Lease liabilities	446	(174)	-	272
Total liabilities from financing activities	446	(174)	-	272

29. Related party transactions

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

In 2022, the Company agreed to pay Gladstone Consultancy Partnership, a company controlled by the Company’s Non-Executive Chairman, Iain Ross, £60 thousand (plus any applicable value added tax) for consulting and advisory services provided by Mr. Ross. Gladstone Consulting Partnership is no longer being engaged by the Company in 2023.

Key management are considered to be Directors of the Group. Directors' compensation is discussed in Item 6.

30. Post balance sheet events

In January 2024, we raised proceeds of $20 million before deducting $0.6 million in placement agent fees and other expenses, from sales of ADSs under our Sales Agreement.

On February 5, 2024 the Group announced a private placement of 5,714,286 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of US $21.00 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $120 million (approximately £94.5 million) before deducting approximately £5.7 million in placement agent fees and other expenses. The financing syndicate included 5AM Ventures, Frazier Life Sciences, Logos Capital, Nextech Invest Ltd (on behalf of one or more funds managed by it), Redmile Group, TCGX and Vivo Capital.

SILENCE THERAPEUTICS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In March 2024, Mallinckrodt notified us that they will not pursue further development of SLN501 following the completion of the phase 1 clinical trial. This will conclude all activities and commitments under the collaboration agreement.